   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 2, 1995.


                                                       REGISTRATION NO. 33-56409
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      ------------------------------------

                                AMENDMENT NO. 5


                                       TO
                                    Form S-2
                             REGISTRATION STATEMENT
                                   UNDER THE
                             SECURITIES ACT OF 1933
                      ------------------------------------

                        AMERICAN STANDARD COMPANIES INC.
             (Exact name of registrant as specified in its charter)

                  DELAWARE                                       13-3465896
      (State or other jurisdiction of                         (I.R.S. Employer
       incorporation or organization)                      Identification Number)

                             One Centennial Avenue
                                 P.O. Box 6820
                           Piscataway, NJ 08855-6820
                                 (908) 980-6000
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                         ------------------------------

                            Richard A. Kalaher, Esq.
                   Acting General Counsel & Acting Secretary
                        American Standard Companies Inc.
                             One Centennial Avenue
                                 P.O. Box 6820
                           Piscataway, NJ 08855-6820
                                 (908) 980-6000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                         ------------------------------

                                   Copies to:

          Paul H. Wilson, Jr., Esq.                      Michael A. Becker, Esq.
             Debevoise & Plimpton                        Cahill Gordon & Reindel
               875 Third Avenue                               80 Pine Street
           New York, New York 10022                      New York, New York 10005
                (212) 909-6000                                (212) 701-3000

                         ------------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

                         ------------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                EXPLANATORY NOTE

     This Registration Statement contains two forms of prospectus: one to be used in connection with an offering in the United States (the "U.S. Prospectus") and one to be used in a concurrent international offering outside the United States (the "International Prospectus"). The U.S. Prospectus and the International Prospectus are identical except for the front and back cover pages, the inside front cover page, the sections entitled "Underwriting" and "Certain United States Tax Consequences to Non-U.S. Holders" (the section entitled "Certain United States Tax Consequences to Non-U.S. Holders" appears only in the International Prospectus) and certain cross-references relating thereto. The form of U.S. Prospectus is included herein and is followed by those pages to be used in the International Prospectus which differ from, or are in addition to, those in the U.S. Prospectus. Each of the alternate pages for the International Prospectus included herein is labeled "Alternate Page for International Prospectus".

                        AMERICAN STANDARD COMPANIES INC.

         CROSS REFERENCE SHEET PURSUANT TO REGULATION S-K, ITEM 501(b), SHOWING LOCATION OF INFORMATION REQUIRED BY ITEMS ON FORM S-2

FORM S-2 ITEM NUMBER AND CAPTIONS                    LOCATION OR CAPTION IN PROSPECTUS
- ---------------------------------                    ---------------------------------
  1. Forepart of Registration Statement and
       Outside Front Cover Page of Prospectus....    Outside Front Cover Page
  2. Inside Front and Outside Back Cover Pages of
       Prospectus................................    Inside Front and Outside Back Cover Pages
  3. Summary Information, Risk Factors and Ratio
       of Earnings to Fixed Charges..............    Prospectus Summary; Certain Investment
                                                       Considerations; Summary Historical
                                                       Financial Data; Summary Pro Forma
                                                       Financial Data
  4. Use of Proceeds.............................    Use of Proceeds
  5. Determination of Offering Price.............    Underwriting
  6. Dilution....................................    Dilution
  7. Selling Security Holders....................    *
  8. Plan of Distribution........................    Outside Front Cover Page; Underwriting
  9. Description of Securities to be
       Registered................................    Description of Capital Stock
 10. Interests of Named Experts and Counsel......    *
 11. Information with Respect to the Registrant
     (a) Description of Business.................    Prospectus Summary; Management's Discussion
                                                       and Analysis of Financial Condition and
                                                       Results of Operations; Business
     (b) Financial Statements....................    Consolidated Financial Statements
     (c) Industry Segments.......................    Prospectus Summary; Management's Discussion
                                                       and Analysis of Financial Condition and
                                                       Results of Operations; Business
     (d) Market Price and Dividends on
          Registrant's Common Equity and Related
          Stockholders' Matters..................    Dividend Policy; Description of Capital
                                                       Stock
     (e) Selected Financial Data.................    Pro Forma Financial Data; Selected
                                                       Historical Consolidated Financial Data
     (f) Supplementary Financial Information.....    Selected Historical Consolidated Financial
                                                       Data and Consolidated Financial Statements
     (g) Management's Discussion and Analysis of
          Financial Condition and Results of
          Operations.............................    Management's Discussion and Analysis of
                                                       Financial Condition and Results of
                                                       Operations
     (h) Disagreements with Accountants on
          Accounting and Financial Disclosure....    *
 12. Incorporation of Certain Information by
       Reference.................................    Inside Front Cover Page
 13. Disclosure of Commission Position on
       Indemnification for Securities Act
       Liabilities...............................    Part II

- ---------------

*Not applicable or answer is in the negative.

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED FEBRUARY 2, 1995


                               14,500,000 SHARES

                        AMERICAN STANDARD COMPANIES INC.
                                  COMMON STOCK
                          (PAR VALUE $0.01 PER SHARE)
                              -------------------

     Of the 14,500,000 shares of Common Stock offered, 10,000,000 shares are being offered hereby in the United States and 4,500,000 shares are being offered in a concurrent international offering outside the United States. The initial public offering price and the aggregate underwriting discount per share are identical for both offerings (collectively, the "Offerings"). See "Underwriting".

     All of the shares of Common Stock offered are being issued and sold by the Company. None of the Company's current stockholders, including Kelso ASI Partners, L.P. ("ASI Partners"), the Company's majority stockholder, the American-Standard Employee Stock Ownership Plan or management stockholders, will sell any Common Stock in the Offerings. Upon completion of the Offerings, ASI Partners will own approximately 60% of the outstanding Common Stock and will retain the power to elect a majority of the Company's directors and thereby to determine the Company's corporate policies.

     Prior to the Offerings, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price per share will be between $19 and $22. For factors to be considered in determining the initial public offering price, see "Underwriting".

     SEE "CERTAIN INVESTMENT CONSIDERATIONS" FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.

     The Common Stock has been authorized for listing on the New York Stock Exchange, subject to official notice of issuance.
                              -------------------
   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
      AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
        THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
          ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                              -------------------

                                 INITIAL PUBLIC        UNDERWRITING          PROCEEDS TO
                                 OFFERING PRICE         DISCOUNT(1)          COMPANY(2)
                              ---------------------------------------------------------------
Per Share................               $                    $                    $
Total(3).................               $                    $                    $

- ------------

(1) The Company and American Standard Inc. have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

(2) Before deducting estimated expenses of $2,900,000 payable by the Company.

(3) The Company has granted the U.S. Underwriters an option for 30 days after the date of this Prospectus to purchase up to an additional 1,500,000 shares at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. Additionally, an over-allotment option on 675,000 shares has been granted by the Company as part of the international offering. If such options are exercised in full, the total initial public offering price, underwriting discount and proceeds to the
    Company will be $          , $          and $          , respectively. See
    "Underwriting".
                              -------------------
     The shares offered hereby are offered severally by the U.S. Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York, on
or about February   , 1995.

GOLDMAN, SACHS & CO.
                     CS FIRST BOSTON
                                        MORGAN STANLEY & CO.
                                            INCORPORATED

                                                       SMITH BARNEY INC.
                            ------------------------

               The date of this Prospectus is February   , 1995.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     American Standard Companies Inc. (formerly named ASI Holding Corporation) (the "Company") has filed with the Securities and Exchange Commission (the "Commission"), pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), an Annual Report on Form 10-K for the year ended December 31, 1993 (the "1993 10-K"), Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, June 30 and September 30, 1994 and an amended Quarterly Report on Form 10-Q/A for the fiscal quarter ended March 31, 1994 (the "1994 10-Qs") and a Current Report on Form 8-K, dated November 10, 1994 (the "8-K"), which are hereby incorporated by reference in and made a part of this Prospectus (to the extent not superseded hereby).

     Any statements contained in the 1993 10-K, the 1994 10-Qs or the 8-K shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The 1993 10-K, the 1994 10-Qs and the 8-K, without exhibits, are available without charge upon request directed to: Office of the Secretary, American Standard Companies Inc., One Centennial Avenue, P.O. Box 6820, Piscataway, NJ 08855-6820 ((908) 980-6000).

                             AVAILABLE INFORMATION

     The Company has filed with the Commission a registration statement on Form S-2 (the "Registration Statement", which term shall encompass all amendments thereto) under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares (the "Shares") of its common stock, par value $.01 per share (the "Common Stock") offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete; with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. Items of information omitted from this Prospectus but contained in the Registration Statement may be inspected and copied without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at the following regional offices of the Commission: 14th Floor, 500 West Madison Street, Chicago, Illinois 60661; and 7 World Trade Center, New York, New York 10048. Copies of such material can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 at prescribed rates.

     The Company complies with the informational requirements of the Exchange Act and, in accordance therewith, files reports and other information with the Commission. All such information may be inspected and copied at the public reference facilities maintained by the Commission at the locations referred to above. The Common Stock has been authorized for listing on the New York Stock Exchange (the "NYSE") subject to official notice of issuance, and copies of such material will also be available for inspection at the offices of the NYSE, 20 Broad Street, New York, New York 10005.
                            ------------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                          [INSIDE FRONT COVER 1]

  [AMERICAN STANDARD LOGO]


                              [TRANE LOGO]


          [PICTURE 1]

         TRANE XL1200                         [PICTURE 2]
  RESIDENTIAL COOLING UNIT
                                           TRANE CENTRAVAC(R)
                                          CENTRIFUGAL CHILLER
          [PICTURE 3]

     TRANE LIGHT COMMERCIAL
ROOFTOP HEATING AND COOLING UNIT              [PICTURE 4]

                                         TRANE TRACER SUMMIT(TM)
                                       BUILDING MANAGEMENT SYSTEM
          [PICTURE 5]

TRANE MODULAR CLIMATE CHANGER(R)
          AIR HANDLER

                            [INSIDE FRONT COVER 2]



    [AMERICAN STANDARD LOGO]                [IDEAL STANDARD LOGO]


         [PICTURE 6]                            [PICTURE 7]


         [PICTURE 8]                            [PICTURE 9]


                            [WABCO LOGO]





                            [PICTURE 10]
                                                    COMPRESSORS
                                                    RESERVOIRS
                                                    AIR DRYERS
                                                    CONTROL VALVES
                            SUSPENSION CONTROLS     ANTILOCK BRAKING SYSTEMS
                            CLUTCH SERVO            TRACTION CONTROL
                            GEAR SHIFT CONTROLS     SLACK ADJUSTERS
                            CAB LEVELLING VALVE     ACTUATORS
                            CLIMATE CONTROLS        FOUNDATION BRAKES

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements included elsewhere in this Prospectus. American Standard Companies Inc. is a Delaware corporation that has as its only significant asset all the outstanding common stock of American Standard Inc., a Delaware corporation ("American Standard Inc."). Hereinafter, "American Standard" or "the Company" will refer to the Company, or to the Company and American Standard Inc., including its subsidiaries, as the context requires. Unless otherwise indicated, all information set forth in this Prospectus (i) gives effect to a 2.5 to 1 split of the Common Stock effected in December 1994, (ii) assumes an initial public offering price of $20.50 per share and (iii) assumes no exercise of the over-allotment options to be granted to the U.S. Underwriters and the International Underwriters (collectively, the "Underwriters").

                                  THE COMPANY
GENERAL

     American Standard is a globally-oriented manufacturer of high quality, brand-name products in three major product groups: air conditioning systems (55% of 1993 sales); bathroom and kitchen fixtures and fittings (30% of 1993 sales); and braking systems for medium-sized and heavy trucks, buses, trailers and utility vehicles (15% of 1993 sales). American Standard is a market leader in each of these business segments in the principal geographic areas in which it competes. The Company's brand names include TRANE(R) for air conditioning systems, AMERICAN-STANDARD(R), IDEAL-STANDARD(R) and STANDARD(R) for plumbing products and WABCO(R) for braking and related systems. The Company emphasizes technologically advanced products such as air conditioning systems that utilize energy-efficient compressors and environmentally-preferred refrigerants, water-saving plumbing products and commercial vehicle braking and related systems (including antilock braking systems ("ABS")) that utilize electronic controls.

     American Standard had sales and operating income of $3.8 billion and $282 million, respectively, in 1993. Sales and operating income were $3.3 billion and $291 million, respectively, in the first nine months of 1994, compared with $2.9 billion and $244 million, respectively, in the first nine months of 1993. During the first nine months of 1994, sales from operations outside the United States represented approximately 45% of the Company's total sales. At September 30, 1994 American Standard had 94 manufacturing facilities in 32 countries.

     American Standard's business strategy is to promote growth in sales and operating income. Key elements of this strategy are:

        - INCREASE MARKET SHARES. The Company plans to increase the market shares of its products by developing, manufacturing and selling high quality, technologically advanced products and by providing superior customer service.

        - EXPAND SALES IN DEVELOPING MARKETS. The Company plans to build on its historical global presence by focusing a significant portion of its new business activities (principally through joint ventures in which the Company has operating control) in developing market areas with the potential for high economic growth and/or demand for the Company's products, such as the Far East, including the People's Republic of China, Latin America and Eastern Europe.

        - CONTINUE APPLICATION OF DEMAND FLOW. To build on its position as a leader in each of its industries, the Company plans to continue to apply Demand Flow methods ("Demand Flow") to all its businesses. The Company's use of Demand Flow is designed to streamline processes, improve product quality, enhance customer service and reduce product cycle times, while improving efficiency, reducing working capital needs and lowering costs. Demand Flow, which the Company began to apply in 1990, has resulted in significant benefits.

BUSINESS SEGMENTS

     American Standard operates three business segments: Air Conditioning Products, Plumbing Products and Transportation Products.

     AIR CONDITIONING PRODUCTS. American Standard is a leading U.S. manufacturer of air conditioning systems for both domestic and export sales, and also manufactures air conditioning systems outside the United States. Air Conditioning Products manufactures "applied" (custom engineered, site-assembled) and "unitary" (self-contained, factory-assembled) air conditioning systems that are sold primarily under the TRANE(R)name. Over one-half of Air Conditioning Products' sales in 1993 and the first nine months of 1994 was in the replacement, repair and service markets which have been less cyclical than the new residential and commercial construction markets. Air Conditioning Products' sales in these periods to the commercial and residential markets represented approximately 75% and 25%, respectively, of total Air Conditioning Products' sales.

     Air Conditioning Products' sales increased to $1,861 million in the first nine months of 1994, compared with $1,556 million in the first nine months of 1993. This increase was due principally to increased market shares, higher replacement, repair and service revenues and increased levels of new residential and commercial construction activity. Management believes that Air Conditioning Products is well positioned for growth because of its high quality, brand-name products, significant existing market shares, the introduction of new product features such as electronic controls and environmentally-preferred refrigerants, and the expansion of its broad distribution network.

     PLUMBING PRODUCTS. American Standard is a leading manufacturer in Europe and a number of other countries of bathroom and kitchen fixtures and fittings for the residential and commercial construction markets and retail sales channels. Plumbing Products manufactures and distributes its products under the AMERICAN-STANDARD(R), IDEAL-STANDARD(R) and STANDARD(R) names.

     Plumbing Products' sales increased to $905 million in the first nine months of 1994, compared to $875 million in the first nine months of 1993, due principally to increased sales to the replacement and retail "do-it-yourself" markets as well as increased levels of new residential and commercial construction activity. Of Plumbing Products' worldwide 1993 sales, approximately 74% were derived from operations outside the United States. Management believes that Plumbing Products is well positioned for growth due to the high quality of its brand-name products, significant existing market shares in a number of countries and the expansion of existing operations in developing market areas throughout the world (principally the Far East, Latin America and Eastern Europe).

     TRANSPORTATION PRODUCTS. Transportation Products is a leading manufacturer, primarily in Europe and Brazil, of brake and related systems for the commercial and utility vehicle industry. Its most important products are pneumatic braking systems and related electronic and other control systems (including antilock braking systems) marketed under the WABCO(R) name for medium-size and heavy trucks, tractors, buses, trailers and utility vehicles. American Standard supplies vehicle manufacturers such as Mercedes-Benz, Volvo, Iveco (Fiat), RVI (Renault) and Rover.

     Transportation Products' sales increased to $543 million in the first nine months of 1994, compared to $420 million in the first nine months of 1993, due principally to increased levels of commercial vehicle production in Europe and Brazil and the addition of sales of Deutsche Perrot-Bremsen GmbH ("Perrot"), a German brake manufacturer acquired in January 1994. Management believes that Transportation Products is well positioned to benefit from improved market conditions in Europe and Brazil and increasing demand in a number of markets (including the U.S. commercial and utility vehicle markets) for ABS and other sophisticated electronic control systems, as well as from the technological advances embodied in the Company's products and its close relationships with a number of vehicle manufacturers.

     See "Business -- Air Conditioning Products Segment"; "-- Plumbing Products Segment" and "-- Transportation Products Segment".

GLOBALIZATION

     American Standard has historically had a significant global presence. One of its major strategic objectives is to continue to expand that presence, through the growth of existing operations and the establishment of new operations in developing market areas in the Far East, Latin America and Eastern Europe. The Company often uses joint ventures with local manufacturing and distribution partners to facilitate risk sharing and to allow the Company to benefit from the additional expertise of local market participants.

     Air Conditioning Products plans to continue to expand its operations in the Far East, Latin America and Europe. It has recently established a joint venture in Australia and is establishing joint ventures in the People's Republic of China ("PRC"). Air Conditioning Products also recently expanded its sales forces in the Far East and Latin America.

     Plumbing Products has entered new markets through joint ventures in the Far East, Eastern Europe, Spain and Portugal and is continuing to expand using this approach. Plumbing Products is significantly expanding its operations in the PRC through its affiliate, A-S China Plumbing Products Limited ("ASPPL"), to which American Standard is obligated to contribute $10 million and has contributed an operation valued at $20 million for an initial ownership position of 27% with effective control over day-to-day operations. In April 1994, ASPPL received other capital commitments of $82.5 million. As of December 15, 1994, ASPPL had drawn down approximately $6.7 million of American Standard's $10.0 million capital commitment and approximately $55 million of the capital commitments of its other investors. ASPPL is expanding its operations to Beijing, Tianjin, Shanghai and Guangzhou in order to provide a full product line of fixtures, fittings and bathtubs throughout the PRC market.

     Transportation Products, headquartered in Europe, has recently acquired a business in Spain, is in the process of establishing joint ventures in Eastern Europe and the PRC, and plans to expand its existing joint ventures in Japan and the United States.

     See "Business -- Strategy -- Globalization".

DEMAND FLOW

     To build on its position as a leader in each of its industries and to increase sales and operating income, American Standard began in 1990 to apply Demand Flow methods to its businesses. Under Demand Flow, products are produced as and when required by the customer, the production process is streamlined, and quality control is integrated into each step of the manufacturing process. The benefits of Demand Flow include better customer service, quicker response to changing market needs, improved quality control, higher productivity, increased inventory turnover rates and reduced requirements for working capital and manufacturing and warehouse space.

     Demand Flow has been implemented in substantially all of American Standard's production facilities. American Standard believes that its implementation of Demand Flow methods has achieved significant benefits. Product cycle time (the time from the beginning of the manufacturing of a product to its completion) has been reduced and, on average, inventory turnover rates have more than doubled. Principally as a result of the implementation of Demand Flow, American Standard achieved an aggregate $251 million reduction in inventories for the years 1990 through 1993. American Standard is also applying Demand Flow to administrative functions and is re-engineering its organizational structure to manage its businesses based on processes instead of functions.

     See "Business -- Strategy -- Demand Flow Technology".

OWNERSHIP

     The Company was formed in 1988 by Kelso & Company, L.P. ("Kelso") to effect the acquisition (the "Acquisition") of American Standard Inc. The Company changed its name from ASI Holding Corporation to American Standard Companies Inc. in November 1994. Upon completion of the Offerings, the Company's Common Stock will be owned approximately 60% by Kelso ASI Partners, L.P., an affiliate of Kelso ("ASI Partners"), approximately 19% by purchasers of Shares in the Offerings, approximately 14% by the American-Standard Employee Stock Ownership Plan (the "ESOP") and approximately 7% by certain current and former officers and employees of American Standard. In addition, pursuant to the Company's Stock Incentive Plan (the "Stock Plan"), up to 7,550,595 shares of Common Stock (assuming no exercise of the Underwriters' over-allotment options) will be issuable to officers and other key executive and management employees of the Company and its subsidiaries or minority owned joint ventures. Stock options covering 5,000,000 shares of Common Stock are expected to be granted pursuant to the Stock Plan at the initial public offering price in connection with the Offerings. See "Management -- Stock Incentive Plan".

                                 THE OFFERINGS

Common Stock offered by the Company:
  U.S. Offering..........................................................  10,000,000 shares
  International Offering.................................................  4,500,000 shares
                                                                           ------------
  Total..................................................................  14,500,000 shares
                                                                           ------------
                                                                           ------------

Common Stock to be outstanding after the Offerings(1)....................  75,505,950 shares

NYSE Symbol..............................................................  ASD

- ---------------

(1) Based upon shares outstanding at December 20, 1994, and exclusive of (i) up to 2,175,000 shares subject to over-allotment options to be granted by the Company to the Underwriters and (ii) 5,000,000 shares of Common Stock issuable upon exercise of stock options expected to be granted at the initial public offering price in connection with the Offerings. See "Underwriting" and "Management -- Stock Incentive Plan".

                                USE OF PROCEEDS

     Net proceeds of the Offerings, estimated to be approximately $278 million (assuming an initial public offering price of $20.50 per share and after deducting estimated underwriting discounts and commissions and expenses of the Offerings), will be used to reduce American Standard's bank borrowings. At September 30, 1994, after giving effect to a $325 million borrowing incurred in October 1994 (the "October Borrowing"), the Company would have had borrowings aggregating approximately $1.0 billion outstanding under its existing credit agreement (the "Existing Credit Agreement"). The proceeds of the October Borrowing were used to redeem on November 21, 1994 all of the outstanding
14 1/4% Subordinated Discount Debentures Due 2003 (the "14 1/4% Subordinated Discount Debentures") and 12 3/4% Junior Subordinated Debentures Due 2003 (the "12 3/4% Junior Subordinated Debentures") of American Standard Inc., which aggregated $316.8 million in principal amount. See "Use of Proceeds" and "-- Recent Financial Results and Developments -- New Credit Facility."

                       CERTAIN INVESTMENT CONSIDERATIONS

     Prospective purchasers of the Shares should consider carefully the specific investment considerations set forth under "Certain Investment Considerations", as well as the other information set forth in this Prospectus.

                       SUMMARY HISTORICAL FINANCIAL DATA

  The following table sets forth summary historical financial data of the Company for each of the three years in the period ended December 31, 1993 and the nine months ended September 30, 1993 and 1994. The summary historical financial data were derived from the Company's Consolidated Financial Statements. Information for the nine months ended September 30, 1993 and 1994 is derived from unaudited interim financial statements which reflect, in the opinion of the Company, all adjustments, which include only normal recurring adjustments, necessary to a fair presentation of the financial data for such periods. Results for interim periods are not necessarily indicative of results for the full year.

     For additional information, see the Consolidated Financial Statements of the Company and the accompanying notes thereto included elsewhere in this Prospectus. The following table should also be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations".

                                                                                                                NINE MONTHS
                                                                                                                   ENDED
                                                                        YEAR ENDED DECEMBER 31,                SEPTEMBER 30,
                                                                 --------------------------------------   -----------------------
                                                                    1991           1992         1993         1993         1994
                                                                 ----------     ----------   ----------   ----------   ----------
                                                                                      (DOLLARS IN MILLIONS)
CONSOLIDATED FINANCIAL DATA:
STATEMENT OF OPERATIONS DATA:
 Sales.........................................................  $    3,595     $    3,792   $    3,830   $    2,851   $    3,309
   Cost of sales...............................................       2,752          2,852        2,903        2,133        2,487
   Selling and administrative expenses.........................         615            679          692          512          570
   Other.......................................................          30(a)          24           38           27           25
   Interest expense............................................         286            289          278          213          194
                                                                 ----------     ----------   ----------   ----------   ----------
 Income (loss) before income taxes, extraordinary loss and
   cumulative effects of changes in accounting methods.........         (88)           (52)         (81)         (34)          33
 Income taxes..................................................          23              5           36           21           47
                                                                 ----------     ----------   ----------   ----------   ----------
 Loss before extraordinary loss and cumulative effects of
   changes in accounting methods...............................        (111)           (57)        (117)         (55)         (14)
 Extraordinary loss on retirement of debt......................          --             --          (92)         (92)          --
 Cumulative effects of changes in accounting methods...........         (32)            --           --           --           --
                                                                 ----------     ----------   ----------   ----------   ----------
 Net loss......................................................        (143)           (57)        (209)        (147)         (14)
 Preferred dividend............................................         (14)           (16)          (8)          (8)          --
                                                                 ----------     ----------   ----------   ----------   ----------
 Net loss applicable to common shares..........................  $     (157)    $      (73)  $     (217)  $     (155)  $      (14)
                                                                 ==========     ==========   ==========   ==========   ==========

OTHER DATA:
 Depreciation expense..........................................  $      107     $      112   $      106   $       81   $       81
 Amortization of goodwill......................................          33             33           31           23           23
 EBIT(b).......................................................         198            237          197          179          227

BALANCE SHEET DATA (AT END OF PERIOD):
 Working capital...............................................  $      228     $      292   $       80   $      165   $      101
 Goodwill (net)................................................       1,208          1,102        1,026        1,063        1,074
 Total assets..................................................       3,270          3,126        2,987        3,154        3,281
 Total debt....................................................       2,180          2,145        2,336        2,424        2,375
 Exchangeable preferred stock..................................         117            133           --           --           --
 Stockholders' deficit.........................................        (350)          (449)        (723)        (646)        (690)

SEGMENT FINANCIAL DATA:

SALES:
 Air Conditioning Products.....................................  $    1,836     $    1,892   $    2,100   $    1,556   $    1,861
 Plumbing Products.............................................       1,018          1,170        1,167          875          905
 Transportation Products.......................................         741            730          563          420          543
                                                                 ----------     ----------   ----------   ----------   ----------
                                                                 $    3,595     $    3,792   $    3,830   $    2,851   $    3,309
                                                                 ==========     ==========   ==========   ==========   ==========

OPERATING INCOME:
 Air Conditioning Products.....................................  $       55(a)  $      104   $      133   $      123   $      164
 Plumbing Products.............................................          66            108          108           87           88
 Transportation Products.......................................         121             88           41           34           39
                                                                 ----------     ----------   ----------   ----------   ----------
                                                                 $      242     $      300   $      282   $      244   $      291
                                                                 ==========     ==========   ==========   ==========   ==========

- ---------------

(a) Includes $22 million loss on the sale of Tyler Refrigeration.

(b) EBIT represents the sum of (i) income (loss) before income taxes, extraordinary loss and cumulative effects of changes in accounting methods and (ii) interest expense.

SUMMARY OF HISTORICAL OPERATING RESULTS

     As a result of the Acquisition, American Standard's results of operations include purchase accounting adjustments and reflect a highly leveraged capital structure. Results of operations in periods reflected in the preceding table (including the nine months ended September 30, 1994) have also been adversely affected by charges related to employee severance, consolidation of production facilities, other cost reduction actions and asset dispositions. The results of all three of the Company's business segments are cyclical, and have been affected by recessions in a number of the Company's markets (including Europe). Operating results improved in the first nine months of 1994, due principally to volume increases and cost reductions in each of the Company's business segments. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

RECENT FINANCIAL RESULTS AND DEVELOPMENTS

     RECENT FINANCIAL RESULTS. The factors that contributed to the improvements in the Company's results of operations for the first nine months of 1994 continued during the fourth quarter. Based upon preliminary results of operations for October and November, and forecasted sales for December, the Company estimates that consolidated sales for all of 1994 will be approximately $4.4 billion, an increase of approximately 16% from $3.8 billion in 1993. Operating income is estimated to be in the range of $345 million to $360 million for all of 1994, as compared to $282 million in 1993. After interest expense, corporate costs, income taxes, and an extraordinary loss on the retirement of debt, the Company estimates that it will incur a 1994 net loss in the range of $85 million to $100 million, as compared with a net loss of $209 million in 1993. The 1994 estimates are based upon preliminary interim results for October and November and upon management's forecast of December results. The Company's estimates are also subject to completion of year-end accounting and audit. The 1994 estimated net loss reflects (i) charges totalling approximately $40 million ($34 million after tax) related to employee severance, consolidation of production facilities, other cost reduction actions and asset obsolescence, (ii) a fee of $20 million paid in December to Kelso in connection with the amendment of the Company's consulting agreement as well as various covenants made and responsibilities assumed by Kelso (see "Management -- Compensation Committee Interlocks and Insider Participation") and (iii) an extraordinary loss of $9 million upon retirement of debt. The 1993 net loss included (i) charges totalling $8 million (with no tax benefit) related to employee severance, consolidation of production facilities and other cost reduction actions and (ii) an extraordinary loss of $92 million (with no tax benefit) upon retirement of debt.

     At December 31, 1994, the Company had outstanding borrowings of $38 million under the Existing Credit Agreement's revolving credit facility. At December 31, 1994, there was $152 million available under such revolving credit facility after reduction for borrowings and for $52 million of outstanding letters of credit.

     NEW CREDIT FACILITY. The Company has retained Chemical Bank as administrative agent and is negotiating to amend and restate the Existing Credit Agreement to provide for lower interest costs, increased borrowing capacity and less restrictive covenants. Such amended and restated credit facility (the "New Credit Facility") is expected to take the form of a secured multi-currency, multi-borrower term and revolving credit facility aggregating $1.0 billion. As of December 15, 1994, the Company had obtained non-binding commitments significantly in excess of the $1.0 billion amount sought. There can be no assurance given that the New Credit Facility will be obtained, and the Offerings are not conditioned on the arrangement of, or borrowings under, the New Credit Facility. See "Use of Proceeds", "Capitalization" and "Pro Forma Financial Data".

                        SUMMARY PRO FORMA FINANCIAL DATA

     The following summary unaudited pro forma financial data give effect to the Offerings and the application of the net proceeds therefrom to reduce term borrowings under the Existing Credit Agreement, which was increased by the October Borrowing, and the planned refinancing of the remaining balance of the Existing Credit Agreement with the New Credit Facility. The summary pro forma financial data also give effect to the October Borrowing and the application of the net proceeds therefrom to redeem all outstanding 14 1/4% Subordinated Discount Debentures and 12 3/4% Junior Subordinated Debentures. In addition, as noted in the Pro Forma Financial Data contained elsewhere in this Prospectus, certain adjustments have been made in the pro forma statement of operations data for the year ended December 31, 1993 and for the nine months ended September 30, 1993 to give effect to a refinancing (the "1993 Refinancing") which was completed in July 1993. The pro forma statement of operations data have been prepared assuming that each of the Offerings, the October Borrowing, the New Credit Facility and the application of the net proceeds therefrom had occurred at January 1, 1993. The pro forma statement of operations data exclude extraordinary charges estimated at $41 million related to the write-off of debt issuance costs and premiums paid with respect to debt retired or repaid in connection with the Offerings, the October Borrowing and the New Credit Facility. Of such extraordinary charges, approximately $9 million will occur in the fourth quarter of 1994 and approximately $32 million in the first quarter of 1995. The 1993 pro forma statement of operations data also reflect the capital structure of the Company as it existed after the 1993 Refinancing as if it had occurred on January 1, 1993. The pro forma balance sheet data have been prepared assuming that each of the Offerings, the October Borrowing, the New Credit Facility and the application of the net proceeds therefrom occurred on September 30, 1994. The pro forma data are based upon available information and certain assumptions that management believes are reasonable, including the assumption that the New Credit Facility will be entered into. The pro forma financial data do not purport to represent what the Company's financial position or results of operations would actually have been had the transactions in fact occurred on the assumed dates or at the beginning of the periods indicated or to project the Company's financial position or results of operations for any future date or period.

     For additional information, see "Pro Forma Financial Data" and the Consolidated Financial Statements of the Company and the accompanying notes thereto included elsewhere in this Prospectus. The following table should also be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations".

                                                         YEAR          NINE MONTHS        NINE MONTHS
                                                        ENDED             ENDED              ENDED
                                                     DECEMBER 31,     SEPTEMBER 30,      SEPTEMBER 30,
                                                         1993              1993               1994
                                                     ------------     --------------     --------------
                                                        (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Sales............................................   $    3,830        $    2,851         $    3,309
    Cost of sales..................................        2,903             2,133              2,487
    Selling and administrative expenses............          692               512                570
    Other expense..................................           38                27                 25
    Interest expense...............................          207               155                156
                                                     ------------     --------------     --------------
  Income (loss) before income taxes and
    extraordinary loss.............................          (10)               24                 71
    Income taxes...................................           36                21                 47
                                                     ------------     --------------     --------------
  Income (loss) before extraordinary loss..........   $      (46)       $        3         $       24
                                                     ===========      ============       ============

INCOME (LOSS) PER COMMON SHARE:
  Income (loss) before extraordinary loss..........   $     (.62)       $      .04         $      .33
  Average number of outstanding common shares and
    equivalents....................................   73,813,073        73,787,348         74,411,525

BALANCE SHEET DATA (AT SEPTEMBER 30, 1994):
  Working capital deficit..........................                                        $      (35)
  Total assets.....................................                                             3,248
  Total debt.......................................                                             2,105
  Stockholders' deficit............................                                              (453)

     The pro forma statement of operations data reflect no change to the tax provision as the impact of decreased interest expense reduces U.S. domestic losses for which no tax benefit has been provided.

                       CERTAIN INVESTMENT CONSIDERATIONS

     Prospective purchasers of the Shares should consider carefully the following investment considerations, as well as other information set forth in this Prospectus.

SUBSTANTIAL LEVERAGE

     In connection with its 1988 acquisition of American Standard Inc., the Company incurred substantial indebtedness, resulting in its highly leveraged capital structure. See "The Acquisition." At September 30, 1994, the Company's total indebtedness was approximately $2.4 billion, including short-term debt and the current portion of long-term debt. See "Capitalization." At September 30, 1994, after giving effect to the Offerings and the October Borrowing, American Standard will have scheduled annual principal payments ranging from approximately $105 million to $120 million for the years 1995 through 1998. American Standard intends to use cash generated by operations to reduce its indebtedness and, subject to restrictions imposed by the terms of the Existing Credit Agreement or, if entered into, the New Credit Facility (the Existing Credit Agreement or the New Credit Facility, as appropriate, the "Credit Agreement"), for capital investments and acquisitions. Subject to restrictions in its debt instruments, the Company may also incur additional indebtedness from time to time to finance expansion through capital expenditures, acquisitions or joint ventures or to fund other expenditures. American Standard is not currently planning to make any material acquisitions.

     American Standard's substantial leverage could have important consequences, including the following: (i) the Company's ability to obtain additional financing for working capital, capital expenditures or other purposes could be impaired; (ii) a substantial portion of the Company's cash flow from operations will be required to meet interest and principal repayment obligations; (iii) American Standard may be more highly leveraged than its competitors, which may place it at a competitive disadvantage in each of the highly competitive businesses in which it operates; (iv) the Company's indebtedness under the Credit Agreement bears interest at floating rates, exposing the Company to increases in interest rates; and (v) the Company's high degree of leverage increases its vulnerability to changes in general economic conditions, to competitive pressures and to adverse changes in government regulation and may limit its ability to capitalize on significant business opportunities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources".

     The Existing Credit Agreement contains covenants that, among other things, restrict (a) mergers, certain sales of assets (including stock of subsidiaries) and changes in business or the conduct of business of the Company and its subsidiaries, (b) liens, mortgages or other encumbrances on their assets, (c) sale/leaseback transactions, (d) operating leases, (e) dividends and distributions on, and repurchases and redemptions of, capital stock of American Standard Inc., and issuances and sales of stock of American Standard Inc. and its subsidiaries, (f) voluntary prepayments, purchases, redemptions or defeasance of other indebtedness, or required payments of principal or interest thereon during any event of default under the Existing Credit Agreement, (g) loans and other investments, including capital expenditures, investments in subsidiaries and joint ventures, (h) intercompany transactions and (i) transactions with affiliates. Certain American Standard Inc. debt instruments also contain financial and other covenants. See "Certain
Indebtedness -- Existing Credit Agreement -- Covenants" and "-- Certain Other Indebtedness -- Certain Covenants; Events of Default".

     American Standard's operating results and cash flow in the first nine months of 1994 improved from the level attained in the same period of 1993. See the Company's Unaudited Interim Financial Statements -- Summary Statement of Operations and Summary Statement of Cash Flows. To meet its debt service obligations with operating cash flow and comply with the covenants and restrictions contained in the Credit Agreement, the Company will have to sustain this improved level of operating results and cash flow. Although its interest costs and debt service obligations will be reduced as a result of the Offerings, there can be no assurance that the Company will be able to sustain that level of improved results, particularly because the Company's results depend significantly on financial, business and other factors, including prevailing economic conditions that are beyond its control. If American Standard were unable to meet its debt service obligations, or to comply with applicable covenants, the Company could be in default under the Credit Agreement as well as in respect of other borrowings. In the event of such defaults, the lenders under the Credit Agreement and other holders of such defaulted indebtedness could elect to declare all amounts borrowed thereunder to be due and payable, together with accrued and unpaid interest, and the lenders' commitments to make further revolving credit loans under the Credit Agreement could be terminated. If the Company were unable to repay such accelerated indebtedness to the lenders thereof, such lenders could proceed against any collateral securing that indebtedness. If the indebtedness under the Credit Agreement and American Standard's other debt instruments were to be accelerated, there could be no assurance that the Company could restructure its obligations in a way satisfactory to such lenders under the Credit Agreement and the holders of other indebtedness or, failing such restructuring that the assets of the Company would be sufficient to repay such indebtedness in full. In any case, any default under the agreements governing the indebtedness of the Company and its subsidiaries could have a significant adverse effect on the market value and marketability of the Common Stock. To avoid potential non-compliance with the covenants and restrictions contained in the Existing Credit Agreement, as well as in its previous credit agreement, the Company has from time to time had to obtain waivers and amendments. While the Company believes it is currently in compliance with the covenants contained in the Existing Credit Agreement, no assurance can be given that, if needed, the Company will be able to obtain similar waivers or amendments in the future under the Existing Credit Agreement or the New Credit Facility. American Standard will seek covenants in the New Credit Facility that are more favorable to the Company than those contained in the Existing Credit Agreement, but there can be no assurance that the Company will be successful.

HISTORICAL LOSSES

     Since the Acquisition in 1988, American Standard has had net losses (after income taxes, cumulative effects of changes in accounting methods and extraordinary loss on retirement of debt) of $227 million in 1989, $54 million in 1990, $143 million in 1991, $57 million in 1992 and $209 million in 1993. In addition, the Company had a net loss of $14 million for the nine months ended September 30, 1994, compared with a net loss of $147 million for the same period in 1993. The Company's results of operations have reflected purchase accounting adjustments and significant interest expense resulting from its highly leveraged capital structure. Results of operations in 1991, 1992 and 1993 were further affected by recessions in a number of the Company's markets. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

INTERNATIONAL OPERATIONS

     The Company has substantial operations and assets located outside the United States, primarily in Western Europe as well as other countries. See Note 15 of the Notes to Consolidated Financial Statements. International operations are subject to a number of special risks, including currency exchange rate fluctuations, trade barriers, exchange controls, governmental expropriation, political risks and risks of increases in taxes. In addition, various jurisdictions outside the United States have laws limiting the right and ability of non-U.S. subsidiaries and affiliates to pay dividends and remit earnings to affiliated companies unless specified conditions are met.

     Earnings of international subsidiaries are subject to income taxes of non-U.S. jurisdictions that reduce cash flow available to meet required debt service and other obligations of the Company. In 1993, despite a consolidated net loss of $209 million, the Company paid cash income taxes, principally outside the U.S., of $41 million.

     The Company's financial performance on a U.S. dollar-denominated basis has historically been significantly affected by changes in currency exchange rates. Although the Company does not currently engage in significant foreign exchange hedging activities, the Company's borrowings in foreign currencies mitigate the effect of fluctuating currency exchange rates. Nonetheless, adverse changes in certain exchange rates could impair the Company's ability to meet its interest and principal obligations with respect to its U.S. dollar-denominated debt. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

TAX MATTERS

     The Company has from time to time reorganized and restructured, and may in the future reorganize and restructure, its international operations based on certain assumptions about the various tax (including capital gains and withholding tax) laws, U.S. and international tax treaty developments, international currency exchange and capital repatriation laws and other relevant laws of a variety of non-U.S. jurisdictions. While management believes that such assumptions are correct, there can be no assurance that taxing or other authorities will reach the same conclusion. If such assumptions are incorrect, or if such laws were changed or modified, the Company may suffer adverse tax and other financial consequences.


     In connection with examinations of the tax returns of American Standard's German subsidiaries for the years 1984 through 1990, the German tax authorities have raised questions regarding the treatment of certain significant matters. The Company has paid approximately $20 million (using September 30, 1994 exchange rates) of a disputed German income tax. A suit is pending to obtain a refund of this tax. The Company anticipates that the German tax authorities may propose other adjustments (principally relating to the 1988 to 1990 period) resulting in additional taxes of up to approximately $120 million (using September 30, 1994 exchange rates), plus interest, for the tax return years under audit. In addition, significant transactions similar to those which gave rise to the possible adjustments referred to above occurred in years subsequent to 1990. If the German tax authorities should propose adjustments for the 1988-1990 period, they might, after future tax audits, propose tax adjustments that are comparable for years 1991 to 1993. American Standard, on the basis of the opinion of German legal counsel Meilicke & Partner, believes the tax returns are substantially correct as filed and any such adjustments would be inappropriate and intends to contest vigorously any adjustments which have been or may be assessed. Accordingly, the Company had not recorded any loss contingency at September 30, 1994 with respect to such matters.


     Under German tax law, if an assessment is made for the years under audit, the authorities may demand immediate payment of the amount assessed prior to final resolution of the issues. (The same principles would apply as to any assessment in connection with possible audits for subsequent years.) American Standard believes, however, on the basis of the opinion of German legal counsel, that it is highly likely that a suspension of payment pending final resolution would be obtained. If immediate payment were required, the Company expects that it will be able to meet such payment from available sources of liquidity or credit support but that future cash flows and capital expenditures, and subsequent results of operations for any particular quarterly or annual period, could be adversely affected.

     As a result of recent changes in German tax legislation, the Company's tax provisions in 1994 and thereafter will be higher in Germany. As a result of this German tax legislation and the related additional tax provisions, the Company believes its exposure to the issues under the audit referred to above will be reduced for 1994 and future years.

     American Standard Inc. makes substantial annual interest payments to its indirect wholly-owned Netherlands subsidiary. These interest payments have been exempt from U.S. withholding tax under an income tax treaty between the United States and the Netherlands. A provision in a new treaty raises the possibility that such payments may become subject to 15% U.S. withholding tax. The Company has filed a Competent Authority request with the Internal Revenue Service ("IRS") seeking a determination that no withholding tax will be imposed. The Company believes, based upon a recent IRS News Release that authorizes the requested relief, that the Competent Authority request will be resolved favorably. If the Competent Authority request is not resolved favorably, additional withholding taxes of approximately $12 million per year could be imposed on the Company commencing in 1996. In such case, the Company will consider alternatives designed to mitigate such increased withholding taxes; however, there is no assurance that such alternatives will be found.

CYCLICALITY; SEASONALITY

     American Standard's businesses are cyclical. Although the exposure of Air Conditioning Products and Plumbing Products to cyclicality in the new construction market is somewhat mitigated by their increasing emphasis on the service, repair and replacement markets (approximately 60% of their 1993 sales), which have been less cyclical, Air Conditioning Products' and Plumbing Products' sales to the new construction market continue to constitute a substantial portion of their sales (approximately 40% of their 1993 sales). Transportation Products' sales are highly dependent on production levels of medium-sized and heavy trucks and buses, particularly in Europe, which also have been cyclical. For a more detailed discussion of U.S. non-residential construction activity and housing starts, and Western European commercial vehicle production, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Cyclicality; Seasonality".

     Total Company sales tend to be seasonally higher in the second and third quarters of the year because a significant percentage of Air Conditioning Products' sales is attributable to residential and commercial construction activity, which is generally higher in the second and third quarters of the year, and because Summer is the peak season for sales of air conditioning products.

ENVIRONMENTAL CONSIDERATIONS

     The Company's U.S. operations are subject to federal, state and local environmental laws and regulations that impose limitations on the discharge of pollutants into the air, water and soil and establish standards for the treatment, storage and disposal of solid and hazardous wastes. A number of the Company's plants are in the process of making changes or modifications to comply with such laws and regulations as well as undertaking response actions to address soil and groundwater issues at certain of its facilities. The Company is a party to a number of remedial actions under various federal and state environmental laws and regulations which impose liability on companies to clean up, or contribute to the cost of cleaning up, sites at which their hazardous wastes or materials were disposed or released, including approximately 30 proceedings under the Comprehensive Environmental Response, Compensation and Liability Act and similar state statutes in which the Company has been named a potentially responsible party or a third party by a potentially responsible party. Expenditures in 1992, 1993 and the first nine months of 1994 to evaluate and remediate such sites were not material. On the basis of the Company's historical experience and information currently available, the Company believes these remedial actions will not have a material adverse effect on its financial condition, results of operations or liquidity.

     Additional sites may be identified for environmental remediation in the future, including properties previously transferred by the Company and with respect to which the Company may have contractual indemnification obligations. The Company cannot estimate at this time the ultimate aggregate costs of all remedial actions, because of (a) uncertainties surrounding the nature and application of environmental regulations, (b) the Company's lack of information about additional sites at which it may be listed as a potentially responsible party, (c) the level of clean-up that may be required at specific sites and choices concerning the technologies to be required at specific sites and choices concerning technologies to be applied in corrective actions, (d) the number of contributors and the financial capacity of others to contribute to the cost of remediation at specific sites and (e) the time periods over which remediation may occur.

     The Company's international operations are also subject to various environmental statutes and regulations. Generally, these requirements tend to be no more restrictive than those in effect in the United States. The Company believes it is in substantial compliance with such existing domestic and foreign environmental statutes and regulations.

     The Company has derived significant revenues in 1993 and prior years from the sale of air conditioning products using chlorofluorocarbons ("CFCs") and hydrochlorofluorocarbons

("HCFCs"). Use of CFCs, HCFCs and other ozone-depleting chemicals is to be phased out over various periods of time under regulations that will require use of substitute permitted refrigerants. Also, adoption of new refrigerants will require replacement or modification of much of the air conditioning equipment already installed. The Company believes that these regulations have begun to have the effect of generating additional product sales and parts and service revenues, as existing air conditioning equipment operating on CFCs is converted to operate on environmentally-preferred refrigerants or replaced. This is likely to happen only over a number of years and the Company is unable to estimate reliably the magnitude or timing of additional conversion or replacements. The Company has been working with the manufacturers of refrigerants that are developing substitutes for the CFCs and HCFCs to be phased out so that its products will be compatible with the substitutes. Although the Company believes that its commercial products will not require substantial modification to use substitutes, residential and light commercial products produced by the Company and its competitors may require modification for substitute refrigerants. The costs of the substitution of alternative refrigerants are industry-wide product modification costs that are expected to be reflected in product pricing and accordingly are not expected to have a material adverse impact on the Company. See "Business -- General -- Regulations and Environmental Matters".

LABOR RELATIONS

     The Company employed approximately 38,500 people (excluding employees of unconsolidated joint venture companies) at September 30, 1994. The Company has a total of 18 labor union contracts in North America (covering approximately 8,500 employees), one of which expired in the last quarter of 1994 (covering approximately 200 Canadian employees who are continuing to work), two of which expire in 1995 (covering approximately 940 employees) and seven of which expire in 1996 (covering approximately 4,800 employees). There can be no assurance that the Company will successfully negotiate either a new contract with such Canadian employees or the labor contracts expiring during 1995 or 1996 without work stoppages. However, the Company does not anticipate any problems in renegotiating those contracts that would materially affect its results of operations.

     In 1994, 230 Plumbing Products' employees went on strike for 64 days at the Landsdowne (Toronto), Canada chinaware manufacturing plant. In 1991, 1,200 Air Conditioning Products employees went on strike for 54 days at the LaCrosse, Wisconsin facility and, in 1989, 1,300 Air Conditioning Products workers went on strike for 40 days at the Clarksville, Tennessee facility. Other than these strikes, the Company has not experienced any other significant work stoppages since 1985. The Company also has a total of 40 labor contracts outside North America (covering approximately 18,000 employees), where the Company has not experienced any significant work stoppage in the last five years.

     Although the Company believes relations with its employees are generally satisfactory, there can be no assurance that the Company will not experience significant work stoppages in the future or that its relations with employees will continue to be satisfactory.

CONTROL BY PRINCIPAL STOCKHOLDERS

     Upon completion of the Offerings, ASI Partners will own approximately 60% of the then outstanding Common Stock and will retain the power to elect a majority of the directors of the Company and thereby to determine American Standard's corporate policies, the persons constituting its management and the outcome of corporate actions requiring stockholder approval. An existing stockholders agreement, entered into in connection with the Acquisition, has been amended and restated (the "Amended Stockholders Agreement"). The Amended Stockholders Agreement provides that Kelso may nominate for election a majority of the Company's Board of Directors for so long as ASI Partners continues to own at least 35% of the outstanding Common Stock. See "Management -- Executive Officers and Directors," "-- Compensation Committee Interlocks and Insider Participation," "Certain Transactions and Relationships" and "Security Ownership of Certain Beneficial Owners".

CERTAIN PROVISIONS RELATING TO CHANGES IN CONTROL


     The Company's Restated Certificate of Incorporation, Amended By-Laws and Stockholder Rights Plan contain provisions that may, if a majority of the shares of the Company's Common Stock is no longer owned by ASI Partners, have the effect of making more difficult an acquisition of control of the Company that has not been approved by the Company's Board of Directors. See "Description of Capital Stock -- Certain Provisions Relating to Changes in Control".


     In addition, the terms of the Existing Credit Agreement and the indentures governing certain of American Standard Inc.'s publicly-held debt securities permit the lenders under the Existing Credit Agreement and the holders of such debt securities, respectively, to accelerate payments or require redemption upon certain events which constitute a change of control of the Company or American Standard Inc. Such change in control provisions could limit the Company's ability to complete future equity financings. The Offerings will not constitute a change of control under such provisions. See "Certain Indebtedness".

SHARES ELIGIBLE FOR FUTURE SALE

     Immediately following the consummation of the Offerings, the Company will have outstanding approximately 75.5 million shares of Common Stock, including shares of Common Stock beneficially owned by current stockholders (including ASI Partners, the ESOP and officer and employee stockholders and employee benefit plans). The 14.5 million shares of Common Stock to be sold in the Offerings will be eligible for resale without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), in the public market after the consummation of the Offerings by persons other than affiliates of the Company (as defined in Rule 144 under the Securities Act). Sales of Common Stock without registration may also be made outside the United States pursuant to Regulation S under the Securities Act. Stock options covering five million shares of Common Stock are expected to be granted pursuant to the Stock Plan at the initial public offering price in connection with the Offerings. Such options will become exercisable in three equal installments on the first, second and third anniversaries of grant. See "Management -- Stock Incentive Plan". American Standard will register under the Securities Act shares of Common Stock issuable pursuant to the Stock Plan (a total of 7,550,595 shares, assuming no exercise of the Underwriters' over-allotment options) prior to the issuance of such shares. The Company may issue additional Common Stock to the ESOP over the next several years. Shares of Common Stock distributed to ESOP beneficiaries (generally upon such beneficiaries' retirement or termination) will also be generally available for resale without further registration by non-affiliates. Sales of Common Stock by affiliates of the Company will be subject to Rule 144 under the Securities Act.

     ASI Partners and management stockholders, who will beneficially own approximately 49,385,000 outstanding shares of Common Stock immediately following the consummation of the Offerings, have agreed with the Underwriters not to offer, sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of the representatives of the Underwriters. Following the expiration or waiver of the foregoing restrictions and any applicable holding periods under Rule 144, such shares of Common Stock will be available for sale into the public market pursuant to Rule 144 (including the volume and other limitations set forth therein) or otherwise and could impair the Company's future ability to raise capital through an offering of its equity securities. Most of such shares were issued more than three years ago, and thus are subject to resale without being subject to the holding periods established by Rule 144. Pursuant to the Amended Stockholders Agreement, ASI Partners has been granted certain demand registration rights and ASI Partners, together with certain executive officers and other employees of the Company who own Common Stock, have been granted certain "piggyback" registration rights in connection with future offerings of Common Stock. See "Management -- Compensation Committee Interlocks and Insider Participation" and "Certain Transactions and Relationships".

     Sales of substantial amounts of the Common Stock in the public market, or the prospect of such sales, could materially adversely affect the market price of the Common Stock. See "Shares Eligible for Future Sale".

NO PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to the Offerings, there has been no public market for the Common Stock. Although the Common Stock has been authorized, subject to official notice of issuance, for listing on the New York Stock Exchange, no assurance can be given that an active trading market will be created or sustained. The initial public offering price was determined by negotiations among the Company and representatives of the Underwriters based on several factors and will not necessarily reflect the market price of the Common Stock following the Offerings. See "Underwriting".

DILUTION

     At September 30, 1994, the Company had a tangible net deficit of approximately $1.8 billion, or $29.99 per share. Purchasers of Shares in the Offerings will experience immediate and substantial dilution in the net tangible book value of their Common Stock. At an assumed initial public offering price of $20.50 per share, investors in the Offerings will experience dilution in net tangible book value per share of $41.35. See "Dilution".

                                  THE COMPANY

     American Standard is a globally-oriented manufacturer of high quality, brand-name products in three major product groups: air conditioning systems (55% of 1993 sales); bathroom and kitchen fixtures and fittings (30% of 1993 sales); and braking systems for medium-sized and heavy trucks, buses, trailers and utility vehicles (15% of 1993 sales). American Standard is a market leader in each of these business segments in the principal geographic areas in which they compete. The Company's brand names include TRANE(R) for air conditioning systems, AMERICAN-STANDARD(R), IDEAL-STANDARD(R) and STANDARD(R) for plumbing products and WABCO(R) for braking and related systems. The Company emphasizes technologically advanced products such as air conditioning systems that utilize energy-efficient compressors and environmentally-preferred refrigerants, water-saving plumbing products and commercial vehicle braking and related systems (including ABS) that utilize electronic controls. See "Business".

     The Company is a Delaware corporation formed by Kelso in 1988 to effect the Acquisition. The Company changed its name from ASI Holding Corporation to American Standard Companies Inc. in November 1994. The Company's only significant asset is the common stock of American Standard Inc., a Delaware corporation which was incorporated in 1929 following the merger of American Radiator Company and Standard Sanitary Manufacturing Company, each of which traced its roots to the nineteenth century. Kelso is a private merchant banking firm specializing in leveraged buyout transactions.

                                THE ACQUISITION

     The Acquisition of American Standard Inc. by the Company was effected through a cash tender offer in April 1988 and a subsequent merger in June 1988. The aggregate purchase price of the Acquisition was approximately $3.2 billion (including assumed debt), financed by approximately $350 million in equity financing (including $275 million from the sale of Common Stock) and by approximately $2.8 billion in new or assumed debt. As a result of the Acquisition, the Company's results of operations include purchase accounting adjustments and reflect a highly leveraged capital structure. See "Certain Investment Considerations -- Substantial Leverage" and "-- Historical Losses".

     As part of the equity financing for the Acquisition, ASI Partners purchased 45 million shares of Common Stock at a price of $4 per share. Based on the estimated initial public offering price of $20.50 per share, the 45 million shares of Common Stock owned by ASI Partners would have a market value of approximately $923 million. ASI Partners will not sell any shares in connection with the Offerings. In connection with the Acquisition, Kelso received certain investment banking fees, and also entered into a Consulting Agreement with American Standard Inc., pursuant to which Kelso agreed to provide general management and financial consulting services in return for an annual fee. In connection with the Offerings, and based on Kelso's agreement, set forth in a December 1994 amendment to the Consulting Agreement, to provide ongoing consulting services without further annual consulting fees (other than reimbursement of expenses), to release any claims for fees in respect of past services, to make certain covenants with respect to Common Stock owned by ASI Partners or its affiliates, and to undertake additional administrative responsibilities as manager of ASI Partners and such affiliates, American Standard made a one-time payment of $20 million to Kelso in December 1994. The amendment to the Consulting Agreement, and the covenants made and additional responsibilities assumed by Kelso, are described in "Certain Transactions and Relationships" and "Management -- Compensation Committee Interlocks and Insider Participation".

                                USE OF PROCEEDS

     The net proceeds of the Offerings, estimated to be approximately $278 million (assuming an initial public offering price of $20.50 per share and after deducting estimated underwriting discounts and commissions and expenses of the Offerings), will be used to reduce American Standard's bank borrowings. At September 30, 1994, after giving effect to the October Borrowing, the Company would have had available borrowing capacity of approximately $1.2 billion and outstanding borrowings aggregating approximately $1.0 billion under the Existing Credit Agreement. On September 30, 1994, the weighted average interest rate per annum on borrowings under the Existing Credit Agreement was 7.9%. The proceeds of the October Borrowing were used to redeem on November 21, 1994 all outstanding 14 1/4% Subordinated Discount Debentures and 12 3/4% Junior Subordinated Debentures of American Standard Inc., aggregating $316.8 million in principal amount. See "Pro Forma Financial Data".

     The Company has retained Chemical Bank as administrative agent and is negotiating to amend and restate the Existing Credit Agreement as the New Credit Facility to provide for lower interest costs, increased borrowing capacity and less restrictive covenants. The Company has also engaged Citibank, N.A. and NationsBank, N.A. (Carolinas) as senior managing agents for the New Credit Facility, together with an additional 10 managing agents. The New Credit Facility is expected to take the form of a secured multi-currency, multi-borrower term and revolving credit facility aggregating $1.0 billion. As of December 15, 1994, the Company had obtained non-binding commitments significantly in excess of the $1.0 billion amount sought. After giving effect to such amendment and restatement, the Offerings and the application of net proceeds therefrom, the Company expects that it would have approximately $200 million of available borrowing capacity under the New Credit Facility, which is approximately $100 million more than would have been available under the Existing Credit Agreement (after giving effect to application of net proceeds of the Offerings). There can be no assurance given that the New Credit Facility will be obtained, and the Offerings are not conditioned on the arrangement of, or borrowings, under the New Credit Facility.

                                DIVIDEND POLICY

     The Company has not historically paid dividends on its Common Stock, and does not currently intend to pay dividends. Moreover, the terms of certain debt instruments (including the Existing Credit Agreement as well as a number of American Standard Inc.'s publicly traded debt securities) prohibit or restrict the payment of dividends and other extensions of funds by American Standard Inc. to the Company. The declaration and timing of any future dividends will be determined by the Company's Board of Directors, based on its results of operations, financial condition, cash requirements, certain corporate law requirements and other factors.

                                    DILUTION

     The difference between the initial public offering price per share of the Shares and the pro forma net tangible deficit per share of the Common Stock, after giving effect to the Offerings, the October Borrowing and the New Credit Facility, constitutes immediate dilution to investors in the Offerings. At September 30, 1994, the Company had a tangible net deficit of approximately $1.8 billion, or $29.99 per share. Tangible net deficit per share of Common Stock represents the difference between tangible assets and liabilities of the Company, divided by the total number of shares of Common Stock outstanding. After giving effect to the Offerings, the October Borrowing, the New Credit Facility and the application of the net proceeds therefrom, the tangible net deficit would be approximately $1.6 billion, or $20.85 per share. This represents an immediate dilution of $41.35 per share to investors in the Offerings. The following table illustrates such dilution.

Assumed public offering price per share.............................                  $ 20.50
  Tangible net deficit per share at September 30, 1994..............     $(29.99)
  Net increase per share attributable to the Offerings, the October
     Borrowing and the New Credit Facility..........................        9.14
                                                                         -------
Pro forma tangible net deficit per share at September 30, 1994, after giving effect to the Offerings, the October Borrowing and
  the New Credit Facility...........................................                   (20.85)
                                                                                      -------
Dilution per share to investors in the Offerings....................                  $(41.35)
                                                                                      ========

     The following table summarizes, on a pro forma basis after giving effect to the Offerings, the number of shares of Common Stock held by, and the effective consideration and the average price per share paid by, the existing stockholders and the investors in the Offerings.

                                                     SHARES       CONSIDERATION    AVERAGE PRICE
                                                      HELD            PAID           PER SHARE
                                                   ----------     ------------     -------------
Current stockholders.............................  61,062,078     $264,000,000(a)     $  4.32
Investors in the Offerings.......................  14,500,000     $297,000,000        $ 20.50

- ---------------

(a) The effective cash consideration paid by current stockholders at September 30, 1994, is represented by the sum of (i) capital surplus and (ii) stock dividends on exchangeable preferred stock charged to capital surplus.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company and its subsidiaries at September 30, 1994, and as adjusted to give effect to the Offerings, the October Borrowing and the New Credit Facility and the redemption of all outstanding 14 1/4% Subordinated Discount Debentures at 102.5% of par and the 12 3/4% Junior Subordinated Debentures at par, and the redemption and refinancing of borrowings under the Existing Credit Agreement. The accumulated deficit, as adjusted, reflects a $40.8 million write-off of unamortized debt issuance costs and premium costs related to the redemptions and repayments. This table should be read in conjunction with the Company's Consolidated Financial Statements and accompanying notes thereto included elsewhere in this Prospectus. All amounts are translated where applicable using September 30, 1994 currency exchange rates. Common Stock and capital surplus actual and as adjusted amounts reflect the 2.5 to 1 stock split effected in December 1994.

                                                                          SEPTEMBER 30, 1994
                                                                        ----------------------
                                                                                         AS
                                                                         ACTUAL       ADJUSTED
                                                                        --------      --------
                                                                        (DOLLARS IN MILLIONS)
SHORT-TERM DEBT:
  Loans payable to banks.............................................   $   30.0      $   30.0
  Revolving credit facility..........................................       70.0         284.0
  Current maturities of long-term debt...............................      130.1          38.1
                                                                        --------      --------
     Total short-term debt...........................................      230.1         352.1
LONG-TERM DEBT:
  14 1/4% Subordinated Discount Debentures...........................      175.0         --
  12 3/4% Junior Subordinated Debentures.............................      141.8         --
  Existing Credit Agreement..........................................      617.0         --
  New Credit Facility................................................      --            450.0
  9 1/4% Sinking Fund Debentures.....................................      150.0         150.0
  10 7/8% Senior Notes...............................................      150.0         150.0
  11 3/8% Senior Debentures..........................................      250.0         250.0
  9 7/8% Senior Subordinated Notes...................................      200.0         200.0
  10 1/2% Senior Subordinated Discount Debentures....................      515.9         515.9
  Other loans........................................................       75.2          75.2
                                                                        --------      --------
                                                                         2,274.9       1,791.1
  Less current maturities............................................     (130.1)        (38.1)
                                                                        --------      --------
     Total long-term debt............................................    2,144.8       1,753.0

STOCKHOLDERS' DEFICIT:
  Preferred Stock, par value $.01 per share, 2,000,000 shares
     authorized; no shares issued and outstanding....................      --            --
  Common Stock, par value $.01 per share, 200,000,000 shares authorized; 61,062,078 shares issued and outstanding;
     (75,562,078 shares issued and outstanding, as adjusted).........         .6            .8
  Capital surplus....................................................      196.6         474.4
  Accumulated deficit................................................     (763.6)       (804.4)
  Foreign currency translation effects...............................     (115.4)       (115.4)
  Other..............................................................       (8.1)         (8.1)
                                                                        --------      --------
     Total stockholders' deficit.....................................     (689.9)       (452.7)
                                                                        --------      --------
       Total capitalization..........................................   $1,685.0      $1,652.4
                                                                        ========      ========

                            PRO FORMA FINANCIAL DATA

     The following unaudited pro forma financial data give effect to the Offerings and the application of the net proceeds therefrom to reduce term borrowings under the Existing Credit Agreement, which was increased by the October Borrowing, and the planned refinancing of the remaining balance of the Existing Credit Agreement with the New Credit Facility. The pro forma financial data also give effect to the October Borrowing and the application of the net proceeds to redeem all outstanding 14 1/4% Subordinated Discount Debentures and 12 3/4% Junior Subordinated Debentures. In addition, as more fully described in
Note 8 of the Notes to Consolidated Financial Statements -- "Debt" under the caption "The 1993 Refinancing", the Company completed a refinancing of its existing debt structure in July 1993. As a result of the 1993 Refinancing, the Company's previous credit facility was amended and restated into the Existing Credit Agreement and offerings with respect to two new issues of debt (9 7/8% Senior Subordinated Notes and 10 1/2% Senior Subordinated Discount Debentures) were completed. The net proceeds of the Existing Credit Agreement and the new debt issuances were used to replace the Company's previous credit facility (which, in general, had higher rates of interest than the Existing Credit Agreement), and to redeem all outstanding 12 7/8% Senior Subordinated Debentures and a substantial portion of the 14 1/4% Subordinated Discount Debentures. The Company is currently negotiating to amend the Existing Credit Agreement as the New Credit Facility. See "Use of Proceeds".

     Accordingly, for the latter half of 1993 and for 1994, the Company's results reflect a lower cost capital structure than was in place prior to the 1993 Refinancing. The pro forma statement of operations data for the year ended December 31, 1993 and for the nine months ended September 30, 1993 have been adjusted at January 1, 1993 to reflect (i) the capital structure of the Company as it existed after the 1993 Refinancing; (ii) the October Borrowings and the use of the net proceeds therefrom to redeem the remaining outstanding 14 1/4% Subordinated Discount Debentures at 102.5% of par and all outstanding 12 3/4% Junior Subordinated Debentures at par; (iii) the application of the net proceeds from the Offerings to reduce term borrowings under the Existing Credit Agreement; and (iv) the planned refinancing of the remaining balance of the Existing Credit Agreement with the New Credit Facility. The pro forma statement of operations data for the nine months ended September 30, 1994 have been adjusted to reflect the October Borrowing, the Offerings, the New Credit Facility and the use of the proceeds therefrom to retire or repay debt as described above as if the transactions had occurred on January 1, 1993. The pro forma balance sheet data have been prepared assuming that each of the Offerings, the New Credit Facility and the application of the net proceeds therefrom to repay or retire debt had occurred on September 30, 1994. The pro forma data are based upon available information and certain assumptions that management believes are reasonable, including those set forth in the footnotes to the pro forma financial data. The pro forma financial data do not purport to represent what the Company's financial position or results of operations would actually have been had the transactions in fact occurred on the assumed dates or at the beginning of the periods indicated or to project the Company's financial position or results of operations for any future date or period.

     For additional information, see the Consolidated Financial Statements of the Company and the accompanying notes thereto included elsewhere in this Prospectus. The following table should also be read in conjunction with "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

                                       YEAR ENDED                   NINE MONTHS ENDED               NINE MONTHS ENDED
                                    DECEMBER 31, 1993              SEPTEMBER 30, 1993              SEPTEMBER 30, 1994
                               ---------------------------     ---------------------------     ---------------------------
                               ACTUAL(A)      PRO FORMA(B)     ACTUAL(A)      PRO FORMA(B)     ACTUAL(A)      PRO FORMA(C)
                               ----------     ------------     ----------     ------------     ----------     ------------
                                                      (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Sales......................  $    3,830      $    3,830      $    2,851      $    2,851      $    3,309      $    3,309
    Cost of sales............       2,903           2,903           2,133           2,133           2,487           2,487
    Selling and
      administrative
      expenses...............         692             692             512             512             570             570
    Other expense............          38              38              27              27              25              25
    Interest expense.........         278             207             213             155             194             156
                               ----------     ------------     ----------     ------------     ----------     ------------
  Income (loss) before income
    taxes and extraordinary
    loss.....................         (81)            (10)            (34)             24              33              71
  Income taxes...............          36              36              21              21              47              47
                               ----------     ------------     ----------     ------------     ----------     ------------
  Income (loss) before
    extraordinary loss.......  $     (117)     $      (46)     $      (55)     $        3      $      (14)     $       24
                               ==========     ===========      ==========     ===========      ==========     ===========

INCOME (LOSS) PER COMMON
  SHARE(A):
  Income (loss) before
    extraordinary loss.......  $    (2.11)     $     (.62)     $    (1.07)     $      .04      $     (.23)     $      .33
  Average number of
    outstanding common shares
    and
    equivalents..............  59,313,073      73,813,073      59,287,348      73,787,348      59,911,525      74,411,525

BALANCE SHEET DATA (AT
  SEPTEMBER 30, 1994):
  Working capital
    (deficit)................                                                                  $      101      $      (35)
  Total assets...............                                                                       3,281           3,248
  Total debt.................                                                                       2,375           2,105
  Stockholders' deficit......                                                                        (690)           (453)

- ---------------

(a) Income (loss) per common share and average number of outstanding common shares and equivalents data reflect the 2.5 to 1 stock split effected in December 1994.

(b) Pro forma interest expense for the year ended December 31, 1993 reflects (i) twelve months' interest expense (at 8.94%) and amortization of debt issuance costs with respect to the October Borrowing, and the exclusion of twelve months' interest expense (or the preferred dividend on the 12 3/4% Exchangeable Preferred Stock which was exchanged into the 12 3/4% Junior Subordinated Debentures on June 30, 1993) and amortization of debt issuance costs with respect to the 14 1/4% Subordinated Discount Debentures and the 12 3/4% Junior Subordinated Debentures redeemed; (ii) five months' interest expense and amortization of debt issuance costs with respect to the debt issued in connection with the 1993 Refinancing and the exclusion of five months' interest expense and amortization of debt issuance costs with respect to the debt replaced or redeemed in the 1993 Refinancing; (iii) the exclusion of twelve months' interest expense on the portion of the Existing Credit Agreement repaid with the net proceeds of the Offerings; and (iv) the lower interest expense and amortization of debt issue costs for twelve months as a result of the planned refinancing of the remaining balance of the Existing Credit Agreement with the New Credit Facility.

     Pro forma interest expense for the nine months ended September 30, 1993 reflects (i) nine months' interest expense (at 8.94%) and amortization of debt issuance costs with respect to the October Borrowing, and the exclusion of nine months' interest expense (or the preferred dividend on the 12 3/4% Exchangeable Preferred Stock which was exchanged into the 12 3/4% Junior Subordinated Debentures on June 30, 1993) and amortization of debt issuance costs with respect to the 14 1/4% Subordinated Discount Debentures and the 12 3/4% Junior Subordinated Debentures redeemed; (ii) five months' interest expense and amortization of debt issuance costs with respect to the debt issued in connection with the 1993 Refinancing and the exclusion of five months' interest expense and amortization of debt issuance costs with respect to the debt replaced or redeemed in the 1993

     Refinancing; (iii) the exclusion of nine months' interest expense on the portion of the Existing Credit Agreement repaid with the net proceeds of the Offerings; and (iv) the lower interest expense and amortization of debt issue costs for nine months as a result of the planned refinancing of the remaining balance of the Existing Credit Agreement with the New Credit Facility.

     The Company expects that the New Credit Facility will bear interest at floating rates. Based upon the September 30, 1994 pro forma balance of the New Credit Facility outstanding a change of interest rates of 1/4 of one percent would result in an annual change in interest expense of approximately $2 million.

     Pro forma interest expense on the 1993 Refinancing is based on the effective interest rates for the 9 7/8% Senior Subordinated Notes and the 10 1/2% Senior Subordinated Discount Debentures, respectively, and at a weighted average interest rate of 8.0% for borrowings under the Existing Credit Agreement, based on rates in effect on borrowings under the Existing Credit Agreement on June 2, 1993.

     The pro forma statement of operations data reflect no change to the tax provision as the impact of decreased interest expense reduces U.S. domestic losses for which no tax benefit has been provided.

     Pro forma statement of operations data exclude extraordinary charges estimated at $41 million related to the write-off of debt issuance costs and premiums paid with respect to debt retired or repaid in connection with the Offerings, the October Borrowing and the New Credit Facility. Of such extraordinary charges, approximately $9 million will occur in the fourth quarter of 1994 and approximately $32 million will occur in the first quarter of 1995. No tax benefit is expected to be available with respect to such extraordinary charges.

     See "Capitalization" for a description of the amounts of the respective securities issued and amounts borrowed in connection with the Offerings, the October Borrowing and the New Credit Facility and the use of proceeds therefrom to retire or refinance other existing indebtedness of the Company. See also Note 8 of the Notes to Consolidated Financial Statements for a description of the 1993 Refinancing.

(c) Pro forma interest expense for the nine months ended September 30, 1994 reflects nine months' interest expense (at 8.94%) and amortization of debt issuance costs with respect to the October Borrowing, and excludes nine months' interest expense and amortization of debt issuance costs with respect to the debt redeemed with the net proceeds of the Offerings, the October Borrowing and the New Credit Facility.

     The pro forma balance sheet data at September 30, 1994 reflect the net proceeds of the Offerings (estimated at $278 million) and the expected proceeds of New Credit Facility and the application of the proceeds therefrom to redeem debt, to pay premiums in respect of the redeemed debt and to pay debt issuance costs. In addition, the pro forma stockholders' deficit at that date reflects the extraordinary charge ($41 million) related to the write-off of debt issuance costs and premiums paid with respect to debt retired or repaid in connection with the Offerings, the October Borrowing and the New Credit Facility.

(d) The following table summarizes the pro forma adjustments to interest expense:

                                                                        NINE MONTHS      NINE MONTHS
                                                        YEAR ENDED         ENDED            ENDED
                                                       DECEMBER 31,    SEPTEMBER 30,    SEPTEMBER 30,
                                                           1993             1993             1994
                                                       -------------   --------------   --------------
                                                                     (DOLLARS IN MILLIONS)
     Application of the October Borrowing to redeem
       the 14 1/4% Subordinated Discount Debentures
       and 12 3/4% Junior Subordinated Debentures....      $  (5)           $ (1)            $(11)
     Effects of 1993 Refinancing.....................        (28)            (28)              --
     Effects of the application of the net proceeds
       from the Offerings............................        (25)            (20)             (18)
     Planned refinancing of the Existing Credit
       Facility with the New Credit Facility.........        (13)             (9)              (9)
                                                          ------          ------           ------
                                                           $ (71)           $(58)            $(38)
                                                       ===========     ============     ============

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

     The following table sets forth selected historical consolidated financial data of the Company for each of the five years in the period ended December 31, 1993, and the nine months ended September 30, 1993 and 1994. The selected historical consolidated financial data were derived from the Company's Consolidated Financial Statements. Information for the nine months ended September 30, 1993 and 1994 is derived from unaudited interim financial statements which reflect, in the opinion of the Company, all adjustments, which include only normal recurring adjustments, necessary to a fair presentation of the financial data for such periods. Results for interim periods are not necessarily indicative of results for the full year. For additional information, see the Consolidated Financial Statements of the Company and the accompanying notes thereto included elsewhere in this Prospectus. The following table should also be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations".

                                                                                                           NINE MONTHS ENDED
                                                  YEAR ENDED DECEMBER 31,                                    SEPTEMBER 30,
                        ---------------------------------------------------------------------------    --------------------------
                           1989             1990           1991             1992           1993           1993           1994
                        -----------      -----------    -----------      -----------    -----------    -----------    -----------
                                                      (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
  Sales................ $     3,334      $     3,637    $     3,595      $     3,792    $     3,830    $     2,851    $     3,309
    Cost of sales......       2,488            2,750          2,752            2,852          2,903          2,133          2,487
    Selling and
      administrative
      expenses.........         567              630            615              679            692            512            570
    Other (income)
      expense..........          (3)               5              8               24             38             27             25
    Loss on sale of
      Tyler
      Refrigeration....          --               --             22               --             --             --             --
    Interest expense...         289              294            286              289            278            213            194
                        -----------      -----------    -----------      -----------    -----------    -----------    -----------
  Income (loss) from
    continuing op-
    erations before
    income taxes,
    extraordinary loss
    and cumulative
    effects of changes
    in accounting
    methods............          (7)             (42)           (88)             (52)           (81)           (34)            33
  Income taxes.........          26               12             23                5             36             21             47
                        -----------      -----------    -----------      -----------    -----------    -----------    -----------
  Loss from continuing
    operations before
    extraordinary loss
    and cumulative
    effects of changes
    in accounting
    methods............         (33)             (54)          (111)             (57)          (117)           (55)           (14)
  Loss from
    discontinued
    operations(a)......         (12)              --             --               --             --             --             --
  Extraordinary loss on
    retirement of
    debt(b)............          --               --             --               --            (92)           (92)            --
  Cumulative effects of
    changes in
    accounting
    methods............        (182)(c)           --            (32)(d)           --             --             --             --
                        -----------      -----------    -----------      -----------    -----------    -----------    -----------
  Net loss.............        (227)             (54)          (143)             (57)          (209)          (147)           (14)
                        -----------      -----------    -----------      -----------    -----------    -----------    -----------
  Preferred
    dividend(e)........         (11)             (12)           (14)             (16)            (8)            (8)            --
                        -----------      -----------    -----------      -----------    -----------    -----------    -----------
  Net loss applicable
    to common shares... $      (238)     $       (66)   $      (157)     $       (73)   $      (217)   $      (155)   $       (14)
                        ===========      ===========    ===========      ===========    ===========    ===========    ===========
LOSS PER COMMON
  SHARE(f):
  Loss from continuing
    operations before
    extraordinary loss
    and cumulative
    effects of changes
    in accounting
    methods............ $      (.77)     $     (1.12)   $     (2.14)     $     (1.24)   $     (2.11)   $     (1.07)   $      (.23)
  Loss from
    discontinued
    operations.........        (.20)              --             --               --             --             --             --
  Extraordinary loss on
    retirement of
    debt...............          --               --             --               --          (1.55)         (1.55)            --
  Cumulative effects of
    changes in
    accounting
    methods............       (3.19)              --           (.55)              --             --             --             --
                        -----------      -----------    -----------      -----------    -----------    -----------    -----------
  Net loss per common
    share.............. $     (4.16)     $     (1.12)   $     (2.69)     $     (1.24)   $     (3.66)   $     (2.62)   $      (.23)
                        ===========      ===========    ===========      ===========    ===========    ===========    ===========
  Average number of
    outstanding common
    shares and
    equivalents........  57,163,750       58,597,918     58,338,195       58,636,118     59,313,073     59,287,348     59,911,525
OTHER DATA:
  Depreciation
    expense............ $       109      $       109    $       107      $       112    $       106    $        81    $        81
  Amortization of
    goodwill...........          31               33             33               33             31             23             23
  EBIT(g)..............         282              252            198              237            197            179            227
BALANCE SHEET DATA (AT
  END OF PERIOD):
  Working capital...... $       426      $       347    $       228      $       292    $        80    $       165    $       101
  Goodwill (net).......       1,235            1,323          1,208            1,102          1,026          1,063          1,074
  Total assets.........       3,592            3,488          3,270            3,126          2,987          3,154          3,281
  Total debt...........       2,381            2,287          2,180            2,145          2,336          2,424          2,375
  Exchangeable
    preferred
    stock(e)...........          91              104            117              133             --             --             --
  Stockholders'
    deficit............        (136)            (200)          (350)            (449)          (723)          (646)          (690)

    Footnotes appear on the following page.

- ---------------
(a) Represents the operating losses of the discontinued Railway Braking business sold in February 1990.

(b) The retirement of debt in connection with the 1993 Refinancing resulted in an extraordinary charge of $92 million (including call premiums, the write-off of deferred debt issuance costs, and loss on cancellation of foreign currency swap contracts) on which there was no tax benefit (see Notes 5 and 8 of Notes to Consolidated Financial Statements).

(c) The $182 million charge in 1989 represents the cumulative effect of the change in accounting for income taxes upon the adoption of FAS 109. The Company elected to adopt FAS 109 and to apply the provisions retroactively to January 1, 1989.

(d) Represents the cumulative effect of the accounting changes related to postretirement benefits other than pensions and warranty contract revenues at January 1, 1991. The cumulative effect of these accounting changes increased the postretirement benefit and warranty accruals at January 1, 1991 by $52 million and increased the net loss in the year by a total of $32 million (net of the tax effect).

(e) In June 1993 the exchangeable preferred stock was exchanged for 12 3/4% Junior Subordinated Debentures which were redeemed on November 21, 1994.

(f) Per share data and average number of outstanding common shares and equivalents data reflect the 2.5 to 1 stock split effected in December 1994.

(g) EBIT represents the sum of (i) income (loss) from continuing operations before income taxes, extraordinary loss and cumulative effects of changes in accounting methods and (ii) interest expense.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The following sections summarize the Company's consolidated results of operations and then discuss the results of its three operating segments for the nine months ended September 30, 1994 compared to the first nine months of 1993, for 1993 compared to 1992 and for 1992 compared to 1991. As a result of the Acquisition, American Standard's results of operations include purchase accounting adjustments and reflect a highly leveraged capital structure. Results of operations in these periods (including the nine months ended September 30, 1994) have also been adversely affected by charges related to employee severance, consolidation of production facilities, other cost reduction actions and asset dispositions. The results of all three of the Company's business segments are cyclical, and have been affected by recessions in a number of the Company's markets (including Europe), and the results of Air Conditioning Products are also affected by seasonal factors. See "-- Cyclicality; Seasonality". Operating results improved in the first nine months of 1994, due principally to volume increases and cost reductions in each of the Company's business segments. See "Prospectus Summary -- Recent Financial Results and Developments -- Recent Financial Results" for preliminary estimates of full year 1994 sales, operating income and net loss.

                                     SALES

                                                                                               NINE MONTHS ENDED
                                                                 YEAR ENDED DECEMBER 31,         SEPTEMBER 30,
                                                               ----------------------------    -----------------
                                                                1991       1992       1993      1993       1994
                                                               -------    -------    ------    -------    ------
                                                                             (DOLLARS IN MILLIONS)
Air Conditioning Products(a)................................   $ 1,836    $ 1,892    $2,100    $ 1,556    $1,861
Plumbing Products...........................................     1,018      1,170     1,167        875       905
Transportation Products.....................................       741        730       563        420       543
                                                               -------    -------    ------    -------    ------
  Sales.....................................................   $ 3,595    $ 3,792    $3,830    $ 2,851    $3,309
                                                                ======     ======    ======     ======    ======

                                OPERATING INCOME
                                      AND
             INCOME (LOSS) BEFORE INCOME TAXES, EXTRAORDINARY LOSS
            AND CUMULATIVE EFFECTS OF CHANGES IN ACCOUNTING METHODS

                                                                                                NINE MONTHS
                                                                                                   ENDED
                                                                 YEAR ENDED DECEMBER 31,       SEPTEMBER 30,
                                                                --------------------------    ----------------
                                                                 1991      1992      1993      1993      1994
                                                                ------    ------    ------    ------    ------
                                                                             (DOLLARS IN MILLIONS)
Air Conditioning Products(a).................................   $   55    $  104    $  133    $  123    $  164
Plumbing Products............................................       66       108       108        87        88
Transportation Products......................................      121        88        41        34        39
                                                                ------    ------    ------    ------    ------
  Operating income...........................................      242       300       282       244       291
Interest expense.............................................     (286)     (289)     (278)     (213)     (194)
Corporate items(b)...........................................      (44)      (63)      (85)      (65)      (64)
                                                                ------    ------    ------    ------    ------
Income (loss) before income taxes, extraordinary loss and
  cumulative effects of changes in accounting methods........   $  (88)   $  (52)   $  (81)   $  (34)   $   33
                                                                 =====     =====     =====     =====     =====

- ---------------

(a) For 1991 the amounts presented for Air Conditioning Products include the following amounts for Tyler Refrigeration (which was sold on September 30, 1991): sales of $99 million and operating loss of $18 million (including a $22 million loss on the sale).

(b) Corporate items include administrative and general expenses, accretion charges on postretirement benefit liabilities, equity in net income (loss) of affiliated companies, minority interest, foreign exchange transaction gains and losses, and miscellaneous income and expense.

CONSOLIDATED RESULTS OF OPERATIONS FOR FIRST NINE MONTHS OF 1994 COMPARED WITH FIRST NINE MONTHS OF 1993

     Consolidated sales for the first nine months of 1994 of $3,309 million increased by $458 million, or 16% (with little effect from foreign exchange), from $2,851 million in the first nine months of 1993. Sales increased for all three segments with gains of 20% for Air Conditioning Products, 3% for Plumbing Products and 29% for Transportation Products.

     Operating income for the first nine months of 1994 was $291 million, an increase of $47 million, or 19% (with little effect from foreign exchange), from $244 million in the first nine months of 1993. Operating income increased 33% for Air Conditioning Products, was flat for Plumbing Products, and increased 15% for Transportation Products. Operating income for the nine months ended September 30, 1994 reflected pre-tax charges of $26 million ($20 million after tax) related to: employee severance ($20 million); the consolidation of production facilities ($5 million); and the implementation of other cost reduction actions ($1 million). Other than costs related to the consolidation of production facilities, which costs will be liquidated over several years, the charges will be paid by June 30, 1995. In the 1994 period, the Company also provided $14 million (with no available tax benefit) of reserves for losses on operating assets expected to be disposed of prior to the expiration of their originally estimated useful lives. The first nine months of 1993 included $8 million of charges for plant shutdowns and other cost reduction actions. Excluding those charges from the respective periods, operating income would have increased to $331 million from $252 million, or 31%, in the 1994 period over the 1993 period.

  AIR CONDITIONING PRODUCTS SEGMENT

                                                                 NINE MONTHS ENDED
                                                                   SEPTEMBER 30,
                                                                -------------------
                                                                 1993         1994
                                                                ------       ------
                                                                    (DOLLARS IN
                                                                     MILLIONS)
          SALES:
               U.S. portion...................................  $1,316       $1,579
               International portion..........................     240          282
                                                                ------       ------
                    Total.....................................  $1,556       $1,861
                                                                ======       ======
          OPERATING INCOME (LOSS):
               U.S. portion...................................  $  131       $  175
               International portion..........................      (8)         (11)
                                                                ------       ------
                    Total.....................................  $  123       $  164
                                                                ======       ======

     The U.S. portion of Air Conditioning Products is composed of the Unitary Products Group, the Commercial Systems Group (excluding Canada), and exports from the U.S. by the International Group. The international portion consists of the non-U.S.-based operations of the International Group and the Canadian operations of the Commercial Systems Group.

     Sales of Air Conditioning Products increased 20% (with little effect from foreign exchange) to $1,861 million for the first nine months of 1994 from $1,556 million for the first nine months of 1993. The Unitary Products Group achieved a gain of 23% because of higher volume (as a result of improved markets and gains in market share) and a shift to newer, larger-capacity, higher-efficiency products, offset in part by the effect of lower prices for certain products due to competitive pressures. Sales of the Commercial Systems Group increased by 18% primarily because of improved markets, gains in market share, and the acquisition of additional sales offices in the latter half of 1993. For the International Group, sales increased 17%, due principally to volume increases in the Far East and Latin America.

     Operating income of Air Conditioning Products increased 33%, to $164 million in the first nine months of 1994 from $123 million in the first nine months of 1993. This gain was primarily the result of increased operating income for the Unitary Products Group and the Commercial Systems Group because of higher sales and cost reductions. Despite higher sales, the International Group experienced an overall decrease in operating results. A decline for the European group was partly offset by a gain for the Far East and Latin America operations. The decline in European group results was attributable to continued poor economic conditions and competitive pricing pressures. The improvement in Far East and Latin America groups was principally attributable to higher sales.

     BACKLOG. The worldwide backlog for Air Conditioning Products as of September 30, 1994 was $489 million, an increase of 33% from September 30, 1993, excluding the favorable effects of foreign exchange. The increase was a result of higher volume for the Commercial Systems Group and the commercial portion of the Unitary Products Group, and expanded distribution channels and market penetration in the Far East and Latin America. The backlog is comprised of unshipped product orders taken in the ordinary course of business and recorded at normal sales prices. Sales are recorded when shipment to a customer occurs. The current backlog is expected to be filled during the next twelve months. Although most backlog orders are cancellable, in whole or in part, by customers, cancellations have not been material to date.

  PLUMBING PRODUCTS SEGMENT

                                                                  NINE MONTHS ENDED
                                                                    SEPTEMBER 30,
                                                                  -----------------
                                                                  1993         1994
                                                                  ----         ----
                                                                     (DOLLARS IN
                                                                      MILLIONS)
          SALES:
               International portion............................  $656         $659
               U.S. portion.....................................   219          246
                                                                  ----         ----
                    Total.......................................  $875         $905
                                                                  ====         ====
          OPERATING INCOME (LOSS):
               International portion............................  $105         $107
               U.S. portion.....................................   (18)         (19)
                                                                  ----         ----
                    Total.......................................  $ 87         $ 88
                                                                  ====         ====

     The international portion of Plumbing Products is composed of the European Plumbing Products Group, the Americas International Group, and the Far East Group. The U.S. portion is generated primarily by the U.S. Plumbing Products Group and by export sales from the U.S.

     Sales of Plumbing Products increased 3% (6% excluding the unfavorable effects of foreign exchange) to $905 million in the first nine months of 1994 from $875 million in the first nine months of 1993. The exchange-adjusted improvement resulted from sales increases of 4% for the European Plumbing Products Group, 2% for the Far East and Americas International Groups on a combined basis, and 12% for the U.S. Plumbing Products Group. Sales of the European Plumbing Products Group increased primarily because of volume and price gains as economic conditions in several countries (particularly the United Kingdom ("U.K.") and Germany) showed modest improvement over the prior year period. Exchange-adjusted sales increased for the Far East Group (primarily on higher volumes in Thailand and Korea) but declined for the Americas International Group (primarily because of lower sales in Canada where poor economic conditions continued, offset partly by a gain in Mexico). Sales increased for the Far East Group despite the deconsolidation of operations in the PRC which in April 1994 were contributed to ASPPL. Sales of the U.S. Plumbing Products Group increased as a result of improved markets and an expanded retail customer base.

     Operating income of Plumbing Products was $88 million in the first nine months of 1994 compared with $87 million for the same period of 1993 (with little effect from foreign exchange).

Operating income for the European Plumbing Products Group increased due to price and volume gains in the U.K. and Germany, and cost reductions in most operations. Operating income of the Far East and Americas International Groups on a combined basis decreased, as gains in most operations (due to the higher sales, except in Canada) were more than offset by the effect of deconsolidation of operations in the PRC. Improvements for the U.S. Plumbing Products Group from increased sales and cost reductions at manufacturing facilities were more than offset by a provision of $14 million related to certain assets (principally machinery and equipment used in the production of chinaware) that will be disposed of prior to the expiration of their originally estimated useful lives. Overall Plumbing Products' results were also negatively affected by a provision of $5 million related to employee severance, compared to $1 million of similar charges in 1993. Excluding such provisions from the respective periods operating income would have increased to $107 million from $88 million, or 22%, in the 1994 period from the 1993 period.

     BACKLOG. Plumbing Products' backlog as of September 30, 1994 was $210 million, an increase of 16% from September 30, 1993 (excluding the favorable effects of foreign exchange), primarily from expanded sales volume. The backlog is comprised of unshipped product orders taken in the ordinary course of business and recorded at normal sales prices. Sales are recorded when shipment to a customer occurs. The current backlog is expected to be filled during the next twelve months. Although most backlog orders are cancellable, in whole or in part, by customers, cancellations have not been material to date.

  TRANSPORTATION PRODUCTS SEGMENT

                                                                   NINE MONTHS ENDED
                                                                     SEPTEMBER 30,
                                                                  -------------------
                                                                  1993          1994
                                                                  -----         -----
                                                                      (DOLLARS IN
                                                                       MILLIONS)
          SALES.................................................  $ 420         $ 543
          OPERATING INCOME......................................     34            39

     Sales of Transportation Products in the first nine months of 1994 were $543 million, an increase of 29% (with little effect from foreign exchange), from $420 million in the first nine months of 1993. More than half of the gain resulted from a 23% increase in the unit volume of truck and bus production in Western Europe and a 5% increase in aftermarket sales. Approximately 37% of the gain represented sales of Perrot ($46 million), a German brake manufacturer which the Company acquired in January 1994. Sales volumes were significantly higher in the U.K. (as a result of the growing utility vehicle business in that country), in Sweden (where truck manufacturing increased by approximately 50%), and in Brazil, France and Spain (where demand also increased).

     Operating income for Transportation Products was $39 million in the first nine months of 1994, an increase of 15% (with little effect from foreign exchange) compared with $34 million in the first nine months of 1993. The increase was primarily attributable to increased sales volume and the effect of cost reductions, partly offset by a small loss experienced by Perrot. Operating income for the 1994 period reflected charges of $14 million related to employee severance ($10 million) and the consolidation of production facilities ($4 million). Charges of a similar nature in the 1993 nine-month period totalled $2 million. Excluding those charges from the respective periods, operating income would have increased to $53 million from $36 million, or 47%, in the 1994 period over the 1993 period.

     BACKLOG. Transportation Products' backlog as of September 30, 1994, was $293 million, an increase of 50% from September 30, 1993 (excluding the favorable effects of foreign exchange), as a result of the significantly improved volumes and the inclusion of backlog of Perrot. The backlog is comprised of unshipped product orders taken in the ordinary course of business and recorded at normal sales prices. Sales are recorded when shipment to a customer occurs. The current backlog is expected to be filled during the next twelve months. Although most backlog orders are cancellable, in whole or in part, by customers, cancellations have not been material to date.

  FINANCIAL REVIEW

     The Company's financing and corporate costs for the first nine months of 1994 were $258 million, a decrease from $278 million in the first nine months of 1993. Interest expense decreased $19 million as a result of lower overall interest rates on debt issued as part of the 1993 Refinancing, despite a $9 million increase in interest expense related to the 12 3/4% Junior Subordinated Debentures issued in June 1993 in exchange for American Standard Inc.'s 12 3/4% Exchangeable Preferred Stock.

     For the nine months ended September 30, 1994 the income tax provision was $47 million on income before income taxes, extraordinary loss and cumulative effects of accounting changes of $33 million. The tax provision for the nine months ended September 30, 1993 was $21 million despite a loss before income taxes, extraordinary loss and cumulative effects of accounting changes of $34 million. These provisions reflected the annualized estimate of taxes payable on those foreign operations that are expected to be profitable, offset partly in the 1993 period by tax benefits from certain foreign net operating losses. The provision for the first nine months of 1994 was adversely affected by less favorable tax treatment with respect to certain foreign income, primarily in Germany. See "-- Liquidity and Capital Resources". The unusual relationship between the pre-tax results and the tax provision for both periods is explained by the nondeductibility for tax purposes of the amortization of goodwill and other purchase accounting adjustments and the share allocations made by the ESOP as well as by tax rate differences and withholding taxes on foreign earnings.

     As a result of the 1993 Refinancing, the 1993 nine-month period included an extraordinary charge of $92 million related to the debt retired (including call premiums, the write-off of unamortized debt issuance costs and the loss on cancellation of foreign currency swap contracts), on which no tax benefit was available.

LIQUIDITY AND CAPITAL RESOURCES

     Net cash provided by operating activities, after cash interest paid of $114 million, was $127 million for the nine months ended September 30, 1994, compared with $73 million in the first nine months of 1993. The $54 million increase resulted primarily from improved operating results ($41 million), a non-cash asset loss provision ($14 million) and an increase in timing differences in funding ($51 million, principally accruals for severance and facilities consolidations, income taxes and employee compensation), offset in part by a decrease in non-cash interest costs ($13 million) and an increase in working capital invested in operations during the 1994 period ($40 million, which was principally attributable to higher sales volumes). The other principal source of cash was net borrowings of $63 million under the Revolving Credit Facility (as defined below). The principal uses of cash in the 1994 period were repayments of $101 million of bank term loans and capital expenditures of $63 million, including $13 million of investments in affiliated companies. See "-- Capital Expenditures".

     In connection with the Acquisition in 1988, American Standard incurred substantial indebtedness, resulting in its highly leveraged capital structure. At September 30, 1994, the Company's total indebtedness was approximately $2.4 billion, including short-term debt and the current portion of long-term debt. At September 30, 1994, after giving effect to the Offerings and the October Borrowing and the application of net proceeds therefrom, the Company's annual scheduled debt maturities will range from approximately $105 million to $120 million for the years 1995 through 1998. To meet its debt service obligations with operating cash flow and comply with the covenants and restrictions contained in the Credit Agreement, the Company will have to sustain the improved level of operating results and cash flow attained in the first nine months of 1994. The Company believes that the amounts available from operating cash flows, funds available under the Revolving Credit Facility and future debt or equity financings will be sufficient to meet its expected cash needs and planned capital expenditures for the foreseeable future.

     The Existing Credit Agreement currently provides for an aggregate facility of approximately $1.2 billion as follows: (a) a $242 million multi-currency revolving credit facility (the "Revolving Credit Facility") available to all Borrowers (as defined); (b) a $176 million (at September 30, 1994 exchange rates) multi-currency periodic access facility (the "Periodic Access Facility") available to all Borrowers; and (c) four term loan facilities (each, a "Term Loan Facility"), consisting of a $222 million U.S. dollar Tranche A facility available to American Standard Inc.; a $136 million (at September 30, 1994 exchange rates) Deutschemark Tranche B facility available to WABCO Standard GmbH; a $82 million U.S. dollar Tranche C facility available to all Borrowers; and a $325 million U.S. dollar Tranche D Facility available to American Standard Inc.

     The Company is required to reduce to $50 million the amount of borrowings outstanding under the Revolving Credit Facility for at least 30 consecutive days in each 12-month period ending May 31. On August 31 of each year, the Revolving Credit Facility is reduced by $8.3 million. In addition, the Company is required to repay the full amount of each of its outstanding revolving loans at the end of each interest period (a maximum of six months). The Company may, however, immediately reborrow such amounts subject to compliance with applicable conditions of the Existing Credit Agreement.

     At September 30, 1994, the Company had outstanding borrowings of $70 million under the Revolving Credit Facility. At September 30, 1994, there was $118 million available under the Revolving Credit Facility after reduction for borrowings and for $54 million of outstanding letters of credit. In addition, the Company's foreign subsidiaries had $60 million available under overdraft facilities which can be withdrawn by the banks at any time. At December 31, 1994, the Company had outstanding borrowings of $38 million under the Existing Credit Agreement's revolving credit facility. At December 31, 1994, there was $152 million available under such revolving credit facility after reduction for borrowings and for $52 million of outstanding letters of credit.

     The Existing Credit Agreement contains various covenants that limit, among other things, indebtedness, dividends on and redemptions of capital stock of the Company, purchases and redemptions of other indebtedness of the Company (including its outstanding debentures and notes), rental expense, liens, capital expenditures, investments or acquisitions, disposal of assets, the use of proceeds from asset sales, and certain other business activities and require the Company to meet certain financial tests. Certain American Standard Inc. debt instruments also contain financial and other covenants. See "Certain Indebtedness -- Existing Credit Agreement -- Covenants" and "-- Certain Other Indebtedness -- Certain Covenants; Events of Default". In order to maintain compliance with the covenants and restrictions contained in its previous credit agreement, the Company from time to time has had to obtain waivers and amendments. In February 1994 the Company obtained an amendment to the Existing Credit Agreement that among other things relaxed certain financial tests and covenants, and facilitated the investment in an air conditioning joint venture and the formation of a holding company to establish joint ventures in the PRC for the manufacture and sale of plumbing products. While the Company believes it is currently in compliance with the covenants contained in the Existing Credit Agreement, no assurance can be given that, if needed, the Company will be able to obtain similar waivers or amendments in the future under the Existing Credit Agreement or the New Credit Facility. If American Standard were unable to meet its debt service obligations, or to comply with applicable covenants, the Company could be in default under the Credit Agreement as well as in respect of other borrowings. Potential consequences of such a default are summarized in "Certain Investment Considerations -- Substantial Leverage".

     In July 1993 the Company completed a refinancing (the "1993 Refinancing") that included (a) the issuance of $200 million principal amount of 9 7/8% Senior Subordinated Notes Due 2001;

(b) the issuance of approximately $751 million principal amount of 10 1/2% Senior Subordinated Discount Debentures Due 2005, which yielded proceeds of approximately $450 million; (c) the amendment and restatement of the Company's previous credit agreement into the Existing Credit Agreement; and (d) the application of the proceeds of such issuances and such borrowings as follows:
(i) the redemption on July 1, 1993, of all of the outstanding 12 7/8% Senior Subordinated Debentures at a redemption price of 104.83% ($571.3 million), (ii) the redemption on July 2, 1993 of a majority of the outstanding 14 1/4% Subordinated Discount Debentures at a redemption price of 105% ($389.5 million),
(iii) the extension of the term of existing bank borrowings ($405 million of term loans and $77 million of other bank debt including revolving credit debt),
(iv) the refunding of letters of credit ($58 million), and (v) payment of related fees and expenses.


     In connection with examinations of the tax returns of American Standard's German subsidiaries for the years 1984 through 1990, the German tax authorities have raised questions regarding the treatment of certain significant matters. The Company has paid approximately $20 million (using September 30, 1994 exchange rates) of a disputed German income tax. A suit is pending to obtain a refund of this tax. The Company anticipates that the German tax authorities may propose other adjustments (principally relating to the 1988-1990 period) resulting in additional taxes of approximately $120 million (using September 30, 1994 exchange rates), plus interest, for the tax return years under audit. In addition, significant transactions similar to those which gave rise to the possible adjustments referred to above occurred in years subsequent to 1990. If the German tax authorities should propose adjustments for the 1988-1990 period, they might, after future tax audits, propose tax adjustments that are comparable for years 1991 to 1993. American Standard, on the basis of the opinion of German legal counsel Meilicke & Partner, believes the tax returns are substantially correct as filed and any such adjustments would be inappropriate and intends to contest vigorously any adjustments which have been or may be assessed. Accordingly, the Company had not recorded any loss contingency at September 30, 1994, with respect to such matters.


     Under German tax law, if an assessment is made for the years under audit, the authorities may demand immediate payment of the amount assessed prior to final resolution of the issues. (The same principles would apply as to any assessment in connection with possible audits for subsequent years.) American Standard believes, however, on the basis of the opinion of German legal counsel, that it is highly likely that a suspension of payment pending final resolution would be obtained. If immediate payment were required, the Company expects that it will be able to meet such payment from available sources of liquidity or credit support but that future cash flows and capital expenditures, and subsequent results of operations for any particular quarterly or annual period, could be adversely affected.

     As a result of recent changes in German tax legislation, the Company's tax provisions in 1994 and thereafter will be higher in Germany. As a result of this German tax legislation and the related additional tax provisions, the Company believes its exposure to the issues under the audit referred to above will be reduced for 1994 and future years.

     American Standard Inc. makes substantial annual interest payments to its indirect wholly-owned Netherlands subsidiary. These interest payments have been exempt from U.S. withholding tax under an income tax treaty between the United States and the Netherlands. A provision in a new treaty raises the possibility that such payments may become subject to 15% U.S. withholding tax. The Company has filed a Competent Authority request with the Internal Revenue Service seeking a determination that no withholding tax will be imposed. The Company believes, based upon a recent IRS News Release that authorizes the requested relief, that the Competent Authority request will be resolved favorably. If the Competent Authority request is not resolved favorably, additional withholding taxes of approximately $12 million per year could be imposed on the Company commencing in 1996. In such case, the Company will consider alternatives designed to mitigate such increased withholding taxes; however, there is no assurance that such alternatives will be found.

CAPITAL EXPENDITURES

     The Company's capital expenditures for the first nine months of 1994 were $63 million, including $13 million of investments in affiliated companies, compared with $54 million (including $8 million of investments in affiliated companies) for the first nine months of 1993. The increase for 1994 relates primarily to investments in affiliated companies, expansion in newer operations, new products, and the continuing implementation of Demand Flow.

     The Company's capital expenditures for 1993 amounted to $98 million, including investments of $8 million in affiliated companies. The amount of capital expenditures was $10 million less than in 1992 ($6 million less excluding the effects of foreign exchange). The Company believes capital spending in recent years has been sufficient for maintenance purposes, important product and process redesigns, expansion projects, and strategic investments. Capital expenditures for the full year 1994 are expected to increase approximately 30% over the 1993 amounts. The Company expects capital expenditures, including investments in related companies, will increase 10% to 15% in 1995.

     Capital expenditures for Air Conditioning Products for the first nine months of 1994 were $21 million, including $2 million of investments in affiliates. Major expenditures included projects related to Demand Flow and new products such as the Voyager III (medium-tonnage product line), changes related to new refrigerant requirements and capacity expansion. Total capital spending for the full year 1994 is expected to be 25% higher than in 1993. Capital expenditures were $38 million in 1993. This amount was 15% more than that of 1992. Capital expenditures in 1993 included projects related to Demand Flow and spending on new products such as the Voyager III, the scroll compressor, and the Series R chiller line, expansion of Voyager I and Voyager II capacity and tooling and equipment for the American Standard line of air conditioning products.

     Plumbing Products' capital expenditures for the first nine months of 1994 were $24 million, including $3 million of investments in affiliated companies. Expenditures for 1994 include cash investments in affiliates in the PRC and Vietnam and expansion of capacity in other Far East operations, modernization of the Czech Republic operations, completion of a brass fittings factory in Egypt, and automatic glazing systems in Italy. Total capital expenditures for full year 1994 are expected to be approximately 15% higher than in 1993. Capital expenditures in 1993 were $46 million, including investments of $8 million in affiliated companies in France (Porcher) and the Czech Republic. Excluding the investments in affiliated companies and the effects of foreign exchange, capital spending in 1993 was 34% higher than in 1992 as a result of spending increases in Europe and the Far East. Major projects included capacity expansion in Thailand and China and various projects related to Demand Flow implementation.

     Capital expenditures for Transportation Products in the first nine months of 1994 were $18 million, including investments in affiliated companies of $8 million (Perrot and WABCO Espana). Major projects included construction of a test track in Germany, continued implementation of Demand Flow, and cost-reduction projects. Total capital expenditures for full year 1994 is expected to be approximately double the 1993 level. Capital expenditures were $14 million in 1993. Excluding the effects of foreign exchange, capital spending in 1993 was 41% less than in 1992, a year with significant spending related to Demand Flow cost-reduction projects in production and material flow.

CONSOLIDATED RESULTS OF OPERATIONS FOR 1993 COMPARED WITH 1992

     Consolidated sales for 1993 were $3.83 billion, an increase of 1% (6% excluding the unfavorable effects of foreign exchange) over $3.79 billion in 1992. A sales increase of 11% for Air Conditioning Products was partly offset by a sales decline for Transportation Products of 23% (16% excluding the unfavorable effects of foreign exchange). Sales for Plumbing Products were flat (but up by 9% excluding the effects of foreign exchange).

     Operating income for 1993 was $282 million, a decrease of $18 million, or 6% (but an increase of less than 1% excluding the unfavorable effects of foreign exchange), from $300 million in 1992.

The increase in operating income of 28% for Air Conditioning Products was more than offset by a 53% decrease in operating income for Transportation Products. Plumbing Products' operating income was flat (but increased 15% excluding the unfavorable effects of foreign exchange). The gain for Air Conditioning Products was the result of higher volume, increased sales of higher-margin products, the benefits of manufacturing improvements, and the effects of restructuring and cost-containment efforts undertaken in 1991 and 1992, offset partly by the costs of further restructuring in 1993. For Plumbing Products the effects of increased volume for the Far East Group were offset partly by lower margins for the U.S. group and lower volumes and unfavorable foreign exchange effects for the European group. Transportation Products' operating income decreased primarily as a result of lower volumes due to reduced demand in depressed markets in Europe, offset partly by the effects of improvements in manufacturing efficiency.

CONSOLIDATED RESULTS OF OPERATIONS FOR 1992 COMPARED WITH 1991

     Consolidated sales for 1992 were $3.8 billion, an increase of 5% (4% excluding the favorable effects of foreign exchange) over $3.6 billion in 1991. The 1991 amount included the sales of Tyler Refrigeration, which was sold September 30, 1991. Excluding Tyler Refrigeration, sales in 1992 were up 8% (7% excluding favorable foreign exchange effects). Sales increases of 15% for Plumbing Products and 9% for Air Conditioning Products (excluding Tyler Refrigeration) were partly offset by a sales decline for Transportation Products of 1% (6% excluding the favorable effects of foreign exchange).

     Operating income for 1992 was $300 million, an increase of $58 million, or 24% (19% excluding the favorable effects of foreign exchange), from $242 million in 1991. The 1991 amount included a loss for Tyler Refrigeration. Excluding Tyler Refrigeration, operating income in 1992 was up 15% (10% excluding favorable foreign exchange effects). Increases in operating income of 42% for Air Conditioning Products and 64% for Plumbing Products were partly offset by a 27% decrease in operating income for Transportation Products. The gain for Air Conditioning Products was the result of higher volume, increased sales of higher-margin products, the benefits of manufacturing improvements, restructuring and cost containment efforts, and the fact that 1991 also included the effects of a work stoppage at the LaCrosse, Wisconsin, facility, partly offset by decreased operating income for the International Group, principally in Europe. In addition, approximately one-third of the gain in operating income for Air Conditioning Products resulted because 1991 included an operating loss for Tyler Refrigeration of $18 million (including a $22 million loss on the sale of this division). Plumbing Products' operating income gain resulted from increased prices and volumes, primarily in Europe and to a lesser extent in the United States. Transportation Products' operating income decreased primarily as a result of lower volumes due to reduced demand in depressed markets in Europe and Brazil and lower prices offset partly by the favorable effects of foreign exchange and improvements in manufacturing.

RESULTS OF OPERATIONS BY SEGMENT

  AIR CONDITIONING PRODUCTS SEGMENT

                                                           YEAR ENDED DECEMBER 31,
                                                     -----------------------------------
                                                      1991          1992          1993
                                                     -------       -------       -------
                                                            (DOLLARS IN MILLIONS)

          SALES:
               U.S. portion........................   $1,453        $1,572        $1,786
               International portion...............      284           320           314
                                                      ------        ------        ------
                    Subtotal.......................    1,737         1,892         2,100
               Tyler Refrigeration.................       99            --         --
                                                      ------        ------        ------
                    Total..........................   $1,836        $1,892        $2,100
                                                      ======        ======        ======
          OPERATING INCOME (LOSS):
               U.S. portion........................   $   58        $  112        $  148
               International portion...............       15            (8)          (15)
                                                      ------        ------        ------
                    Subtotal.......................       73           104           133
               Tyler Refrigeration.................      (18)(a)        --         --
                                                      ------        ------        ------
                    Total..........................   $   55        $  104        $  133
                                                      ======        ======        ======

         ---------------------
         (a) Includes $22 million loss on the sale of Tyler Refrigeration.

     1993 COMPARED WITH 1992. Sales and operating income of Air Conditioning Products both increased in 1993 despite the continuing recession in U.S. and Canadian commercial new construction and only moderate increase in residential new construction in the U.S. and despite the economic decline in Europe. Sales of Air Conditioning Products, which accounted for approximately 55% of the Company's 1993 sales, increased by 11% (with little effect from foreign exchange) to $2,100 million in 1993 from $1,892 million in 1992. There was a significant sales increase for each of the three operating groups.

     Operating income of Air Conditioning Products increased year to year by 28% (with little effect from foreign exchange) to a record high of $133 million in 1993 from $104 million in 1992. The increase was attributable to gains achieved by all three groups.

     Unitary Products Group. In 1993 sales of the Unitary Products Group, which accounted for approximately 42% of Air Conditioning Products sales, increased by 15% over the 1992 sales level. Residential markets were up 15%, as a result of an unusually hot summer in the northern United States and a 7% increase in housing starts. Sales of residential products increased by 18% year over year, principally because of higher volumes driven by the improved market, increased furnace sales in the replacement market, and a shift in the market to more efficient products, offset partly by the continuation from 1992 of price decreases due to competitive pressures. Commercial markets for unitary products were up 9% overall from the 1992 markets, as the commercial replacement market strengthened further. New-construction activity continued to struggle, however. Sales of commercial unitary products increased by 10% overall, primarily as a result of higher volume (driven by the strong replacement market for both light and large commercial products); a shift to higher-priced, higher-tonnage products; and a gain in market share for light commercial products due to the success of the large Voyager products (packaged rooftop air conditioners). As a result of these factors, together with product cost improvements, improved labor productivity, and the benefits of organizational restructuring which reduced the salaried workforce in 1992, the operating income for Unitary Products in 1993 increased by 43% year over year. This improvement was achieved even though 1993 included the initial start-up costs of the new national distribution center in St. Louis, Missouri, and higher advertising costs.

     Unitary Products' sales increased through the success of new and redesigned products introduced recently and improved distribution channels. Commercial products that were introduced included the 20-to-25-ton Voyager products in 1992, which more than doubled market share in that size range; commercial microprocessor-controlled products; a line of convertible air handlers; and rooftop and air cooled chiller products using more efficient scroll compressors. Residential products introduced included the AMERICAN-STANDARD(R) brand outdoor units and new lines of luxury and conventional retail residential products.

     Commercial Systems Group. Sales of the Commercial Systems Group, which accounted for approximately 37% of Air Conditioning Products' sales, increased 10%, primarily on volume increases for most product lines, especially air handling systems and water chillers (principally due to improved replacement markets and increased market share), and increased revenue from Company-owned sales offices (acquisitions and volume growth). These gains were partly offset by lower volume in Canada, which continued to be adversely affected by recession. The non-residential new-construction market increased 4% in the United States in 1993, following decreases of 5% in 1992 and 17% in 1991. The non-residential replacement market was up by 6% over 1992.

     Operating income for Commercial Systems increased 12% in 1993 over the recession-affected figure for 1992. The increase was primarily the result of volume gains, improvements in manufacturing efficiency, operating expense reductions, and the benefits of restructuring actions taken in 1992. The effects of these factors were partly offset by slightly lower prices, increases in material, labor, and benefit costs, the costs of additional restructuring actions in 1993, and a larger loss in the weak Canadian market.

     Product development emphasis for Commercial Systems in 1993 and 1992 was on new compressor, heat transfer and microelectronic control technology; adaptation of products to refrigerants that comply with recent government regulations; energy-efficient products; products for the aftermarket and replacement market (which exceeded the new-construction market in both 1993 and 1992); and products redesigned to improve manufacturing productivity. This strategy benefited operations in 1993 and 1992, and the Company expects that this product development emphasis will result in greater sales over the next several years.

     International Group. Sales of Air Conditioning Products' International Group, which accounted for approximately 21% of Air Conditioning Products' 1993 sales, increased 7% from those of 1992 (10% excluding the unfavorable effect of foreign exchange). Most of the gain was from higher volume in the Far East (especially Hong Kong, Taiwan, and export sales from the U.S.) resulting from expanded markets and increased penetration; higher export sales from the U.S. to the Middle East (markets were significantly stronger) and Latin America (improved penetration in a market that was up 20%); and higher volumes in Mexico. These gains were partly offset by lower sales in Europe (lower prices and volumes in a declining market). Markets were down in all European countries except the U.K., but the effect was partly offset by increased revenues from service companies acquired in 1992 and prior years. Market growth in the Far East was 6% overall, led by the PRC market, which was up by 21%. The sales growth in Hong Kong was driven by the very strong market in the PRC. Markets in Thailand also grew, and the Latin American market grew by 20%.

     Operating income for the International Group increased by approximately 39% in 1993. The increase was primarily the result of higher export sales from the U.S. to the Middle East and Far East, offset partly by a larger operating loss in Europe primarily because of the weak markets and lower margins, costs related to restructuring in response to the lower markets, and the unfavorable effects of lower volume on factory performance. Overall, income from the Far East and Latin America was essentially unchanged from the prior year, as volume gains were offset by increased costs related to expansion of distribution channels and joint ventures and development of new and improved products to support present and future growth.

     1992 COMPARED WITH 1991. Except as otherwise indicated, the following discussion, including the financial comparisons, does not include the results of Tyler Refrigeration or the $22 million loss on the sale of Tyler Refrigeration in 1991.

     Sales and operating income of Air Conditioning Products both increased in 1992 even though U.S. and Canadian commercial and residential new construction continued to be adversely affected by the recession in those countries and despite the economic decline in Europe. Sales of Air Conditioning Products, which accounted for approximately 50% of the Company's 1992 sales, increased by 9% (8% excluding the effects of foreign exchange) to $1,892 million in 1992 from $1,737 million in 1991. There was a significant sales increase for each of the three operating groups -- for the Unitary Products Group in both residential and commercial products primarily because of higher volume and more favorable product mix (partly offset by lower prices), for the Commercial Systems Group primarily because of higher volume and prices, and for the International Group principally because of increased volume in Europe and the Far East.

     Operating income of Air Conditioning Products increased year to year by 42% (with little effect from foreign exchange) to $104 million in 1992 from $73 million in 1991, and operating margins increased to 5.5% in 1992 from 4.2% in 1991. The increase was attributable to the sales gains of the three groups, the benefits of manufacturing improvements and restructuring and cost containment in the Unitary Products and Commercial Systems Groups, and the fact that in 1991 results of the Commercial Systems Group had been adversely affected by a 54-day work stoppage at its LaCrosse, Wisconsin, facility. The impact of these factors was partly offset by a decline in operating income for the International Group caused by lower margins and costs related to the start-up of new facilities, sales offices, and distribution channels.

     Unitary Products Group. Sales in 1992 of the Unitary Products Group, which accounted for approximately 41% of Air Conditioning Products sales, increased by 6% over the 1991 sales level. Commercial markets for unitary products were up 6% overall from the depressed 1991 markets, as a very strong commercial replacement market more than offset the effects of low new-construction activity. Sales of commercial unitary products increased by 7% overall, primarily as a result of higher volume (driven by the strong replacement market), a shift to higher-priced, higher-tonnage products, and a gain in market share for light commercial products. Residential markets were down 3.5% as poor replacement activity, a result of an unseasonably cool summer, more than offset the 18% increase in new housing starts. Despite this poorer market, sales of residential products increased by 5% year over year, principally because of larger market share, improved furnace markets, and a partial shift in the market to more efficient products stimulated by Federal efficiency standards, offset partly by price degradation due to competitive pressures. As a result of these factors, together with benefits of manufacturing improvements, cost containment, and organizational restructuring which reduced the salaried workforce, the operating profit for Unitary Products in 1992 increased by 50% from the depressed level of 1991.

     Unitary Products' sales in the commercial market increased through the success of new and redesigned products introduced in 1991 and 1992 and improved distribution channels. New and modified products in 1991 and 1992 included new cost-reduced 20 to 25-ton Voyager products, commercial microprocessor-controlled products, a new line of convertible air handlers, and rooftop and air-cooled chiller products using more efficient scroll compressors.

     Commercial Systems Group. Sales of the Commercial Systems Group, which accounted for approximately 38% of Air Conditioning Products' sales, increased 9% primarily on volume increases in aftermarket replacement and parts sales, increased revenue from Company-owned sales offices (volume growth and acquisitions), and small price increases on most product lines. Other factors contributing to the increase were higher sales of large applied systems and the fact that in 1991 there was a 54-day work stoppage at the LaCrosse, Wisconsin, plant. These gains were partly offset by lower volume in Canada, which continued to be adversely affected by recession. The non-residential new construction market dropped 5% in the United States in 1992, following a 17% decrease in 1991. The non-residential replacement market was even with 1991.

     Operating income for Commercial Systems increased 129% in 1992 over the recession-affected and work-interrupted level of 1991. The increase was primarily the result of the volume and price gains, improvements in manufacturing efficiency, cost containment and restructuring, and the fact that 1991 included the adverse impact of the LaCrosse work stoppage. The effects of these factors were partly offset by slightly lower gross margins, as the price increases did not completely recover increases in material, labor and benefits costs.

     International Group. Sales of Air Conditioning Products' International Group, which accounted for approximately 21% of Air Conditioning Products' 1992 sales, increased 15% from those of 1991 (10% excluding the favorable effect of foreign exchange). Most of the gain was from higher volumes in Mexico (two new sales offices resulted in expanded distribution and penetration), the Far East (especially Hong Kong and Singapore), the Middle East (markets were significantly stronger), and Europe (sales of new products and increased penetration despite declining markets). Markets were down in almost all European countries except Italy, with the largest drop in the U.K., offset partly by increased revenues from acquired service companies. Market growth in the Far East was 9% overall, led by China, Singapore, and Korea. The sales growth in Hong Kong was driven by the very strong market in China, even though the overall market in Hong Kong was down. Markets in Malaysia and Indonesia also grew.

     Operating income for the International Group decreased by approximately 68% in 1992. The decline occurred in Europe, primarily because of the weak markets and lower prices, costs related to the start-up of new facilities and new distribution networks in the U.K. and France, costs related to the introduction of new products, start-up costs of a company in Spain acquired near the end of 1991, and foreign exchange transaction losses from currency fluctuations in the latter half of 1992. Income from the Far East and Latin America was essentially unchanged from the prior year, as volume gains were offset by increased costs related to expanded distribution channels, start-up of new joint ventures, and development of new and improved products to support present and future growth.

  PLUMBING PRODUCTS SEGMENT

                                                               YEAR ENDED DECEMBER 31,
                                                           -------------------------------
                                                            1991        1992        1993
                                                           -------     -------     -------
                                                                (DOLLARS IN MILLIONS)
        SALES:
             International portion......................    $  783      $  885      $  865
             U.S. portion...............................       235         285         302
                                                            ------      ------      ------
                  Total.................................    $1,018      $1,170      $1,167
                                                            ======      ======      ======
        OPERATING INCOME (LOSS):
             International portion......................    $   93      $  124      $  131
             U.S. portion...............................       (27)        (16)        (23)
                                                            ------      ------      ------
                  Total.................................    $   66      $  108      $  108
                                                            ======      ======      ======

     1993 COMPARED WITH 1992. Sales of Plumbing Products in 1993, at $1,167 million, which accounted for approximately 30% of the Company's 1993 sales, were at essentially the same level as the $1,170 million of sales in 1992 (but increased by 9% excluding the unfavorable effects of foreign exchange). Sales increases of 42% for the Far East Group (46% excluding foreign exchange), 9% for the Americas International Group (14% excluding foreign exchange), and 6% for the U.S. Plumbing Products Group were offset partly by a sales decrease of 10% for the European Plumbing Products Group (which had a 4% increase excluding the effects of foreign exchange).

     In 1993 operating income of Plumbing Products was $108 million, the same amount as in 1992, but excluding the unfavorable effects of foreign exchange operating income increased by 15%. The increase (on an exchange-adjusted basis) was attributable primarily to increased profitability for the Far East Group and for the Americas International Group, offset partly by a decline for the U.S. group.

     European Plumbing Products Group. Sales of the European group, which accounted for approximately 51% of Plumbing Products' sales for 1993, decreased 10% in 1993 from 1992 but increased by 4% excluding the unfavorable effects of foreign exchange. The exchange-adjusted gain resulted from price increases, especially in Italy, Germany, the U.K., and Greece, offset partly by lower volume in most countries because of depressed markets. In Italy sales were up with price increases for most product lines, offset partly by lower volume and a less favorable product mix. The German market was stable in total, as price gains were offset by volume and mix declines. Greece, which had been in recession for three years, recovered somewhat in 1993. The European group's strength has been sales in the replacement market, which has more than made up for the effects of poor new-construction markets.

     Operating income for the European group decreased 7% but increased 10% excluding the effects of foreign exchange. This increase occurred primarily because of the price gains and cost reductions resulting from restructuring and efficiency improvements in the U.K., France, Italy, and Germany. Partly offsetting those favorable effects were the effects of lower volumes and the unfavorable effect on margins caused by the decline in value of many European currencies against the Deutschemark. The increased cost of fittings purchased from Germany could not be completely recovered through sales price increases in most of the operations in other countries.

     U.S. Plumbing Products Group. Sales of the U.S. group, which accounted for approximately 26% of total 1993 Plumbing Products sales, increased 6% in 1993. During 1993 the U.S. building industry continued to be adversely affected by the low level of new construction, although non-residential construction increased 4% from 1992 and new residential construction continued to recover from the lowest levels since the mid-1940's (up by 7% in 1993 and 18% in 1992 but still below pre-1990 levels). A basic shift from wholesale distribution channels to retail channels has been developing over the last few years, a trend the Company believes will continue and will be beneficial to the Company because of strong product and brand-name recognition. Retail markets account for 20% of the total sales of the U.S. group. The growth of sales for the U.S. group was largely the result of increased export sales from the U.S. and to a lesser extent price increases on certain products, a more favorable sales mix, and a small increase in the growing retail channel business. The overall gain in the retail business was small because significant volume gains due to an expanding customer base were partly offset by the loss of an important customer.

     The operating loss for the U.S. group in 1993 was greater than that of the prior year. Despite higher sales, operating results were poorer primarily because of lower margins on both domestic and export sales, increased advertising costs and other expenses associated with expansion of the retail distribution channel, costs related to start-up and expansion of the low-water-volume toilet line (now mandated for new construction), and factory performance problems caused in part by the effects of fluctuating volumes. In addition, costs were incurred in business system re-engineering activities intended to improve customer service.

     Americas International and Far East Groups. Combined sales of the Americas International and Far East Groups, which accounted for approximately 23% of total Plumbing Products sales, increased 21% in 1993 (26% excluding the effects of foreign exchange). The sales gain was due primarily to the consolidation of Incesa (a previously unconsolidated group of Central American joint ventures) effective January 1, 1993, as a result of the purchase of additional shares of stock, and to higher volume and prices in Thailand, the PRC, the Philippines, and Brazil, offset partly by decreases in sales in Mexico, Canada, and Korea.

     Combined operating income of the Americas International and Far East Groups in 1993 increased 72% over the 1992 level. Gains were realized in all operations except Mexican chinaware operations, which were adversely affected by poor economic conditions and the uncertainty related to the North American Free Trade Agreement. The increase was primarily from higher prices and volumes in Brazil, Thailand, and the PRC, the consolidation of Incesa, and a smaller loss for Mexican fittings operations.

     1992 COMPARED WITH 1991. Sales of Plumbing Products, which accounted for approximately 31% of the Company's 1992 sales, increased by 15% in 1992 (14% excluding the effects of foreign exchange) to $1,170 million from $1,018 million in 1991. The improvement resulted from sales increases of 9% (7% excluding the effects of foreign exchange) for the European Plumbing Products Group, 21% for the U.S. Plumbing Products Group, 4% for the Americas International Group (7% excluding foreign exchange), and 101% for the Far East (98% excluding foreign exchange). Sales of the European group increased primarily because of increases in prices and volumes in Italy and Germany, partly offset by lower volume in France. The sales increase for the U.S. Plumbing Products Group reflected volume increases for products introduced in 1991 and, to a lesser extent, price increases on certain other products as well as an increase in the growing retail channel business. Sales increased for the Americas International group primarily because of higher prices and volume in Mexico and higher volume in Brazil, offset by declines in Canada, and for the Far East Group because of the consolidation in 1992 of the Thailand operations (previously an unconsolidated joint venture) and higher volume in China.

     In 1992 operating income of Plumbing Products increased 64% (56% excluding the effects of foreign exchange) to $108 million from $66 million in 1991 and the operating margin increased to 9.2% from 6.5%. The increase was attributable primarily to increased profitability for the European group on higher prices and volumes (especially in Italy and Germany). Results for the U.S. group, whose operations continued to be unprofitable as a result of the recession in the U.S. markets, improved because of higher prices and volumes. Operating profit of the Americas International and Far East Groups also improved as a result of gains in Mexico, Brazil, Korea and China, offset partly by lower profitability in Canada and the Philippines, both of which were affected by poor economies.

     European Plumbing Products Group. Sales of the European group, which accounted for approximately 57% of Plumbing Products sales for 1992, increased 9% in 1992 over 1991, 7% excluding the favorable effects of foreign exchange. The gain resulted primarily from price and volume increases, especially in Italy and Germany, offset partly by lower volume in France from declining demand and lower prices in England caused by a very poor market. In Italy sales were up 9%, with gains for most product lines in price, volume and market share; however, the market was trending down at year-end as the Italian government introduced economic measures to reduce the public deficit. The German market was stable in total but shifted to lower-value housing and economy products as eastern Germany became a bigger factor. The gains in Germany were the result of higher volumes and prices for brass fittings and luxury chinaware. European markets were down overall, particularly in the U.K. which continued in an economic slump; France, whose economy fell off significantly in the fourth quarter of 1992; and Greece, which has been in recession for three years. The new-construction markets in those three countries are in recession. The European group's strength has been sales in the replacement market, which more than made up for the effects of poor new-construction markets.

     Operating income for the European group increased 28% (23% excluding the effects of foreign exchange) primarily from the price and volume gains in Italy and Germany and higher margins on German brass operations resulting from improved manufacturing processes and cost containment, offset partly by lower profitability in France because of decreased volume and in the U.K. because of the recession. The recession continued to depress operating results in Greece.

     U.S. Plumbing Products Group. Sales of the U.S. group, which accounted for approximately 24% of total 1992 Plumbing Products sales, increased 21% in 1992. During 1992 the U.S. building industry continued to be severely affected by the low level of new construction, with non-residential construction down 5% from 1991 and with new residential construction recovering from the lowest levels since the mid-1940's (though up by 18%, it was still low in historical terms). The U.S. market for plumbing products was up an estimated 3% to 4%, with more than half the gain occurring in the replacement and remodeling markets, which accounts for about 60% of the total U.S. market. A basic shift from wholesale distribution channels to retail channels has been developing over the last few years, a trend the Company believes will continue and will be beneficial to the Company because of strong product and brand-name recognition. Retail markets accounted for 20% of the total sales of the U.S. group. The growth of sales for the U.S. group was largely a result of the strength of retail business (which had a significant increase in volume) and increased export sales from the U.S., together with smaller gains resulting from price increases and higher wholesaler distribution sales. Sales of AMERICAST(R) products more than doubled in 1992, and smaller volume gains were achieved for acrylic products, fixtures, and faucets.

     The operating loss for the U.S. group in 1992 was less than that of the prior year. The improvement was primarily due to price increases and secondarily to volume and margin gains (as a result of sourcing product from the Company's Latin American plants), offset partly by non-recurring costs related to implementation of improved manufacturing processes and the effects of a shift in overall sales mix from commercial and luxury to lower-margin products.

     Americas International and Far East Groups. Combined sales of the Americas International and Far East Groups, which accounted for approximately 19% of total Plumbing Products sales, increased 26% in 1992 (28% excluding the effects of foreign exchange). The sales gain was due primarily to the consolidation in 1992 of a previously unconsolidated joint venture in Thailand and to a lesser extent to price and volume increases in Mexico and Korea and higher volumes in Brazil, offset partly by lower sales in Canada, which continued to be adversely affected by severe recession.

     Combined operating income of the Americas International and Far East Groups in 1992 increased 134% over the 1991 level. Gains were realized in all operations except Canada and the Philippines, both of which were adversely affected by poor economies. The increase was primarily from price and volume gains in Mexico and Korea, higher volume and margins in Brazil, and higher volume in China.

  TRANSPORTATION PRODUCTS SEGMENT

                                                             YEAR ENDED DECEMBER 31,
                                                             -----------------------
                                                             1991     1992     1993
                                                             ----     ----     ----
                                                             (DOLLARS IN MILLIONS)
          SALES............................................  $741     $730     $563
          OPERATING INCOME.................................   121       88       41

     1993 COMPARED WITH 1992. Sales of Transportation Products, which accounted for 15% of the Company's 1993 sales, were $563 million, down 23% from $730 million in 1992 (16% excluding the effects of foreign exchange). The sales decrease was due primarily to a volume decline in Germany as a result of a 30% decrease in Western European truck and bus production, led by a 34% decline in Germany, and a 23% decrease in Western European trailer production. Volumes were also down in all other European countries in which Transportation Products has operations, although at the end of 1993 sales and order trends were upward. Volume in Brazil was slightly higher. Original equipment sales volume in Europe was down 22%, and aftermarket business was down 10%. These declines affected both conventional and electronic products.

     Operating income for Transportation Products in 1993 decreased 53% (50% excluding foreign exchange effects) to $41 million from $88 million in 1992, principally because of the lower sales and production volume and the inability to pass on material and labor cost increases in a very competitive, declining market. In response to reduced production levels, plant employment was reduced by 15%, the costs of which further depressed 1993 operating income. Those effects were partly offset by the favorable effects of cost improvements in manufacturing from Demand Flow implementation and reduced operating expenses.

     Despite the market downturn, significant progress was made during 1993 in obtaining market acceptance of electronically controlled air suspension systems for commercial vehicles and for antilock braking systems on trailers.

     1992 COMPARED WITH 1991. Sales of Transportation Products, which accounted for 19% of the Company's 1992 sales, were $730 million, down 1% from $741 million in 1991 (6% excluding the effects of foreign exchange). The sales decrease was due primarily to a volume decline in Germany as a result of a significant decrease in truck and bus production. Volumes were also down in nearly all other European countries in which Transportation Products has operations except the U.K. There was also a decline in prices of electronic control products, primarily as a result of industry cost reductions.

     Operating income for Transportation Products in 1992 decreased 27% (32% excluding foreign exchange effects) to $88 million from $121 million in 1991 (with the operating margin decreasing to 12.1% from 16.3%), principally because of the lower sales and production volume, lower prices, and increased spending for product engineering. Plant employment was kept in line with reduced production levels, but the costs associated with these reductions also depressed 1992 operating income. Those effects were partly offset by the favorable effects of cost reductions and increases in efficiency achieved in manufacturing operations.

CYCLICALITY; SEASONALITY

     American Standard's businesses are cyclical. Although the exposure of Air Conditioning Products and Plumbing Products to cyclicality in the new construction market is somewhat mitigated by their increasing emphasis on the service, repair and replacement markets (approximately 60% of their 1993 sales), which have been less cyclical, Air Conditioning Products' and Plumbing Products' sales to the new construction market continue to constitute a substantial portion of their sales (approximately 40% of their 1993 sales). The following table presents a summary of statistics on U.S. non-residential construction activity and housing starts for the years 1989 through 1994.

                        U.S. NON-RESIDENTIAL
                          CONTRACT AWARDS              % CHANGE         U.S. HOUSING STARTS         % CHANGE
                    (MILLIONS OF SQUARE FEET)(A)     YEAR TO YEAR     (THOUSANDS OF UNITS)(B)     YEAR TO YEAR
                    ----------------------------     ------------     -----------------------     ------------
1989..............              1,322                      -1%                 1,376                    -8%
1990..............              1,155                     -13%                 1,193                   -13%
1991..............                953                     -17%                 1,015                   -15%
1992..............                903                      -5%                 1,200                   +18%
1993..............                941                      +4%                 1,288                    +7%
1994(c)...........              1,098                     +17%                 1,444                   +12%

- ------------
(a) Source: F.W. Dodge Division, McGraw Hill, Inc.
(b) Source: U.S. Department of Commerce, Bureau of Census.
(c) Preliminary data.

     Transportation Products' sales are highly dependent on production levels of medium-sized and heavy trucks and buses, particularly in Europe, which have also been cyclical. The following table presents a summary of statistics on unit production of trucks, buses, and trailers in excess of six tons in Western Europe for the years 1989 through 1994 (units in thousands).

                        WESTERN EUROPE              % CHANGE          WESTERN EUROPE           % CHANGE
                  TRUCK AND BUS PRODUCTION(A)     YEAR TO YEAR     TRAILER PRODUCTION(A)     YEAR TO YEAR
                  ---------------------------     ------------     ---------------------     ------------
    1989........              395                       +4%                 132                    +9%
    1990........              355                      -10%                 134                    +2%
    1991........              363                       +2%                 146                    +9%
    1992........              323                      -11%                 121                   -17%
    1993........              227                      -30%                  93                   -23%
    1994(b).....              280                      +23%                 108                   +16%

- ------------
(a) Principal sources: Verband der Deutschen Automobilindustrie (Germany); Society of Motor Manufacturers and Traders (United Kingdom); and Chambre Syndicate des Constructeurs Automobiles (France).
(b) Preliminary data.

     Total Company sales tend to be seasonally higher in the second and third quarters of the year because a significant percentage of Air Conditioning Products' sales is attributable to residential and commercial construction activity, which is generally higher in the second and third quarters of the year, and because Summer is the peak season for sales of air conditioning products.

FINANCIAL REVIEW

  1993 COMPARED WITH 1992

     The Company's financing and corporate costs were $363 million and $352 million in 1993 and 1992, respectively. The principal causes of the increase were effects of year-to-year changes in foreign exchange transaction gains and losses, higher minority interest, lower equity income, higher accretion expense on postretirement benefits, and lower miscellaneous income. Interest expense, which accounted for most of these costs, decreased primarily because of lower overall interest rates on new debt issued as part of the Refinancing (described below), partly offset by additional interest expense as a result of the exchange of the 12 3/4% Junior Subordinated Debentures for the 12 3/4% Exchangeable Preferred Stock.

     The tax provision for 1993 was $36 million despite a pre-tax loss of $81 million, whereas in 1992 the tax provision was $5 million on a pre-tax loss from continuing operations of $52 million. The 1993 provision reflected taxes payable on profitable foreign operations and was higher than in 1992 primarily because no tax benefits were available on domestic losses. The unusual relationship between the pre-tax losses and the tax provision is explained by the nondeductibility for tax purposes of the amortization of goodwill and other purchase accounting adjustments and the share allocations made by the ESOP as well as by tax rate differences and withholding taxes on foreign earnings.

     As a result of the 1993 Refinancing there was an extraordinary charge of $92 million related to the debt retired (including call premiums, the write-off of deferred debt issuance costs, and loss on cancellation of foreign currency swap contracts) on which there was no tax benefit.

  1992 COMPARED WITH 1991

     The Company's financing and corporate costs were $352 million and $330 million in 1992 and 1991, respectively. The principal causes of the increase were year-to-year effects of changes in foreign exchange transaction gains and losses, higher minority interest, and lower miscellaneous income. Interest expense and accretion expense on postretirement benefits, which accounted for most of these costs, also increased.

     The tax provision for 1992 was $5 million despite a pre-tax loss of $52 million, whereas in 1991 the tax provision was $23 million on a pre-tax loss from continuing operations of $88 million. The 1992 provision reflected taxes payable on profitable foreign operations, partly offset by available domestic tax benefits. The 1992 provision was lower than in 1991 primarily because of lower pre-tax earnings in foreign operations. In 1992, the provision was also lower due to future income tax benefits resulting from carrybacks of foreign net operating losses and the existence of deferred tax credits which reverse in the carryforward period that is applicable to other foreign net operating losses. The unusual relationship between the pre-tax losses and the tax provision is explained by the nondeductibility for tax purposes of the amortization of goodwill and other purchase accounting adjustments and the share allocations made by the ESOP as well as by tax rate differences and withholding taxes on foreign earnings.

                                    BUSINESS

GENERAL

     American Standard is a globally-oriented manufacturer of high quality, brand-name products in three major product groups: air conditioning systems (55% of 1993 sales); bathroom and kitchen fixtures and fittings (30% of 1993 sales); and braking systems for medium-sized and heavy trucks, buses, trailers and utility vehicles (15% of 1993 sales). American Standard is a market leader in each of these business segments in the principal geographic areas in which it competes. The Company's brand names include TRANE(R) for air conditioning systems, AMERICAN-STANDARD(R), IDEAL-STANDARD(R) and STANDARD(R) for plumbing products and WABCO(R) for braking and related systems. The Company emphasizes technologically advanced products such as air conditioning systems that utilize energy-efficient compressors and environmentally-preferred refrigerants, water-saving plumbing products and commercial vehicle braking and related systems (including ABS) that utilize electronic controls. At September 30, 1994, American Standard had 94 manufacturing facilities in 32 countries.

     American Standard's business strategy is to promote growth in sales and operating income. Key elements of this strategy are:

        - INCREASE MARKET SHARES. The Company plans to increase the market shares of its products by developing, manufacturing and selling high quality, technologically advanced products and by providing superior customer service.

        - EXPAND SALES IN DEVELOPING MARKETS. The Company plans to build on its historical global presence by focusing a significant portion of its new business activities (principally through joint ventures in which the Company has operating control) in developing market areas with the potential for high economic growth and/or demand for the Company's products, such as the Far East, including the PRC, Latin America and Eastern Europe.

        - CONTINUE APPLICATION OF DEMAND FLOW. To build on its position as a leader in each of its industries, the Company plans to continue to apply Demand Flow to all its businesses. The Company's use of Demand Flow is designed to streamline processes, improve product quality, enhance customer service and reduce product cycle times, while improving efficiency, reducing working capital needs and lowering costs. Demand Flow, which the Company began to apply in 1990, has resulted in significant benefits.

OVERVIEW OF BUSINESS SEGMENTS

     American Standard operates three business segments: Air Conditioning Products, Plumbing Products and Transportation Products.

     AIR CONDITIONING PRODUCTS. American Standard is a leading U.S. manufacturer of air conditioning systems for both domestic and export sales, and also manufactures air conditioning systems outside the United States. Air Conditioning Products manufactures "applied" (custom engineered, site-assembled) and "unitary" (self-contained, factory-assembled) air conditioning systems that are sold primarily under the TRANE(R) name. Over one-half of Air Conditioning Products' sales in 1993 and the first nine months of 1994 was in the replacement, repair and service markets which have been less cyclical than the new residential and commercial construction markets. Air Conditioning Products' sales in these periods to the commercial and residential markets represented approximately 75% and 25%, respectively, of Air Conditioning Products' total sales. Management believes that Air Conditioning Products is well positioned for growth because of its high quality, brand-name products, significant existing market shares, the introduction of new product features such as electronic controls and environmentally-preferred refrigerants and the expansion of its broad distribution network.

     PLUMBING PRODUCTS. American Standard is a leading manufacturer in Europe and a number of other countries of bathroom and kitchen fixtures and fittings for the residential and commercial construction markets and retail sales channels. Plumbing Products manufactures and distributes its products under the AMERICAN-STANDARD(R), IDEAL-STANDARD(R) and STANDARD(R) names. Management believes that Plumbing Products is well positioned for growth due to the high quality of its brand-name products, significant existing market shares in a number of countries and the expansion of existing operations in developing market areas throughout the world (principally the Far East, Latin America and Eastern Europe).

     TRANSPORTATION PRODUCTS. Transportation Products is a leading manufacturer, primarily in Europe and Brazil, of brake and related systems for the commercial and utility vehicle industry. Its most important products are pneumatic braking systems and related electronic and other control systems (including antilock braking systems) marketed under the WABCO(R) name for medium-size and heavy trucks, tractors, buses, trailers and utility vehicles. American Standard supplies vehicle manufacturers such as Mercedes-Benz, Volvo, Iveco (Fiat), RVI (Renault) and Rover. Management believes that Transportation Products is well positioned to benefit from improved market conditions in Europe and Brazil and increasing demand in a number of markets (including the U.S. commercial and utility vehicle markets) for ABS and other sophisticated electronic control systems, as well as from the technological advances embodied in the Company's products and its close relationships with a number of vehicle manufacturers.

STRATEGY

  GLOBALIZATION

     American Standard has historically had a significant global presence. One of its major strategic objectives is to continue to expand that presence through the growth of existing operations and the establishment of new operations in developing market areas in the Far East, Latin America and Eastern Europe. The Company often uses joint ventures with local manufacturing and distribution partners to facilitate risk sharing and to allow the Company to benefit from the additional expertise of local market participants.

     Air Conditioning Products plans to continue to expand its operations in the Far East, Latin America and Europe. It has recently established a joint venture in Australia and is establishing joint ventures in the People's Republic of China ("PRC"). Air Conditioning Products also recently expanded its sales forces in the Far East and Latin America.

     Plumbing Products entered new markets through joint ventures in Eastern Europe, Spain and Portugal and is continuing to expand using this approach. Plumbing Products is significantly expanding its operations in the PRC through its affiliate ASPPL, to which American Standard is obligated to contribute $10 million and has contributed an operation valued at $20 million for an initial ownership position of 27% with effective control over day-to-day operations. In April 1994, ASPPL received other capital commitments of $82.5 million. As of December 15, 1994, ASPPL had drawn down approximately $6.7 million of American Standard's $10 million capital commitment and approximately $55 million of the capital commitments of its other investors. ASPPL is expanding its operations to Beijing, Tianjin, Shanghai and Guangzhou in order to provide a full product line of fixtures, fittings, and bathtubs throughout the PRC market. ASPPL has entered into six joint ventures with local business concerns which, together with one wholly-owned operation, have received business licenses from Chinese government authorities. These include two chinaware manufacturing facilities currently under construction, an existing chinaware manufacturing facility being expanded and two operating fittings plants and two operating steel tub factories. The Company's ownership interest in ASPPL will increase over time to up to 51% of the equity of ASPPL through mandatory reinvestment of royalties and management fees in additional ASPPL shares.

     Transportation Products, headquartered in Europe, has recently acquired a business in Spain, is in the process of establishing joint ventures in the PRC and Eastern Europe, and plans to expand its existing joint ventures in Japan and the United States.

  DEMAND FLOW TECHNOLOGY

     To build on its position as a leader in each of its industries and to increase sales and operating income American Standard began in 1990 to apply Demand Flow methods to all its businesses. Under Demand Flow, products are produced as and when required by the customer, the production process is streamlined, and quality control is integrated into each step of the manufacturing process. The benefits of Demand Flow include better customer service, quicker response to changing market needs, improved quality control, higher productivity, increased inventory turnover rates and reduced requirements for working capital and manufacturing and warehouse space.

     As part of American Standard's strategy to integrate Demand Flow into all of its operations, over 70% of American Standard's 38,500 employees worldwide had been trained in Demand Flow as of September 30, 1994. Demand Flow has been implemented in substantially all of American Standard's production facilities. In addition, American Standard is implementing Demand Flow methods in its acquired operations such as Perrot. American Standard is also applying Demand Flow to administrative functions and is re-engineering its organizational structure to manage its businesses based on processes instead of functions.

     American Standard believes that its implementation of Demand Flow methods has achieved significant benefits. Product cycle time (the time from the beginning of the manufacturing of a product to its completion) has been reduced and, on average, inventory turnover rates have more than doubled. Principally as a result of the implementation of Demand Flow, American Standard has achieved an aggregate $251 million reduction in inventories for the years 1990 through 1993. American Standard further believes that as a result of the introduction of Demand Flow, employee productivity has risen significantly and customer service has improved, and without reducing production capacity the Company has been able to free more than three million square feet of manufacturing and warehouse space, allowing for expansion, plant consolidation, or other uses.

AIR CONDITIONING PRODUCTS SEGMENT

     Air Conditioning Products began with the 1984 acquisition by the Company of The Trane Company, a manufacturer and distributor of air conditioning products since 1913. Air conditioning products are sold primarily under the TRANE(R) name. In 1993 Air Conditioning Products, with revenues of $2,100 million, accounted for approximately 55% of the Company's sales and 47% of its operating income. Air Conditioning Products derived approximately 15% of its sales in 1993 from operations outside the United States and over half from the replacement, repair, and service markets, which in general are less cyclical than the new residential and commercial construction market.

     Air Conditioning Products manufactures three general types of air conditioning systems. The first, called "unitary," which is sold for residential and commercial applications, is a factory-assembled central air conditioning system which generally encloses in one or two units all the components to cool or heat, clean, dehumidify or humidify, and move air. The second, called "applied," is typically custom-engineered for commercial use and involves field installation of several different components of the air conditioning system. Trane is a world leader in both unitary and applied air conditioning products. The third type, called "mini-split," is a small unitary air conditioning system, generally for residential use, which operates without air ducts. Air Conditioning Products manufactures and distributes mini-split units, principally in the Far East and Europe.

     Product and marketing programs have been, and are being, developed to increase penetration in the growing replacement, repair, and servicing businesses, in which margins are higher than on sales of original equipment. Much of the equipment sold in the fast-growing air conditioning markets of the 1960's and 1970's is reaching the end of its useful life. Also, equipment sold in the 1980's is likely to be replaced earlier than originally expected with higher-efficiency products recently developed to meet required efficiency standards and to capitalize on the availability of environmentally-preferred refrigerants.

     In May 1994 a subsidiary of the Company, Standard Compressors Inc., concluded the final arrangements for a partnership formed in December 1993 with Heatcraft Technologies Inc., a subsidiary of Lennox International Inc., for the manufacture of compressors for use in air conditioning and refrigeration equipment. Each partner has a 50% interest in the partnership, called Alliance Compressors, which initially will manufacture reciprocating compressors in a section of the Company's existing facility in Tyler, Texas. Construction of a new facility in Natchitoches, Louisiana, for the manufacture of a newly developed scroll compressor for use primarily in residential air conditioners is expected to begin in 1995, with startup scheduled for early 1996. In connection with this arrangement, American Standard received $22.5 million, of which $8 million was for assets transferred and $14.5 million for an initial preferred distribution. American Standard will receive two additional payments of $10 million each, dependent upon achieving technological and manufacturing milestones in the development of the new scroll compressor.

     Many of the products manufactured by Air Conditioning Products utilize CFCs and HCFCs as refrigerants. Various federal and state laws and regulations, principally the 1990 Clean Air Act Amendments, require the eventual phase-out of the production and use of these chemicals because of their possible deleterious effect on the earth's ozone layer if released into the atmosphere. Phase-in of substitute refrigerants will require replacement or modification of much of the air conditioning equipment already installed, which management believes will present a new market opportunity. In order to ensure that the Company's products will be compatible with the substitute refrigerants, Air Conditioning Products has been working closely with the manufacturers that are developing substitutes for those refrigerants to be phased out. Air Conditioning Products has incurred and will continue to incur research and development costs in this effort. These costs and the substitution of alternative refrigerants are not expected to have a material adverse impact on Air Conditioning Products. See
"-- General -- Regulations and Environmental Matters."

     Various federal and state statutes, including the National Appliance Energy Conservation Act of 1987, as amended, impose energy efficiency standards for certain of the Company's unitary air conditioning products. Although the Company has been able to meet or exceed such standards to date, stricter standards in the future could require substantial research and development expense and capital expenditures to maintain compliance.

     At September 30, 1994 Air Conditioning Products had 28 manufacturing plants in 8 countries, employing 16,600 people.

     Air Conditioning Products comprises three operating groups: Unitary Products, Commercial Systems, and International.

  UNITARY PRODUCTS GROUP

     Unitary Products, which accounted for approximately 42% of Air Conditioning Products' 1993 sales, manufactures and distributes products for commercial and residential unitary applications in the United States. This group benefits the most from the growth of the replacement market for residential and commercial air conditioning systems. Other major suppliers in the unitary market are Carrier, Intercity Products, Rheem, and Lennox.

     Commercial unitary products range from 2 to 120 tons and also include combinations of air conditioners, heat pumps, and gas furnaces, along with variable-air-volume equipment and integrated control systems. Typical applications are in retail stores, small-to-medium-size office buildings, manufacturing plants, restaurants, and commercial buildings located in office parks and strip malls. These products are sold through 81 commercial sales offices in 121 locations.

Residential central air conditioning products range from 1 to 5 tons and include air conditioners, heat pumps, air handlers, furnaces, and coils. These products are sold through independent wholesale distributors and Company-owned sales offices in over 250 locations to dealers and contractors who sell and install the equipment.

     During 1994 the Unitary Products Group successfully introduced several new products, including a new line of outdoor condensing units for the AMERICAN-STANDARD(R) brand; a new furnace line; micro-electronic controlled large rooftop units, rooftop units with special features that appeal to national accounts; and a large rooftop line (27.5 tons to 50 tons).

     The Company also markets an AMERICAN-STANDARD(R) brand name product to serve distributors who typically carry other products in addition to air conditioning products.

  COMMERCIAL SYSTEMS GROUP

     Commercial Systems, which accounted for approximately 37% of Air Conditioning Products' 1993 sales, manufactures and distributes products in the United States for sale in the U.S. and Canada for air conditioning applications in larger commercial, industrial, and institutional buildings. Other major suppliers of commercial systems are Carrier, York, and McQuay.

     Commercial Systems distributes its products through 100 sales offices. Thirty of these offices are Company-owned and 70 are franchised. In 1993 the Company acquired the franchises in New York City; Birmingham, Alabama; and Columbia, South Carolina. In 1994 the Company acquired the Toronto, Canada, and St. Louis, Missouri offices. In 1995 the Company has acquired the Albany, New York office and expects to continue to acquire major sales offices from its franchisees.

     Over the last few years Commercial Systems has added additional aftermarket business activities, such as emergency rentals of air conditioning equipment. Also, the group has expanded its line to include components for converting installed centrifugal chiller products to use more environmentally-preferred refrigerants.

     During 1993 and 1994 the Company successfully introduced a number of new products such as the high-efficiency centrifugal chiller, expanded air cooled series R chiller line, and the new fan coil line. Integrated Comfort Systems continue to grow as a percentage of total sales. Indoor air quality is emerging as a significant new application to be served by the Company's products and services.

  INTERNATIONAL GROUP

     The International Group, which accounted for approximately 21% of Air Conditioning Products' 1993 sales, manufactures applied and unitary products in foreign facilities operated by subsidiaries and joint ventures and exports many of the products manufactured in the United States by the Unitary Products and Commercial Systems Groups.

     Air Conditioning Products expects to continue the expansion of its presence outside the U.S. In France, in addition to its plants in Epinal and Charmes, in late 1991 the group opened a plant in Mirecourt to build mini-splits and air moving products known as fan coils utilizing Demand Flow technology. The fan coil line is tailored to the European market, and the mini-split products are being sold in Europe, the Middle East, and the Far East. An operation was opened in 1992 in Colchester, U.K., to provide large air handling products to the U.K. Like the Commercial Systems Group, the International Group has an extensive network of sales and service agencies, both Company-owned and franchised, to provide maintenance and warranty service for its equipment installed around the world. In 1992 a joint venture in Egypt commenced operations.

     The Company has increased its presence in Asia by expanding its operations in Malaysia, purchasing an air conditioning manufacturing and distribution firm in Taiwan in 1990, and entering into a sales and manufacturing joint venture in Thailand in 1991. The Company has recently established a joint venture in Australia and is establishing joint ventures in the PRC. An important new product for the Far East markets, which went into production in 1992 in Malaysia, was a double-walled air handler designed for ease of manufacture and compatibility with the Demand Flow process.

PLUMBING PRODUCTS SEGMENT

     Plumbing Products manufactures and distributes bathroom and kitchen fixtures and fittings primarily under the IDEAL-STANDARD(R), AMERICAN-STANDARD(R), and STANDARD(R) names. In 1993 Plumbing Products, with revenues of $1,167 million, accounted for 30% of the Company's sales and 38% of its operating income. Plumbing Products derived approximately 74% of its total 1993 sales from operations outside the United States.

     Approximately 53% of Plumbing Products' sales consists of vitreous china fixtures, 26% consists of fittings (typically brass), 7% consists of bathtubs, and the remainder consists of related plumbing products. Throughout the world these products are generally sold through wholesalers and distributors and installed by plumbers and contractors. In the United States sales through the retail channel have continued to grow and accounted for approximately 20% of U.S. Plumbing Products' sales in 1993. In total the residential market accounts for approximately 75% of Plumbing Products' sales, with the commercial and industrial markets providing the remaining 25%.

     Plumbing Products operates through three primary geographic groups:
European Plumbing Products, the Americas Group (comprising U.S. Plumbing Products and Americas International), and the Far East Group. Plumbing Products' fittings operations are organized as the Worldwide Fittings Group, which has primary responsibility for faucet technology, product development, and manufacturing, with manufacturing facilities in Europe, the U.S., and Mexico. Worldwide Fittings sales and operating results are reported in the three primary geographic groups within which it operates.

     European Plumbing Products, which sells products primarily under the brand name IDEAL-STANDARD(R), manufactures and distributes bathroom and kitchen fixtures and fittings through subsidiaries or joint ventures in Germany, Italy, France, England, Greece, the Czech Republic, Bulgaria, Spain, Portugal, and Egypt. In 1991 the Company purchased 32% of Etablissements Porcher ("Porcher"), a leading French manufacturer and distributor of plumbing products with manufacturing facilities for ceramic fixtures, cast iron and acrylic bathtubs, brass fittings, and plastic components in seven locations and with company-owned distribution outlets throughout France.

     U.S. Plumbing manufactures bathroom and kitchen fixtures and fittings, selling under the brand names AMERICAN-STANDARD(R) and STANDARD(R) in the United States. Americas International manufactures bathroom and kitchen fixtures and fittings, selling under the names AMERICAN-STANDARD(R), IDEAL-STANDARD(R), and STANDARD(R), through its wholly owned operations in Mexico, Canada, and Brazil and its majority-owned subsidiaries in Central America.

     The Far East Group manufactures bathroom and kitchen fixtures and fittings, selling under the names AMERICAN-STANDARD(R), IDEAL-STANDARD(R), and STANDARD(R) through its wholly owned operations in South Korea, its majority-owned operations in Thailand and the Philippines, and its manufacturing joint venture in Indonesia. The Company is also significantly expanding its operations in the PRC. See "-- Globalization".

     The market for the Company's plumbing products is divided into the replacement and remodeling market and the new construction market. The replacement and remodeling market accounts for about 60% of the European and U.S. groups' sales but only about 40% of the sales of the Far East group, for which new construction is more important. In the United States and Europe the replacement and remodeling market has historically been more stable than the new construction market and has shown moderate growth over the past several years. The new construction market has generally been declining in Europe in recent years. In the U.S. it hit its recent low in early 1991 but had some recovery in 1992, 1993 and 1994. The new construction market, in which the product selection is made by builders or contractors, is more price-competitive and volume-oriented than the replacement and remodeling market. In the replacement and remodeling market consumers make the model selection, and, therefore, this market is more responsive to quality and design than price, making it the principal market for higher-margin luxury products. Although management believes it must continue to offer a full line of fixtures and fittings in order to support its distribution system, Plumbing Products' current strategy is to focus on increasing its sales of higher-margin products in the middle and upper segments of both the remodeling and new construction markets.

     Plumbing Products also has continued its programs to expand its presence in high-quality showrooms and showplaces featuring its higher-end products in certain major countries. These programs, along with expanded sales training activities, have enhanced the image of the Company's products with interior designers, decorators, consumers and plumbers.

     In the United States a Retail Division has been established to focus on the unique needs of the growing mass retail home center industry, using products sourced from several of the Company's manufacturing locations throughout the Americas. This market channel accounted for about 20% of U.S. Plumbings' sales in 1993, and this proportion is expected to grow.

     In an effort to capture a larger share of the replacement and remodeling market, over the last few years Plumbing Products has introduced a variety of new products designed to suit customer tastes in particular countries. New offerings include additional colors and ensembles, bathroom suites from internationally known designers, and electronically controlled products. Faucet technology is centered on anti-leak, anti-scald and other features to meet emerging consumer and legislative requirements.

     Water-saving fixtures and fittings have been a major focus of Plumbing Products for the past several years, particularly in light of recent water shortages experienced in a number of areas of the U.S. The Company produces one of the most extensive lines of water-saving fixtures available in the United States. Manufacture of water-saving toilets was mandated for residential use by federal law commencing in January 1994 and for commercial use in January 1997.

     Many of the Company's bathtubs are made from a proprietary porcelain on metal composite, AMERICAST(R), which has gained an increasing share of the worldwide market. Products made from the composite AMERICAST(R) have the durability of cast iron with only one-half the weight and are characterized by improved resistance to breaking and chipping. AMERICAST(R) products are easier to ship, handle, and install and are less expensive to produce than cast iron products. Use of this advanced composite was extended to kitchen sinks, bathroom lavatories and acrylic surfaced products during 1991 and 1992. In addition, new techniques are being applied at all principal stages of production, including CAD/CAM for mold-making; computer-controlled casting, drying and spraying; and state-of-the-art kilns as well as faster ceramic molding techniques.

     At September 30, 1994, Plumbing Products employed approximately 16,200 people and, including affiliated companies, had 52 manufacturing plants in 22 countries.

     In the U.S. Plumbing Products has several important competitors, including Kohler Company and Masco Corporation in selected product lines. There are also important competitors in foreign markets, for the most part operating nationally. Friederich Grohe GmbH, the major manufacturer of fittings in Europe, is a pan-European competitor. In Europe Villeroy Boch and Sanitec are the major fixtures competitors, and in the Far East Toto is the major competitor.

TRANSPORTATION PRODUCTS SEGMENT

     Transportation Products manufactures air brake and related systems for the commercial vehicle industry in Europe and Brazil and markets under the WABCO(R) name. Transportation Products' most important products are pneumatic braking systems and related electronic control and other systems and components (including ABS) for medium-size and heavy trucks, tractors, buses, trailers and utility vehicles. In 1993 Transportation Products, with sales of $563 million, accounted for 15% of the Company's sales and 15% of its operating income. The Company believes that Transportation Products is a worldwide technological leader in the heavy truck and bus braking industry. Electronic controls, first introduced in ABS in the early 1980's, are increasingly applied in other systems sold to the commercial vehicle industry.

     The Company's transportation products are sold directly to vehicle and component manufacturers. Spare parts are sold through both original equipment manufacturers and an independent distribution network. Although the business is not dependent on a single or related group of customers, sales of truck braking systems are dependent on the demand for heavy trucks. Some of the Company's important customers are Mercedes-Benz, Volvo, Iveco (Fiat), RVI (Renault) and Rover. Principal competitors are Knorr, Robert Bosch, and Bendix.

     The European market for new trucks, buses, trailers, and replacement parts declined significantly in 1992 and 1993. Despite the decline in the replacement market, Transportation Products' share of sales to that market increased. European legislation mandating the phase-in of ABS beginning in 1991 has had a positive impact on sales and is expected to continue to do so. The Brazilian market recovered somewhat in 1993 after declining in 1992 because of political and economic uncertainties.

     The WABCO(R) ABS system, which the Company believes leads the market, has been installed in over 550,000 heavy trucks, buses, and trailers in Europe since 1981. Annual sales volume has significantly increased in recent years to approximately 120,000 units in 1993. The Company believes this volume increased in 1994. In addition, Transportation Products has developed electronically controlled pneumatic gearshifting systems, electronically controlled air suspension systems, and automatic climate-control and door-control systems for the commercial vehicle industry. These systems have resulted in greater sales per vehicle for Transportation Products. Significant progress was made in 1992 and 1993 in market acceptance of electronically controlled systems. New products under development are an advanced electronic braking system and additional electronic drive line control systems. In addition, Transportation Products has developed and implemented an electronic data interchange system, which links certain customers directly to Transportation Products' information systems, providing timely, accurate information and just-in-time delivery to the customer.

     Transportation Products and affiliated companies have 14 manufacturing facilities and 7 sales organizations with operations in 17 countries. Principal manufacturing operations are in Germany, France, the United Kingdom, and Brazil. Transportation Products has joint ventures in the United States with Rockwell International (Rockwell WABCO), in Japan with Sanwa Seiki (SANWAB), and in India with TVS Group (Clayton Sundaram). There is also a licensee in the PRC.

     In January 1994 the Company acquired Perrot, a German brake manufacturer. Through this acquisition the Company will be able to offer complete brake systems for trucks, buses and trailers, especially in the important and growing air-disc brake business.

     Since 1991 ABS for commercial vehicles have been gaining acceptance in the United States and Japan, where Transportation Products participates through its joint venture operations. Rockwell WABCO is now a supplier of WABCO systems to Freightliner, Mack, Volvo-GM, Kenworth, Peterbilt, and other vehicle manufacturers in North America. SANWAB supplies Hino, Nissan and trailer manufacturers in Japan. In most European countries, ABS has become mandatory for commercial vehicles. Should legislation or regulations making ABS mandatory become effective in the United States or other countries, Transportation Products is, it believes, in a good position to take advantage of the opportunity.

     At September 30, 1994, Transportation Products employed approximately 5,600 people.

GENERAL

  RAW MATERIALS

     The Company purchases a broad range of materials and components throughout the world in connection with its manufacturing activities. Major items include steel, copper tubing, aluminum, ferrous and nonferrous castings, clays, motors, and electronics. The ability of the Company's suppliers to meet performance and quality specifications and delivery schedules is important to its operations. The Company is working closely with its suppliers to integrate them into the Demand Flow manufacturing process by developing with them just-in-time supply delivery schedules to coordinate with the Company's customer demand and delivery schedules. The Company expects this closer working relationship to result in better control of inventory quantities and quality and lower related overhead and working capital costs. The energy and materials required for its manufacturing operations have been readily available, and the Company does not foresee any significant shortages.

  PATENTS, LICENSES AND TRADEMARKS

     The Company's operations are not dependent to any significant extent upon any single or related group of patents, licenses, franchises or concessions. The Company's operations also are not dependent upon any single trademark, although some trademarks are identified with a number of the Company's products and services and are of importance in the sale and marketing of such products and services. Some of the more important of the Company's trademarks are:

BUSINESS SEGMENT              TRADEMARK
- ----------------              ---------
Air Conditioning Products     TRANE(R)
                              AMERICAN-STANDARD(R)

Plumbing Products             AMERICAN-STANDARD(R)
                              IDEAL-STANDARD(R)
                              STANDARD(R)

Transportation Products       WABCO(R)
                              WABCO
                              WESTINGHOUSE(R)
                              CLAYTON DEWANDRE
                              PERROT

     The Company from time to time has granted patent licenses to, and has licensed technology from, other parties.

  RESEARCH AND PRODUCT DEVELOPMENT

     The Company incurred costs of approximately $36 million in 1991, $40 million in 1992, $43 million in 1993 and $30 million for the nine months ended September 30, 1994 on research activities and product development and improvement. These expenditures were incurred primarily by Transportation Products and Air Conditioning Products. Transportation Products, which expended the largest amount, has conducted research and development in recent years on advanced electronic braking systems, heavy-duty disc brake systems, and additional electronic control systems for commercial vehicles. Air Conditioning Products' research and development expenditures were primarily related to alternative, environmentally-preferred refrigerants, compressors, heat transfer surfaces, air flow technology, acoustics and micro-electronic controls. Any amount spent on customer sponsored research and development activities in these periods was insignificant.

  REGULATIONS AND ENVIRONMENTAL MATTERS

     The Company's U.S. operations are subject to federal, state and local environmental laws and regulations that impose limitations on the discharge of pollutants into the air, water and soil and establish standards for the treatment, storage and disposal of solid and hazardous wastes. A number of the Company's plants are in the process of making changes or modifications to comply with such laws and regulations as well as undertaking response actions to address soil, and groundwater issues at certain of its facilities. The Company is a party to a number of remedial actions under various federal and state environmental laws and regulations that impose liability on companies to clean up, or contribute to the cost of cleaning up, sites at which hazardous wastes or materials were disposed or released, including approximately 30 proceedings under the Comprehensive Environmental Response, Compensation and Liability Act and similar state statutes in which the Company has been named a potentially responsible party or a third party by a potentially responsible party. Expenditures in 1992, 1993 and the first nine months of 1994 to evaluate and remediate such sites were not material. On the basis of the Company's historical experience and information currently available, the Company believes that these environmental actions will not have a material adverse effect on its financial condition, results of operations or liquidity.

     Additional sites may be identified for environmental remediation in the future, including properties previously transferred by the Company and with respect to which the Company may have contractual indemnification obligations. The Company cannot estimate at this time the ultimate aggregate costs of all remedial actions because of (a) uncertainties surrounding the nature and application of environmental regulations, (b) the Company's lack of information about additional sites at which it may be listed as a potentially responsible party, (c) the level of clean-up that may be required at specific sites and choices concerning the technologies to be applied in corrective actions, (d) the number of contributors and the financial capacity of others to contribute to the cost of remediation at specific sites and (e) the time periods over which remediation may occur.

     On May 31, 1994, the Company's Salem, Ohio plant received a Request for Information Pursuant to the Clean Air Act from the U.S. Environmental Protection Agency (Region 5). This request was fully complied with by July 22, 1994. During the development of the response, American Standard noted several questions concerning the status of certain air sources. On August 2, 1994, American Standard Inc. proposed to enter a consensual "Findings and Orders" with the Ohio Environmental Protection Agency to resolve these questions. The potential for and amount of any penalties is uncertain. However, the Company does not expect that these matters will result in material liabilities.

     The Company's international operations are also subject to various environmental statutes and regulations. Generally, these requirements tend to be no more restrictive than those in effect in the United States. The Company believes it is in substantial compliance with such existing domestic and foreign environmental statutes and regulations.

     Although there is currently no federal standard for lead discharge into drinking water, the Federal Safe Drinking Water Act imposes a limit on the lead content of plumbing fittings of 8% by weight. In addition, the U.S. Environmental Protection Agency is considering proposing a maximum federal standard of approximately 11 to 15 parts per billion of lead leachate from faucets in drinking water.

     On December 15, 1992 the Company, along with 15 other major manufacturers of plumbing fittings, was sued in the Superior Court of the State of California, County of San Francisco by the State of California. The same companies were sued in a companion case, filed the same day, by the Natural Resources Defense Council and a second environmental group. In each case plaintiffs sought injunctive relief, civil penalties and compensatory damages, alleging, inter alia, that faucets sold by the parties discharged lead into drinking water in excess of minimum standards allegedly established by Proposition 65. Pursuant to Proposition 65, a discharge of lead into a source of drinking water in excess of
0.5 micrograms per day is prohibited, although the State of California has not yet established any methodology for measuring this discharge. The Company believes that the lead limitations should not apply to faucets because faucets are not a "source" of drinking water as contemplated by the legislation (e.g., reservoirs, streams, etc.). The suits also claim that warnings provided with the fittings relating to such lead discharge are inadequate. Although most of the Company's fittings contain and discharge some amount of lead, the lead content of the

Company's fittings is one of the lowest in the industry, and all of the Company's fittings will fall below the proposed federal discharge standard and fall below the current federal weight standards mentioned above. The Company believes its exposure in the California suits is minimal, if any. The Company also believes that its low-lead fittings and its continuing efforts to further reduce lead content will afford the Company a competitive edge. The discharge claim in the State's case has been dismissed and has been appealed.

     In September 1987 the United States became a signatory to an international agreement known as the Montreal Protocol on Substances that Deplete the Ozone Layer (the "Montreal Protocol"). The Montreal Protocol requires its signatories to reduce production and consumption of CFCs. In November 1992 the Montreal Protocol was amended in Copenhagen, Denmark, to phase out all except critical uses of CFCs by January 1, 1996, and to limit consumption of HCFCs beginning in 1996 and phase them out completely by 2030. In 1988 the EPA issued regulations implementing the Montreal Protocol in the United States. Mexico, the Federal Republic of Germany, the United Kingdom, France and other countries have also become signatories to the Montreal Protocol. The manner in which these countries implement the Montreal Protocol and regulate CFCs could differ from the approach taken in the United States.

     The 1990 Clean Air Act Amendments (the "CAAA") implement the Montreal Protocol by establishing a program for limiting the production and use of CFCs and other ozone-depleting chemicals. Under the CAAA the production and consumption of "Class I substances," including CFCs, are being phased out, and most are currently scheduled to be banned completely by 1996.

     The EPA has taken final action to totally phase out production of CFCs by 1996 and phase out production of the long-lived HCFCs, such as HCFC-22, for use in new equipment by 2010 and totally by 2020, while adopting the current CAAA schedule for the short-lived HCFCs, such as HCFC-123, by phasing them out for use in new equipment by 2020 and completely out of production in 2030.

     The Company derived significant revenues in 1993 and prior years from sales of air conditioning products utilizing Class I substances, particularly CFC-11. However, the more recent versions of these products are designed to operate with substitute short-lived Class II substances, such as HCFC-123, which, the Company believes, under current proposals is not likely to be subject to a phase-out accelerated from the 2020/2030 schedule of the CAAA, or with refrigerants that do not affect ozone and are not regulated at all. Beginning with orders accepted after January 1, 1993, Air Conditioning Products ceased selling CFC-11 with any of its products.

     The Company continues to derive substantial revenues from servicing and repairing installed equipment that uses Class I substances. The emissions from servicing and repairing of equipment that uses Class I substances were regulated by the EPA beginning in mid-1993, although the Company does not expect these regulations to have a material adverse effect on its financial condition or results of operations. The Company believes that these regulations will have the effect of generating additional product sales and parts and service revenues, as existing air conditioning equipment operating on CFCs is converted to operate on environmentally-preferred refrigerants or replaced, although this is likely to happen only over a number of years and the Company is unable to estimate the magnitude or timing of such additional conversion or replacements. In addition, the Company currently offers a number of products that improve the operation of existing installed equipment using alternative refrigerants.

     Prior to the effectiveness of any prohibition on use of Class I or Class II substances it will be necessary for the Company and its competitors to address the need to substitute permitted refrigerants for the Class I and Class II substances used in their products. Adoption of the new refrigerants will require replacement or modification of much of the air conditioning equipment already installed. The Company has been working closely with the manufacturers of refrigerants that are developing substitutes for the CFCs and HCFCs to be phased out in order to ensure that its products will be compatible with the substitutes. Although the Company believes that its commercial products will not require substantial modification to use substitutes, residential and light commercial products produced by the Company and its competitors may require modification for substitute refrigerants. The costs of the substitution of alternative refrigerants are industrywide product modification costs that are expected to be reflected in product pricing and accordingly are not expected to have a material adverse impact on the Company.

     Various federal and state statutes, including the National Appliance Energy Conservation Act of 1987, as amended, impose energy efficiency standards for certain of the Company's unitary air conditioning products. Although the Company has been able to meet or exceed such standards to date, stricter standards in the future could require substantial research and development expense and capital expenditures to maintain compliance.

PROPERTIES

     At September 30, 1994 the Company conducted its manufacturing activities through 94 plants in 32 countries, of which the principal ones are as follows:

BUSINESS SEGMENT          LOCATION                  MAJOR PRODUCTS MANUFACTURED AT LOCATION
- ----------------          --------                  ---------------------------------------
Air Conditioning          Clarksville, TN           Commercial unitary air conditioning
  Products                Fort Smith, AK            Commercial unitary air conditioning systems
                          La Crosse, WI             Applied air conditioning systems
                          Lexington, KY             Air handling products
                          Macon, GA                 Commercial air conditioning systems
                          Pueblo, CO                Applied air conditioning systems
                          Rushville, IN             Air handling products
                          Trenton, NJ               Residential gas furnaces and air handlers
                          Tyler, TX                 Residential air conditioning
                          Waco, TX                  Water source heat pumps and air handling
                                                      products
                          Charmes, France           Applied air conditioning systems
                          Epinal, France            Applied air conditioning systems
                          Mirecourt, France         Mini-splits and air handling products

Plumbing Products         Salem, OH                 Enameled-steel fixtures and acrylic bathtubs
                          Tiffin, OH                Vitreous china
                          Trenton, NJ               Vitreous china
                          Toronto, Canada           Vitreous china and enameled-steel fixtures
                          Hull, England             Vitreous china and acrylic bathtubs
                          Middlewich, England       Vitreous china
                          Dole, France              Vitreous china and acrylic bathtubs
                          Neuss, Germany            Vitreous china
                          Wittlich, Germany         Brass plumbing fittings
                          Orcenico, Italy           Vitreous china
                          Brescia, Italy            Vitreous china
                          Mexico City, Mexico       Vitreous china, water heaters
                          Monterrey, Mexico         Brass plumbing fittings
                          Bangkok, Thailand         Vitreous china
                          Seoul, South Korea        Brass plumbing fittings
                          Manila, Philippines       Vitreous china

Transportation            Campinas, Brazil          Braking equipment
  Products                Leeds, England            Braking equipment
                          Claye-Souilly, France     Braking equipment
                          Hanover, Germany          Braking equipment
                          Mannheim, Germany         Foundation brakes

     Except for the properties located in Mirecourt, France and Manila, Philippines, all of the plants described above are owned by the Company or a subsidiary. The properties listed above located in the United States, Canada, and the U.K. are subject to mortgages securing the Company's obligations under the Existing Credit Agreement. The Company is obligated to mortgage the properties listed above located in France (other than the property located in Mirecourt) to secure certain obligations under the Existing Credit Agreement and related documents. In addition, to the extent required by the respective indentures pursuant to which certain debt securities of American Standard Inc., were issued, the obligations of American Standard Inc. under such debt instruments are secured by mortgages on principal U.S. properties equally and ratably with indebtedness under the Existing Credit Agreement and certain related indebtedness. See "Certain Indebtedness". Through joint ventures, the Company participates in the operation (or is in the process of constructing) up to seven plants in the PRC, and operates one plant in each of Indonesia and India. The Company considers that its properties are generally in good condition, are well maintained, and are generally suitable and adequate to carry on the Company's business.

     In 1994 several Air Conditioning Products' plants operated near capacity and others operated moderately below capacity. In 1993 Air Conditioning Products' plants, both in the United States and abroad, operated at satisfactory levels of utilization which overall were moderately below capacity.

     In 1994 Plumbing Products' plants outside the United States operated at levels of utilization which varied from country to country but overall were satisfactory. Potteries (plants which produce vitreous china goods) located in the United States also operated at levels which management believes to be satisfactory, while other domestic facilities operated well below capacity in 1993.

     Transportation Products' plants generally operated moderately below capacity in 1994 but above 1993 levels, which were significantly below capacity.

EMPLOYEES

     The Company employed approximately 38,500 people (excluding employees of unconsolidated joint venture companies) at September 30, 1994. The Company has a total of 18 labor union contracts in North America (covering approximately 8,500 employees), one of which expired in the last quarter of 1994 (covering approximately 200 Canadian employees who are continuing to work), two of which expire in 1995 (covering approximately 940 employees) and seven of which expire in 1996 (covering approximately 4,800 employees). There can be no assurance that the Company will successfully negotiate either a new contract with such Canadian employees or the labor contracts expiring during 1995 or 1996 without work stoppages. However, the Company does not anticipate any problems in renegotiating those contracts that would materially affect its results of operations.

     In 1994, 230 Plumbing Products employees went on strike for 64 days at the Landsdowne (Toronto), Canada chinaware manufacturing plant. In 1991, 1,200 Air Conditioning Products employees went on strike for 54 days at the LaCrosse, Wisconsin facility and, in 1989, 1,300 Air Conditioning Products workers went on strike for 40 days at the Clarksville, Tennessee facility. Other than these strikes, the Company has not experienced any other significant work stoppages since 1985. The Company also has a total of 40 labor contracts outside North America (covering approximately 18,000 employees), where the Company has not experienced any significant work stoppage in the last five years.

     Although the Company believes relations with its employees are generally satisfactory, there can be no assurance that the Company will not experience significant work stoppages in the future or that its relations with employees will continue to be satisfactory.

CUSTOMERS

     The business of the Company taken as a whole is not dependent upon any single customer or a few customers.

INTERNATIONAL OPERATIONS

     The Company conducts significant non-U.S. operations through subsidiaries in most of the major countries of Western Europe, Canada, Brazil, Mexico, Central American countries, Malaysia, the Philippines, South Korea, Thailand, Taiwan, Australia and Egypt. In addition, the Company conducts business through affiliated companies in which the Company owns 50% or less of the stock or the partnership.

     Because the Company has manufacturing operations in 32 countries, fluctuations in currency exchange rates may have a significant impact on its financial statements. Such fluctuations have much less effect on local operating results, however, because the Company for the most part sells its products within the countries in which they are manufactured. The allocation of purchase costs which resulted from the Acquisition increased the asset exposure of foreign operations from an accounting perspective; however, since the Acquisition in 1988, the effects of exchange volatility have been ameliorated by the fact that a portion of the Company's borrowings has been denominated in foreign currencies.

LEGAL PROCEEDINGS

     American Standard Inc. is the defendant in a lawsuit brought by Entech Sales & Service, Inc., on behalf of an alleged class of contractors engaged in the service and repair of commercial air conditioning equipment. The suit, which was filed on March 5, 1993, in the United States District Court for the Northern District of Texas, alleges principally that the manner in which Air Conditioning Products distributes repair service parts for its equipment violates the Federal antitrust laws. It demands $680 million in damages (which would be subject to trebling under the antitrust laws) and injunctive relief. American Standard Inc. has filed an answer denying all claims of violation and is defending itself vigorously. The district court recently denied class certification with respect to two of the three violations alleged in the suit. These alleged violations may now only be asserted by Entech on its own behalf. With respect to the one claim which was certified as a class action, alleging a price fixing conspiracy, management believes that, on the basis of the facts now known to it, the claim is without merit. In management's opinion the litigation will not have any material adverse effect on the financial position, cash flows, or results of operations of the Company.

     For a discussion of German tax issues see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources". For a discussion of environmental issues see
"-- General -- Regulations and Environmental Matters".

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information as of December 31, 1994, with respect to each person who is an executive officer or director of the
Company:

              NAME                AGE                        POSITION WITH COMPANY
- --------------------------------  ---   ----------------------------------------------------------------
Emmanuel A. Kampouris...........  60    Chairman, President and Chief Executive Officer, and Director
Horst Hinrichs..................  61    Senior Vice President, Transportation Products, and Director
George H. Kerckhove.............  57    Senior Vice President, Plumbing Products, and Director
Fred A. Allardyce...............  53    Vice President and Chief Financial Officer
Alexander A. Apostolopoulos.....  52    Vice President and Group Executive, Americas, Plumbing Products
Thomas S. Battaglia.............  52    Vice President and Treasurer
Gary A. Brogoch.................  44    Vice President and Group Executive, Plumbing Products in PRC
Roberto Canizares M.............  45    Vice President, Air Conditioning Products' Asia Pacific Zone
Wilfried Delker.................  54    Vice President and Group Executive, Worldwide Fittings, Plumbing
                                        Products
Adrian B. Deshotel..............  49    Vice President, Human Resources
Cyril Gallimore.................  65    Vice President, Systems and Technology
Luigi Gandini...................  56    Vice President and Group Executive, European Plumbing Products
Daniel Hilger...................  54    Vice President and Group Executive, Air Conditioning Products in
                                        Europe, Middle East and Africa
Joachim D. Huwendiek............  64    Vice President, Automotive Products in Germany
Frederick W. Jaqua..............  73    Vice President and General Counsel and Secretary
Richard A. Kalaher..............  54    Acting General Counsel and Acting Secretary
W. Craig Kissel.................  43    Vice President and Group Executive, Unitary Products Group
William A. Klug.................  62    Vice President and Group Executive, Trane International
Jean-Claude Montauze............  48    Vice President, Automotive Products in France
G. Eric Nutter..................  58    Vice President, Automotive Products in the United Kingdom
Raymond D. Pipes................  45    Vice President and Group Executive, Plumbing Products in the Far
                                        East
Bruce R. Schiller...............  50    Vice President, Compressor Business
James H. Schultz................  46    Vice President and Group Executive, Commercial Systems Group
G. Ronald Simon.................  53    Vice President and Controller
Wade W. Smith...................  44    Vice President, U.S. Plumbing Products
Benson I. Stein.................  57    Vice President, General Auditor
Robert M. Wellbrock.............  48    Vice President, Taxes
Steven E. Anderson*.............  52    Director
Shigeru Mizushima...............  51    Director
Frank T. Nickell................  47    Director
Roger W. Parsons*...............  53    Director
J. Danforth Quayle*.............  48    Director
David M. Roderick...............  70    Director
John Rutledge...................  46    Director
Joseph S. Schuchert*............  66    Director

- ---------------
* The Management Development Committee functions as the compensation committee of the Company. Since December 2, 1993, its members were Messrs. Quayle and Schuchert and on September 1, 1994, Messrs. Anderson and Parsons also became members of the Committee.

     Currently, directors are elected to hold office until the next annual meeting of stockholders or until their successors are elected. Messrs. Kampouris, Mizushima, Nickell, and Schuchert were elected in 1988; Mr. Kerckhove in September 1990; Mr. Hinrichs in March 1991; Dr. Rutledge in March 1993; Mr. Quayle in September 1993; Mr. Parsons in March 1994; Mr. Roderick in June 1994; and Mr. Anderson in September 1994. In January 1995, the Company amended and restated its Certificate of Incorporation (as so amended and restated, the "Restated Certificate of Incorporation"). The Restated Certificate of Incorporation divides the Board of Directors into three classes, each as nearly equal in number as possible. At the annual meeting of stockholders in 1995, directors of Class I shall be elected to hold office for a term expiring at the annual meeting of stockholders to be held in 1996, directors of Class II shall be elected to hold office for a term expiring at the annual meeting of stockholders to be held in 1997, and directors of Class III shall be elected to hold office for a term expiring at the annual meeting of stockholders to be held in 1998. At each succeeding annual meeting of stockholders following such initial classification and election, the respective successors of the directors whose terms are expiring shall be elected for terms expiring at the annual meeting of stockholders held in the third succeeding year.

     The Company, ASI Partners and executive officers and certain other management personnel of the Company who purchased shares of Common Stock ("Management Investors") entered into a Stockholders Agreement in connection with the Acquisition that, among other things, provided for arrangements regarding the control of the election of directors of the Company. These provisions, which were superseded in the Amended Stockholders Agreement, entitled the Management Investors to nominate at least two directors to the Company's Board of Directors, entitled ASI Partners to nominate the other directors, and obligated the Management Investors and ASI Partners to vote their Common Stock in accordance with such nominations.

     In connection with the Offerings, and following approval by the Company's disinterested directors and the Board of Directors, the original Stockholders Agreement was amended and restated. The Amended Stockholders Agreement entitles ASI Partners to designate a number of director nominees which, if elected, will result in an eleven-member Board of Directors of American Standard Companies Inc. consisting of: (i) while ASI Partners and its Affiliates (as defined) own at least 50% of the outstanding Common Stock, seven designees of ASI Partners (at least one of whom will not be an Affiliate of ASI Partners or an officer of the Company), and four designees of the directors not affiliated with ASI Partners, none of whom will be an Affiliate of ASI Partners (at least one of whom will not be an officer of the Company), (ii) while ASI Partners and its Affiliates own less than 50% but at least 35% of the outstanding Common Stock, six designees of ASI Partners, and five designees of the directors not affiliated with ASI Partners (at least two of whom will not be Affiliates of ASI Partners or officers of the Company); (iii) while ASI Partners and its Affiliates own less than 35% but at least 20% of the outstanding Common Stock, four designees of ASI Partners and seven designees of the directors not affiliated with ASI Partners (at least three of whom will not be Affiliates of ASI Partners or officers of the Company); and (iv) while ASI Partners and its Affiliates own less than 20% but at least 10% of the outstanding Common Stock, one designee of ASI Partners and ten designees of the Board of Directors. The Amended Stockholders Agreement does not obligate any of the parties thereto to vote its Common Stock in favor of the nominated directors. See "-- Compensation Committee Interlocks and Insider Participation" and "Certain Transactions and Relationships" for a description of other amendments to the Stockholders Agreement and the Company's consulting agreement with Kelso.

     The sole holder of the outstanding common stock of American Standard Inc. is the Company, and the Company exclusively elects the directors of American Standard Inc. Currently the directors of the Company are also the directors of American Standard Inc.

     Set forth below is the principal occupation of each of the executive officers and directors named above during the past five years (except as noted, all positions are with American Standard Inc.).

     Mr. Kampouris was elected Chairman in December 1993 and President and Chief Executive Officer in February 1989. Prior thereto he was Senior Vice President, Building Products, from 1984 to February 1989. He is also a director of Daido Hoxan Inc. Mr. Kampouris has served as a director of the Company since July 1988.

     Mr. Hinrichs was elected Senior Vice President, Transportation Products, in December 1990. Prior thereto he served as Vice President and Group Executive, Automotive Products, from 1987 to 1990. Mr. Hinrichs has served as a director of the Company since March 1991.

     Mr. Kerckhove was elected Senior Vice President, Plumbing Products, in June 1990. Prior thereto he was Vice President and Group Executive of European Plumbing Products from 1988 until June 1990. Mr. Kerckhove has served as a director of the Company since September 1990.

     Mr. Allardyce was elected Vice President and Chief Financial Officer in January 1992. Prior thereto he served as Vice President and Controller from February 1983 until December 1991.

     Mr. Apostolopoulos was elected Vice President and Group Executive, Americas International Plumbing Products, in December 1990. Prior thereto he served as the executive in charge of Plumbing Products' joint ventures from September 1989 to November 1990 and Managing Director of the Company's Egyptian subsidiary from July 1984 to August 1989.

     Mr. Battaglia was elected Vice President and Treasurer in September 1991. Prior thereto he was Assistant Treasurer from June 1977.

     Mr. Brogoch was elected Vice President and Group Executive, Plumbing Products in the PRC, in December 1994. Prior thereto he served as Vice President of Plumbing Products' operations in the PRC from August 1993 until December 1994. Previously he served as Vice President of Finance and Planning, European Plumbing Products from August 1991 until August 1993 and as Managing Director of the Company's Indonesian joint venture from November 1986 to August 1991.

     Mr. Canizares was elected Vice President, Air Conditioning Products' Asia Pacific Zone, in December 1990. Prior thereto he served as the executive in charge of this zone and Manager of Planning and Distribution from November 1986 to November 1990.

     Mr. Delker was elected Vice President and Group Executive, Worldwide Fittings, Plumbing Products, in April 1990. Prior thereto he served as executive in charge of the Company's brass fittings manufacturing operations from June 1982 until March 1990.

     Mr. Deshotel was elected Vice President, Human Resources, in January 1992. Prior thereto he served as Group Vice President, Human Resources, for U.S. Plumbing Products from January 1980 until December 1991.

     Mr. Gallimore was elected Vice President, Systems and Technology, in December 1990. Prior thereto he served as the executive in charge of Manufacturing and Technology from 1984 to November 1990.

     Mr. Gandini was elected Vice President and Group Executive, European Plumbing Products, in July 1990. Prior thereto he served as General Manager of Ideal Standard S.p.A., the Italian subsidiary of the Company, from January 1978 until June 1990.

     Mr. Hilger was elected Vice President and Group Executive, Air Conditioning Products, in Europe, Middle East and Africa, in June 1988.

     Mr. Huwendiek was elected Vice President, Automotive Products in Germany, in January 1992. Prior thereto he served as Managing Director of WABCO Germany since June 1987.

     Mr. Jaqua was elected Vice President and General Counsel and Secretary in April 1989. Prior thereto he was Associate General Counsel and Assistant Secretary. He is planning to retire in early 1995 and will be succeeded by Mr. Kalaher.

     Mr. Kalaher was elected Acting General Counsel and Acting Secretary in June 1994, having joined the Company in February 1994. Prior thereto, he was Vice President and General Counsel of

AMAX Inc. (until its merger and spinoff to shareholders in November 1993, the third largest aluminum and coal producer in the United States with operations also in oil and gas, gold and molybdenum) from 1991 to 1994 and Vice President and Associate General Counsel from 1985 to 1991.

     Mr. Kissel was elected Vice President in charge of Air Conditioning Products' Unitary Products Group in January 1992, becoming Group Executive in March 1994. He served as Vice President, Sales and Distribution, for Air Conditioning Products, from December 1990 until January 1992 and served as divisional Senior Vice President in charge of U.S. Sales from January to November 1990. He was in charge of Western Regional Sales from January 1989 to January 1990.

     Mr. Klug was elected Vice President in 1985 and has been Group Executive in charge of Trane International since December 1993. He served as Group Executive, Unitary Products Group, from April 1990 until December 1993. He was Group Executive, North American Sales and Distribution, Air Conditioning Products, from October 1987 to March 1990.

     Mr. Montauze was elected Vice President, Automotive Products in France, in October 1994. He served as Vice President of Finance and Controller of Automotive Products at the Brussels headquarters from September 1989 until September 1994. Prior thereto he was Financial Manager of the French transportation business.

     Mr. Nutter was elected Vice President, Automotive Products in the United Kingdom, in January 1992. Prior thereto he served as Vice President and General Manager of WABCO Transportation U.K. Limited, the United Kingdom transportation subsidiary of the Company from March 1991 until December 1991 and Group Managing Director of the United Kingdom transportation subsidiary from June 1987 until February 1991.

     Mr. Pipes was elected Vice President and Group Executive for the Far East Region of Plumbing Products in May 1992. Prior thereto he served as Managing Director of American Standard Inc.'s Philippine subsidiary from May 1990 until April 1992 and was Vice President, Control & Finance, of U.S. Plumbing Products Group from March 1985 until April 1990.

     Mr. Schiller was elected Vice President, Compressor Business (Air Conditioning Products) in March 1994. Prior thereto he served as General Manager, Compressor Business Group, from May 1993 to February 1994 and Manager and then General Manager of the Company's Tyler, Texas, facility from March 1986 to April 1993.

     Mr. Schultz was elected Vice President and Group Executive, Commercial Systems, in 1987.

     Mr. Simon was elected Vice President and Controller in January 1992. Prior thereto he served as Vice President and Controller of the Air Conditioning Products' Commercial Systems Group from December 1984 to December 1991.

     Mr. Wade W. Smith was elected Vice President, U.S. Plumbing Products, in May 1992. Prior thereto he served as Vice President in charge of the Chinaware Business Unit of U.S. Plumbing Products from February 1992 until April 1992 and from April 1987 to February 1992 he was Vice President and General Manager of the Building Automation Systems Division of the Commercial Systems Group of Air Conditioning Products.

     Mr. Stein was elected Vice President, General Auditor, in March 1994; from December 1986 to February 1994 he was the Company's General Auditor.

     Mr. Wellbrock was elected Vice President, Taxes, effective January 1, 1994. Prior thereto he served as Director of Taxes from 1988 through 1993.

     Mr. Anderson served as National Partner in Charge -- Industries of KPMG Peat Marwick and a member of the firm's Management Committee from November 1990 until he retired in June 1994. Prior thereto his responsibilities have included Partner in Charge of the Boston Audit Department and Managing Partner of the Seattle office. He became a partner of the firm in 1977, having joined the firm in 1967. He is a member of the AICPA. Mr. Anderson was elected as a director of the Company on September 1, 1994.

     Mr. Mizushima has been President and Chief Operating Officer of Daido Hoxan Inc. since the merger in April 1993 of Hoxan Corporation with Daido Sanso Company (a subsidiary of Air Products and Chemicals Inc.). Prior thereto Mr. Mizushima was President of Hoxan Corporation, a position he held since 1984. He is also a director of Daido Hoxan. Daido Hoxan Inc. is the second largest supplier of industrial gases in Japan. One of its subsidiaries is a distributor of American-Standard plumbing products in Japan. Mr. Mizushima has served as a director of the Company since July 1988.

     Mr. Nickell has been President and a director of Kelso & Companies, Inc., since March 1989. Kelso & Companies, Inc. is the general partner of Kelso & Company, L.P. From 1984 to 1989 Mr. Nickell was a general partner of Kelso & Company, L.P. He is also a director of The Bear Stearns Companies Inc., Club Car, Inc., Earle M. Jorgensen Company, Harris Specialty Chemicals, Inc., King Broadcasting Company and Tyler Refrigeration Corporation. Mr. Nickell has served as a director of the Company since May 1988.

     Mr. Parsons is Managing Director of Rea Brothers Group PLC ("Rea Brothers Group"), which he joined in 1988 after a long banking career. Rea Brothers Group is a U.K. holding company of subsidiaries engaged in the investment banking business. He also holds directorships in several subsidiaries of Rea Brothers Group. Mr. Parsons was elected as a director of the Company on March 2, 1994.

     Mr. Quayle served as Vice President of the United States from January 1989 to January 1993. Since leaving that office Mr. Quayle has been associated with Circle Investors, Inc. (an investment planning and consulting firm), and FX Strategic Advisors, Inc. (an international trade consulting firm), both of which he serves as Chairman. He is a Director of Central Newspapers, Inc. Mr. Quayle has served as a director of the Company since September 1993.

     Mr. Roderick joined the Board of Earle M. Jorgensen Company (a Kelso affiliate engaged in the fabrication and sale of steel products) and was elected its Chairman in 1994. He joined USX Corporation (formerly United States Steel Corporation) in 1959, becoming Chairman of the Board and Chief Executive Officer in 1979, retiring from the latter position in 1989 and from the USX Board in 1994. He is also a director of Aetna Life & Casualty Company, Texas Instruments Incorporated, Kelso & Companies, Inc., Presbyterian University Hospital, Pittsburgh Baseball Club and General Medical Corporation. He is also Vice Chairman of the U.S. Korea Business Council. Mr. Roderick was elected as a director of the Company on June 2, 1994.

     Dr. Rutledge has been Chairman of Rutledge & Company, Inc., a merchant banking firm, since January 1991. He is the founder and Chairman of Claremont Economics Institute, an economic research firm established in 1975. He is also a director of Earle M. Jorgensen Company, Lazard Freres Funds, Medical Specialties Group, and Utendahl Capital Partners and is a special advisor to Kelso & Companies, Inc. Dr. Rutledge has served as a director of the Company since March 1993.

     Mr. Schuchert has been Chairman, Chief Executive Officer, and a director of Kelso & Companies, Inc., since March 1989. Kelso & Companies, Inc. is the general partner of Kelso. From 1984 to 1989 Mr. Schuchert was managing general partner of Kelso & Company, L.P. He is also a director of Earle M. Jorgensen Company. Mr. Schuchert has served as a director of the Company since May 1988.

     On December 23, 1992, Kelso & Companies, Inc. and its Chief Executive Officer, Mr. Schuchert, without admitting or denying the findings contained therein, consented to an administrative order in respect of a Securities and Exchange Commission ("Commission") inquiry relating to the 1990 acquisition of a portfolio company by an affiliate of Kelso & Companies, Inc. The order found that the tender offer filing by such affiliate in connection with the acquisition did not comply fully with the Commission's tender offer reporting requirements, and required Kelso & Companies, Inc. and Mr. Schuchert to comply with these requirements in the future.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Mr. Schuchert is a member of the Management Development Committee (the Compensation Committee) of the Company's Board of Directors. He is Chairman and Chief Executive Officer of Kelso & Companies, Inc. (the general partner of Kelso) and a general partner of Kelso American Standard Partners, L.P., the general partner of Kelso ASI Partners, L.P.

     Pursuant to the Consulting Agreement, the Company paid Kelso an annual fee of $2.75 million for providing management consulting and advisory services, including those of Messrs. Schuchert and Nickell. The fee was subject to reduction depending on the number of shares Kelso controlled of the Company or American Standard Inc., with final termination when Kelso's ownership control fell below 20 percent.

     On December 2, 1994, after approval by the Company's disinterested directors and the Board of Directors, the Consulting Agreement was amended and on December 8, 1994 the Company paid Kelso a one-time fee of $20 million in consideration of (i) Kelso's agreement in the amended Consulting Agreement to provide ongoing consulting services requested by the Company, including in connection with the Offerings, for the originally specified term of the Consulting Agreement without further annual consulting fees (other than reimbursement of expenses incurred in the performance of such services), (ii) the release by Kelso of the Company for compensation in connection with all services rendered or to be rendered by Kelso to the Company (other than reimbursement of expenses incurred in the performance of such services), (iii) the additional administrative responsibilities that Kelso will perform as manager of ASI Partners in connection with the agreements described in the following paragraph and (iv) the agreements described below insofar as they apply to Kelso and its affiliates.

     In order to facilitate the Offerings (which Kelso and ASI Partners deem to be in the best interests of ASI Partners and the Company), Kelso has agreed to
(i) provide, and cause ASI Partners, any Affiliate (as defined) of Kelso or any investment fund which Kelso controls and which owns Common Stock to provide, advance notice to, and consult with, the Company a reasonable time prior to the disposition of shares of Common Stock (other than in non-block trades on any stock exchange or NASDAQ and other than to an Affiliate, pursuant to a public offering or pursuant to the right of first offer contained in the Amended Stockholders Agreement), (ii) use, and cause ASI Partners, any Affiliate of Kelso or any investment fund which Kelso controls and which owns Common Stock to use, reasonable efforts (consistent with fiduciary duties to their respective investors) in connection with any sale by it or them of Common Stock not to cause any undue fluctuations in the public markets for the Common Stock, (iii) except as permitted by the Amended Stockholders Agreement, cause ASI Partners, any Affiliate of Kelso and any investment fund controlled by Kelso which owns Common Stock, not to initiate, propose or support any solicitation for the approval of any stockholder proposal not supported by the Board of Directors,
(iv) not sell or otherwise dispose of, except in connection with a public offering, or allow ASI Partners, any Affiliate of Kelso, or any investment fund which Kelso controls and which owns Common Stock to sell or otherwise dispose of, more than 15% of the Common Stock then outstanding without first offering to the Company (or its designee) the right to purchase such shares for the same price, and (v) provide advance notice to the Company of any proposed acquisition of any additional shares of Common Stock or any assets of the Company by ASI Partners, any Affiliate of Kelso or any investment fund which Kelso controls and which owns Common Stock and, if objected to by a majority of the members of the Board of Directors not affiliated with Kelso, not to acquire, and cause ASI Partners, any Affiliate of Kelso and any investment fund which Kelso controls not to acquire, additional shares of Common Stock or any assets of the Company.

     The Amended Stockholders Agreement allows Kelso to designate nominees for election to the Board of Directors, as described under "Management -- Executive Officers and Directors," and entitles ASI Partners to demand registration rights (the first three of which shall be at the Company's expense), as well as "piggyback" registration rights in respect of registration statements filed by the Company covering future offerings of Common Stock. The Management Investors are also entitled to such "piggyback" registration rights pursuant to the Amended Stockholders Agreement.

     American Standard Inc. also entered into a transaction with Kelso Insurance Services, Incorporated (an affiliate of Kelso) ("Kelso Insurance"), and American Telephone and Telegraph Company ("AT&T") pursuant to which American Standard Inc. as well as other Kelso affiliated companies participates in a telecommunications network under which AT&T provides communications services to the group at a special lower tariff rate. In connection with that transaction American Standard Inc. has guaranteed a minimum annual usage by it of $2 million for a period of five years commencing 1993 and Kelso Insurance has guaranteed American Standard Inc.'s minimum usage to AT&T. No fee was paid by American Standard Inc. to Kelso Insurance in connection with this transaction.

     In August 1993 American Standard Inc. purchased a limited partnership interest in Kelso Investment Associates V, L.P. ("KIA V") in exchange for its commitment to make a capital contribution of $5 million to KIA V. KIA V was formed to seek out business opportunities and invest primarily in equity securities, leveraged buy-outs, and joint ventures. Kelso Partners V, L.P. serves as the general partner of KIA V. The general partners of Kelso Partners V, L.P., include Messrs. Schuchert and Nickell. Kelso & Company, L.P., is the manager of KIA V and, as such, acts as investment adviser of KIA V. The management fee relating to the interest held by American Standard Inc. has been waived. As of December 20, 1994, an affiliate of Kelso has acquired 80% of the Company's limited partnership interest in KIA V at a price equal to 80% of the Company's net cost incurred to the date of such acquisition to obtain such interest, thereby relieving the Company of 80% of the balance of its $5 million capital contribution commitment. See "Certain Transactions and Relationships".

EXECUTIVE COMPENSATION

     There is shown below information concerning the annual and long-term compensation for services in all capacities to the Company for 1993, 1992 and 1991, of those persons who were (i) at December 31, 1993, the chief executive officer and the other four most highly compensated executive officers of the Company and (ii) a former executive officer (such persons described in subdivisions (i) and (ii) hereinafter collectively called the "Named Officers"):

                           SUMMARY COMPENSATION TABLE

                                   ANNUAL COMPENSATION                 LONG-TERM
                      ---------------------------------------------   COMPENSATION
 NAME AND PRINCIPAL                                  OTHER ANNUAL         LTIP          ALL OTHER
      POSITION        YEAR   SALARY(1)   BONUS(2)   COMPENSATION(3)    PAYOUTS(4)    COMPENSATION(5)
- --------------------  ----   ---------   --------   ---------------   ------------   ---------------
Emmanuel A.
  Kampouris.........  1993   $ 562,500   $600,000      $ 337,500       $  966,710       $ 131,564
Chairman, President   1992     525,000    500,000        337,500        1,085,316         117,951
  & Chief             1991     525,000    500,000       (6)               842,000        (6)
  Executive Officer

George H.
  Kerckhove.........  1993   $ 334,500   $141,000      $ 169,500       $  464,059       $  33,016
Senior Vice           1992     319,000    148,000        169,500          490,456          32,344
  President           1991     293,369    148,000       (6)               342,000        (6)

Horst Hinrichs......  1993   $ 292,211   $127,000      $ 135,000       $  399,548       $  30,912
Senior Vice           1992     303,415    130,000        135,000          354,727          21,707
  President           1991     269,444    160,000       (6)               307,000        (6)

Fred A. Allardyce...  1993   $ 250,000   $ 96,000      $ 169,500       $  286,713       $  28,430
Vice President &      1992     240,000     90,000        169,500          298,401          32,581
  Chief Financial     1991     192,000     70,000       (6)               207,000        (6)
  Officer

Luigi Gandini.......  1993   $ 250,916   $ 81,000      $       0       $  285,314       $  27,676
Vice President        1992     243,950     88,600              0          286,625          27,957
                      1991     226,316     80,000       (6)               119,000        (6)

H. Thompson
  Smith.............  1993   $ 342,500   $154,000      $  90,000       $  524,449       $  29,398
former Senior Vice    1992     330,000    144,000         90,000          579,078          24,845
  President           1991     300,000    152,000       (6)               419,000        (6)

- ---------------
(1) Includes amounts deferred by each of the Named Officers under the Savings Plan of American Standard Inc. and Participating Subsidiary Companies (the "Savings Plan").

(2) Represents annual bonus earned for the year reported but paid in the subsequent year. Annual bonuses may be deferred at the election of the recipient.

(3) Amounts shown for 1993 represent payments under the Company's 1988 Management Partners' Bonus Plan; payments were at the rate of $.60 per share of Common Stock owned by Named Officers on July 7, 1993, that had been previously acquired through stock offerings in 1988.

(4) Amounts for 1993 represent payments under the Long-Term Incentive Compensation Plan ("LTIP") for the achievement of the 1991-1993 performance goal with payments (95.1% cash; 4.9% in shares of the Company's Common Stock) made partly in 1993 and partly in 1994. The 1992 LTIP payouts represent achievement of the 1990-1992 performance goal, with payment approximately 80% in cash and 20% in shares of the Company's Common Stock made partially in 1992 and partially in 1993. The shares were distributed to a grantor's trust for the account of the Named Officers. The 1991 LTIP payouts represent achievement of the 1989-1991 performance goal, with payment (all cash) made in 1992. LTIP payouts may be deferred at the election of the recipient.

(5) Included in All Other Compensation for 1993 was the following:

                                       PREMIUMS FOR TERM        ESOP         COMPANY CONTRIBUTIONS
                                        LIFE INSURANCE       ALLOCATIONS        TO SAVINGS PLAN
                                       -----------------     -----------     ---------------------
    E.A. Kampouris...................      $ 110,338           $ 7,076              $14,150
    G.H. Kerckhove...................         11,790             7,076               14,150
    H. Hinrichs......................          9,686             7,076               14,150
    F.A. Allardyce...................          7,204             7,076               14,150
    L. Gandini.......................          6,450             7,076               14,150
    H.T. Smith.......................          8,172             7,076               14,150

(6) Not required by Securities and Exchange Commission transitional rules.

RETIREMENT PLANS

  TERMINATED PLAN

     As a result of the change of control of American Standard Inc. in 1988, the retirement plan of American Standard Inc. covering its U.S. salaried employees was terminated as of June 30, 1988. Thereafter, the accrued benefits of all participants through that date, all of which vested, are provided through annuities purchased with the assets of the terminated plan (the "Terminated Plan"). There were no further benefit accruals under the Terminated Plan after June 30, 1988.

     The annual retirement annuities that are payable to Named Officers, assuming retirement at age 65 and no election of a joint and survivor option and after giving effect to an offset for Social Security benefits, are as follows:
Mr. Kampouris, $90,662; Mr. Kerckhove, $109,828; Mr. Hinrichs, $72,945; Mr. Allardyce, $25,764 and Mr. Smith, $22,426. Mr. Gandini did not participate in the Terminated Plan.

  SUPPLEMENTAL RETIREMENT PLAN

     American Standard Inc. currently maintains a supplemental retirement plan (the "Supplemental Plan") for most of its executive officers including all of the Named Officers, with benefits, payable in the form of a single annual lump sum settlement, that supplement, on the basis of a formula, their annual retirement benefits (if any) under the Terminated Plan.

     The table below shows the annualized target Supplemental Plan benefit payable to a participant for life from normal retirement date (age 65) based on years of service and covered compensation. If a participant dies after his Supplemental Plan benefit vests but before he receives such benefit, his spouse is entitled to Plan benefits, but in a reduced amount.

HIGHEST 3-YEAR                                           YEARS OF SERVICE
AVERAGE ANNUAL                           ------------------------------------------------
 COMPENSATION                               10           20           30           40
- --------------                           ---------    ---------    ---------    ---------
 $  250,000..........................    $ 100,000    $ 125,000    $ 150,000    $ 150,000
    500,000..........................    $ 200,000    $ 250,000    $ 300,000    $ 300,000
    750,000..........................    $ 300,000    $ 375,000    $ 450,000    $ 450,000
  1,000,000..........................    $ 400,000    $ 500,000    $ 600,000    $ 600,000
  1,250,000..........................    $ 500,000    $ 625,000    $ 750,000    $ 750,000
  1,500,000..........................    $ 600,000    $ 750,000    $ 900,000    $ 900,000

     The Supplemental Plan benefits are based on credited years of service and average annual compensation for the highest three calendar years of the final ten calendar years of employment (not exceeding 60 percent of average annual compensation for such years of service) and are reduced by an offset consisting of certain other retirement benefits, including amounts payable under the Terminated Plan, annual allocations to the executive officer's Employee Stock Ownership Plan ("ESOP") accounts, and Social Security benefits. Benefits under the Supplemental Plan are vested after five years of service or employment continuation through age 65. Compensation used in determining Supplemental Plan benefits (covered compensation) includes only salary and bonus reflected in the Summary Compensation Table above. No covered compensation of any Named Officer differs by more than 10% from the salary and bonus set forth in the Summary Compensation Table.

     As of December 31, 1993 the years of credited service under the Supplemental Plan for the Named Officers are as follows: Mr. Kampouris, 28 years; Mr. Kerckhove, 32 years; Mr. Hinrichs, 35 years; Mr. Allardyce, 17 years; Mr. Gandini, 33 years; and Mr. Smith, 13 years.

     The current annual target benefit for Mr. Kampouris is approximately 20 percent higher than that shown in the above table since a different benefit formula under the pre-1990 version of the Supplemental Plan applies to his period of service and earnings prior to April 27, 1991. The method of calculating the lump sum payable to Mr. Kampouris that is attributable to his accrued benefit through April 27, 1991, has been adjusted to reflect the recent increase in the Federal ordinary income tax rates.

     An amendment to the Supplemental Plan in 1993 established minimum annual lump sum payments for certain Named Officers which, after giving effect to Plan offsets, are estimated as follows: Mr. Kampouris, $427,000; Mr. Kerckhove, $37,000; Mr. Hinrichs, $143,000; and Mr. Gandini, $24,000.

LONG-TERM INCENTIVE COMPENSATION PLAN

             LONG-TERM INCENTIVE COMPENSATION PLANS-AWARDS IN 1993

                                                  PERFORMANCE
                                                   OR OTHER
                                    NUMBER OF       PERIOD        ESTIMATED FUTURE PAYOUTS UNDER
                                  SHARES, UNITS      UNTIL          NON-STOCK-PRICE-BASED PLANS
                                    OR OTHER      MATURATION    -----------------------------------
              NAME                   RIGHTS        OR PAYOUT    THRESHOLD     TARGET      MAXIMUM
              ----                -------------   -----------   ---------    --------    ----------
Emmanuel A. Kampouris............      (a)         1/93-12/95   $ 499,350    $998,700    $1,997,400
Chairman, President & Chief
  Executive Officer

George H. Kerckhove..............      (a)         1/93-12/95   $ 227,200    $459,400    $  908,800
Senior Vice President

Horst Hinrichs...................      (a)         1/93-12/95   $ 195,350    $390,700    $  781,400
Senior Vice President

Fred A. Allardyce................      (a)         1/93-12/95   $ 165,000    $330,000    $  660,000
Vice President & Chief Financial
  Officer

Luigi Gandini....................      (a)         1/93-12/95   $ 138,639    $277,278    $  554,556
Vice President

H. Thompson Smith................      (a)         1/93-12/95   $  85,492    $170,983    $  341,966
former Senior Vice President

- ---------------
(a) Awards are denominated in dollars.

     The above table shows the contingent target awards made in 1993 to each Named Officer for the 1993-1995 performance period. The targets set for the 1993-1995 performance period are based on the achievement in 1995 of predetermined company-wide increases in inventory turnover rates and a fixed percentage of earnings (before interest and taxes) to sales. The threshold reflects 50% of the target award; if the threshold level of inventory turnover and earnings to sales is not achieved, no payouts are made. The maximum payout is twice the target award and may be realized by achievement of inventory turnover at a substantially increased rate or by a combination of an increase in inventory turnover and percentage of earnings to sales above the threshold level. Contingent awards are based on a participant's average annual base salary during his participation in the performance period, subject to prorated adjustment to reflect the duration of his participation in the period. At the end of a performance period a payment, in cash, notes or in Common Stock of the Company or a combination of both, is made on the basis of the achievement of the goal. Termination of employment may result in forfeiture or proration of the award, depending on the nature of the termination. A Plan participant may defer payment of his award. Payment of awards will not be made or will be deferred if an event of default under American Standard Inc.'s loan agreements or debt indentures has occurred or will occur as a result of such payment.

     Shares of Common Stock distributable to Plan participants are delivered to a grantor's trust for their benefit. The trust may be terminated following a public offering or offerings in which 25% or more of the Company's Common Stock is sold, at which time shares or cash credited to each participant's account is to be distributed. Payment, however, may be deferred if an event of default under American Standard Inc.'s loan agreements or debt indentures has occurred or will occur as a result of such payment. Until distribution, assets of the trust are subject to the claims of creditors of the Company or American Standard Inc. Shares held by the trust are voted by the trustee in accordance with American Standard Inc.'s directions.

SUPPLEMENTAL INCENTIVE PLAN

     In March 1994, the Board of Directors of American Standard Inc. adopted the American Standard Inc. and Subsidiaries 1994-1995 Supplemental Incentive Compensation Plan (the "Supplemental Incentive Plan") that provides for awards to executive officers, including all the Named Officers, non-officer executive employees and certain non-executive management employees of American Standard Inc. and its subsidiaries. These awards will be based on American Standard Inc.'s consolidated 1995 operating earnings before interest and taxes. The maximum award which may be paid under the Supplemental Incentive Plan for participants in each of the three categories is determined by reference to awards paid under American Standard Inc.'s Long-Term Incentive Plan, American Standard Inc.'s Annual Incentive Plan and a specified dollar amount, respectively. The Supplemental Incentive Plan requires a participant's continued employment (except in cases of death, disability or retirement) until December 31, 1995 in order to receive an award under the Plan. The awards, if any, are payable 50% in Common Stock and 50% in cash for officers and non-officer executive employees and 100% in cash in the case of non-executive management employees.

STOCK INCENTIVE PLAN

     The Company's Board of Directors has adopted the Stock Incentive Plan (the "Stock Plan") subject to stockholder approval. Under the Stock Plan, a compensation committee of the Board of Directors (the "Committee") may grant awards to officers and other key executive and management employees of the Company and its subsidiaries or minority owned joint ventures. The Committee will select the grantees from approximately 850 employees, including 27 officers (including Messrs. Kampouris, Kerckhove, Hinrichs, Allardyce and Gandini). The number of grantees may vary from year to year. The Committee may delegate to an officer of the Company or a committee of officers of the Company the authority to grant awards under the Stock Plan to employees who are not executive officers.

     The maximum number of shares of the Company's Common Stock that may be issued under the Stock Plan is 10% of the number of shares of Common Stock issued and outstanding as of the completion of the Offerings (including any shares issued upon exercise of the Underwriters' over-allotment options), such number to include the number of shares hereafter issued pursuant to other plans for the benefit of employees (other than the ESOP). The shares may be unissued shares or treasury shares. If there is a stock split, stock dividend, recapitalization, or other relevant change affecting the Common Stock, appropriate adjustments will be made in the number of shares that may be issued in the future and in the number of shares and price under all outstanding grants made before the event. If shares under a grant are not issued, those shares will again be available for inclusion in future grants. Payment of cash in lieu of shares generally will not be considered an issuance of shares of Common Stock, except in the case of the exercise of a stock appreciation right ("SAR") granted in tandem with a stock option.

  GRANTS UNDER THE STOCK PLAN

     The Committee has the authority to grant the following types of awards under the Stock Plan: (1) stock options; (2) stock appreciation rights; (3) restricted stock; and/or (4) restricted units. These awards may be granted alone, in conjunction with, or in tandem with other awards under the Stock Plan and/or cash awards outside the Stock Plan. The Committee may also grant awards of Common Stock or restricted units either directly or on a deferred basis in conjunction with other incentive programs to be established by the Company or its subsidiaries.

     STOCK OPTIONS. The Committee may grant nonqualified options and options qualifying as incentive stock options under the Internal Revenue Code of 1986, as amended (the "Code"). Incentive stock options ("ISOs") and non-qualified stock options may be granted for such number of shares as the Committee shall determine, except that, other than pursuant to the above-described adjustment, no participant may be granted stock options in any 12-month period for more than 1,000,000 shares. The option price of either a non-qualified stock option or an ISO will not be less than the fair market value of the underlying Common Stock on the date of grant. To exercise an option, the grantee may pay the option price in cash, or if permitted by the Committee, by delivering other shares of Common Stock.

     The term of each option will be fixed by the Committee but may not exceed ten years from the date of grant. Unless otherwise determined by the Committee, options will become exercisable in three equal installments on each of the first three anniversaries of the date of grant. The exercisability of options may be accelerated by the Committee.

     STOCK APPRECIATION RIGHTS. The Committee may grant a SAR in conjunction with, and subject to the same terms as, an option granted under the Stock Plan. The Committee will determine the time or times at which a SAR may be exercised. SARs may be exercised in installments, and the exercisability of SARs may be accelerated by the Committee. If a grantee exercises a SAR, the grantee will generally receive a payment equal to the excess of the fair market value of the shares with respect to which the SAR is being exercised at the time of exercise over the price of such shares as fixed by the Committee at the time the SAR was granted. Payment may be made in cash, in shares, or in a combination of cash and shares as the Committee determines.

     RESTRICTED STOCK GRANTS. The Committee may also award shares of Common Stock under a restricted stock grant. The grant will set forth a restriction period (including, without limitation, a specified period of time and a period related to the attainment of performance goals) during which the shares of restricted stock granted will remain subject to forfeiture. The grantee can not dispose of the shares prior to the expiration of the restriction period. During this period, the grantee will generally have all the rights of a stockholder, including the right to vote the shares and receive dividends. Each certificate will bear a legend giving notice of the restrictions in the grant.

     RESTRICTED UNIT GRANTS. The Committee may grant awards of restricted units, and each such grant will set forth the terms of a restriction period in the same manner as those applicable to the grant of restricted stock. With respect to restricted units, no shares of Common Stock will actually be issued to a participant at the time a restricted unit award is made. Rather, the Company will establish a separate account for the participant and will record in such account the number of restricted units awarded to the participant. The Committee, in its sole discretion, will determine whether to credit to the account of each recipient of a restricted unit award amounts equal to any dividends paid by the Company with respect to the corresponding number of shares of Common Stock ("dividend equivalents"). The participant will be entitled to receive, upon the termination of the restricted period, one share of Common Stock for each restricted unit with respect to which the restrictions have lapsed ("vested unit") then credited to the recipient's account (or, at the discretion of the Committee, cash in lieu thereof) plus cash equal to the any dividend equivalents with respect to such vested units and any interest thereon.

     PERFORMANCE RELATED AWARDS. To the extent required to ensure that an award of restricted stock or restricted units granted subject to performance goals or an award of Common Stock or restricted units in conjunction with other incentive programs to be established by the Company or its subsidiaries is deductible by the Company for federal income tax purposes, the maximum number of shares of Common Stock a participant may receive subject to any such performance award in any 12-month period shall not exceed 500,000 shares, subject to adjustment as described above. The performance objectives for each of these awards shall be determined over a measurement period or periods established by the Committee and related to at least one of the following criteria, which may be determined solely by reference to the performance of (i) the Company, (ii) a subsidiary,
(iii) an affiliate of the Company, or (iv) a division or unit of any of the foregoing or based on comparative performance of any of the foregoing relative to other companies: (A) earnings per share; (B) revenues; (C) operating cash flow; (D) operating earnings; (E) working capital; (F) inventory turnover rates;
(G) earnings to sales ratio; and (H) return on capital.

     TERMINATION OF EMPLOYMENT. Unless otherwise determined by the Committee, the following will apply with respect to a participant's termination of employment. In the event of termination of employment by reason of retirement, long term disability or death, (i) restrictions on a pro rated portion of the restricted units or shares of restricted stock shall lapse and any restricted units or shares of restricted stock then outstanding as to which the period of restriction does not lapse will be forfeited and (ii) any option or SAR which is exercisable at the time of such termination may thereafter be exercised in the case of retirement for a period of three years and in the case of disability or death for a period of one year (or such shorter period as the Committee shall determine at grant), subject in each case to the stated term of the option, and any outstanding option or SAR which is not exercisable at the time of such termination of employment will terminate. In the event a participant's employment is terminated for Cause (as defined in the Stock Plan), all outstanding options and SARs held by the participant shall terminate and any restricted units or shares of restricted stock then outstanding as to which the period of restriction has not lapsed will be forfeited. In the event of termination of employment for any reason other than retirement, disability, death or for Cause, (i) any options and SARs will be exercisable, to the extent exercisable at the date of termination, for a period of 90 days, subject to the stated term of the option, and any outstanding option or SAR which is not exercisable at the time of such termination of employment will terminate, and
(ii) any restricted units or shares of restricted stock then outstanding as to which the period of restriction has not lapsed will be forfeited.

     CHANGE IN CONTROL PROVISIONS. The Stock Plan provides that, except as provided below, in the event of a "Change in Control" (as defined in the Stock
Plan), all options and SARs will become immediately exercisable and the restrictions applicable to outstanding restricted units and restricted stock awards will lapse and the shares in question will fully vest. Notwithstanding the foregoing, any participant who holds an option or SAR on the date of a Change in Control, may elect, in lieu of acquiring the shares of Common Stock covered by an option (or, in the case of an SAR, the amount of cash and Common Stock such participant would otherwise be entitled to receive upon the relinquishment of the option related to such SAR), to receive an amount in cash equal to the excess of the highest price paid (or offered) for Common Stock during the 60-day period immediately preceding or following the date of the Change in Control over the exercise price for such option.

     FEDERAL INCOME TAX ASPECTS. The following is a brief summary of the Federal income tax consequences of awards made under the Stock Plan based upon the Federal income tax laws in effect on the date hereof. This summary is not intended to be exhaustive, and does not describe state or local tax consequences.

     INCENTIVE STOCK OPTIONS. No taxable income is realized by the participant upon the grant or exercise of an ISO. If a participant does not sell the stock received upon the exercise of an ISO ("ISO Shares") for at least two years from the date of grant and within one year from the date of exercise, when the shares are sold any gain (loss) realized will be long-term capital gain (loss). In such circumstances, no deduction will be allowed to the Company for Federal income tax purposes.

     If ISO Shares are disposed of prior to the expiration of the holding periods described above, the participant generally will realize ordinary income at that time equal to the excess, if any, of the fair market value of the shares at exercise (or, if less, the amount realized on the disposition of the shares) over the price paid for such ISO Shares. The Company will be entitled to deduct any such recognized amount. Any further gain or loss realized by the participant will be taxed as short-term or long-term capital gain or loss. Subject to certain exceptions for disability or death, if an ISO is exercised more than three months following the termination of the participant's employment, the option will generally be taxed as a non-qualified stock option.

     NON-QUALIFIED STOCK OPTIONS. No income is realized by the participant at the time a non-qualified stock option is granted. Generally upon exercise of a non-qualified stock option, the participant will realize ordinary income in an amount equal to the difference between the price paid for the shares and the fair market value of the shares on the date of exercise. The Company will be entitled to a tax deduction in the same amount. Any appreciation (or depreciation) after date of exercise will be either short-term or long-term capital gain or loss, depending upon the length of time that the participant has held the shares.

     STOCK APPRECIATION RIGHTS. No income will be realized by a participant in connection with the grant of an SAR. When the SAR is exercised, the participant will generally be required to include as taxable ordinary income in the year of exercise, an amount equal to the amount of cash and the fair market value of any shares received. The Company will be entitled to a deduction at the time and in the amount included in the participant's income by reason of the exercise. If the participant receives common stock upon exercise of an SAR, the post-exercise appreciation or depreciation will be treated in the same manner discussed above under Non-Qualified Stock Options.

     RESTRICTED STOCK. A participant receiving restricted stock generally will recognize ordinary income in the amount of the fair market value of the restricted stock at the time the stock is no longer subject to forfeiture, less any consideration paid for the stock. The Company will be entitled to a deduction at same time and in same amount. The holding period to determine whether the participant has long-term or short-term capital gain or loss on a subsequent sale generally begins when the restriction period expires, and the participant's tax basis for such shares will generally equal the fair market value of such shares on such date.

     However, a participant may elect, under Section 83(b) of the Code, within 30 days of the grant of the stock, to recognize taxable ordinary income on the date of grant equal to the excess of the fair market value of the shares of restricted stock (determined without regard to the restrictions) over the purchase price of the restricted stock. By reason of such an election, the participant's holding period will commence on the date of grant and the participant's tax basis will be equal to the fair market value of the shares on that date (determined without regard to restrictions). Likewise, the Company generally will be entitled to a deduction at that time in the amount that is taxable as ordinary income to the participant. If shares are forfeited after making such an election, the participant will be entitled to a deduction, refund, or loss for tax purposes only in an amount equal to the purchase price of the forfeited shares regardless of whether he made a Section 83(b) election.

     RESTRICTED UNITS. A participant receiving a restricted unit award will not have taxable income when the restricted units or the dividend equivalents are credited to the participant's account. The participant will recognize ordinary income equal to the fair market value of the Common Stock delivered (or the amount of cash paid in lieu of such shares) plus the amount of cash and the fair market value of any property credited to the participant's account as dividend equivalents when the shares and/or cash are delivered or paid. The capital gain or loss holding period for the Common Stock or other property will also commence upon delivery of such stock or property. The Company will generally be entitled to a deduction for the year and to the extent the participant has ordinary income, provided in the case of payment in shares or other property that the Company complies with applicable withholding requirements.

     OTHER INFORMATION. The Company's Board of Directors may terminate or suspend the Stock Plan at any time but such termination or suspension shall not affect any stock options, SARs, or restricted unit and restricted stock awards then outstanding under the Stock Plan. Unless termi-nated by action of the Company's Board of Directors, the Stock Plan will continue in effect until December 1, 2004, but awards granted prior to such date shall continue in effect until they expire in accordance with their terms. The Company's Board of Directors may also amend the Stock Plan as it deems advisable. The Company's Board of Directors presently intends to submit all material amendments to the Stock Plan to the stockholders for their approval to the extent required by Rule 16b-3 promulgated under the Exchange Act. The Committee may amend the term of any award or option theretofore granted, retroactively or prospectively, but no such amendment shall adversely affect any such award or option without the holder's consent. Management believes that the number of options and other awards that will be granted under the Stock Plan in the future is not determinable. The number of shares of Common Stock subject to options which are initially proposed to be granted under the Stock Plan to Messrs. Kampouris, Kerckhove, Hinrichs, Allardyce and Gandini are 600,000, 170,000, 170,000, 170,000 and 100,000, respectively.

DIRECTORS' FEES AND OTHER ARRANGEMENTS

     Each outside director is paid a fee of $6,750 per calendar quarter and in addition receives a fee of $1,000 for each meeting of the Board or Committee meeting attended. The only directors currently eligible for directors' fees are directors who are neither employees of American Standard Inc. or Kelso. They are Messrs. Anderson, Mizushima, Parsons, Quayle, Roderick and Rutledge. All directors are reimbursed for reasonable expenses incurred in connection with attendance at any meetings. No separate directors' fees are paid for attendance at meetings of the Company that are held on the same day American Standard Inc.'s Board of Directors meets.

     A Supplemental Compensation Plan for Outside Directors ("Supplemental Compensation Plan") was adopted in June 1989. A Plan Account was established for each participating director at that time consisting of units equivalent to $50,000 of Common Stock with each unit having a value of $19 per share, the independently appraised value of the shares of Common Stock as of December 31, 1988. For the purpose of providing a measure of parity among the directors, the $50,000 amount was increased to $100,000 for participating directors who became Board Members after January 1, 1993, with such amount converted into units for the account of such directors at the per share appraisal value of such stock as of the December 31 immediately preceding commencement of Board membership. When a participating director ceases to be a member of the Board, he or his beneficiary will receive a cash payment equal to the number of units in his Plan Account multiplied by the per-share value of Common Stock based on the then last year-end appraisal. If a participating director is removed for cause, his entire interest in the Plan is forfeited. Employee-directors and Messrs. Nickell and Schuchert do not participate in this Plan.

CORPORATE OFFICERS SEVERANCE PLAN AND OTHER EMPLOYMENT OR SEVERANCE ARRANGEMENTS

     The Board of Directors approved a severance plan for executive officers (the "Officers Severance Plan"), effective April 27, 1991. The Officers Severance Plan provides that any participant whose employment is involuntarily terminated by American Standard Inc. without "Cause" (as defined in the Officers Severance Plan) or who leaves American Standard Inc. for "Good Reason" (as defined in the Officers Severance Plan) shall be paid an amount equal to the sum of two (three in the case of the Chief Executive Officer) times such participant's annual base salary at the rate in effect at the time of termination, a proration of the then Annual Incentive Plan target award (described previously), and one (two in the case of the Chief Executive Officer) times such target award. In addition, group life, accident, and disability insurance coverages, as well as group medical coverage, will be continued for up to 24 (36 in the case of the Chief Executive Officer) months following such officer's termination. The Named Officers (other than Mr. Smith, who retired in December 1993) are participants in this Plan.

     An agreement was entered into with H. Thompson Smith in December 1993 concerning the terms of his termination of employment and retirement. Under that agreement he is entitled to receive his 1993 Annual Incentive Plan award in the amount of $154,000 and will be entitled to receive the same amount in March 1995. In addition, Mr. Smith is retained as a consultant through 1995 at the rate of $29,583 per month. In the event of Mr. Smith's death, the fees remaining through the end of 1995 are payable in a lump sum to his spouse or estate. He is also entitled to receive payments under American Standard Inc.'s Long-Term Incentive Compensation Plan for the 1992-1994 and 1993-1995 performance periods in accordance with its terms, such awards to be prorated to December 31, 1993. Mr. Smith continues under American Standard Inc.'s medical and life insurance programs through 1995.

                     CERTAIN TRANSACTIONS AND RELATIONSHIPS

     Messrs. Schuchert and Nickell, directors of the Company and American Standard Inc., are Chairman and Chief Executive Officer, and President, respectively, of Kelso & Companies, Inc. (the general partner of Kelso), and are general partners of Kelso American Standard Partners, L.P., the general partner of Kelso ASI Partners, L.P. Mr. Schuchert is also a member of the Management Development Committee (the compensation committee) of the Company's Board of Directors.

     In connection with the Acquisition, the Company and Kelso entered into a consulting agreement (the "Consulting Agreement") pursuant to which the Company agreed to pay Kelso an annual fee of $2.75 million (plus reimbursement of expenses) in consideration for general management and financial consulting services, with the amount of the fee declining at stated decreased levels of stock ownership. On December 2, 1994 the Consulting Agreement was amended and on December 8, 1994 the Company paid Kelso a one-time fee of $20 million in consideration of Kelso's agreement in the amended Consulting Agreement to provide ongoing consulting services without further annual consulting fees (other than reimbursement of expenses), the release by Kelso of the Company from the requirement to pay compensation for services rendered or to be rendered and other consideration. See "Management -- Compensation Committee Interlocks and Insider Participation". The Company and ASI Partners are also parties to the Amended Stockholders Agreement. See "Management -- Executive Officers and Directors".

     American Standard Inc. also has entered into a transaction with Kelso Insurance, and American Telephone and Telegraph Company ("AT&T") pursuant to which the Company as well as other Kelso affiliated companies participates in a telecommunications network under which AT&T provides communications services to the group at a special lower tariff rate. In connection with that transaction American Standard Inc. has guaranteed a minimum annual usage by it of $2 million for a period of five years commencing 1993 and Kelso Insurance has guaranteed American Standard Inc.'s minimum usage to AT&T. No fee was paid by American Standard Inc. to Kelso Insurance in connection with this transaction.

     In August 1993 American Standard Inc. purchased a limited partnership interest in Kelso Investment Associates V, L.P. ("KIA V"), in exchange for its commitment to make a capital contribution of $5 million to KIA V. KIA V was formed to seek out business opportunities and invest primarily in equity securities, leveraged buy-outs, and joint ventures. Kelso Partners V, L.P. serves as the general partner of KIA V. The general partners of Kelso Partners V, L.P. include Messrs. Schuchert and Nickell. Kelso is the manager of KIA V and, as such, acts as investment adviser of KIA V. The management fee relating to the interest held by American Standard Inc. has been waived. As of December 20, 1994, an affiliate of Kelso has acquired 80% of the Company's limited partnership interest in KIA V at a price equal to 80% of the Company's net cost incurred to the date of such acquisition to obtain such interest, thereby relieving the Company of 80% of the balance of its $5 million capital contribution commitment.

     In September 1991, American Standard Inc., after a determination by its Board of Directors of the fairness of the transaction and comparability with an arm's-length transaction with a third party, sold Tyler Refrigeration to an affiliate of Kelso for approximately $85 million plus the purchaser's assumption of approximately $2 million of long-term debt. Part of the consideration received by American Standard Inc. was 89,700 (pre-split) shares of Common Stock owned by Management Investors employed by Tyler Refrigeration, which were valued at $28.37 per share (pre-split) (the same valuation established for ESOP purposes at December 31, 1990). In addition, the Company purchased approximately $3 million of preferred stock of the purchaser.

     The Company has invested in a Cayman Islands corporation, ASPPL, to be used for the establishment of various joint ventures in the PRC. The Company has approximately a 27% voting interest in ASPPL with provisions for effective control over day-to-day operations. In 1994, shares in ASPPL were sold to certain institutions and other investors, including certain executive officers and employees of the Company and its subsidiaries.

     Mr. Mizushima, a director of American Standard Inc. and the Company, is President and Chief Operating Officer of Daido Hoxan Inc., a Japanese corporation which currently has an approximately 13% limited partnership interest in ASI Partners. Daido Hoxan Inc. and Kelso and its affiliates have engaged in certain transactions, including transfers of limited partnership interests in ASI Partners and the provision by Daido Hoxan Inc. of consulting services. Daido Hoxan Inc. is the largest distributor of the Company's plumbing products in Japan. Its transactions as distributor with American Standard and its subsidiaries, which were on customary terms and in the ordinary course of business, have not been material to either the Company or Daido Hoxan Inc. American Standard also entered into leasing transactions with an affiliate of Daido Hoxan whereby it has leased certain machinery and equipment on financial terms that were comparable to those available from other leasing companies. The leasing transactions were not material to either the Company or Daido Hoxan Inc.

     Fidelity Management Trust Company ("Fidelity") is the owner of record of the shares of the Company held by the ESOP, a 17% owner of the Company's shares. Fidelity was paid by the Company approximately $180,000 in 1993 for services in connection with administering the Company's ESOP and American Standard Inc.'s Savings Plan.

     Mr. Nickell's father is an officer and owns more than 10 percent of AC Corporation, a contracting company which purchases air conditioning products from the Company's Trane Division. Such purchases were on customary terms and in the ordinary course of business and were not material to either the Company or AC Corporation.

MANAGEMENT INVESTORS STOCKHOLDERS AGREEMENT

     Under the Stockholders Agreement, pursuant to which Management Investors purchased shares of Common Stock, the Company was obligated to repurchase, subject to the limitations contained in the Company's lending arrangements and debt instruments, such shares at certain fair market values in case of the death, disability, retirement, or termination of employment of a Management Investor. Shares were paid for within the constraints of the Company's lending arrangement and debt instruments, as supplemented by a Schedule of Priorities established by the Board of Directors. The Named Officers (other than Mr. Gandini) and most of the executive officers were Management Investors and parties to the Stockholders Agreement. The Amended Stockholders Agreement deleted these provisions in their entirety effective upon the consent of a majority in interest of the Management Investors.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

     Set forth below is the number of shares of Common Stock (after giving effect to the 2.5 to 1 stock split effected in December 1994), the only outstanding voting stock of the Company, beneficially owned as of September 30, 1994 by each Director, each Named Officer, all Directors and executive officers of the Company as a group, and each 5% holder.

                                                                    SHARES
                                                                 BENEFICIALLY           PERCENT
             NAME AND ADDRESS OF BENEFICIAL OWNER                    OWNED              OF CLASS
- --------------------------------------------------------------   -------------          --------
Kelso ASI Partners, L.P.(a)...................................      45,000,000             74%
Joseph S. Schuchert(a)(d).....................................      45,000,000             74%
Frank T. Nickell(a)(d)........................................      45,000,000             74%
George E. Matelich(a)(d)......................................      45,000,000             74%
Thomas R. Wall IV(a)(d).......................................      45,000,000             74%
Emmanuel A. Kampouris(b)......................................         562,500            *
George H. Kerckhove(b)........................................         282,500            *
Horst Hinrichs(b).............................................         225,000            *
Fred A. Allardyce(b)..........................................         282,500            *
Luigi Gandini(b)..............................................          11,250            *
H. Thompson Smith(b)..........................................               0            *
Steven E. Anderson(b).........................................               0            *
Shigeru Mizushima(b)..........................................               0            *
Roger W. Parsons(b)...........................................               0            *
J. Danforth Quayle(b).........................................               0            *
David M. Roderick(b)..........................................               0            *
John Rutledge(b)..............................................               0            *
American-Standard Employee Stock Ownership Plan (the
  "ESOP")(c)..................................................      10,426,853             17%
All current directors and executive officers of the Company
  and American Standard Inc. as a group(e)....................      47,063,000             77%

- ---------------
  * Less than one percent.

(a) The business address for such persons is c/o Kelso & Company, Inc., 21st Floor, 350 Park Avenue, New York, N.Y. 10022.

(b) Mr. Kampouris is Chairman, President and Chief Executive Officer and a director of American Standard Inc. and of the Company. Messrs. Hinrichs and Kerckhove are Named Officers and directors of American Standard Inc. and of the Company. Messrs. Allardyce and Gandini are Named Officers of American Standard Inc. and of the Company and Messrs. Anderson, Mizushima, Parsons, Quayle, Roderick and Rutledge are directors of American Standard Inc. and of the Company. Mr. Smith was a Senior Vice President of the Company and American Standard Inc. until his retirement in December 1993.

(c) The business address for the ESOP is c/o American Standard Inc., One Centennial Avenue, P.O. Box 6820, Piscataway, New Jersey 08855-6820. At September 30, 1994, giving effect to the 2.5 to 1 stock split, 9,956,033 Plan shares were allocated to executive officers of the Company and American Standard Inc. and other ESOP participants. The number of shares shown for executive officers in the table above does not reflect shares allocated to their accounts in the ESOP. Shares in the ESOP account are voted by the ESOP trustee as directed by the plan board (the board administering the trust which currently consists of executive officers of American Standard Inc.). However, participants may direct the vote of their ESOP account shares in matters involving mergers, recapitalizations, or dispositions of substantial assets. Until termination of employment a participant cannot dispose of shares in his ESOP account. Shares distributed to a participant on termination are subject to American Standard Inc.'s right of first refusal. The shares in the Named Officers ESOP accounts are as follows: Mr. Kampouris, 10,519 shares; Mr. Kerckhove, 10,417 shares; Mr. Hinrichs, 11,199 shares;

     Mr. Allardyce, 11,148 shares; and Mr. Gandini, 6,095 shares. The shares in the ESOP accounts for all executive officers as a group total 193,302 shares.

     The number of shares shown for executive officers in the table above also does not reflect shares of Common Stock issued as part of the payouts under the LTIP and held for them in trust under a trust agreement dated as of January 1, 1993. Shares in the trust are voted by the trustee as directed by American Standard Inc. Until termination of the trust, a beneficiary of the trust cannot dispose of shares credited to his account. Shares in the Named Officers' accounts in the trust are as follows: Mr. Kampouris, 13,742 shares; Mr. Kerckhove, 6,284 shares; Mr. Hinrichs, 5,545 shares; Mr. Allardyce, 3,835 shares; Mr. Gandini, 3,710 shares; and Mr. Smith, 7,355 shares. The shares in the trust accounts for all executive officers as a group total 68,150 shares.

     Also not included above are 53,762 shares of Common Stock held in a similar grantor's trust for the account of certain executive officers earned under an employee incentive plan prior to their becoming officers.

(d) Messrs. Schuchert and Nickell, each a director of American Standard Inc. and of the Company, and Messrs. Matelich and Wall may be deemed to share beneficial ownership of shares owned of record by ASI Partners by virtue of their status as general partners of Kelso American Standard Partners, L.P., the general partner of ASI Partners. Messrs. Schuchert, Nickell, Matelich and Wall share investment and voting power with respect to securities owned by ASI Partners. Messrs. Schuchert, Nickell, Matelich and Wall disclaim beneficial ownership of such securities. See "Certain Transactions and Relationships".

(e) Out of such 47,063,000 shares, 45,000,000 shares represent shares of Common Stock owned by ASI Partners in which Messrs. Schuchert and Nickell, each a director of the Company, may be deemed to share beneficial ownership by virtue of their status as general partners of Kelso American Standard Partners, L.P., the general partner of ASI Partners. Messrs. Schuchert and Nickell disclaim beneficial ownership of such securities.

     See "Certain Investment Considerations -- Control by Principal Stockholders", "Management -- Executive Officers and Directors" and "The Acquisition" for additional information regarding ASI Partners' investment in the Common Stock and its ability to elect a majority of the Board of Directors and thereby to determine the Company's corporate policies.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Immediately following the consummation of the Offerings, the Company will have outstanding approximately 75.5 million shares of Common Stock, including approximately 61 million outstanding shares of Common Stock beneficially owned by current stockholders (including ASI Partners, the ESOP, the Management Investors and others). The 14.5 million shares of Common Stock to be sold in the Offerings will be eligible for resale without restriction or further registration under the Securities Act in the public market after consummation of the Offerings by persons other than affiliates of the Company (as defined in Rule 144 under the Securities Act). Sales of Common Stock without registration may also be made outside the United States pursuant to Regulation S under the Securities Act. Stock options covering five million shares of Common Stock are expected to be granted pursuant to the Stock Plan at the initial public offering price in connection with the Offerings. Such options will become exercisable in three equal installments on the first, second and third anniversaries of grant. See "Management -- Stock Incentive Plan". American Standard will register under the Securities Act shares of Common Stock issuable pursuant to the Stock Plan (a total of 7,550,595 shares, assuming no exercise of the Underwriters' over-allotment options) prior to the issuance of such shares. Shares so registered will be tradeable except to the extent that the holders thereof are deemed to be "affiliates" of the Company, in which case the transferability of such shares will be subject to the volume limitations set forth in Rule 144 under the Securities Act. The Company may issue additional Common Stock to the ESOP over the next several years. Shares of

Common Stock distributed to ESOP beneficiaries (generally upon such beneficiaries' retirement or termination) will also be generally available for resale without registration by non-affiliates. Sales of Common Stock by affiliates of the Company will be subject to Rule 144 under the Securities Act.

     ASI Partners and management stockholders, who will beneficially own approximately 49,385,000 outstanding shares of Common Stock immediately following the consummation of the Offerings, have agreed with the Underwriters not to offer, sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of the representatives of the Underwriters. Following the expiration or waiver of the foregoing restrictions and any applicable holding periods under Rule 144, such shares of Common Stock will be available for sale in the public market pursuant to Rule 144 under the Securities Act (including the volume and other limitations set forth therein) or otherwise and could impair the Company's future ability to raise capital through an offering of its equity securities. Most of the currently outstanding shares of Common Stock were issued more than three years ago, and thus are subject to resale without being subject to the holding periods established by Rule 144. Pursuant to the Amended Stockholders Agreement ASI Partners was granted certain demand registration rights, and ASI Partners and certain executive officers and other employees of the Company who own Common Stock were granted certain "piggyback" registration rights, in connection with future offerings of the Common Stock. See
"Management -- Compensation Committee Interlocks and Insider Participation" and "Certain Transactions and Relationships". The Company is unable to estimate the number of shares of Common Stock that may be sold from time to time by the Company's current stockholders because this will depend in part on the market price for the Common Stock, the personal circumstances of the sellers and other factors. See "Underwriting".

     In general, under Rule 144 as presently in effect, if a period of at least two years has elapsed since the later of the date shares of Common Stock that are "restricted securities" (as defined in Rule 144 to include securities acquired directly from an issuer or affiliate thereof in a transaction not involving a public offering) were acquired from the Company or the date they were acquired from an "affiliate" (as that term is defined in Rule 144) of the Company, as applicable, then the holder of such restricted shares (including an affiliate) is entitled to sell a number of shares within any three-month period that does not exceed the greater of 1% of the then outstanding shares of Common Stock (approximately 755,000 shares immediately after the consummation of the Offerings, assuming that the Underwriters' over-allotment options are not exercised) or the average weekly trading volume of the Common Stock on the New York Stock Exchange during the four calendar weeks preceding such sale. The holder may only sell such shares through unsolicited brokers' transactions. Sales under Rule 144 are also subject to certain requirements pertaining to the manner of such sales, notices of such sales and the availability of current public information concerning American Standard. Affiliates may sell shares not constituting restricted securities in accordance with the foregoing volume limitations and other requirements but without regard to the two-year holding period requirement. Restricted securities properly sold in reliance on Rule 144 are thereafter freely tradeable without restriction or registration under the Securities Act, unless thereafter held by an "affiliate" of the Company.

     Under Rule 144(k), if a period of at least three years has elapsed since the later of the date restricted shares were acquired from the Company or the date they were acquired from an affiliate of the Company, as applicable, then a holder of such restricted shares who is not an affiliate of the Company at the time of the sale and who has not been an affiliate of the Company for at least three months prior to the sale would be entitled to sell the shares immediately without regard to the volume limitations and other conditions described above.

     Prior to the Offerings there has been no public market for the Common Stock. The Company can make no predictions as to the effect, if any, that sales of shares or the availability of shares for sale will have on market prices prevailing from time to time. Nevertheless, sales of substantial amounts of the Common Stock in the public market, or the prospect of such sales, could adversely affect the market price of the Common Stock.

                          DESCRIPTION OF CAPITAL STOCK

     The following description of the Company's capital stock and the Stockholder Rights Agreement, dated January 5, 1995 (the "Rights Agreement"), between the Company and Citibank, N.A., as Rights Agent, does not purport to be complete and is qualified in its entirety by reference to applicable Delaware law and to the provisions of the Company's Restated Certificate of Incorporation and Amended By-Laws, and to the Rights Agreement. Copies of the forms of Restated Certificate of Incorporation, Amended By-Laws and Rights Agreement have been filed as exhibits to the Registration Statement of which this Prospectus forms a part.

COMMON STOCK

     The Restated Certificate of Incorporation will authorize the Company to issue up to 200,000,000 shares of Common Stock, par value $.01 per share. At December 20, 1994, after giving effect to the 2.5 to 1 split of the Common Stock effected in December 1994, approximately 61 million shares of Common Stock were issued and outstanding. Subject to the rights of the holders of any outstanding shares of preferred stock and any restrictions that may be imposed by any lender to the Company, holders of Common Stock are entitled to receive such dividends, if any, as may be declared by the Board of Directors out of legally available funds. In the event of the liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in the assets, if any, remaining after payment of all of the Company's debts and liabilities and the liquidation preference of any outstanding preferred stock.

     Holders of Common Stock are entitled to one vote per share on any matter submitted to the holders of Common Stock for a vote. Because holders of Common Stock do not have cumulative voting rights in the election of directors, the holders of a majority of the shares of Common Stock represented at a meeting can elect all the directors. See "Management -- Executive Officers and Directors" and "Security Ownership of Certain Beneficial Owners". Holders of Common Stock will not have preemptive rights to subscribe for or purchase any additional shares of capital stock issued by the Company. All outstanding shares of the Common Stock are, and the Shares will be when issued, duly authorized, validly issued, fully paid and nonassessable.

     Each outstanding share of Common Stock (including the Shares to be sold in the Offerings) will have associated with it one right to purchase a share of the Company's preferred stock at a stipulated price in certain circumstances. See "-- Certain Provisions Relating to Changes in Control -- Stockholder Rights Plan".

PREFERRED STOCK

     The Restated Certificate of Incorporation will authorize the Company to issue 2,000,000 shares of preferred stock, par value $.01 per share, in one or more series, and authorize the Board of Directors to designate the dividend rights, preferences in liquidation and other rights, preferences, limitations and restrictions of and upon shares of each series, including voting, redemption and conversion rights. The Amended Stockholders Agreement provides that so long as ASI Partners, together with its Affiliates (as defined), owns at least 35% of the outstanding shares of Common Stock, the Company will not issue any shares of Common Stock or preferred stock without ASI Partners' prior written consent, except in connection with the Rights Agreement or pursuant to the Company's Employee Stock Ownership Plan, the Stock Plan or any other plans for the benefit of employees. In connection with the Rights Agreement, the Board of Directors designated 900,000 shares of preferred stock as a new series of Junior Participating Cumulative Preferred Stock. For a summary of the rights and preferences of this series, see "-- Certain Provisions Relating to Changes in Control -- Stockholder Rights Plan". It is not possible to state the actual effect of the authorization and issuance of one or more other series of preferred stock upon the rights of holders of Common Stock until the Board of Directors determines the specific terms, rights and preferences of a series of preferred stock. See "-- Certain Provisions Relating to Changes in Control -- Certain Effects of Authorized but Unissued Stock".

TRANSFER AGENT AND REGISTRAR

     Citibank, N.A. has been appointed as the transfer agent and registrar for the Common Stock.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

     Section 203 of the Delaware General Corporation Law ("Section 203") prohibits certain persons ("interested stockholders") from engaging in a "business combination" with a Delaware corporation for three years following the date such persons become interested stockholders. Interested stockholders generally include (i) persons who are the beneficial owners of 15% or more of the outstanding voting stock of the corporation and (ii) persons who are affiliates or associates of the corporation and who hold 15% or more of the corporation's outstanding voting stock at any time within three years before the date on which such a person's status as an interested stockholder is determined. Subject to certain exceptions, a "business combination" includes, among other things (i) mergers or consolidations, (ii) the sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets having an aggregate market value equal to 10% or more of either the aggregate market value of all assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation, (iii) transactions that result in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, except pursuant to a transaction that effects a pro rata distribution to all stockholders of the corporation, (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation that is owned directly or indirectly by the interested stockholder or (v) any receipt by the interested stockholder of the benefit (except proportionately as a stockholder) of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

     Section 203 does not apply to a business combination if (i) before a person becomes an interested stockholder, the board of directors of the corporation approves the transaction in which the interested stockholder became an interested stockholder or approves the business combination, (ii) upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (other than certain excluded shares) or (iii) following a transaction in which the person became an interested stockholder, the business combination is (a) approved by the board of directors of the corporation and (b) authorized at a regular or special meeting of stockholders (and not by written consent) by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.

CERTAIN PROVISIONS RELATING TO CHANGES IN CONTROL

     The Restated Certificate of Incorporation, Amended By-Laws and Stockholder Rights Plan contain several provisions that may make the acquisition of control of the Company by means of tender offer, open market purchases, a proxy contest or otherwise more difficult if not approved by the Board of Directors. A summary of those provisions is set forth below. In addition, certain events relating to a change of control of the Company or American Standard Inc. will constitute an event of default under the Existing Credit Agreement, and/or will entitle holders of certain of American Standard Inc.'s debt securities to require American Standard Inc. to repurchase such securities, which may indirectly make more difficult the acquisition of control of the Company. See "Certain Indebtedness".

     CLASSIFIED BOARD OF DIRECTORS. The Restated Certificate of Incorporation divides the Board of Directors into three classes. Each class will be nearly equal in number as possible. At each annual meeting of stockholders, directors will be elected to succeed those directors whose terms have expired, and each newly elected director will serve for a three-year term. See "Management -- Executive Officers and Directors". American Standard believes that a classified Board of Directors will help assure the continuity and stability of the Board of Directors and the Company's business strategies and policies. The classified board provision could increase the likelihood that, in the event of a takeover of the Company, incumbent directors will retain their positions. In addition, the classified board provision will help insure that the Board of Directors, if confronted with an unsolicited proposal from a third party that has acquired a block of the voting stock of the Company, will have sufficient time to review the proposal and appropriate alternatives and to seek the best available result for all stockholders. With a classified board, directors may only be removed for cause, except as provided in the Restated Certificate of Incorporation. The Restated Certificate of Incorporation provides that so long as ASI Partners, together with its Affiliates, owns at least 35% of the outstanding shares of Common Stock, directors may be removed by the requisite vote of stockholders with or without cause. Pursuant to the Amended Stockholders Agreement, so long as ASI Partners, together with its Affiliates (as defined), owns at least 10% of the outstanding shares of Common Stock, ASI Partners will have the right, exercisable at any time, to designate a certain number of nominees for election to the Board of Directors. See "Management -- Executive Officers and Directors." To exercise that right, ASI Partners may call a special meeting of stockholders or request that the stockholders act by written consent to vote on the election of director nominees ASI Partners is entitled to designate in accordance with such right and the removal of directors designated by ASI Partners, in which case the Company would prepare the requisite proxy statement or information statement for the Company's stockholders. The Amended By-Laws provide that vacant directorships (to the extent not filled by stockholders as described above) may be filled by the remaining directors, provided that, so long as ASI Partners, together with its Affiliates, owns at least 10% of the outstanding shares of Common Stock, ASI Partners will have the exclusive right to designate for nomination for election by such remaining directors an individual to fill any vacancy created by removal, death or resignation of a director designated for nomination by ASI Partners pursuant to the Amended Stockholders Agreement and directors not affiliated with ASI Partners shall have the exclusive right to designate for nomination for election by such remaining directors an individual to fill any vacancy created by removal or death or resignation of a director designated for election by such non-affiliated directors pursuant to the Amended Stockholders Agreement.

     NO STOCKHOLDER ACTION BY WRITTEN CONSENT; SPECIAL MEETINGS. The Restated Certificate of Incorporation prohibits stockholders from taking action by written consent in lieu of an annual or special meeting, and thus stockholders will only be able to take action at an annual or special meeting called in accordance with the Amended By-Laws, except that so long as ASI Partners, together with its Affiliates, owns at least 10% of the outstanding shares of Common Stock, stockholder action may be taken by written consent in order to vote on director nominees designated by ASI Partners pursuant to the Amended Stockholders Agreement or the removal of directors designated by ASI Partners. The Amended By-Laws provide that special meetings of stockholders may only be called by (i) the Chief Executive Officer or (ii) the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors or (iii) for purposes of voting on director nominees designated by ASI Partners pursuant to the Amended Stockholders Agreement or the removal of directors designated by ASI Partners, ASI Partners, so long as ASI Partners, together with its Affiliates, owns at least 10% of the outstanding shares of Common Stock. Special meetings will not be able to be called by the stockholders (except by ASI Partners as provided above).

     ADVANCE NOTICE REQUIREMENTS FOR STOCKHOLDER PROPOSALS AND DIRECTOR NOMINATIONS. The Amended By-Laws establish advance notice procedures with regard to stockholder proposals and the nomination, other than by or at the direction of the Board of Directors or a committee thereof, of candidates for election as directors. These procedures provide that notice of stockholder proposals and stockholder nominations for the election of directors at an annual meeting must be in writing and received by the Secretary of the Company no later than 50 days prior to such annual meeting (or if less than 50 days' notice of a meeting of stockholders is given, stockholder proposals and nominations must be delivered to the Secretary of the Company no later than the close of business on the seventh day following the day notice was mailed). Stockholder proposals and nominations for the election of directors at a special meeting must be in writing and received by the Secretary of the Company no later than the close of business on the tenth day following the day on which notice of the meeting was mailed or public disclosure of the date of the meeting was made, whichever occurs first. The Amended By-Laws provide that the foregoing advance notice requirements applicable to stockholder proposals and nominations for, and the election of, directors, will not apply to ASI Partners so long as ASI Partners, together with its Affiliates, owns at least 10% of the outstanding shares of Common Stock. The form of written notice of stockholder nominations must set forth certain information with respect to each nominee who is not an incumbent director.

     CERTAIN VOTING REQUIREMENTS. A 65% vote is required to amend or repeal certain provisions of the Amended By-Laws and to amend or repeal certain provisions of the Restated Certificate of Incorporation, including those: authorizing directors to issue rights (such as the Rights referred to below); relating to directors and to the nomination and election of directors; limiting the liability and authorizing the indemnification of directors; permitting directors to take into account not only the interests of stockholders but also certain other interests; requiring action by stockholders to be taken at a meeting of stockholders and not by written consent; and dealing with amendments to the Restated Certificate of Incorporation.

     ELIMINATION OF LIABILITY IN CERTAIN CIRCUMSTANCES. The Restated Certificate of Incorporation provides the Company's directors will not be liable to the Company or its stockholders for monetary damages resulting from breaches of their fiduciary duties as directors. Directors remain liable: for breaches of their duty of loyalty to the Company or its stockholders; for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; under Section 174 of the Delaware General Corporation Law; and for transactions from which a director derives improper personal benefit. In addition, the Company will enter into indemnification agreements with its directors which provide indemnification to the fullest extent permitted by the Delaware General Corporation Law. The Restated Certificate of Incorporation also provides that a director, in determining what he reasonably believes to be the best interests of American Standard, shall consider the interests of the stockholders and, in his or her discretion, may consider any of the following: the interests of American Standard's employees, suppliers, creditors and customers; the state of the U.S. and global economy; community and societal interests; and the long-term as well as the short-term interests of the Company and its stockholders, including the possibility that these interests may be best served by the continued independence of the Company.

     CERTAIN EFFECTS OF AUTHORIZED BUT UNISSUED STOCK. After consummation of the Offerings, the Company will have authorized approximately 117,000,000 unissued and unreserved shares of Common Stock and 2,000,000 unissued shares of preferred stock. Of the unissued shares of preferred stock, 900,000 shares were designated by the Board of Directors as Junior Cumulative Participating Preferred Stock. See "-- Certain Provisions Relating to Changes in Control-Stockholder Rights Plan". The unissued and unreserved shares of Common Stock and of preferred stock may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital and for facilitating corporate acquisitions. The Amended Stockholders Agreement provides that so long as ASI Partners, together with its Affiliates, owns at least 35% of the outstanding shares of Common Stock, the Company will not issue any such shares of Common Stock or preferred stock without ASI Partners' prior written consent, except in connection with the Rights Agreement or pursuant to the ESOP, the Stock Plan and other employee benefit plans. The Company may issue additional Common Stock to the ESOP over the next several years. Except pursuant to the ESOP, the Stock Plan, and other employee benefit plans, the Company does not currently have any plans to issue additional shares of Common Stock or preferred stock. One of the effects of issued and unreserved shares of capital stock may be to enable the Board of Directors to render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby to protect the continuity of its management. If, for example, the Board of Directors were to determine that a takeover proposal was not in American Standard's best interests, such shares could be issued by the Board of Directors without stockholder approval in one or more private transactions or other transactions that might prevent or render more difficult or costly the completion of the takeover transactions by diluting the voting or other rights of the proposed acquiror or insurgent stockholder group, by creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent Board of Directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.

     STOCKHOLDER RIGHTS PLAN. On January 4, 1995 the Board of Directors declared a dividend distribution of one right ("Right") for each outstanding share of Common Stock outstanding on January 4, 1995 (the "Record Date"). As a result, each outstanding share of Common Stock, including the Shares sold in the Offerings, and shares of Common Stock thereafter issued during the term of the Rights Agreement, will have associated with it one Right. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of the Company's Junior Participating Cumulative Preferred Stock, par value $.01 per share (the "Participating Preferred Stock"), at a price of $100 per one one-hundredth of a share (the "Purchase Price"), subject to adjustment.

     Until the earlier to occur of (a) ten business days following the time (the "Stock Acquisition Time") of a public announcement by the Company that a person or group of affiliated or associated persons (other than (i) ASI Partners or any of its affiliates or their immediate transferees (provided that any such transferee holding 15% or more of the outstanding Common Stock does not acquire any additional shares of Common Stock except from ASI Partners or any of its affiliates), (ii) any employee benefit plan of the Company, including the ESOP or (iii) directors, officers and employees of American Standard as a group) has acquired beneficial ownership (as defined in the Rights Agreement) of 15% or more of the outstanding shares of Common Stock (such 15% beneficial owner, an "Acquiring Person"), or (b) ten business days, or such later date as may be determined by the Board of Directors, after the date of the commencement or announcement by a person of an intention to make a tender offer or exchange offer for an amount of Common Stock which, together with the shares of such stock already owned by such person, constitutes 15% or more of the outstanding shares of Common Stock (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced by the certificates representing the Common Stock. The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date, upon transfer or new issuance of the Common Stock, will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any of the Common Stock certificates will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on January 5, 2005, unless earlier redeemed by the Company as described below.

     The Purchase Price payable, and the number of shares of Participating Preferred Stock or other securities or property issuable upon exercise of the Rights, are subject to customary anti-dilution protections.

     In the event that after the Stock Acquisition Time the Company is acquired in a merger or other business combination transaction or 50% or more of its assets, cash flow or earning power are sold or otherwise transferred, proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, the number of shares of common stock of the acquiring company which at the time of such transaction would have a market value (as defined in the Rights Agreement) of two times the exercise price of the Right. In the event that the Company were the surviving corporation of a merger and its Common Stock were changed or exchanged, proper provision shall be made so that each holder of a Right will thereafter have the right to receive upon exercise that number of shares of common stock of the other party to the transaction having a market value of two times the exercise price of the Right.

     In the event that a person or group becomes an Acquiring Person (otherwise than pursuant to a tender offer or exchange offer for all outstanding shares of Common Stock at a price and on terms which are determined to be fair and in the best interests of the Company and its stockholders by a majority of the members of the Board of Directors who are not Acquiring Persons or representatives or nominees of or affiliated or associated with an Acquiring Person and who either were members of the Board of Directors prior to the Stock Acquisition Time or subsequently became a member and whose election thereto was approved by a majority of the directors who were not Acquiring Persons or representatives or nominees of or affiliated or associated with an Acquiring Person ("Continuing Directors")), proper provision shall be made so that each holder of a Right (other than Rights that are beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive upon exercise that number of shares of Common Stock having a market value (as defined in the Rights Agreement) of two times the exercise price of the Right. A person or group will not be an Acquiring Person if the Board of Directors determines that such person or group became an Acquiring Person inadvertently and such person or group promptly divests itself of a sufficient number of shares of Common Stock so that such person or group is no longer an Acquiring Person.

     At any time prior to the earlier of (i) ten business days after the Stock Acquisition Time and (ii) January 5, 2005, the Company, by resolution of the Board of Directors, may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). If such resolution is adopted following the Stock Acquisition Time, it will be effective only with the concurrence of a majority of the Continuing Directors and only if the Continuing Directors constitute a majority of the members of the Board of Directors then in office. The Company may, by resolution of the Board of Directors at any time prior to the Stock Acquisition Time, extend the time in which the Rights may be redeemed. Immediately upon the action of the Board of Directors electing to redeem the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     At any time after a person becomes an Acquiring Person and prior to the acquisition by such person of 50% or more of the outstanding Common Stock, the Board of Directors (with the concurrence of a majority of the Continuing Directors and only if the Continuing Directors constitute a majority of the members of the Board of Directors) may exchange the Rights (other than Rights beneficially owned by such Acquiring Person, which have become void), in whole or in part, for Common Stock at an exchange ratio of one share of Common Stock per Right (subject to adjustment).

     Each share of Participating Preferred Stock purchasable upon exercise of the Rights will have a minimum preferential dividend of $100 per year, but will be entitled to receive, in the aggregate, a dividend of 100 times the dividend declared on a share of Common Stock. In the event of liquidation, dissolution or winding-up of the Company, the holders of the shares of Participating Preferred Stock will be entitled to receive a minimum liquidation payment of $100 per share, but will be entitled to receive an aggregate liquidation payment equal to 100 times the payment to be made per share of Common Stock. Each share of Participating Preferred Stock will have 100 votes, voting together with the shares of Common Stock. In addition, if dividends on the Participating Preferred Stock are in arrears for four consecutive quarterly payment periods, the holders of the Participating Preferred Stock will have the right, voting as a class, to elect two members of the Board of Directors. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Participating Preferred Stock will be entitled to receive 100 times the amount and type of consideration received per share of Common Stock. The rights of the shares of Participating Preferred Stock as to dividends and liquidation, and in the event of mergers and consolidations, are protected by anti-dilution provisions.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

     The Rights and the Rights Agreement can be amended by the Board of Directors in any respect (including, without limitation, any extension of the period in which the Rights may be redeemed) at any time prior to the Stock Acquisition Time. From and after such time, without the approval of all holders of the Common Stock or all holders of the Rights, the Board of Directors, by a majority of the Continuing Directors, provided that the Continuing Directors constitute a majority of the Board, may only supplement or amend the Rights Agreement in order (i) to cure any ambiguity, (ii) to correct or supplement any provision contained in the Rights Agreement which may be defective or inconsistent with any other provision in the Rights Agreement (iii) to shorten or lengthen any time period under the Rights Agreement or (iv) to make any changes or supplements which the Company and the Rights Agent may deem necessary or desirable which shall not adversely affect the interests of the holders of Right Certificates (other than an Acquiring Person or an affiliate or associate thereof).

                              CERTAIN INDEBTEDNESS

EXISTING CREDIT AGREEMENT

     The Company, American Standard Inc. and certain of its subsidiaries entered into an Assignment and Amendment Agreement, dated as of June 1, 1993, relating to the 1988 Credit Agreement, with Bankers Trust Company, as agent under the 1988 Credit Agreement, the financial institutions named as Banks in the 1988 Credit Agreement, certain of such financial institutions desiring to continue as lenders to the Company and certain additional financial institutions named therein (collectively, the "Lenders") and Chemical Bank, as Administrative Agent and Arranger for the Lenders. On June 2, 1993, the 1988 Credit Agreement was amended and restated in the form of a Credit Agreement, dated as of June 1, 1993 (as amended, modified or supplemented to the date hereof the "Existing Credit Agreement"), Chemical Bank succeeded Bankers Trust Company as agent, the outstanding loans and commitments were restructured and increased to provide for a multi-currency, multi-borrower facility initially in an aggregate amount of $1 billion. On October 21, 1994, the Existing Credit Agreement was amended to provide for the making of an additional term loan of $325 million to the Company (the "October Borrowing"), the proceeds of which were applied to redeem on November 21, 1994 all of the $316.8 million in aggregate principal amount of American Standard Inc.'s 14 1/4% Subordinated Discount Debentures and 12 3/4% Junior Subordinated Debentures. The following summaries of certain provisions of the Existing Credit Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the Existing Credit Agreement and the definitions therein of terms not defined in this Prospectus.

     The Existing Credit Agreement currently provides for an aggregate facility of approximately $1.2 billion as follows: (a) a $242 million multi-currency revolving credit facility (the "Revolving Credit Facility") available to all Borrowers (as defined); (b) a $176 million (at September 30, 1994 exchange rates) multi-currency periodic access credit facility (the "Periodic Access Facility") available to all Borrowers; and (c) four term loan facilities (each, a "Term Loan Facility"), consisting of a $222 million U.S. Dollar Tranche A Facility available to American Standard Inc., a $136 million (at September 30, 1994 exchange rates) Deutschemark Tranche B Facility available to WABCO Standard GmbH, an $82 million U.S. Dollar Tranche C Facility available to all Borrowers and a $325 million U.S. Dollar Tranche D Facility available to American Standard Inc.

  THE REVOLVING CREDIT FACILITY

     The Revolving Credit Facility currently provides for aggregate borrowings from time to time of up to $242 million for working capital purposes, of which up to $200 million may consist of outstanding or unreimbursed letters of credit. In addition, up to $40 million of the Revolving Credit Facility may be used for same day short term borrowings ("Swingline Loans").

     American Standard Inc. pays a commitment fee at the rate of 0.5% per annum on the unused portion of the Lenders' commitments under the Revolving Credit Facility, excluding any outstanding Swingline Loans. American Standard Inc. is required to reduce to $50 million the amount of borrowings outstanding under the Revolving Credit Facility for at least 30 consecutive days in each calendar year. On August 31 each year, the Revolving Credit Facility is reduced by $8,300,000. In addition, American Standard Inc. is required to repay the full amount of each of its outstanding revolving loans at the end of each interest period (a maximum of six months). American Standard Inc. may, however, reborrow such amounts subject to compliance with applicable conditions under the Credit Agreement.

  THE PERIODIC ACCESS AND TERM FACILITIES

     The Periodic Access Loans must be reduced by (a) $22,500,000 on the last day of each February and August through and including February 28, 1997 and (b) $10,417,000 on the last day of each February and August thereafter through the last day of February 2000. Loans under the Periodic Access Facility ("Periodic Access Loans") may be shifted among the borrowers during a particular 30-day period every twelve months.

     The outstanding principal balance of the Tranche A Term Loan is payable in semi-annual installments of $37,500,000 on the last day of February and August of each year, commencing August 31, 1997.

     The outstanding principal balance of the Tranche B Term Loan, subject to exchange rate fluctuations, is payable in semi-annual installments, on the last day of February and August of each year. Each installment is to be equal to 12.5% of the aggregate principal amount of the initial Tranche B Term Loan.

     The outstanding principal balance of the Tranche C Term Loans is payable in semi-annual installments of $8,350,000 on the last day of February and August of each year. Tranche C Term Loans may be assigned from one borrower to another during a particular 30-day period every twelve months, subject to certain conditions.

     The outstanding principal balance of the Tranche D Loan is payable on the last day of each February and August in equal semi-annual installments of $5,000,000 in the years 1995 through 1997, $12,500,000 in year 1998, $42,500,000 in the years 1999 and 2000, with a final payment of $100,000,000 on February 28, 2001.

  OTHER VOLUNTARY AND MANDATORY PREPAYMENTS

     In addition to the scheduled principal payments described above, the Existing Credit Agreement requires principal prepayments in an amount equal to 75% of Excess Cash Flow for any fiscal year (or 50%, in the case of any fiscal year during which the ratio of Free Cash Flow (as defined) of American Standard Inc. to Consolidated Cash Fixed Charges (as defined) is 2 to 1 or greater) and in amounts equal to the Net Cash Proceeds of certain sales of assets and specified percentages of the Net Cash Proceeds from certain issuances of equity securities. In addition, partial prepayments of Revolving Credit and Periodic Access Loans may be required in some cases if such Loans exceed the Lenders' Revolving Credit and Periodic Access Loan Commitments as a result of currency fluctuations.

  INTEREST

     Borrowings may bear interest based on a reserve adjusted London inter-bank offered rate, or, in the case of U.S. Dollar denominated borrowings, based on Chemical Bank's Alternate Base Rate. Swingline Loans in currencies other than U.S. Dollars will bear interest based on the average rate for overnight deposits for like principal amounts in the relevant currency obtainable by the Swingline Lender. On September 30, 1994, the weighted average interest rate per annum on borrowings under the Existing Credit Agreement was 7.9%.

  SECURITY

     All obligations of the borrowers under the Existing Credit Agreement are guaranteed by the Company, American Standard Inc. and the significant Domestic Subsidiaries of American Standard Inc. All such obligations of foreign borrowers are also guaranteed by certain foreign subsidiaries. The Loans and guarantee obligations are secured by mortgages and liens on the significant properties and other assets (including inventory, receivables, contract rights and intangibles), and pledges of the capital stock, of American Standard Inc. and certain of its domestic and foreign subsidiaries.

  COVENANTS

     The Existing Credit Agreement contains covenants that, among other things, restrict (a) mergers, certain sales of assets (including stock of subsidiaries) and changes in business or the conduct of business of the Company, American Standard Inc. and its subsidiaries, (b) liens, mortgages or other encumbrances on their assets, (c) sale/leaseback transactions, (d) operating leases, (e) dividends and distributions on, and repurchases and redemptions of, capital stock of American Standard Inc. and the Company, and issuances and sales of stock of the Company, American Standard Inc. and its subsidiaries, (f) voluntary prepayments, purchases, redemptions or defeasance of other Indebtedness, or required payments of principal or interest thereon during any event of default under the Existing Credit Agreement, (g) loans and other investments, including investments in subsidiaries and joint ventures, (h) intercompany transactions and (i) transactions with affiliates.

     The ability of American Standard Inc. to comply with the covenants and restrictions contained in the Credit Agreement may be affected by events beyond its control, and American Standard Inc. will be required to sustain the improved operating results achieved in 1994 to remain in compliance with such covenants and restrictions. There can be no assurance that such improved results will be sustained. The breach of any of these covenants or restrictions could result in a default under the Credit Agreement which could have the same consequences as a payment default described above under "Certain Investment Considerations -- Substantial Leverage". In order to avoid potential non-compliance with the covenants and restrictions contained in the Existing Credit Agreement, as well as its predecessor credit agreement, American Standard Inc. from time to time has had to obtain waivers and amendments. No assurance can be given that American Standard Inc. will be able to obtain similar waivers or amendments in the future under the Existing Credit Agreement or the New Credit Facility. American Standard Inc. is seeking to obtain covenants in the New Credit Facility that are more favorable to American Standard Inc. than those contained in the Existing Credit Agreement.

  CERTAIN FINANCIAL COVENANTS AND RATIOS

     DEBT. American Standard Inc. and its subsidiaries may not create, incur, assume, guarantee or permit to exist any Indebtedness, including Intercompany Indebtedness, except among other things: (a) the obligations under the Existing Credit Agreement; (b) enumerated Indebtedness of American Standard Inc. and its subsidiaries outstanding on June 1, 1993; (c) the Debentures; (d) certain Intercompany Indebtedness; (e) certain Indebtedness and Guarantees resulting from sales of receivables; (f) up to $25,000,000 in additional letters of credit obtained outside the Existing Credit Agreement in the ordinary course of business; (g) up to $25,000,000 in secured Indebtedness of 95% or less owned subsidiaries; (h) Indebtedness incurred to finance permitted Capital Expenditures and permitted Capital Leases; (i) Indebtedness of subsidiaries existing at the time they become subsidiaries; (j) Indebtedness of subsidiaries which are not Credit Parties or incurred before they become Credit Parties, or of American Standard Inc.'s Mexican and Brazilian subsidiaries, in an aggregate principal amount at any time outstanding which, together with the Indebtedness referred to in clause (f) above, is not in excess of $100,000,000 or, after the occurrence of a Deleveraging Event, $150,000,000; and (k) additional unsecured Indebtedness incurred by certain Credit Parties not exceeding $5,000,000.

     CAPITAL EXPENDITURES AND CAPITAL LEASES. American Standard Inc. and its subsidiaries may not make any Capital Expenditures or incur Capital Lease Obligations in any year (except for certain existing projects) in excess of $150 million in 1994 and 1995, and increasing amounts thereafter. Additional amounts of Capital Expenditures may be made depending on those made in each immediately preceding year and available cumulative Excess Cash Flow. The sum of the aggregate amount of Capital Lease Obligations of the Company and its subsidiaries (except for certain existing projects) plus the aggregate amount of other Indebtedness incurred to finance Capital Expenditures may not exceed $10 million in 1994 and any subsequent fiscal year or $50 million at any time outstanding.

     FINANCIAL TESTS, RATIOS. American Standard Inc. must satisfy certain financial tests, as follows:

     (a) American Standard Inc. may not permit Consolidated EBITDA for the periods beginning on July 1, 1993, and ending on the last day of each quarter (in each case taken as a single accounting period) to be less than specified amounts, which progressively increase. Through December, 31, 1995, such amounts are as follows and thereafter continue to increase:

                                        DATE                                  AMOUNT
                                        ----                                  ------
    September 30, 1994..................................................  $  470,000,000
    December 31, 1994...................................................  $  555,000,000
    March 31, 1995......................................................  $  630,000,000
    June 30, 1995.......................................................  $  750,000,000
    September 30, 1995..................................................  $  925,000,000
    December 31, 1995...................................................  $1,045,000,000

    (b) American Standard Inc. may not permit the ratio of (i) Consolidated Senior Debt at any time during any fiscal quarter to (ii) Consolidated Capital Funds of American Standard Inc. at such time to exceed specified ratios. Through December 31, 1995, such ratios are as follows and thereafter continue to decrease progressively:

                                     QUARTER ENDING                              RATIO
                                     --------------                              -----
    1994: Last Day of Third Fiscal Quarter..................................  1.50 : 1.00
          Last Day of Fourth Fiscal Quarter.................................  2.70 : 1.00
    1995: Last Day of First Fiscal Quarter..................................  2.60 : 1.00
          Last Day of Second Fiscal Quarter.................................  2.40 : 1.00
          Last Day of Third Fiscal Quarter..................................  2.20 : 1.00
          Last Day of Fourth Fiscal Quarter.................................  2.00 : 1.00

    (c) American Standard Inc. may not permit the ratio of (i) Free Cash Flow to (ii) Consolidated Cash Fixed Charges measured on specified measuring dates, in each case for the specified period to exceed certain ratios, which continue to increase after 1994. Through December 31, 1995, the measuring dates, periods and ratios are as follows:

 MEASURING DATE                      PERIOD                                 RATIO
 --------------                      ------                                 -----
September 30, 1994    Twelve Months Ended on Measuring Date              1.35 : 1.00
December 31, 1994     Twelve Months Ended on Measuring Date              1.55 : 1.00
March 31, 1995        Twelve Months Ended on Measuring Date              1.55 : 1.00
June 30, 1995         Twelve Months Ended on Measuring Date              1.65 : 1.00
September 30, 1995    Twelve Months Ended on Measuring Date              1.75 : 1.00
December 31, 1995     Twelve Months Ended on Measuring Date              1.90 : 1.00

  EVENTS OF DEFAULT

     The Existing Credit Agreement contains customary Events of Default, including payment defaults, failure of representations to be true in any material respect, covenant defaults, defaults in respect of other Indebtedness, bankruptcy, certain judgments, ERISA defaults, and a change of control of the Company or American Standard Inc.

  EXISTING CREDIT AGREEMENT DEFINITIONS

     The following definitions apply to the Existing Credit Agreement provisions described above. Capitalized terms used without definition in the description of the Existing Credit Agreement are used as defined in the Existing Credit Agreement.

     "Consolidated Capital Funds" means, with respect to any person at any time, the sum of (i) Consolidated Net Worth of such person at such time and (ii) the outstanding principal amount of the Subordinated Indebtedness of such person at such time; provided that, with respect to any Subordinated Indebtedness issued with "original issue discount", the amount of such Subordinated

Indebtedness is the accreted amount thereof, determined on the date Consolidated Capital Funds is being determined.

     "Consolidated EBITDA" means for any person, without duplication, for any period for which such amount is being determined, the sum for such period of (i) Consolidated Net Income (as defined to exclude after-tax gains, but not pre-tax losses, on sales of assets out of the ordinary course of business and to exclude premium expense and write-offs of financing costs in connection with prepayments or redemptions of Indebtedness), (ii) provision for taxes based on income, (iii) Consolidated Interest Expense and (iv) other non-cash items (including depreciation expense and amortization expense) reducing Consolidated Net Income, all as determined on a consolidated basis for such person and its Consolidated Subsidiaries in accordance with GAAP.

     "Consolidated Net Worth" means, with respect to any person, as at any date of determination, the sum of the capital stock and additional paid-in capital plus retained earnings (or minus accumulated deficit) of such person and its Consolidated Subsidiaries on a consolidated after-tax basis determined in accordance with GAAP, less the sum of the capital stock and additional paid-in capital plus retained earnings (or minus accumulated deficit) of such person and its Consolidated Subsidiaries as of June 30, 1993, and excluding (i) premium expense and write-offs of financing costs deducted in connection with the prepayment or redemption of Indebtedness subsequent to June 30, 1993, and (ii) after-tax gains on the sales of assets out of the ordinary course of business of such person and its Consolidated Subsidiaries subsequent to June 30, 1993.

     "Credit Parties" means the Company, American Standard Inc., the Borrowers, certain Subsidiaries enumerated in the Existing Credit Agreement, and any additional Subsidiaries which become Subsidiary Guarantors or members of Standard Europe, a European Economic Interest Grouping, and includes most significant Subsidiaries of the Company in North America, Europe and Brazil.

     "Deleveraging Event" means the receipt by the Company of gross cash proceeds aggregating $500,000,000 or more from one or more issuances by the Company of its Common Stock.

     "Free Cash Flow" means, for any person, for any period, Consolidated EBITDA for such period minus Consolidated Capital Expenditures for such period.

CERTAIN OTHER INDEBTEDNESS

     The following summaries of certain American Standard Inc. debt instruments do not purport to be complete and each is qualified in its entirety by reference to the relevant indenture, copies of which have been filed as exhibits to the Registration Statement.

  SINKING FUND DEBENTURES

     In 1986, American Standard Inc. issued $150 million aggregate principal amount of 9 1/4% Sinking Fund Debentures Due 2016 (the "Sinking Fund Debentures"). The Sinking Fund Debentures are secured, equally and ratably with indebtedness under the Existing Credit Agreement and certain related indebtedness, by mortgages on the principal U.S. properties of American Standard Inc.

     The Sinking Fund Debentures are redeemable at the option of American Standard Inc., in whole or in part, at redemption prices declining from 105.55% in 1994 to 100% in 2006 and thereafter. Notwithstanding the foregoing provisions, the Sinking Fund Debentures may not be redeemed prior to December 1, 1996, as part of, or in anticipation of, any refunding operation by the application, directly or indirectly, of moneys borrowed having an interest cost to American Standard Inc. of less than 9 1/4% per annum.

     American Standard Inc. is required to provide for the retirement, by redemption, of $7.5 million principal amount of Sinking Fund Debentures on or before December 1 in each of the years 1997 to 2015, inclusive, at a redemption price equal to 100% of the principal amount thereof plus accrued interest to the redemption date. At its option, American Standard Inc. may redeem on each Sinking Fund payment date an additional $15 million principal amount of Sinking Fund Debentures, at such redemption price. The right to exercise such optional redemption is not cumulative.

  SENIOR NOTES

     On May 20, 1992, American Standard Inc. issued $150 million aggregate principal amount of the 10 7/8% Senior Notes Due 1999 (the "Senior Notes"). To the extent required under the indenture relating thereto, the Senior Notes are secured equally and ratably with the other Senior Securities (as defined), indebtedness under the Existing Credit Agreement and certain related indebtedness, by mortgages on the principal U.S. properties of American Standard Inc.

     The Senior Notes may not be redeemed at the option of American Standard Inc. There is no mandatory sinking fund for the Senior Notes. The Senior Note indenture has provisions requiring American Standard Inc. to offer to repurchase Senior Notes upon the occurrence of a change of control of the Company or American Standard Inc.

  SENIOR DEBENTURES

     On May 20, 1992, American Standard Inc. issued $250 million aggregate principal amount of the 11 3/8% Senior Debentures Due 2004 (the "Senior Debentures"). To the extent required under the indenture relating thereto, the Senior Debentures are secured, equally and ratably with the other Senior Securities (as defined), indebtedness under the Existing Credit Agreement and certain related indebtedness, by mortgages on the principal U.S. properties of American Standard Inc.

     The Senior Debentures may not be redeemed prior to May 15, 1997. Thereafter, the Senior Debentures may be redeemed at the option of American Standard Inc., in whole or in part, at redemption prices declining from 105.69% in 1997 to 100% in 2002 and thereafter. There is no mandatory sinking fund for the Senior Debentures.

     The Senior Debenture indenture has provisions requiring American Standard Inc. to offer to repurchase Senior Debentures upon the occurrence of a change of control of the Company or American Standard Inc.

  9 7/8% SENIOR SUBORDINATED NOTES

     On June 1, 1993, American Standard Inc. issued $200 million aggregate principal amount of the 9 7/8% Senior Subordinated Notes Due 2001 (the "9 7/8% Senior Subordinated Notes"). The 9 7/8% Senior Subordinated Notes are unsecured. The payment of the principal of, premium, if any, and interest on the 9 7/8% Senior Subordinated Notes is subordinated in right of payment, as set forth in the Senior Subordinated Note indenture, to the payment when due of all Senior Debt (as defined in the Senior Subordinated Note indenture).

     The 9 7/8% Senior Subordinated Notes may not be redeemed prior to June 1, 1998. Thereafter, the 9 7/8% Senior Subordinated Notes may be redeemed at the option of American Standard Inc., in whole or in part, at redemption prices declining from 102.82% in 1998 to 100% in 2000 and thereafter. There is no mandatory sinking fund for the 9 7/8% Senior Subordinated Notes.

     The Senior Subordinated Note indenture has provisions requiring American Standard Inc. to offer to repurchase 9 7/8% Senior Subordinated Notes upon the occurrence of a change of control of the Company or American Standard Inc.

10 1/2% SENIOR SUBORDINATED DISCOUNT DEBENTURES

     On June 1, 1993, American Standard Inc. issued $750.7 million aggregate principal amount of the 10 1/2% Senior Subordinated Discount Debentures Due 2005 (the "10 1/2% Senior Subordinated Discount Debentures"). Interest payments on the 10 1/2% Senior Subordinated Discount Debentures are not required prior to December 1, 1998. Commencing December 1, 1998, interest on the 10 1/2% Senior Subordinated Discount Debentures at 10 1/2% per annum is payable semiannually on June 1 and December 1 of each year. The 10 1/2% Senior Subordinated Discount Debentures are unsecured. The payment of the principal of, premium, if any, and interest on the 10 1/2% Senior Subordinated

Discount Debentures is subordinated in right of payment, as set forth in the Senior Subordinated Discount Debenture Indenture, to the payment when due of all Senior Debt (as defined in the Senior Subordinated Discount Debenture Indenture) of American Standard Inc.

     Except as set forth below, the 10 1/2% Senior Subordinated Discount Debentures may not be redeemed prior to June 1, 1998. Thereafter, the 10 1/2% Senior Subordinated Discount Debentures may be redeemed at the option of American Standard Inc., in whole or in part, at redemption prices declining from 104.66% in 1998 to 100% in 2002 and thereafter.

     In the event that on or prior to June 1, 1996, American Standard Inc. receives from the sale of its common stock or the Common Stock of the Company aggregate net proceeds of at least $250 million, American Standard Inc. may, at its option, use all or a portion of such proceeds to redeem up to 35% of the original principal amount of the 10 1/2% Senior Subordinated Discount Debentures, on not less than 30 nor more than 60 days' notice and within 75 days of such sale, at a redemption price equal to the following percentages of Accreted Amount (as defined in the Senior Subordinated Discount Debenture indenture) at the date of redemption:

                                    YEAR                      REDEMPTION PRICE
                --------------------------------------------  ----------------
                1994........................................       110.50%
                1995........................................       109.33
                1996........................................       108.16

     American Standard Inc. is required to provide for the retirement, by redemption of $187.7 million principal amount of 10 1/2% Senior Subordinated Discount Debentures on each of June 1, 2003, and June 1, 2004, in each case at a redemption price equal to 100% of the principal amount thereof, plus accrued interest to the redemption date. Such redemptions are calculated to retire approximately 50% of the principal amount of the 10 1/2% Senior Subordinated Discount Debentures prior to maturity. In addition, the Senior Subordinated Discount Debenture Indenture has provisions requiring American Standard Inc. to offer to repurchase 10 1/2% Senior Subordinated Discount Debentures upon the occurrence of a change of control of the Company or American Standard Inc.

  CERTAIN COVENANTS; EVENTS OF DEFAULT

     The indentures relating to the Sinking Fund Debentures, Senior Notes, Senior Debentures, 9 7/8% Senior Subordinated Notes and 10 1/2% Senior Subordinated Discount Debentures contain various restrictive covenants that, among other things, impose limitations on American Standard Inc. and its subsidiaries with respect to: (i) the incurrence of indebtedness by American Standard Inc. and its subsidiaries; (ii) the declaration or payment of dividends and the redemption or purchase of the capital stock or certain indebtedness of American Standard Inc. and its subsidiaries; (iii) the issuance of preferred stock by subsidiaries of American Standard Inc.; (iv) the ability of American Standard Inc.'s subsidiaries to enter into agreements which restrict their ability to declare and pay dividends and other distributions; (v) the sale or other disposition of assets of American Standard Inc. or capital stock of its subsidiaries; (vi) the ability of American Standard Inc. and its subsidiaries to engage in transactions with affiliates; (vii) consolidations, mergers and sales of all or substantially all the assets of American Standard Inc. and its subsidiaries; (viii) the ability of American Standard Inc. and certain of its subsidiaries to enter into certain sale and leaseback arrangements; and (ix) the ability of American Standard Inc. and its subsidiaries to grant mortgages or liens on their principal properties.

     The indentures relating to the Senior Notes, the Senior Debentures, the 9 7/8% Senior Subordinated Notes and the 10 1/2% Senior Subordinated Discount Debentures contain provisions requiring American Standard Inc. to offer to repurchase such securities upon the occurrence of a change of control of the Company or American Standard Inc.

     The indentures relating to the Sinking Fund Debentures, Senior Notes, Senior Debentures, 9 7/8% Senior Subordinated Notes and 10 1/2% Senior Subordinated Discount Debentures contain various events of default, including, among other things, (i) default by American Standard Inc. in the payment of principal or interest or any mandatory sinking fund payment on the relevant security;

(ii) failure by American Standard Inc. to comply with the covenants contained in the relevant indenture; (iii) failure by American Standard Inc. to comply with its obligations under any "Successor Corporation" section, if contained in the relevant indenture; (iv) failure by American Standard Inc. or certain of its subsidiaries to pay their respective indebtedness within any applicable grace period after final maturity or acceleration of such indebtedness because of a default, where the total amount of debt unpaid or accelerated exceeds a specified amount ranging from $10 million to $25 million (as set forth in the relevant indenture); (v) failure of certain subsidiaries to pay their respective indebtedness within any applicable grace period after final maturity or acceleration of such indebtedness because of a default, where the total amount unpaid or accelerated exceeds $50 million; (vi) certain events of bankruptcy, insolvency or reorganization of American Standard Inc. or certain of its subsidiaries; and (vii) any judgment or decree for the payment of money in excess of $25 million (to the extent not covered by insurance or a bond) being rendered against American Standard Inc. or certain of its subsidiaries, which judgment or decree is not discharged, waived or the execution thereof stayed within a period of 60 days.

                                  UNDERWRITING

     Subject to the terms and conditions of the U.S. Underwriting Agreement, the Company has agreed to sell to each of the U.S. Underwriters named below, and each of such U.S. Underwriters, for whom Goldman, Sachs & Co., CS First Boston Corporation, Morgan Stanley & Co. Incorporated, and Smith Barney Inc. are acting as representatives, has severally agreed to purchase from the Company, the respective number of shares of Common Stock set forth opposite its name below:

                                                                      NUMBER OF
                                                                      SHARES OF
                             U.S. UNDERWRITERS                       COMMON STOCK
        -----------------------------------------------------------  ------------
        Goldman, Sachs & Co........................................
        CS First Boston Corporation................................
        Morgan Stanley & Co. Incorporated..........................
        Smith Barney Inc...........................................

                                                                     ------------
                  Total............................................   10,000,000
                                                                     ===============

     Under the terms and conditions of the U.S. Underwriting Agreement, the U.S. Underwriters are committed to take and pay for all of the Shares, if any are taken.

     The U.S. Underwriters propose to offer the Shares in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus, and in part to certain securities dealers at such price less a
concession of $          per share. The U.S. Underwriters may allow, and such
dealers may reallow, a concession not in excess of $          per share to
certain brokers and dealers. After the Shares are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

     The Company has entered into an underwriting agreement (the "International Underwriting Agreement") with the underwriters of the international offering (the "International Underwriters") providing for the concurrent offer and sale of 4,500,000 Shares in an international offering outside the United States. The offering price and aggregate underwriting discounts and commissions per share for the two offerings are identical. The closing of the offering made hereby is a condition to the closing of the international offering, and vice versa. The representatives of the International

Underwriters are Goldman Sachs International, S.G. Warburg Securities Ltd., CS First Boston Limited and Morgan Stanley & Co. International Limited.


     An affiliate of Smith Barney Inc. and an affiliate of CS First Boston Corporation own indirect equity interests in ASI Partners which, after giving effect to the Offerings, will own approximately 60% of the outstanding Common Stock of the Company. Accordingly, the provisions of Schedule E to the By-Laws of the National Association of Securities Dealers, Inc. apply to the Offerings, and the initial public offering price can be no higher than that recommended by a "qualified independent underwriter" meeting certain standards. In accordance with this requirement, Goldman, Sachs & Co. has served in such role and has recommended a price in compliance with the requirements of Schedule E. Goldman, Sachs & Co. in its role as qualified independent underwriter has performed due diligence investigations and reviewed and participated in the preparation of this Prospectus and the Registration Statement of which this Prospectus forms a part. The representatives of the Underwriters have informed the Company that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority except in accordance with Schedule E. In addition, an affiliate of Smith Barney Inc., affiliates of CS First Boston Corporation and an affiliate of S.G. Warburg Securities Ltd. are investors in investment funds sponsored by Kelso, which funds are not investors in the Company.

     Pursuant to an agreement between the U.S. and International Underwriting Syndicates (the "Agreement Between") relating to the two Offerings, each of the U.S. Underwriters named herein has agreed or will agree pursuant to the Agreement Between that, as a part of the distribution of the Shares offered hereby and subject to certain exceptions, it will offer, sell or deliver the Shares offered hereby and other shares of Common Stock, directly or indirectly, only in the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (the "United States") and to U.S. persons, which term shall mean, for purposes of this paragraph: (a) any individual who is a resident of the United States or (b) any corporation, partnership or other entity organized in or under the laws of the United States or any political subdivision thereof and whose office most directly involved with the purchase is located in the United States. Each of the International Underwriters has agreed or will agree pursuant to the Agreement Between that, as a part of the distribution of the Shares offered as a part of the international offering, and subject to certain exceptions, it will (i) not, directly or indirectly, offer, sell or deliver shares of Common Stock (a) in the United States or to any U.S. persons or (b) to any person whom it believes intends to reoffer, resell or deliver the shares in the United States or to any U.S. persons, and (ii) cause any dealer to whom it may sell such shares at any concession to agree to observe a similar restriction.

     Pursuant to the Agreement Between, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed. The price of any shares so sold shall be the initial public offering price, less an amount not greater than the selling concession.

     The Company has granted the U.S. Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 1,500,000 additional shares of Common Stock to cover over-allotments, if any, at the initial public offering price, less the underwriting discount, as set forth in this Prospectus. If the U.S. Underwriters exercise their over-allotment option, the U.S. Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the total number of shares. The U.S. Underwriters may exercise such option only to cover over-allotments in connection with the sale of the shares. The Company has granted the International Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 675,000 additional shares of Common Stock, solely to cover over-allotments, at the initial public offering price less the underwriting discount, as set forth on the cover page of this Prospectus.

     At the Company's request, the Underwriters have agreed to make available shares of Common Stock for sale at the initial public offering price to officers, directors, employees and certain other persons associated with the Company. The number of shares of Common Stock available for sale to the general public will be reduced to the extent that these persons purchase such shares. Any such shares not purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby.

     The Company and certain existing stockholders (including ASI Partners) have agreed not to offer, sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of the representatives of the Underwriters, except for the shares of Common Stock offered in connection with the concurrent U.S. and international offerings and shares of Common Stock issued pursuant to the Stock Plan. Such consent may be provided without prior notice to holders of the Common Stock or to the markets where such securities are traded.

     Prior to the Offerings, there has been no public market for the Common Stock. The initial public offering price was negotiated among American Standard and the representatives of the U.S. Underwriters and the International Underwriters. Among the factors considered in determining the initial public offering price of the Common Stock, in addition to prevailing market conditions, were the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

     The Common Stock has been authorized for listing, subject to official notice of issuance, on the New York Stock Exchange. In order to meet one of the requirements for listing the Common Stock on the New York Stock Exchange, the U.S. Underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.

     The representatives of the Underwriters have in the past provided and may continue to provide investment banking services to the Company and Kelso.

     The Company and American Standard Inc. have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     The validity of the Shares will be passed upon for the Company by Debevoise & Plimpton, New York, New York. Debevoise & Plimpton also acts and may hereafter act as counsel to Kelso and its affiliates, including ASI Partners. Certain legal matters in connection with the Offerings will be passed upon for the Underwriters by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York.

                                    EXPERTS

     The consolidated financial statements of the Company as of December 31, 1992 and 1993, and for each of the three years in the period ended December 31, 1993 appearing in this Prospectus and the Registration Statement and the consolidated financial statements of the Company appearing in the Company's Annual Report on Form 10-K for the year ended December 31, 1993 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein or included herein or incorporated herein by reference, and have been so included or incorporated by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.


     Certain information with respect to German tax matters has been included herein in reliance upon the authority of Meilicke & Partner as experts in German tax matters.

               AMERICAN STANDARD COMPANIES INC. AND SUBSIDIARIES
                       (FORMERLY ASI HOLDING CORPORATION)

       INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Audited Financial Statements:

     Responsibility for Financial Statements.......................................    F-2

     Report of Independent Auditors................................................    F-3

     Consolidated Statement of Operations
       for the three years ended December 31, 1993.................................    F-4

     Consolidated Balance Sheet
       as of December 31, 1992 and 1993............................................    F-5

     Consolidated Statement of Stockholders' Equity
       (Deficit) for the three years ended December 31, 1993.......................    F-6

     Consolidated Statement of Cash Flows
       for the three years ended December 31, 1993.................................    F-7

     Notes to Consolidated Financial Statements....................................    F-8

     Segment Data..................................................................    F-25

     Quarterly Data................................................................    F-27

Unaudited Interim Financial Statements:

     Summary Statement of Operations for the nine months ended
       September 30, 1993 and 1994.................................................    F-28

     Summary Balance Sheet as of September 30, 1994................................    F-29

     Summary Statement of Cash Flows for the nine months ended
       September 30, 1993 and 1994.................................................    F-30

     Notes to Summary Financial Statements.........................................    F-31

                    RESPONSIBILITY FOR FINANCIAL STATEMENTS

     The accompanying consolidated balance sheets at December 31, 1992 and 1993, and related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years ended December 31, 1991, 1992 and 1993, have been prepared in conformity with generally accepted accounting principles, and the Company believes the statements set forth a fair presentation of financial condition and results of operations. The Company believes that the accounting systems and related controls that it maintains are sufficient to provide reasonable assurance that the financial records are reliable for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance is based on the recognition that the cost of a system of internal control must be related to the benefits derived and that the balancing of those factors requires estimates and judgment. Reporting on the financial affairs of the Company is the responsibility of its principal officers, subject to audit by independent auditors, who are engaged to express an opinion on the Company's financial statements. The Board of Directors has an Audit Committee of non-employee Directors which meets periodically with the Company's financial officers, internal auditors, and the independent auditors and monitors the accounting affairs of the Company.

AMERICAN STANDARD COMPANIES INC.
(formerly ASI Holding Corporation)

New York, New York
March 14, 1994

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors
American Standard Companies Inc.

     We have audited the accompanying consolidated balance sheets of American Standard Companies Inc. (formerly ASI Holding Corporation) and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Standard Companies Inc. and subsidiaries at December 31, 1993 and 1992, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

                                                    Ernst & Young LLP

New York, New York
March 14, 1994

               AMERICAN STANDARD COMPANIES INC. AND SUBSIDIARIES
                       (FORMERLY ASI HOLDING CORPORATION)

                      CONSOLIDATED STATEMENT OF OPERATIONS
                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                             YEAR ENDED DECEMBER 31,
                                                     ----------------------------------------
                                                        1991           1992           1993
                                                     ----------     ----------     ----------
Sales..............................................  $3,595,267     $3,791,929     $3,830,462
                                                     ----------     ----------     ----------
Costs and expenses
  Cost of sales....................................   2,752,068      2,852,230      2,902,562
  Selling and administrative expenses..............     614,259        678,742        692,229
  Other expenses...................................       8,082         24,672         38,281
  Interest expense (includes debt issuance cost
     amortization of $5,335 for 1991, $5,983 for
     1992 and $11,461 for 1993)....................     286,316        288,851        277,860
  Loss on sale of Tyler Refrigeration..............      22,391             --             --
                                                     ----------     ----------     ----------
                                                      3,683,116      3,844,495      3,910,932
                                                     ----------     ----------     ----------
Loss before income taxes, extraordinary loss and
  cumulative effects of changes in accounting
  methods..........................................     (87,849)       (52,566)       (80,470)
Income taxes.......................................      23,033          4,672         36,165
                                                     ----------     ----------     ----------
Loss before extraordinary loss and cumulative
  effects of changes in accounting methods.........    (110,882)       (57,238)      (116,635)
Extraordinary loss on retirement of debt (Note
  8)...............................................          --             --        (91,932)
Cumulative effects of changes in accounting
  methods (Notes 2 and 3)..........................     (32,291)            --             --
                                                     ----------     ----------     ----------
Net loss...........................................    (143,173)       (57,238)      (208,567)
Preferred dividend.................................     (13,855)       (15,707)        (8,624)
                                                     ----------     ----------     ----------
Net loss applicable to common shares...............  $ (157,028)    $  (72,945)    $ (217,191)
                                                     ==========     ==========     ==========
Loss per common share:
Loss from continuing operations before
  extraordinary loss and cumulative effects of
  changes in accounting methods....................  $    (2.14)    $    (1.24)    $    (2.11)
Extraordinary loss on retirement of debt...........          --             --          (1.55)
Cumulative effects of changes in accounting
  methods..........................................        (.55)            --             --
                                                     ----------     ----------     ----------
Net loss per common share..........................  $    (2.69)    $    (1.24)    $    (3.66)
                                                     ==========     ==========     ==========
Average number of outstanding common shares and
  equivalents......................................  58,338,195     58,636,118     59,313,073
                                                     ==========     ==========     ==========

                See notes to consolidated financial statements.

               AMERICAN STANDARD COMPANIES INC. AND SUBSIDIARIES

                       (FORMERLY ASI HOLDING CORPORATION)

                          CONSOLIDATED BALANCE SHEETS
                  (DOLLARS IN THOUSANDS EXCEPT SHARE AMOUNTS)

                                     ASSETS

                                                                         AT DECEMBER 31,
                                                                    -------------------------
                                                                       1992           1993
                                                                    ----------     ----------
Current assets
  Cash and certificates of deposit................................  $  111,549     $   53,237
  Cash in escrow..................................................       1,722            932
  Accounts receivable, less allowance for doubtful accounts --
     1992, $12,827; 1993, $15,666.................................     468,731        507,322
  Inventories.....................................................     384,857        325,819
  Future income tax benefits......................................      33,192         24,562
  Other current assets............................................      31,199         29,811
                                                                    ----------     ----------
          Total current assets....................................   1,031,250        941,683
Facilities, at cost net of accumulated depreciation...............     832,811        820,523
Other assets
  Goodwill, net of accumulated amortization -- 1992, $141,858;
     1993, $169,879...............................................   1,101,716      1,025,774
  Debt issuance costs, net of accumulated amortization -- 1992,
     $77,776; 1993, $9,670........................................      51,308         78,102
  Other...........................................................     109,333        120,997
                                                                    ----------     ----------
                                                                    $3,126,418     $2,987,079
                                                                    ==========     ==========

                     LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities
  Loans payable to banks..........................................  $   99,150     $   38,036
  Current maturities of long-term debt............................      13,458        105,939
  Accounts payable................................................     271,855        307,326
  Accrued payrolls................................................     105,400         99,758
  Other accrued liabilities.......................................     230,335        263,322
  Taxes on income.................................................      18,848         47,003
                                                                    ----------     ----------
          Total current liabilities...............................     739,046        861,384
Long-term debt....................................................   2,032,064      2,191,737
Other long-term liabilities
  Reserve for postretirement benefits.............................     368,868        387,038
  Deferred tax liabilities........................................      73,307         45,625
  Other...........................................................     228,521        224,108
                                                                    ----------     ----------
          Total liabilities.......................................   3,441,806      3,709,892
Commitments and contingencies
Exchangeable preferred stock......................................     133,176             --
Stockholders' deficit
  Common stock, $.01 par value, 200,000,000 shares authorized;
     59,021,468 shares issued and outstanding in 1992, 59,645,838
     in 1993......................................................         590            596
  Capital surplus.................................................     191,997        188,387
  Subscriptions receivable........................................      (3,316)        (2,588)
  ESOP shares.....................................................      (9,527)        (4,331)
  Accumulated deficit.............................................    (541,436)      (750,003)
  Foreign currency translation effects............................     (86,872)      (149,220)
  Minimum pension liability adjustment............................          --         (5,654)
                                                                    ----------     ----------
          Total stockholders' deficit.............................    (448,564)      (722,813)
                                                                    ----------     ----------
                                                                    $3,126,418     $2,987,079
                                                                    ==========     ==========

                See notes to consolidated financial statements.

               AMERICAN STANDARD COMPANIES INC. AND SUBSIDIARIES
                       (FORMERLY ASI HOLDING CORPORATION)

                  STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
                             (DOLLARS IN THOUSANDS)

                                                                                          FOREIGN
                                                  SUB-                                   CURRENCY
                                   CAPITAL     SCRIPTIONS      ESOP      ACCUMULATED    TRANSLATION
                                   SURPLUS     RECEIVABLE     SHARES       DEFICIT        EFFECTS
                                   -------     ----------     ------     -----------    -----------
Balance at December 31, 1990.....  $216,041     $ (5,055)    $(22,084)    $(341,025)     $  (48,549)
  Net loss -- Year 1991..........        --           --           --      (143,173)             --
  Common stock repurchased.......   (17,809)          --           --            --              --
  Common stock issued............     6,010           --           --            --              --
  Payments on subscriptions......        --        1,086           --            --              --
  ESOP shares allocated to
     employees...................    12,928           --        7,045            --              --
  Stock dividend on exchangeable
     preferred stock.............   (13,855)          --           --            --              --
  Foreign currency translation...        --           --           --            --          (2,147)
                                   --------     --------     --------     ---------      ----------
Balance at December 31, 1991.....   203,315       (3,969)     (15,039)     (484,198)        (50,696)
  Net loss -- Year 1992..........        --           --           --       (57,238)             --
  Common stock repurchased.......   (13,130)          --           --            --              --
  Common stock issued............     3,103           --           --            --              --
  Payments on subscriptions......        --          653           --            --              --
  ESOP shares allocated to
     employees...................    14,416           --        5,512            --              --
  Stock dividend on exchangeable
     preferred stock.............   (15,707)          --           --            --              --
  Foreign currency translation...        --           --           --            --         (36,176)
                                   --------     --------     --------     ---------      ----------
Balance at December 31, 1992.....   191,997       (3,316)      (9,527)     (541,436)        (86,872)
  Net loss -- Year 1993..........        --           --           --      (208,567)             --
  Common stock repurchased.......   (16,665)          --           --            --              --
  Common stock issued............     4,585           --           --            --              --
  Payments on subscriptions......        --          728           --            --              --
  ESOP shares allocated to
     employees...................    17,094           --        5,196            --              --
  Stock dividend on exchangeable
     preferred stock.............    (8,624)          --           --            --              --
  Foreign currency translation...        --           --           --            --         (62,348)
                                   --------     --------     --------     ---------      ----------
Balance at December 31, 1993.....  $188,387     $ (2,588)    $ (4,331)    $(750,003)     $ (149,220)
                                   ========     ========     ========     =========      ==========

                See notes to consolidated financial statements.

               AMERICAN STANDARD COMPANIES INC. AND SUBSIDIARIES
                       (FORMERLY ASI HOLDING CORPORATION)

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                        YEAR ENDED DECEMBER 31,
                                                                 -------------------------------------
                                                                   1991          1992          1993
                                                                 ---------     ---------     ---------
Cash provided (used) by:
Operating activities:
  Loss before extraordinary loss and cumulative effects of
    changes in accounting methods..............................  $(110,882)    $ (57,238)    $(116,635)
  Loss on Tyler Refrigeration sale.............................     22,391            --            --
  Depreciation.................................................    107,153       111,643       106,041
  Amortization of goodwill.....................................     33,036        33,064        30,807
  Non-cash interest............................................     56,859        65,527        65,031
  Non-cash stock compensation..................................     25,980        23,076        25,679
  Amortization of debt issuance costs..........................      5,335         5,983        11,461
  Loss (gain) on sale of fixed assets..........................     (2,736)         (660)        2,963
  Changes in assets and liabilities:
    Accounts receivable........................................      2,615       (20,081)      (48,680)
    Inventories................................................     60,364        44,163        47,321
    Accounts payable and accrued payrolls......................     49,516        (8,308)       40,124
    Postretirement benefits....................................     14,273        22,074        22,687
    Income taxes...............................................    (53,708)      (48,974)       (4,232)
    Other long-term liabilities................................     23,334         3,805        13,271
    Other, net.................................................      7,211          (428)        5,003
                                                                 ---------     ---------     ---------
Net cash provided by operating activities......................  $ 240,741     $ 173,646     $ 200,841
                                                                 ---------     ---------     ---------
Investing activities:
  Purchases of property, plant and equipment...................  $ (90,713)    $ (87,409)    $ (90,474)
  Investments in affiliated companies..........................    (19,734)      (20,608)       (7,556)
  Cash of subsidiaries consolidated............................         --        10,703         4,514
  Proceeds from disposals of property, plant and equipment.....     12,703        11,133         4,003
  Investment in Tyler Holdings preferred stock.................     (2,780)           --            --
  Net proceeds from asset sales................................     81,470            --            --
                                                                 ---------     ---------     ---------
Net cash used by investing activities..........................    (19,054)      (86,181)      (89,513)
                                                                 ---------     ---------     ---------
Financing activities:
  Proceeds from issuance of notes and debentures...............         --       388,750       650,000
  Proceeds from Term Loans.....................................         --            --       750,000
  Repayment of Term Loans......................................   (159,629)     (448,664)     (454,630)
  Redemptions of debentures....................................         --        (5,000)     (915,851)
  Premiums on redemption of debentures.........................         --            --       (44,866)
  Proceeds of Revolving Credit Facility........................         --            --         7,000
  Net change in short-term debt................................     (3,741)       41,675       (61,600)
  Proceeds of other long-term debt.............................     40,023         5,409         5,557
  Payments on other long-term debt.............................    (35,309)      (36,395)      (12,642)
  Common stock repurchased in Tyler Refrigeration sale.........     (2,545)           --            --
  ESOP stock repurchases.......................................    (10,142)       (5,950)       (7,194)
  Common stock repurchases.....................................     (4,919)       (5,000)       (5,000)
  Payments on stock subscriptions receivable...................        616           653           482
  Purchase of untendered shares related to acquisition.........     (1,455)         (959)         (690)
  Other financing costs........................................         --        (9,591)      (76,554)
                                                                 ---------     ---------     ---------
Net cash used by financing activities..........................   (177,101)      (75,072)     (165,988)
                                                                 ---------     ---------     ---------
Increase in cash and certificates of deposit excluding
  translation effects..........................................     44,586        12,393       (54,660)
Effect of exchange rate changes on cash and certificates of
  deposit......................................................       (246)       (6,234)       (3,652)
                                                                 ---------     ---------     ---------
Net increase (decrease) in cash and certificates of deposit....     44,340         6,159       (58,312)
Cash and certificates of deposit at beginning of period........     61,050       105,390       111,549
                                                                 ---------     ---------     ---------
Cash and certificates of deposit at end of period..............  $ 105,390     $ 111,549     $  53,237
                                                                 =========     =========     =========

                See notes to consolidated financial statements.

               AMERICAN STANDARD COMPANIES INC. AND SUBSIDIARIES
                       (FORMERLY ASI HOLDING CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  BASIS OF PRESENTATION

     American Standard Companies Inc. (the "Company") is a Delaware corporation that was formed in 1988 by an affiliate of Kelso & Company L.P. ("Kelso"), an investment banking firm that specializes in leveraged buyouts. On March 21, 1988, the Kelso affiliate commenced a tender offer (the "Tender Offer") for all of the common stock of American Standard Inc. at $78 per share in cash. On April 27, 1988, the Kelso affiliate completed the Tender Offer with the purchase of approximately 95% of the shares of American Standard Inc.

     Pursuant to an Agreement and Plan of Merger, a merger was consummated (the "Merger") on June 29, 1988, whereby American Standard Inc. became a wholly owned subsidiary of the Company. At that time the remaining shares of American Standard Inc.'s common stock were converted into the right to receive cash of $78 per share. Hereinafter "American Standard" or "the Company" will refer to the Company or to the Company and American Standard Inc. including its subsidiaries, as the context requires. The Tender Offer, Merger, and related transactions are hereinafter referred to as the "Acquisition." For financial statement purposes the Acquisition has been accounted for under the purchase method.

NOTE 2.  ACCOUNTING POLICIES

  Consolidation

     The financial statements include on a consolidated basis the results of all majority-owned subsidiaries. All material intercompany transactions are eliminated. Investments in affiliated companies are included at cost plus the Company's equity in their net results.

  Translation of Foreign Financial Statements

     Assets and liabilities of most foreign operations are translated at year-end rates of exchange, and the income statements are translated at the average rates of exchange for the period. Gains or losses resulting from translating foreign currency financial statements are accumulated in a separate component of stockholder's equity until the entity is sold or substantially liquidated.

     Gains or losses resulting from foreign currency transactions (transactions denominated in a currency other than the entity's local currency) are included in net income. For operations in countries that have high rates of inflation, net income includes gains and losses from translating assets and liabilities at year-end rates of exchange, except for inventories and facilities, which are translated at historical rates.

  Revenue Recognition

     Sales are recorded when shipment to a customer occurs.

  Statement of Cash Flows

     Cash and certificates of deposit include all highly liquid investments with an original maturity of three months or less.

  Inventories

     Inventory costs are determined by the use of the last-in, first-out (LIFO) method on a worldwide basis, and inventories are stated at the lower of such cost or realizable value.

               AMERICAN STANDARD COMPANIES INC. AND SUBSIDIARIES
                       (FORMERLY ASI HOLDING CORPORATION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  Facilities

     The Company capitalizes costs, including interest during construction, of fixed asset additions, improvements, and betterments that add to productive capacity or extend the asset life. Maintenance and repair expenditures are charged against income. Significant foreign investment grants are amortized into income over the period of benefit.

  Goodwill

     Goodwill is being amortized over 40 years. In connection with its Employee Stock Ownership Plan, the Company obtains an annual valuation of its businesses. The results of such valuation are compared to the net book value of the Company's operating segments including an allocated portion of goodwill and debt. To date, such comparisons have indicated no impairment to the carrying value of goodwill.

  Debt Issuance Costs

     The costs related to the issuance of debt are amortized using the interest method over the lives of the related debt.

  Warranties

     The Company provides for estimated warranty costs at the time of sale. Warranty obligations beyond one year are included in other long-term liabilities.

     The Company changed its method of accounting for revenues from extended warranty contracts at the beginning of 1991 to conform with the FASB Technical Bulletin, "Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts." The bulletin requires the deferral of the revenue from the sales of such contracts and amortization thereof on a straight-line basis over the terms of the contracts. The cumulative effect of this accounting change for all contracts in place as of December 31, 1990, increased the net loss in 1991 by $7 million, net of income tax benefit. The effect on the 1991 net loss, excluding the cumulative effect upon adoption, was not material.

  Leases

     The asset values of capitalized leases are included with facilities, and the associated liabilities are included with long-term debt.

  Postretirement Benefits

     Postretirement benefits are provided for substantially all employees of the Company, both in the United States and abroad. In the United States the Company also provides various postretirement health care and life insurance benefits for some of its employees. Effective January 1, 1991, such costs are calculated in accordance with Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("FAS 106").

  Depreciation

     Depreciation and amortization are computed on the straight-line method based on the estimated useful life of the asset or asset group.

               AMERICAN STANDARD COMPANIES INC. AND SUBSIDIARIES
                       (FORMERLY ASI HOLDING CORPORATION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  Research and Development Expenses

     Research and development costs are expensed as incurred except for costs incurred (after technological feasibility is established) for computer software products expected to be sold. The Company expensed costs of approximately $36 million in 1991, $40 million in 1992, and $41 million in 1993 for research activities and product development. Computer software product development costs capitalized in 1993 amounted to $2 million.

  Income Taxes

     In 1991 the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109"), and elected to apply the provisions retroactively to January 1, 1989.

     The Company recognizes deferred tax assets for the tax effects of items that will be deducted for tax purposes in later years together with the tax effects of income items included in current reporting for tax purposes but in later years for financial statement purposes and the effects of certain tax attributes such as net operating losses.

     The Company provides for United States income taxes and foreign withholding taxes on foreign earnings expected to be repatriated. Deferred tax liabilities are provided on the excess of the financial statement basis over the tax basis of certain assets, primarily for inventories and fixed assets, including fair value adjustments resulting from purchase accounting in connection with the Acquisition; fixed assets due to accelerated depreciation deductions for tax purposes; and non-permanent investments in certain foreign subsidiaries.

  Earnings per share

     Earnings per share have been computed using the weighted average number of common shares outstanding. All share amounts and earnings per share data have been adjusted to reflect the 2.5 to 1 stock split effected in December 1994.

  Financial Instruments with Off-Balance-Sheet Risk

     The Company from time to time enters into foreign currency exchange agreements in the management of foreign currency exposure. Gains and losses from exchange rate changes are included in income unless the contract hedges a net investment in a foreign entity or a firm commitment, in which case gains and losses are deferred as a component of foreign currency translation effects in stockholder's equity or included as a component of the transaction.

NOTE 3.  POSTRETIREMENT BENEFITS

     The Company sponsors postretirement benefit plans covering substantially all employees, including an Employee Stock Ownership Plan (the "ESOP") for the Company's U.S. salaried employees and certain U.S. hourly employees. In 1988 in conjunction with the Acquisition the ESOP purchased 12,500,000 shares (adjusted for the 100 to 1 stock split in 1990 and 2.5 to 1 split in 1994) of common stock of the Company. The ESOP is an individual account, defined contribution plan. The valuation of the ESOP shares is determined by independent appraisals. The common stock acquired by the ESOP is being allocated to the accounts of eligible employees over a period not exceeding eight plan years, including basic allocation of 3% of covered compensation and a matching Company contribution of up to 6% of covered compensation invested in the Company's savings plan by employees.

               AMERICAN STANDARD COMPANIES INC. AND SUBSIDIARIES
                       (FORMERLY ASI HOLDING CORPORATION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Pension plan benefits are generally based on years of service and employees' compensation during the last years of employment. In the United States the Company also provides various postretirement health care and life insurance benefits for some of its employees. Funding decisions are based upon the tax and statutory considerations in each country. Accretion expense is the implicit interest cost associated with amounts accrued and not funded and is included in "other expense". At December 31, 1993, funded plan assets related to pensions were held primarily in fixed income and equity funds. Postretirement health and life insurance benefits are not prefunded.

     Effective January 1, 1991, the Company changed its method of accounting for postretirement benefits other than pensions to conform with FAS 106. The cumulative effect of this change increased the recorded obligation for such benefits by $40 million, thereby increasing the net loss in 1991 by $25 million (net of the related income tax benefit). The effect of the change on the 1991 net loss, excluding the cumulative effect upon adoption, was not material.

               AMERICAN STANDARD COMPANIES INC. AND SUBSIDIARIES
                       (FORMERLY ASI HOLDING CORPORATION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following table sets forth the Company's postretirement plans' funded status and amounts recognized in the balance sheet at December 31, 1992 and 1993.

                                           1992                                    1993
                           -------------------------------------   -------------------------------------
                            ASSETS IN    ACCUMULATED                ASSETS IN    ACCUMULATED
                            EXCESS OF      BENEFIT      HEALTH      EXCESS OF      BENEFIT      HEALTH
                           ACCUMULATED   OBLIGATIONS   AND LIFE    ACCUMULATED   OBLIGATIONS   AND LIFE
                             BENEFIT      IN EXCESS    INSURANCE     BENEFIT      IN EXCESS    INSURANCE
                           OBLIGATIONS    OF ASSETS    BENEFITS    OBLIGATIONS    OF ASSETS    BENEFITS
                           -----------   -----------   ---------   -----------   -----------   ---------
                                                       (DOLLARS IN MILLIONS)
Actuarial present value
  of benefit obligations:
  Vested.................    $  92.0       $ 466.8                   $ 105.2       $ 511.1
  Non-vested.............        4.0          28.3                       4.5          30.4
                             -------       -------                   -------       -------
Accumulated benefit
  obligations............       96.0         495.1                     109.7         541.5
Additional amounts
  related to projected
  pay increases..........       10.8          48.1                      12.1          46.0
                             -------       -------                   -------       -------
Total projected benefit
  obligations............      106.8         543.2      $ 167.5        121.8         587.5      $ 175.4
                             -------       -------      -------      -------       -------      -------
Assets and book reserves
  relating to such
  benefits:
  Market value of funded
     assets..............      141.7         292.1           --        166.9         303.8           --
  Reserve (asset) for
     post-retirement
     benefits net of
     recognized
     overfunding.........      (38.9)        254.8        151.8        (36.8)        257.7        154.9
  Additional minimum
     liability...........         --            --           --           --          19.0           --
                             -------       -------      -------      -------       -------      -------
                               102.8         546.9        151.8        130.1         580.5        154.9
                             -------       -------      -------      -------       -------      -------
Assets and book reserves
  in excess of (less
  than) projected benefit
  obligations............    $  (4.0)      $   3.7      $ (15.7)     $   8.3       $  (7.0)     $ (20.5)
                             =======       =======      =======      =======       =======      =======
Consisting of:
  Unrecognized prior
     service benefit
     (cost)..............    $  (6.3)      $  (3.9)     $    --      $  (6.6)      $   3.4      $  10.3
  Unrecognized net gain
     (loss) from
     actuarial
     experience..........        2.3           7.6        (15.7)        14.9         (16.0)       (30.8)
  Pension liability
     adjustment to
     stockholders'
     equity..............         --            --           --           --           5.6           --
                             -------       -------      -------      -------       -------      -------
                             $  (4.0)      $   3.7      $ (15.7)     $   8.3       $  (7.0)     $ (20.5)
                             =======       =======      =======      =======       =======      =======

     At December 31, 1993, the projected benefit obligation related to health and life insurance benefits for active employees was $53.6 million and for retirees was $121.8 million.

               AMERICAN STANDARD COMPANIES INC. AND SUBSIDIARIES
                       (FORMERLY ASI HOLDING CORPORATION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The weighted-average annual assumed rate of increase in the health care cost trend rate is 10% for 1994 and is assumed to decrease gradually to 5% for 1999 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, a change in the assumed rate of one percentage point for each future year would change the accumulated postretirement benefit obligation as of December 31, 1993, by $14.5 million and the annual postretirement cost by $1.9 million.

     At December 31, 1993, the Company recognized an additional minimum liability amounting to $19 million for certain plans, which is reflected in the reserve for postretirement benefits. The minimum liability is the excess of the accumulated obligation over plan assets and book reserves. In addition, the Company has offset the additional liability by recording an intangible asset of $13.4 million, to the extent of unrecognized prior service cost, and a charge to stockholder's equity of $5.6 million.

     The projected benefit obligation for postretirement benefits was determined using the assumptions in the following table:

                                                    1992                        1993
                                          ----------------------      ----------------------
                                          DOMESTIC       FOREIGN      DOMESTIC       FOREIGN
                                          --------       -------      --------       -------
Discount rate.........................      8.50%      7.00%-10.00%     7.25%      4.50%-8.50%
Long-term rate of inflation...........      4.50%       2.50%-6.00%     2.80%       .50%-5.00%
Merit and promotional increase........      1.70%             2.00%     1.70%            1.50%
Rate of return on plan assets.........      8.75%      7.25%-10.25%     8.75%      6.25%-9.50%

     Postretirement cost had the following components:

                                                              YEAR ENDED DECEMBER 31,
                                      -----------------------------------------------------------------------
                                               1991                     1992                    1993
                                      ----------------------    ---------------------   ---------------------
                                                   HEALTH &                 HEALTH &                HEALTH &
                                      PENSION     LIFE INS.     PENSION     LIFE INS.   PENSION     LIFE INS.
                                      BENEFITS    BENEFITS*     BENEFITS    BENEFITS    BENEFITS    BENEFITS
                                      --------    ----------    --------    ---------   --------    ---------
                                                               (DOLLARS IN MILLIONS)
Service cost-benefits earned during
  the period.......................    $ 20.7       $  2.6       $ 21.7       $ 3.0      $ 20.1       $ 3.4
Interest cost on the projected
  benefit obligation...............      49.2         12.6         50.4        13.7        50.6        14.1
Less assumed return on plan assets:
  Actual return on plan assets.....     (71.3)          --        (35.7)         --       (78.8)         --
  Excess (shortfall) deferred......      33.2           --         (2.6)         --        42.9          --
                                       ------       ------       ------       -----      ------       -----
                                        (38.1)          --        (38.3)         --       (35.9)         --
Other, incl. amortization of prior
  service cost.....................        .6           --          1.6          --         2.7          .3
                                       ------       ------       ------       -----      ------       -----
Defined benefit plan cost..........    $ 32.4       $ 15.2       $ 35.4       $16.7      $ 37.5       $17.8
                                       ======       ======       ======       =====      ======       =====
Accretion expense reclassified to
  "other expense"..................    $ 15.3       $ 12.6       $ 16.1       $13.7      $ 16.4       $14.1
                                       ======       ======       ======       =====      ======       =====

- ---------------
* Excludes the cumulative effect of adoption of FAS 106 of $39.7 million.

               AMERICAN STANDARD COMPANIES INC. AND SUBSIDIARIES
                       (FORMERLY ASI HOLDING CORPORATION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Total postretirement costs were:

                                                                  YEAR ENDED DECEMBER 31,
                                                                 -------------------------
                                                                 1991      1992      1993
                                                                 -----     -----     -----
                                                                   (DOLLARS IN MILLIONS)
    Pension benefits...........................................  $32.4     $35.4     $37.5
    Health and life insurance benefits.........................   15.2      16.7      17.8
                                                                 -----     -----     -----
    Defined benefit plan cost..................................   47.6      52.1      55.3
    Defined contribution plan cost(a)..........................   20.0      20.4      22.4
                                                                 -----     -----     -----
    Total postretirement cost, including accretion expense.....  $67.6     $72.5     $77.7
                                                                 =====     =====     =====

- ---------------
(a) Principally ESOP cost.

NOTE 4.  OTHER EXPENSE

     Other income (expense) was as follows:

                                                               YEAR ENDED DECEMBER 31,
                                                             ----------------------------
                                                              1991       1992       1993
                                                             ------     ------     ------
                                                                (DOLLARS IN MILLIONS)
    Interest income........................................  $  8.3     $  8.7     $  8.5
    Royalties..............................................     2.5        3.8        2.6
    Equity in net income (loss) of affiliated companies....    10.2        4.9       (0.1)
    Minority interest......................................    (3.1)      (9.8)     (14.0)
    Accretion expense......................................   (27.9)     (29.8)     (30.5)
    Other, net.............................................     1.9       (2.5)      (4.8)
                                                             ------     ------     ------
                                                             $ (8.1)    $(24.7)    $(38.3)
                                                             ======     ======     ======

     The decrease in equity in net income of affiliated companies and the increase in minority interest in 1993 and 1992 compared with 1991 were primarily the result of consolidation of the plumbing companies in Thailand, the People's Republic of China, and Incesa, previously unconsolidated joint ventures.

               AMERICAN STANDARD COMPANIES INC. AND SUBSIDIARIES
                       (FORMERLY ASI HOLDING CORPORATION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 5.  INCOME TAXES

     The Company's loss before income taxes, extraordinary loss, and cumulative effects of changes in accounting methods ("pre-tax income (loss)") and the applicable provision (benefit) for income taxes were:

                                                               YEAR ENDED DECEMBER 31,
                                                            -----------------------------
                                                             1991        1992      1993
                                                            -------     -------   -------
                                                                (DOLLARS IN MILLIONS)
    Pre-tax income (loss):
      Domestic..........................................    $(272.6)    $(170.1)  $(223.2)
      Foreign...........................................      184.8       117.5     142.7
                                                            -------     -------   -------
              Pre-tax loss..............................      (87.8)      (52.6)    (80.5)
    Provision (benefit) for income taxes:
      Current:
         Domestic.......................................        5.1         5.1      12.4
         Foreign........................................       71.3        63.0      43.0
                                                            -------     -------   -------
                                                               76.4        68.1      55.4
      Deferred:
         Domestic.......................................      (52.4)      (35.8)      1.1
         Foreign........................................       (1.0)      (27.6)    (20.3)
                                                            -------     -------   -------
                                                              (53.4)      (63.4)    (19.2)
                                                            -------     -------   -------
              Total provision...........................    $  23.0     $   4.7   $  36.2
                                                            ========    ========  ========

     A reconciliation between the actual income tax expense provided and the income tax benefit computed by applying the statutory federal income tax rate of 35% in 1993 and 34% in 1992 and 1991 to the pre-tax loss is as follows:

                                                                YEAR ENDED DECEMBER 31,
                                                               --------------------------
                                                                1991       1992     1993
                                                               ------     ------   ------
                                                                 (DOLLARS IN MILLIONS)
    Tax benefit at statutory rate..........................    $(29.9)    $(17.9)  $(28.2)
    Nondeductible goodwill charged to operations...........      10.6       10.5     10.4
    Nondeductible goodwill related to operations sold......      25.1*        --
    Nondeductible ESOP allocations.........................       4.6        4.9      6.1
    Rate differences and withholding taxes related to
      foreign operations...................................       4.7        1.4      9.0
    Foreign exchange gains.................................      (2.1)      (6.3)    (7.0)
    State tax benefits.....................................      (3.4)      (3.3)    (5.5)
    Other, net.............................................       5.6        5.5      8.7
    Increase in valuation allowance........................       7.8        9.9     42.7
                                                               ------     ------   ------
    Total provision........................................    $ 23.0     $  4.7   $ 36.2
                                                               ======     ======   ======

- ---------------
* Includes goodwill eliminated in the sale of Tyler Refrigeration.

     In addition to the 1993 valuation allowance increase of $42.7 million shown above, a valuation allowance of $32.1 million was also provided for the entire amount of the tax benefit related to the

               AMERICAN STANDARD COMPANIES INC. AND SUBSIDIARIES
                       (FORMERLY ASI HOLDING CORPORATION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

extraordinary loss on retirement of debt (see Note 8 of Notes to Consolidated Financial Statements).

     The following table details the gross deferred liabilities and the gross deferred tax assets and the related valuation allowances.

                                                                       AT DECEMBER 31,
                                                                      ------------------
                                                                      1992          1993
                                                                      ----          ----
                                                                         (DOLLARS IN
                                                                          MILLIONS)
    Deferred tax liabilities:
      Facilities (accelerated depreciation, capitalized interest and
         purchase accounting differences)...........................  $ 154.1    $ 141.1
      Inventory (LIFO and purchase accounting differences)..........     30.3       18.5
      Employee benefits.............................................      6.6       11.0
      Foreign investments...........................................     48.8       50.1
      Other.........................................................     26.6       26.2
                                                                      -------    -------
                                                                        266.4      246.9
                                                                      -------    -------
    Deferred tax assets:............................................
      Employee benefits (pensions and other postretirement
         benefits)..................................................     97.7      110.7
      Warranties....................................................     30.0       37.4
      Alternative minimum tax.......................................     21.8       19.4
      Foreign tax credits and net operating losses..................     42.3       57.5
      Reserves......................................................     45.1       58.7
      Other.........................................................     18.5       46.0
      Valuation allowances..........................................    (29.1)    (103.9)
                                                                      -------    -------
                                                                        226.3      225.8
                                                                      -------    -------
      Net deferred tax liabilities..................................  $  40.1    $  21.1
                                                                      =======    =======

     Deferred tax assets related to foreign tax credits, net operating loss carryforwards, and future tax deductions have been reduced by a valuation allowance since realization is dependent in part on the generation of future foreign source income as well as on income in the legal entity which gave rise to tax losses. Other deferred tax assets have not been reduced by valuation allowances because of carrybacks and existing deferred tax credits which reverse in the carryforward period. The foreign tax credits and net operating losses are available for utilization in future years. In some tax jurisdictions the carryforward period is limited to as little as five years; in others it is unlimited.

     As a result of the Acquisition (see Note 1) and the allocation of purchase accounting (principally goodwill) to foreign subsidiaries, the book basis in the net assets of the foreign subsidiaries exceeds the related U.S. tax basis in the subsidiaries' stock. Such investments are considered permanent in duration, and accordingly no deferred taxes have been provided on such differences, which are significant. It is impracticable because of the complex legal structure of the Company and the numerous tax jurisdictions in which the Company operates to determine such deferred taxes.

     Cash taxes paid were $79 million, $56 million, and $41 million in the years 1991, 1992, and 1993, respectively.

     In connection with examinations of the tax returns of the Company's German subsidiaries for the years 1984 through 1990, the German tax authorities have raised questions regarding the

               AMERICAN STANDARD COMPANIES INC. AND SUBSIDIARIES
                       (FORMERLY ASI HOLDING CORPORATION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

treatment of certain significant matters. The Company has paid approximately $20 million of a disputed German income tax. A suit is pending to obtain a refund of this tax. The Company anticipates that the German tax authorities may propose other adjustments resulting in additional taxes of approximately $105 million (principally relating to the 1988 to 1990 period), plus interest, for the tax return years under audit. In addition, significant transactions similar to those which gave rise to the possible adjustments referred to above occurred in years subsequent to 1990. If the German tax authorities should propose adjustments for the 1988-1990 period, they might, after future tax audits, propose tax adjustments that are comparable for years 1991 to 1993. The Company, on the basis of the opinion of German legal counsel, believes the tax returns are substantially correct as filed and any such adjustments would be inappropriate, and intends to vigorously contest any adjustments which have been or may be assessed. Accordingly, the Company had not recorded any loss contingency at December 31, 1993 with respect to such matters.

     Under German tax law, if an assessment is made for the years presently under audit, the authorities may demand immediate payment of the amount assessed prior to final resolution of the issues. The Company however, believes, on the basis of opinion of German legal counsel, that it is highly likely that a suspension of payment pending final resolution would be obtained. If immediate payment were required, the Company expects that it will be able to make such payment from available sources of liquidity or credit support but that future cash flows and capital expenditures and therefore subsequent results of operations for any particular quarterly or annual period could be adversely affected.

     As a result of recent changes in German tax legislation, the Company's tax provisions in 1994 and thereafter will be higher in Germany. As a result of this German tax legislation and the related additional tax provisions, the Company believes its exposure to the issues under the audit referred to above will be reduced for 1994 and future years.

NOTE 6.  INVENTORIES

     The components of inventory are as follows:

                                                                       AT DECEMBER 31,
                                                                     --------------------
                                                                      1992         1993
                                                                     -------      -------
                                                                         (DOLLARS IN
                                                                          MILLIONS)
    Finished products..............................................  $ 200.6      $ 169.0
    Products in process............................................     95.8         78.0
    Raw materials..................................................     88.5         78.8
                                                                     -------      -------
      Inventory at cost............................................  $ 384.9      $ 325.8
                                                                      ======       ======

     The carrying cost of inventories approximates current cost as a result of purchase accounting adjustments being offset by LIFO reserves.

               AMERICAN STANDARD COMPANIES INC. AND SUBSIDIARIES
                       (FORMERLY ASI HOLDING CORPORATION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 7.  FACILITIES

     The components of facilities, at cost, are as follows:

                                                                       AT DECEMBER 31,
                                                                    ----------------------
                                                                    1992              1993
                                                                    ----              ----
                                                                    (DOLLARS IN MILLIONS)
    Land..........................................................  $    65.0    $    66.2
    Buildings.....................................................      310.2        314.6
    Machinery and equipment.......................................      719.4        739.9
    Improvements in progress......................................       45.6         54.4
                                                                    ---------    ---------
    Gross facilities..............................................    1,140.2      1,175.1
    Less: accumulated depreciation................................      307.4        354.6
                                                                    ---------    ---------
    Net facilities................................................  $   832.8    $   820.5
                                                                    =========    =========

NOTE 8.  DEBT

  The 1993 Refinancing

     In July 1993 the Company completed a refinancing (the "1993 Refinancing") that included (a) the issuance of $200 million principal amount of 9 7/8% Senior Subordinated Notes Due 2001; (b) the issuance of approximately $751 million principal amount of 10 1/2% Senior Subordinated Discount Debentures Due 2005, which yielded proceeds of approximately $450 million; (c) the amendment and restatement of the Company's 1988 Credit Agreement (the "1988 Credit Agreement" and as so amended and restated, the "Existing Credit Agreement") to establish a $1 billion secured, multi-currency, multi-borrower credit facility; and (d) the application of the proceeds of such issuances and such borrowings as follows:
(i) the redemption on July 1, 1993, of all of the outstanding 12 7/8% Senior Subordinated Debentures Due 2000 (the "12 7/8% Senior Subordinated Debentures") at a redemption price of 104.83% ($571.3 million), (ii) the redemption on July 2, 1993, of a majority of the outstanding 14 1/4% Subordinated Discount Debentures Due 2003 (the "14 1/4% Subordinated Discount Debentures") at a redemption price of 105% ($389.5 million), (iii) the refunding of bank borrowings ($405 million of term loans and $77 million of other bank debt including revolving credit debt), (iv) the refunding of letters of credit ($58 million), and (v) payment of related fees and expenses.

     The Existing Credit Agreement provided to American Standard Inc. and certain subsidiaries (the "Borrowers") a $1 billion facility as follows: (a) a $250 million multi-currency revolving credit facility (the "Revolving Credit Facility") available to all Borrowers, which expires in 2000; (b) a $225 million multi-currency periodic access facility (the "Periodic Access Facility") available to all Borrowers, which expires in 2000; and (c) three term loan facilities (the "Term Loans") consisting of a $225 million U.S. dollar facility ("Tranche A") available to American Standard Inc., which expires in 2000; a $200 million Deutschemark facility ("Tranche B") available to a German subsidiary, which expires in 1997; and a $100 million U.S. dollar facility ("Tranche C") available to all Borrowers, which expires in 1999. In August 1993 the Company repaid $50 million and the amount available under the Existing Credit Agreement by its terms was reduced to $950 million.

     Borrowings under the Periodic Access Facility and the Term Loans generally bear interest at the London interbank offered rate ("LIBOR") plus 2 1/2% except for the $225 million U.S. dollar facility, which bears interest at LIBOR plus 3%, and the $200 million Deutschemark facility, which bears

               AMERICAN STANDARD COMPANIES INC. AND SUBSIDIARIES
                       (FORMERLY ASI HOLDING CORPORATION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

interest at LIBOR plus 2%. The Company pays a commitment fee of 0.5% per annum on the unused portion of the Revolving Credit Facility and a fee of 2.5% plus issuance fees for letters of credit.

     As a result of the 1993 Refinancing, results for the year ended December 31, 1993, included an extraordinary charge of $92 million related to the debt retired (including call premiums, the write-off of deferred debt issuance costs, and loss on cancellation of foreign currency swap contracts) on which there was no tax benefit (see Note 5).

  Short-term

     The Revolving Credit Facility (the "Revolver") provides for aggregate borrowings of up to $250 million for working capital purposes, of which up to $200 million may be used for the issuance of letters of credit and $40 million of which is available for same-day short-term borrowings ("Swingline Loans"). At December 31, 1993, there were $7 million of borrowings outstanding under the Revolver and $66 million of letters of credit. Availability under the Revolver at December 31, 1993, was $177 million. Average borrowings under this facility and under the revolving credit facility available under the previous 1988 Credit Agreement for 1993, 1992, and 1991 were $39 million, $14 million, and $44 million, respectively. The Revolver and the Swingline Loans bear interest at the prime rate plus 1 1/2% or LIBOR plus 2 1/2%.

     The Company is required to reduce to $50 million the amount of borrowings outstanding under the Revolver for at least 30 consecutive days in each 12-month period ending May 31. In December 1993 the Company met this requirement for the 12-month period ending May 31, 1994. Commencing August 31, 1994, the Revolver is reduced by $8.3 million annually, with a final maturity on June 1, 2000. In addition, the Company is required to repay the full amount of each of its outstanding revolving loans at the end of each interest period (a maximum of six months). The Company may, however, immediately reborrow such amounts subject to compliance with applicable conditions of the Existing Credit Agreement.

     Other short-term borrowings are available outside the United States under informal credit facilities and are typically a result of overdrafts. At December 31, 1993, the Company had $31 million of such foreign short-term debt outstanding at an average interest rate of 11% per annum. The Company also had an additional $50 million of unused foreign facilities. These facilities may be withdrawn by the banks at any time.

               AMERICAN STANDARD COMPANIES INC. AND SUBSIDIARIES
                       (FORMERLY ASI HOLDING CORPORATION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  Long-term

     Long-term debt was as follows:

                                                                      AT DECEMBER 31,
                                                                  -----------------------
                                                                    1992           1993
                                                                  --------       --------
                                                                   (DOLLARS IN MILLIONS)
    Existing Credit Agreement...................................  $     --       $  689.9
    1988 Credit Agreement.......................................     402.3             --
    9 1/4% sinking fund debentures, due in installments from
      1997 to 2016..............................................     150.0          150.0
    10 7/8% senior notes due 1999...............................     150.0          150.0
    11 3/8% senior debentures due 2004..........................     250.0          250.0
    9 7/8% senior subordinated notes due 2001...................        --          200.0
    10 1/2% senior subordinated discount debentures (net of
      unamortized discount of $272.9 million in 1993) due in
      installments from 2003
      to 2005...................................................        --          477.8
    12 7/8% senior subordinated debentures......................     545.0             --
    14 1/4% subordinated discount debentures (net of unamortized discount of $36.3 million in 1992) due in installments
      from 2002 to 2003.........................................     509.5          175.0
    Other long-term debt........................................      53.3           63.1
    12 3/4% junior subordinated debentures due in installments from 2001
      to 2003 (Note 9)..........................................        --          141.8
    Foreign currency swap contracts.............................     (14.6)            --
                                                                  --------       --------
                                                                   2,045.5        2,297.6
    Less current maturities.....................................      13.4          105.9
                                                                  --------       --------
                                                                  $2,032.1       $2,191.7
                                                                  ========       ========

     The amounts of long-term debt maturing from 1995 through 1998 are:
1995-$126.3 million, 1996-$123.5 million, 1997-$121.2 million, 1998-$117.5 million.

     Interest costs capitalized as part of the cost of constructing facilities for the years ended December 31, 1991, 1992, and 1993, were $3.6 million, $3.1 million, and $2.7 million, respectively. Cash interest paid for those same years on all outstanding indebtedness amounted to $224 million, $210 million, and $198 million, respectively.

               AMERICAN STANDARD COMPANIES INC. AND SUBSIDIARIES
                       (FORMERLY ASI HOLDING CORPORATION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Existing Credit Agreement loans, maturities, and effective weighted average interest rates in effect at December 31, 1993, were as follows:

                                                                               U.S. DOLLAR
                                                                               EQUIVALENT
                                                                               -----------
                                                                              (IN MILLIONS)
    Periodic Access Facility, due in semi-annual installments from February
      1994 to February 2000:
      British sterling loans at 7.85%.......................................     $  95.8
      Deutschemark loans at 9.06%...........................................        49.4
      Canadian dollar loans at 6.50%........................................        20.2
      French franc loans at 9.17%...........................................        18.5
      Italian lira loans at 12.19%..........................................         8.7
                                                                                 -------
              Total Periodic Access loans...................................       192.6
                                                                                 -------
    Term Loans:
      Tranche A U.S. dollar loans, due in semi-annual installments from
         August 1997 to February 2000 at 6.50%..............................       225.0
      Tranche B Deutschemark loans, due in semi-annual installments from
         February 1994 to February 1997 at 7.88%............................       172.3
      Tranche C U.S. dollar loans, due in semi-annual installments from
         February 1994 to August 1999 at 6.01%..............................       100.0
                                                                                 -------
              Total Term Loans..............................................       497.3
                                                                                 -------
    Total Credit Agreement long-term loans..................................       689.9
    Revolver loans at 7.5%..................................................         7.0
                                                                                 -------
              Total Credit Agreement loans..................................     $ 696.9
                                                                                 =======

     Under the 1988 Credit Agreement the various term loans and effective weighted average interest rates in effect at December 31, 1992, were as follows:

                                                                               U.S. DOLLAR
                                                                               EQUIVALENT
                                                                               -----------
                                                                              (IN MILLIONS)
    Deutschemark loans at 11.4%.............................................     $ 249.8
    Canadian dollar loans at 13.05%.........................................       152.5
                                                                                 -------
              Total.........................................................     $ 402.3
                                                                                 =======

     The 9 7/8% Senior Subordinated Notes may be redeemed at the Company's option, in whole or in part, on and after June 1, 1998, at redemption prices declining from 102.82% in 1998 to 100% on June 1, 2000, and thereafter. The
10 1/2% Senior Subordinated Discount Debentures may be redeemed at the Company's option, in whole or in part, on and after June 1, 1998, at redemption prices declining from 104.66% in 1998 to 100% on June 1, 2002, and thereafter. The payment of the principal and interest on the 9 7/8% Senior Subordinated Notes and on the 10 1/2% Senior Subordinated Discount Debentures (together the "Senior Subordinated Debt") is subordinated in right of payment to the payment when due of all Senior Debt (as defined in the related indenture) of the Company, including all indebtedness under the Existing Credit Agreement and the 9 1/4% Sinking Fund Debentures, the 10 7/8% Senior Notes, and the 11 3/8% Senior Debentures (the said notes and debentures together the "Senior Securities").

               AMERICAN STANDARD COMPANIES INC. AND SUBSIDIARIES
                       (FORMERLY ASI HOLDING CORPORATION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The 9 1/4% Sinking Fund Debentures are redeemable at the Company's option, in whole or in part, at redemption prices declining from 105.55% in 1994 to 100% in 2006 and thereafter. The 10 7/8% Senior Notes are not redeemable by the Company. The 11 3/8% Senior Debentures are redeemable at the option of the Company, in whole or in part, on or after May 15, 1997, at redemption prices declining from 105.69% in 1997 to 100% on May 15, 2002, and thereafter.

     The 14 1/4% Subordinated Discount Debentures are redeemable at the Company's option, in whole or in part, at redemption prices of 105% prior to June 30, 1994, declining to 100% on and after June 30, 1995. The payment of the principal and interest on the 14 1/4% Subordinated Discount Debentures issued by the Company in 1988 is subordinated in right of payment to the payment when due of all Senior Debt (as defined in the related indenture) of the Company, including all indebtedness under the Existing Credit Agreement, the Senior Securities, and the Senior Subordinated Debt. The 14 1/4% Subordinated Discount Debentures rank senior to the 12 3/4% Junior Subordinated Debentures (described below).

     The 12 3/4% Junior Subordinated Debentures may be redeemed, at the Company's option, in whole or in part at a redemption price of 101.8% prior to June 30, 1994, and at 100% thereafter. The payment of principal and interest on the 12 3/4% Junior Subordinated Debentures is subordinated in right of payment to the payment when due of all Senior Debt (as defined in the related indenture) of the Company, including all indebtedness under the Existing Credit Agreement, the Senior Securities, the Senior Subordinated Debt, and the 14 1/4% Subordinated Discount Debentures.

     Obligations under the Existing Credit Agreement are guaranteed by the Company, American Standard Inc. and significant domestic subsidiaries of American Standard Inc. (with foreign borrowings also guaranteed by certain foreign subsidiaries) and are secured by U.S., Canadian, and U.K. properties, plant, and equipment; by liens on receivables, inventories, intellectual property, and other intangibles; and by a pledge of the stock of American Standard Inc. and nearly all shares of subsidiary stock. In addition, the obligations of American Standard Inc. under the Senior Securities are secured, to the extent required by the related indentures, by mortgages on the principal U.S. properties of American Standard Inc. equally and ratably with the indebtedness under the Existing Credit Agreement and certain related indebtedness.

     The Senior Subordinated Debt, the 14 1/4% Subordinated Discount Debentures, and the 12 3/4% Junior Subordinated Debentures are unsecured.

     The Existing Credit Agreement contains various covenants that limit, among other things, indebtedness, dividends on and redemption of capital stock of the Company, purchases and redemptions of other indebtedness of the Company (including its outstanding debentures and notes), rental expense, liens, capital expenditures, investments or acquisitions, disposal of assets, the use of proceeds from asset sales, and certain other business activities and require the Company to meet certain financial tests. In order to maintain compliance with the covenants and restrictions contained in the 1988 Credit Agreement, the Company from time to time has had to obtain waivers and amendments. In February 1994 the Company obtained an amendment to the Existing Credit Agreement that among other things relaxed certain financial tests and covenants and facilitated the investment in an air conditioning joint venture and the formation of a holding company to establish joint ventures in the People's Republic of China for the manufacture and sale of plumbing products. The Company currently believes it will comply with the amended financial tests and covenants but may have to obtain similar waivers or amendments in the future.

     The indentures related to the Company's debentures and notes contain various covenants which, among other things, limit debt and preferred stock of the Company and its subsidiaries,

               AMERICAN STANDARD COMPANIES INC. AND SUBSIDIARIES
                       (FORMERLY ASI HOLDING CORPORATION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

dividends on and redemption of capital stock of the Company and its subsidiaries, redemption of certain subordinated obligations of the Company, the use of proceeds from asset sales, and certain other business activities.

NOTE 9.  EXCHANGE OF EXCHANGEABLE PREFERRED STOCK

     On June 30, 1993, in exchange for all of the Company's outstanding shares of 12 3/4% Exchangeable Preferred Stock, the Company issued $141.8 million of 12 3/4% Junior Subordinated Debentures Due 2003 to the holder of the Exchangeable Preferred Stock. Those debentures were sold by the holder in a registered public offering in August 1993. The Company received none of the proceeds of this offering.

NOTE 10.  FOREIGN CURRENCY TRANSLATION

     Assets and liabilities of most foreign operations are translated at year-end rates of exchange, and the resulting gains or losses, net of income tax effects, are accumulated in a separate component of stockholder's equity.

     Changes in exchange rates which gave rise to significant translation effects included in stockholder's equity for the years ended December 31, 1991, 1992, and 1993, are summarized in the accompanying table.

                                                                   CHANGE IN END OF
                                                                 PERIOD EXCHANGE RATE
                                                              ---------------------------
                                                              1991       1992       1993
                                                              -----     ------     ------
    British sterling........................................     (3)%      (19)%       (2)%
    Canadian dollar.........................................     --         (9)        (4)
    French franc............................................     (2)        (6)        (6)
    Deutschemark............................................     (1)        (6)        (7)
    Italian lira............................................     (2)       (22)       (14)
                                                              =====     ======     ======
    Translation loss included in stockholder's equity, net
      of tax (dollars in millions)..........................  $(2.1)    $(36.2)    $(62.3)
                                                              =====     ======     ======

     The allocation of purchase costs increased the net asset exposure of foreign operations; however, since June 29, 1988, the date of the Merger, the effects of exchange volatility have been ameliorated by the fact that a portion of the Company's borrowings has been denominated in foreign currencies.

     The losses from foreign currency transactions and translation from operations in countries with high inflation rates reflected in expense were $14.4 million in 1991, $19.3 million in 1992, and $21.9 million in 1993.

NOTE 11.  FAIR VALUES OF FINANCIAL INSTRUMENTS

     Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Values of Financial Instruments" ("FAS 107"), requires disclosure information about all financial instruments of a company except certain excluded instruments and instruments for which it is not practicable to estimate fair value. The fair values presented below are estimates as of December 31, 1993, and are not necessarily indicative of amounts the Company could realize or settle currently or indicative of the intent or ability of the Company to dispose of or liquidate such instruments.

               AMERICAN STANDARD COMPANIES INC. AND SUBSIDIARIES
                       (FORMERLY ASI HOLDING CORPORATION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

          Cash and certificates of deposit: The carrying amount reported in the balance sheet for cash and certificates of deposit approximates its fair value.

          Long- and short-term debt: The fair values of the Company's Existing Credit Agreement loans are estimated using indicative market quotes obtained from a major bank. The fair values of senior notes, senior debentures, senior subordinated notes, senior subordinated discount debentures, subordinated discount debentures, the sinking fund debentures, and the junior subordinated debentures are based on indicative market quotes obtained from a major securities dealer. The fair values of other loans approximate their carrying value.

     The carrying amounts and estimated fair values of selected financial instruments at December 31, 1993 are as follows:

                                                                        CARRYING      FAIR
                                                                         AMOUNT       VALUE
                                                                        --------      -----
                                                                            (DOLLARS IN
                                                                             MILLIONS)
    Existing Credit Agreement loans...................................    $697        $ 679
    10 7/8% Senior notes..............................................     150          163
    11 3/8% senior debentures.........................................     250          276
     9 7/8% senior subordinated notes.................................     200          208
    10 1/2% senior subordinated discount debentures...................     478          505
    14 1/4% subordinated discount debentures..........................     175          184
     9 1/4% sinking fund debentures...................................     150          152
    12 3/4% junior subordinated debentures............................     142          143
    Other loans.......................................................      63           63

NOTE 12.  RELATED PARTY TRANSACTIONS

     The Company has agreed to pay Kelso an annual fee of $2.75 million for providing management consulting and advisory services. In June 1993 American Standard Inc. issued 1,000 shares of a new, non-voting Series A Preferred Stock, par value $.01 per share, for $10,000 to an affiliate of Kelso & Company. The Company is committed to contribute $5 million of capital to a Kelso limited partnership. In addition, Tyler Refrigeration was sold to an affiliate of Kelso in 1991.

NOTE 13.  LEASES

     The cumulative minimum rental commitments under the terms of all noncancellable operating leases in effect at December 31, 1993, were $108 million. Net rental expenses for operating leases were $28 million, $32 million, and $34 million for the years ended December 31, 1991, 1992, and 1993, respectively.

NOTE 14.  COMMITMENTS AND CONTINGENCIES

     The Company and certain of its subsidiaries are parties to a number of pending legal and tax proceedings. The Company is also subject to federal, state and local environmental laws and regulations and is involved in environmental proceedings concerning the investigation and remediation of numerous sites. In those instances where it is probable that the Company will incur costs from such proceedings and the amounts can be reasonably determined the Company has recorded

               AMERICAN STANDARD COMPANIES INC. AND SUBSIDIARIES
                       (FORMERLY ASI HOLDING CORPORATION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

a liability. The Company believes that these legal, tax, and environmental proceedings will not have a material adverse effect on its consolidated financial position, cash flows, or results of operations.

     The tax returns of the Company's German subsidiaries are currently under examination by the German tax authorities (see Note 5).

NOTE 15.  SEGMENT DATA

     Sales and operating income by geographic location for the years ended December 31, 1991, 1992, and 1993, are shown on the following page. Identifiable assets are also shown as at years ended 1991, 1992, and 1993. See "Business" for a description of each business segment.

               AMERICAN STANDARD COMPANIES INC. AND SUBSIDIARIES
                       (FORMERLY ASI HOLDING CORPORATION)

                                  SEGMENT DATA
                             (DOLLARS IN MILLIONS)

                                                                                         YEAR ENDED DECEMBER 31,
                                                                                      ------------------------------
                                                                                       1991        1992        1993
                                                                                      ------      ------      ------
SALES
Air Conditioning Products...........................................................  $1,836      $1,892      $2,100
Plumbing Products...................................................................   1,018       1,170       1,167
Transportation Products.............................................................     741         730         563
                                                                                      ------      ------      ------
        Total sales.................................................................  $3,595      $3,792      $3,830
                                                                                      ------      ------      ------
Geographic distribution:
  United States.....................................................................  $1,890      $1,877      $2,096
  Europe............................................................................   1,491       1,588       1,315
  Other.............................................................................     317         392         483
  Eliminations......................................................................    (103)        (65)        (64)
                                                                                      ------      ------      ------
        Total sales.................................................................  $3,595      $3,792      $3,830
                                                                                      ------      ------      ------
OPERATING INCOME
Air Conditioning Products...........................................................  $   55*     $  104      $  133
Plumbing Products...................................................................      66         108         108
Transportation Products.............................................................     121          88          41
                                                                                      ------      ------      ------
        Total segment operating income..............................................  $  242      $  300      $  282
                                                                                      ------      ------      ------
Geographic distribution:
  United States.....................................................................  $   13*     $   96      $  125
  Europe............................................................................     206         180         118
  Other.............................................................................      23          24          39
                                                                                      ------      ------      ------
        Total operating income......................................................     242         300         282
Financing and corporate items.......................................................     330         352         363
Loss before income taxes, extraordinary loss, and cumulative effect of changes in
  accounting methods................................................................     (88)        (52)        (81)
Income taxes........................................................................      23           5          36
                                                                                      ------      ------      ------
Loss before extraordinary loss and cumulative effect of changes in accounting
  methods...........................................................................  $ (111)     $  (57)     $ (117)
                                                                                      ======      ======      ======

- ---------------
* Includes $22 million loss on the sale of Tyler Refrigeration.

                                                                                         YEAR ENDED DECEMBER 31,
                                                                                      ------------------------------
                                                                                       1991        1992        1993
                                                                                      ------      ------      ------
ASSETS
Air Conditioning Products...........................................................  $1,174      $1,156      $1,167
Plumbing Products...................................................................   1,069       1,002         960
Transportation Products.............................................................     828         722         652
                                                                                      ------      ------      ------
        Total identifiable assets...................................................  $3,071      $2,880      $2,779
                                                                                      ------      ------      ------
Geographic distribution:
  United States.....................................................................  $1,015      $1,016      $1,013
  Europe............................................................................   1,577       1,370       1,196
  Other.............................................................................     479         494         570
                                                                                      ------      ------      ------
        Total identifiable assets...................................................   3,071       2,880       2,779
  Prepaid charges...................................................................      37          51          78
  Future income tax benefits........................................................       8          33          25
  Cash and certificates of deposit..................................................     108         113          54
  Corporate assets..................................................................      46          49          51
                                                                                      ------      ------      ------
        Total assets................................................................  $3,270      $3,126      $2,987
                                                                                      ======      ======      ======
CAPITAL EXPENDITURES
  Air Conditioning Products.........................................................  $   46      $   33      $   38
  Plumbing Products.................................................................      40          48          46
  Transportation Products...........................................................      24          27          14
                                                                                      ------      ------      ------
        Total segment capital expenditures..........................................  $  110      $  108      $   98
                                                                                      ======      ======      ======
DEPRECIATION AND AMORTIZATION
  Air Conditioning Products.........................................................  $   56      $   55      $   53
  Plumbing Products.................................................................      48          49          49
  Transportation Products...........................................................      34          37          35
                                                                                      ------      ------      ------
        Total segment depreciation and amortization.................................  $  138      $  141      $  137
                                                                                      ======      ======      ======

               AMERICAN STANDARD COMPANIES INC. AND SUBSIDIARIES
                       (FORMERLY ASI HOLDING CORPORATION)

                                 QUARTERLY DATA
                                  (UNAUDITED)
                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

                                                                        1992
                                                      ----------------------------------------
                                                      FIRST      SECOND      THIRD      FOURTH
                                                      ------     -------     ------     ------
Sales...............................................  $901.0     $ 995.9     $980.9     $914.1
Cost of sales.......................................   672.0       734.1      742.2      703.9
Income (loss) before income taxes...................    (8.1)       11.4      (16.5)     (39.3)
Tax provision (benefit).............................     5.5         9.2       (1.5)      (8.5)
                                                      ------     -------     ------     ------
          Net income (loss).........................  $(13.6)    $   2.2     $(15.0)    $(30.8)
                                                      ======     ========    ======     ======
Per share:
          Net loss..................................  $ (.30)    $  (.03)    $ (.32)    $ (.60)
                                                      ======     ========    ======     ======
Average number of common shares (thousands).........  58,348      58,675     58,668     58,765

                                                                        1993
                                                      ----------------------------------------
                                                      FIRST      SECOND      THIRD      FOURTH
                                                      ------     -------     ------     ------
Sales...............................................  $879.4     $ 995.5     $976.5     $979.1
Cost of sales.......................................   650.5       754.5      727.7      769.9
Income (loss) before income taxes and extraordinary
  loss..............................................    (9.5)      (28.2)       4.1      (46.9)
Tax provision.......................................     8.1         6.1        7.2       14.8
                                                      ------     -------     ------     ------
Loss before extraordinary loss......................   (17.6)      (34.3)      (3.1)     (61.7)
Extraordinary loss (Note 8).........................      --       (91.9)        --         --
                                                      ------     -------     ------     ------
          Net loss..................................  $(17.6)    $(126.2)    $ (3.1)    $(61.7)
                                                      ======     ========    ======     ======
Per share:
Loss before extraordinary loss......................  $ (.37)    $  (.65)    $ (.05)    $(1.04)
Extraordinary loss..................................      --       (1.55)        --         --
                                                      ------     -------     ------     ------
          Net loss..................................  $ (.37)    $ (2.20)    $ (.05)    $(1.04)
                                                      ======     ========    ======     ======
Average number of common shares (thousands).........  59,248      59,390     59,225     59,390

               AMERICAN STANDARD COMPANIES INC. AND SUBSIDIARIES
                       (FORMERLY ASI HOLDING CORPORATION)

                   UNAUDITED SUMMARY STATEMENT OF OPERATIONS

                                                                        NINE MONTHS ENDED
                                                                          SEPTEMBER 30,
                                                                    --------------------------
                                                                      1993              1994
                                                                    --------          --------
                                                                      (DOLLARS IN MILLIONS,
                                                                      EXCEPT PER SHARE DATA)
Sales..........................................................     $   2,851.4       $   3,308.9
                                                                    -----------       -----------
Cost and expenses
     Cost of sales.............................................         2,132.7           2,487.1
     Selling and administrative expenses.......................           511.9             569.5
     Other expense.............................................            26.8              24.9
     Interest expense..........................................           213.6             194.3
                                                                    -----------       -----------
                                                                        2,885.0           3,275.8
Income (loss) before income taxes and extraordinary loss.......           (33.6)             33.1
Income taxes...................................................            21.4              46.7
                                                                    -----------       -----------
Loss before extraordinary loss.................................           (55.0)            (13.6)
Extraordinary loss.............................................           (91.9)               --
                                                                    -----------       -----------
Net loss.......................................................          (146.9)            (13.6)
Preferred stock dividend.......................................            (8.6)               --
                                                                    -----------       -----------
Net loss applicable to common shares...........................     $    (155.5)      $     (13.6)
                                                                    ===========       ===========
Loss per common share:
     Loss before extraordinary loss............................     $     (1.07)      $      (.23)
     Extraordinary loss........................................           (1.55)               --
                                                                    -----------       -----------
     Net loss per common share.................................     $     (2.62)      $      (.23)
                                                                    ===========       ===========
Average number of outstanding shares and equivalents...........      59,287,348        59,911,525

                            See accompanying notes.

               AMERICAN STANDARD COMPANIES INC. AND SUBSIDIARIES
                       (FORMERLY ASI HOLDING CORPORATION)

                        UNAUDITED SUMMARY BALANCE SHEET

                                                                                 SEPTEMBER 30,
                                                                                     1994
                                                                                 -------------
                                                                                  (DOLLARS IN
                                                                                   MILLIONS)
                                            ASSETS
Current Assets
  Cash and certificates of deposit...........................................      $    62.9
  Accounts receivable........................................................          649.6
  Inventories
     Finished products.......................................................          237.6
     Products in process.....................................................           88.0
     Raw materials...........................................................           94.9
                                                                                   ---------
                                                                                       420.5
  Other current assets.......................................................           59.5
                                                                                   ---------
       Total Current Assets..................................................        1,192.5
Facilities, less accumulated depreciation of $429.6..........................          800.6
Goodwill.....................................................................        1,073.8
Other Assets.................................................................          213.8
                                                                                   ---------
                                                                                   $ 3,280.7
                                                                                   =========
                            LIABILITIES AND STOCKHOLDERS' DEFICIT
Current Liabilities
  Loans payable to banks.....................................................      $   100.0
  Current maturities of long-term debt.......................................          130.1
  Accounts payable...........................................................          304.2
  Accrued payrolls...........................................................          157.5
  Other accrued liabilities..................................................          363.5
  Taxes on income............................................................           36.5
                                                                                   ---------
       Total Current Liabilities.............................................        1,091.8
Long-Term Debt...............................................................        2,144.8
Other Liabilities............................................................          734.0
                                                                                   ---------
       Total Liabilities.....................................................        3,970.6
Commitments and Contingencies
Stockholders' Deficit
  Common stock $.01 par value, 200,000,000 shares authorized; 61,062,078
     shares issued and outstanding in 1994...................................             .6
  Capital surplus............................................................          196.6
  Subscriptions receivable...................................................           (2.1)
  ESOP shares................................................................            (.4)
  Accumulated deficit........................................................         (763.6)
  Foreign currency translation effects.......................................         (115.4)
  Minimum pension liability adjustment.......................................           (5.6)
                                                                                   ---------
       Total Stockholders' Deficit...........................................         (689.9)
                                                                                   ---------
                                                                                   $ 3,280.7
                                                                                   =========

                            See accompanying notes.

               AMERICAN STANDARD COMPANIES INC. AND SUBSIDIARIES
                       (FORMERLY ASI HOLDING CORPORATION)

                   UNAUDITED SUMMARY STATEMENT OF CASH FLOWS

                                                                                   NINE MONTHS ENDED
                                                                                     SEPTEMBER 30,
                                                                               -------------------------
                                                                                 1993             1994
                                                                               --------         --------
                                                                                 (DOLLARS IN MILLIONS)
Cash provided (used) by:
Operating activities:
  Income-related:
    Net loss before extraordinary loss.....................................    $  (55.0)        $  (13.6)
    Depreciation and asset loss provisions.................................        81.0             95.3
    Amortization of goodwill...............................................        23.2             23.4
    Non-cash interest......................................................        52.0             39.5
    Accrued interest.......................................................        36.6             31.5
    Amortization of debt issuance costs....................................         8.4             11.0
    Non-cash stock compensation............................................        19.0             21.0
  Changes in working capital invested in operations........................       (88.5)          (128.4)
  Timing differences in funding............................................        (3.3)            47.7
                                                                               --------         --------
Net cash flow provided by operating activities.............................        73.4            127.4
                                                                               --------         --------
Investing activities:
  Purchase of property, plant and equipment................................       (46.3)           (50.3)
  Investment in affiliated companies.......................................        (8.1)           (12.9)
  Proceeds from disposals of property, plant and equipment.................         2.1             11.1
  Other....................................................................         4.5             (2.1)
                                                                               --------         --------
Net cash used by investing activities......................................       (47.8)           (54.2)
                                                                               --------         --------
Financing activities:
  Proceeds from issuance of senior securities..............................       650.0               --
  Proceeds from term loans.................................................       750.0               --
  Repayment of term loans..................................................      (454.6)          (101.3)
  Repayment of senior securities...........................................      (915.9)              --
  Premiums on redemption of senior securities..............................       (44.9)              --
  Net revolver borrowings..................................................        91.4             62.5
  Net decrease in short-term debt..........................................       (54.6)           (12.8)
  Proceeds from other long-term debt.......................................         3.6              9.3
  Repayments of other long-term debt.......................................       (11.5)           (16.6)
  Common stock repurchases.................................................        (3.6)            (4.3)
  ESOP stock repurchases...................................................        (3.3)            (3.7)
  Repayment of stock subscriptions receivable..............................          .4               .4
  Other financing costs....................................................       (77.0)              --
                                                                               --------         --------
Net cash used by financing activities......................................       (70.0)           (66.5)
                                                                               --------         --------
Decrease in cash and certificates of deposit excluding translation
  effects..................................................................       (44.4)             6.7
Effect of exchange rate changes on cash and certificates of deposit........        (2.6)             3.0
                                                                               --------         --------
Net decrease in cash and certificates of deposit...........................       (47.0)             9.7
Cash and certificates of deposit at beginning of period....................       111.5             53.2
                                                                               --------         --------
Cash and certificates of deposit at end of period..........................    $   64.5         $   62.9
                                                                               ========         ========

                            See accompanying notes.

               AMERICAN STANDARD COMPANIES INC. AND SUBSIDIARIES
                       (FORMERLY ASI HOLDING CORPORATION)

                     NOTES TO SUMMARY FINANCIAL STATEMENTS

     (1) The accompanying summary statement of operations of American Standard Companies Inc. (the "Company") and subsidiaries for the nine months ended September 30, 1993 and 1994 has not been audited, but management believes that all adjustments, consisting of normal recurring items, necessary to a fair statement for those periods have been included. Results for the first nine months of 1994 are not necessarily indicative of results for the entire year. Share amounts and per share data have been adjusted to reflect the 2.5 to 1 split effected in December 1994.

     (2) Included in the nine months ended September 30, 1994, are charges of $26 million related to employee severance ($20 million), the consolidation of production facilities ($5 million) and the implementation of other cost reduction actions ($1 million), and $14 million of reserves for losses on operating assets expected to be disposed of prior to the expiration of their originally estimated useful lives. Of such amounts $36 million was included in cost of sales. Other than costs related to the consolidation of production facilities which will be liquidated over several years, the charges will be paid by June 30, 1995.

     (3) As described in Note 5 of Notes to Consolidated Financial Statements for the year ended December 31, 1993, there are pending German tax issues for the years 1984 through 1990. There has been no significant change in the status of these issues since December 31, 1993.

     (4) On October 21, 1994, the Existing Credit Agreement was amended to provide for an additional term loan of $325 million (the "October Borrowing") to the Company, the proceeds of which will be applied to redeem on November 21, 1994, all of the $316.8 million in aggregate principal amount of the Company's 12 3/4% Junior Subordinated Debentures and 14 1/4% Subordinated Discount Debentures and to pay redemption premiums of $4.4 million and debt issue costs of $3.8 million. The Company will incur an extraordinary loss estimated to be $8.7 million related to the redemptions of debt described above. The Company entered into an interest rate swap agreement to fix the interest rate on the October Borrowing at 8.94% for a period of 105 days commencing October 25, 1994.

     (5) The Company has filed a registration statement pursuant to which it plans to offer common stock to the public. If completed, the offering is anticipated to provide gross proceeds to the Company of approximately $300 million (assuming no exercise of the Underwriters' over-allotment options). The net proceeds of this offering would be used to reduce bank borrowings.

===============================================================================

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR ANY OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Incorporation of Certain Documents by
Reference..............................    2
Available Information..................    2
Prospectus Summary.....................    3
Certain Investment Considerations......   10
The Company............................   17
The Acquisition........................   17
Use of Proceeds........................   17
Dividend Policy........................   18
Dilution...............................   19
Capitalization.........................   20
Pro Forma Financial Data...............   21
Selected Historical Consolidated
  Financial Data.......................   24
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................   26
Business...............................   44
Management.............................   58
Certain Transactions and
  Relationships........................   73
Security Ownership of Certain
  Beneficial Owners....................   75
Shares Eligible for Future Sale........   76
Description of Capital Stock...........   78
Certain Indebtedness...................   85
Underwriting...........................   92
Legal Matters..........................   94
Experts................................   94
Index to Consolidated Financial
  Statements and Supplementary Data....  F-1


                               14,500,000 SHARES


                               AMERICAN STANDARD
                                 COMPANIES INC.


                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)


                         ------------------------------

                      [AMERICAN STANDARD COMPANIES LOGO ]

                         ------------------------------

                              GOLDMAN, SACHS & CO.

                                CS FIRST BOSTON

                              MORGAN STANLEY & CO.
                                  INCORPORATED

                               SMITH BARNEY INC.

                      REPRESENTATIVES OF THE UNDERWRITERS


===============================================================================

                    APPENDIX TO ELECTRONIC FORMAT DOCUMENT

                  DESCRIPTION OF INSIDE FRONT COVER PICTURES


PICTURE 1  - TRANE XL 1200 RESIDENTIAL COOLING UNIT



PICTURE 2  - TRANE CENTRAVAC(R) CENTRIFUGAL CHILLER



PICTURE 3  - TRANE LIGHT COMMERICAL ROOFTOP HEATING AND COOLING UNIT



PICTURE 4  - TRANE TRACER SUMMIT(TM) BUILDING MANAGEMENT SYSTEM



PICTURE 5  - TRANE MODULAR CLIMATE CHANGER(R) AIR HANDLER



PICTURE 6  - TUB



PICTURE 7  - VITREOUS CHINA FIXTURE; SINK



PICTURE 8  - FAUCETS



PICTURE 9  - FAUCETS



PICTURE 10 - WABCO COMMERCIAL VEHICLE COMPONENTS

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]


                 SUBJECT TO COMPLETION, DATED FEBRUARY 2, 1995


                               14,500,000 SHARES

                        AMERICAN STANDARD COMPANIES INC.
                                  COMMON STOCK
                          (PAR VALUE $0.01 PER SHARE)
                              -------------------

     Of the 14,500,000 shares of Common Stock offered, 4,500,000 shares are being offered hereby in an international offering outside the United States and 10,000,000 shares are being offered in a concurrent United States offering. The initial public offering price and the aggregate underwriting discount per share are identical for both offerings (collectively, the "Offerings"). See "Underwriting".

     All of the shares of Common Stock offered are being issued and sold by the Company. None of the Company's current stockholders, including Kelso ASI Partners, L.P., ("ASI Partners") the Company's majority stockholder, the American-Standard Employee Stock Ownership Plan or management stockholders, will sell any Common Stock in the Offerings. Upon completion of the Offerings, ASI Partners will own approximately 60% of the outstanding Common Stock and will retain the power to elect a majority of the Company's directors and thereby to determine the Company's corporate policies.

     Prior to the Offerings, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price per share will be between $19 and $22. For factors to be considered in determining the initial public offering price, see "Underwriting".

     SEE "CERTAIN INVESTMENT CONSIDERATIONS" FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.

     The Common Stock has been authorized for listing on the New York Stock Exchange, subject to official notice of issuance.
                              -------------------
   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
      AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
        THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
          ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                              -------------------

                                 INITIAL PUBLIC        UNDERWRITING          PROCEEDS TO
                                 OFFERING PRICE         DISCOUNT(1)          COMPANY(2)
                              ---------------------------------------------------------------
Per Share................               $                    $                    $
Total(3).................               $                    $                    $

- ------------

(1) The Company and American Standard Inc. have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

(2) Before deducting estimated expenses of $2,900,000 payable by the Company.

(3) The Company has granted the International Underwriters an option for 30 days after the date of this Prospectus to purchase up to an additional 675,000 shares at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. Additionally, an over-allotment option on 1,500,000 shares has been granted by the Company as part of the United States offering. If such options are exercised in full, the total initial public offering price, underwriting discount and proceeds to the
    Company will be $          , $          and $          , respectively. See
    "Underwriting".
                              -------------------
    The shares offered hereby are offered severally by the International Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New
York, on or about February   , 1995.
GOLDMAN SACHS INTERNATIONAL                               S.G.WARBURG SECURITIES

CS FIRST BOSTON LIMITED                                     MORGAN STANLEY & CO.
                                                                INTERNATIONAL

ABN AMRO BANK N.V.                              DEUTSCHE BANK AKTIENGESELLSCHAFT


SCOTIA MCLEOD INC.                                              SOCIETE GENERALE


                    YAMAICHI INTERNATIONAL (EUROPE) LIMITED

                            ------------------------

               The date of this Prospectus is February   , 1995.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     American Standard Companies Inc. (formerly named ASI Holding Corporation) (the "Company") has filed with the Securities and Exchange Commission (the "Commission"), pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), an Annual Report on Form 10-K for the year ended December 31, 1993 (the "1993 10-K"), Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, June 30 and September 30, 1994 and an amended Quarterly Report on Form 10-Q/A for the fiscal quarter ended March 31, 1994 (the "1994 10-Qs") and a Current Report on Form 8-K, dated November 10, 1994 (the "8-K"), which are hereby incorporated by reference in and made a part of this Prospectus (to the extent not superseded hereby).

     Any statements contained in the 1993 10-K, the 1994 10-Qs or the 8-K shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The 1993 10-K, the 1994 10-Qs and the 8-K, without exhibits, are available without charge upon request directed to: Office of the Secretary, American Standard Companies Inc., One Centennial Avenue, P.O. Box 6820, Piscataway, NJ 08855-6820 ((908) 980-6000).

                             AVAILABLE INFORMATION

     The Company has filed with the Commission a registration statement on Form S-2 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares (the "Shares") of its common stock, par value $.01 per share (the "Common Stock") offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete; with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. Items of information omitted from this Prospectus but contained in the Registration Statement may be inspected and copied without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at the following regional offices of the Commission: 14th Floor, 500 West Madison Street, Chicago, Illinois 60661; and 7 World Trade Center, New York, New York 10048. Copies of such material can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 at prescribed rates.

     The Company complies with the informational requirements of the Exchange Act and, in accordance therewith, files reports and other information with the Commission. All such information may be inspected and copied at the public reference facilities maintained by the Commission at the locations referred to above. The Common Stock has been authorized for listing on the New York Stock Exchange (the "NYSE") subject to official notice of issuance, and copies of such material will also be available for inspection at the offices of the NYSE, 20 Broad Street, New York, New York 10005.
                            ------------------------

     This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy the Shares in any jurisdiction in which such offer or solicitation is unlawful. There are restrictions on the offer and sale of the Shares in the United Kingdom. All applicable provisions of the Financial Services Act 1986 and the Companies Act 1985 with respect to anything done by any person in relation to the Shares in, from, or otherwise involving the United Kingdom must be complied with. See "Underwriting".

     In this Prospectus, reference to "dollars", "U.S.$" and $ are United States dollars.
                            ------------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

(ii) failure by American Standard Inc. to comply with the covenants contained in the relevant indenture; (iii) failure by American Standard Inc. to comply with its obligations under any "Successor Corporation" section, if contained in the relevant indenture; (iv) failure by American Standard Inc. or certain of its subsidiaries to pay their respective indebtedness within any applicable grace period after final maturity or acceleration of such indebtedness because of a default, where the total amount of debt unpaid or accelerated exceeds a specified amount ranging from $10 million to $25 million (as set forth in the relevant indenture); (v) failure of certain subsidiaries to pay their respective indebtedness within any applicable grace period after final maturity or acceleration of such indebtedness because of a default, where the total amount unpaid or accelerated exceeds $50 million; (vi) certain events of bankruptcy, insolvency or reorganization of American Standard Inc. or certain of its subsidiaries; and (vii) any judgment or decree for the payment of money in excess of $25 million (to the extent not covered by insurance or a bond) being rendered against American Standard Inc. or certain of its subsidiaries, which judgment or decree is not discharged, waived or the execution thereof stayed within a period of 60 days.

                           CERTAIN UNITED STATES TAX
                        CONSEQUENCES TO NON-U.S. HOLDERS

     The following is a general discussion of certain United States Federal income and estate tax consequences of the ownership and disposition of Common Stock by a person other than (i) a citizen or resident of the United States,
(ii) a corporation, partnership or other entity created or organized in the United States or under the laws of the United States or of any State or (iii) an estate or trust whose income is includable in gross income for United States Federal income tax purposes regardless of its source (referred to hereafter as a "non-U.S. holder").

     The discussion is based on provisions of the Internal Revenue Code of 1986, as amended (the "Code") and administrative and judicial interpretations as of the date hereof, all of which are subject to change, possibly with retroactive effect. Furthermore, this discussion does not consider specific facts and circumstances that may be relevant to a particular holder's tax position. Prospective purchasers are urged to consult a tax adviser with respect to the United States Federal income and estate tax consequences of owning and disposing of Common Stock, as well as any tax consequences under the laws of any other taxing jurisdiction.

INCOME TAX

     DIVIDENDS. Generally, dividends paid to a non-U.S. holder of Common Stock will be subject to U.S. Federal income tax. Except in the case of dividends that are effectively connected with the holder's conduct of a trade or business within the United States, this tax is imposed and withheld at the rate of 30% of the amount of the dividend, unless reduced by an applicable income tax treaty. Currently, dividends paid to an address in a foreign country are presumed to be paid to a resident of such country in determining the applicability of a treaty for such purposes. However, the Internal Revenue Service has issued proposed regulations which, if adopted, would require a non-U.S. holder to provide certain certifications under penalties of perjury in order to obtain treaty benefits.

     Except as may be otherwise provided in an applicable income tax treaty, dividends which are effectively connected with the non-U.S. holder's conduct of a trade or business within the United States are subject to tax at ordinary Federal income tax rates, which tax is not collected by withholding (except as described below under "Backup Withholding and Information Reporting"). All or part of any effectively connected dividends received by a foreign corporation may also, under certain circumstances, be subject to an additional "branch profits" tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Non-U.S. holders of Common Stock must comply with certain certification and disclosure requirements to claim an exception from withholding under the rules described in this paragraph.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

     A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the United States Internal Revenue Service.

     DISPOSITION OF COMMON STOCK. Generally, non-U.S. holders will not be subject to United States Federal income tax (or withholding thereof) in respect of gain recognized on a disposition of Common Stock unless (i) the gain is effectively connected with the non-U.S. holder's conduct of a trade or business within the United States (in which case the "branch profits" tax described above may also apply if the holder is a foreign corporation), (ii) in the case of a non-U.S. holder who is a non-resident alien individual and holds the Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale and certain other conditions are met; or (iii) the Company is or has been a "United States real property holding corporation" for Federal income tax purposes (which the Company does not believe it has been or is currently) and the non-U.S. holder has held directly or constructively more than 5% of the outstanding Common Stock within the five-year period ending on the date of the disposition.

ESTATE TAX

     If an individual non-U.S. holder owns, or is treated as owning, Common Stock at the time of his or her death, such stock would be subject to U.S. Federal estate tax imposed on the estates of nonresident aliens, in the absence of a contrary provision contained in any applicable tax treaty.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     DIVIDENDS. Generally, dividends paid on Common Stock to a non-U.S. holder at an address outside the United States will be exempt from backup withholding tax and U.S. information reporting requirements (but not from regular withholding tax discussed above).

     BROKER SALES. Payments of proceeds from the sale of Common Stock by a non-U.S. holder made to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, certain foreign offices, including the foreign offices of a U.S. broker, are subject to information reporting unless the holder certifies its non-U.S status under penalties of perjury or otherwise establishes its entitlement to an exemption. Payments of proceeds from the sale of Common Stock by a non-U.S. holder to or through a U.S. office of a broker are currently subject to both information reporting and backup withholding at a rate of 31% unless the holder certifies its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption.

     A non-U.S. holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

                                  UNDERWRITING


     Subject to the terms and conditions of the International Underwriting Agreement, the Company has agreed to sell to each of the International Underwriters named below, and each of such International Underwriters, for whom Goldman Sachs International, S.G. Warburg Securities Ltd., CS First Boston Limited, and Morgan Stanley & Co. International Limited are acting as representatives, has severally agreed to purchase from the Company, the respective number of shares of Common Stock set forth opposite its name below:



                                                                      NUMBER OF
                                                                      SHARES OF
                        INTERNATIONAL UNDERWRITERS                   COMMON STOCK
        -----------------------------------------------------------  ------------
        Goldman Sachs International................................    1,350,000
        S.G. Warburg Securities Ltd................................    1,350,000
        CS First Boston Limited....................................      650,000
        Morgan Stanley & Co. International Limited.................      650,000
        ABN Amro Bank N.V..........................................      100,000
        Deutsche Bank Aktiengesellschaft...........................      100,000
        ScotiaMcLeod Inc. .........................................      100,000
        Societe Generale...........................................      100,000
        Yamaichi International (Europe) Limited....................      100,000
                                                                     ------------
                  Total............................................    4,500,000
                                                                     ===============


     Under the terms and conditions of the International Underwriting Agreement, the International Underwriters are committed to take and pay for all of the Shares, if any are taken.

     The International Underwriters propose to offer the Shares in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus, and in part to certain securities dealers at such price less
a concession of $          per share. The International Underwriters may allow,
and such dealers may reallow, a concession not in excess of $          per share
to certain brokers and dealers. After the Shares are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

     The Company has entered into an underwriting agreement (the "U.S. Underwriting Agreement") with the underwriters of the U.S. offering (the "U.S. Underwriters") providing for the concurrent offer and sale of 10,000,000 Shares in an offering in the United States. The offering price and aggregate underwriting discounts and commissions per share for the two offerings are identical. The closing of the offering made hereby is a condition to the closing of the international offering, and vice versa. The representatives of the U.S. Underwriters are Goldman Sachs & Co., CS First Boston, Morgan Stanley & Co. Incorporated and Smith Barney Inc.

     An affiliate of Smith Barney Inc. and an affiliate of CS First Boston Corporation own indirect equity interests in ASI Partners which, after giving effect to the Offerings, will own approximately 60% of the outstanding Common Stock of the Company. Accordingly, the provisions of Schedule E to the By-Laws of the National Association of Securities Dealers, Inc. apply to the Offerings, and the initial public offering price can be no higher than that recommended by a "qualified independent underwriter" meeting certain standards. In accordance with this requirement, Goldman, Sachs & Co. has served in such role and has recommended a price in compliance with the requirements of Schedule E. Goldman, Sachs & Co. in its role as qualified independent underwriter has performed due diligence investigations and reviewed and participated in the preparation of this Prospectus and the Registration Statement of which this Prospectus forms a part. The representatives of the Underwriters have informed the Company that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority except in accordance with Schedule E.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

In addition, an affiliate of Smith Barney Inc., affiliates of CS First Boston Corporation and an affiliate of S.G. Warburg Securities Ltd. are investors in investment funds sponsored by Kelso, which funds are not investors in the Company.

     Pursuant to an agreement between the U.S. and International Underwriting Syndicates (the "Agreement Between") relating to the two Offerings, each of the U.S. Underwriters has agreed or will agree pursuant to the Agreement Between that, as a part of the distribution of the Shares offered as part of the U.S. Offering and subject to certain exceptions, it will offer, sell or deliver the Shares offered as part of the U.S. Offering and other shares of Common Stock, directly or indirectly, only in the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (the "United States") and to U.S. persons, which term shall mean, for purposes of this paragraph: (a) any individual who is a resident of the United States or (b) any corporation, partnership or other entity organized in or under the laws of the United States or any political subdivision thereof and whose office most directly involved with the purchase is located in the United States. Each of the International Underwriters named herein has agreed or will agree pursuant to the Agreement Between that, as a part of the distribution of the Shares offered hereby, and subject to certain exceptions, it will (i) not, directly or indirectly, offer, sell or deliver shares of Common Stock (a) in the United States or to any U.S. persons or (b) to any person whom it believes intends to reoffer, resell or deliver the shares in the United States or to any U.S. persons, and (ii) cause any dealer to whom it may sell such shares at any concession to agree to observe a similar restriction.

     Pursuant to the Agreement Between, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed. The price of any shares so sold shall be the initial public offering price, less an amount not greater than the selling concession.

     The Company has granted the International Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 675,000 additional shares of Common Stock to cover over-allotments, if any, at the initial public offering price, less the underwriting discount, as set forth in this Prospectus. If the International Underwriters exercise their over-allotment option, the International Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the total number of shares. The International Underwriters may exercise such option only to cover over-allotments in connection with the sale of the shares. The Company has granted the U.S. Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 1,500,000 additional shares of Common Stock, solely to cover over-allotments, at the initial public offering price less the underwriting discount, as set forth on the cover page of this Prospectus.

     At the Company's request, the Underwriters have agreed to make available shares of Common Stock for sale at the initial public offering price to officers, directors, employees and certain other persons associated with the Company. The number of shares of Common Stock available for sale to the general public will be reduced to the extent that these persons purchase such shares. Any such shares not purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby.

     The Company and certain existing stockholders (including ASI Partners) have agreed not to offer, sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of the representatives of the Underwriters, except for the shares of Common Stock offered in connection with the concurrent U.S. and international offerings and shares of Common Stock issued pursuant to the Stock Plan. Such consent may be provided without prior notice to holders of the Common Stock or to the markets where such securities are traded.

     Prior to the Offerings, there has been no public market for the Common Stock. The initial public offering price was negotiated among American Standard and the representatives of the U.S.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

Underwriters and the International Underwriters. Among the factors considered in determining the initial public offering price of the Common Stock, in addition to prevailing market conditions, were the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

     The Common Stock has been authorized for listing, subject to official notice of issuance, on the New York Stock Exchange. In order to meet one of the requirements for listing the Common Stock on the New York Stock Exchange, the U.S. Underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.

     The representatives of the Underwriters have in the past provided and may continue to provide investment banking services to the Company and Kelso.

     The Company and American Standard Inc. have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     The validity of the Shares will be passed upon for the Company by Debevoise & Plimpton, New York, New York. Debevoise & Plimpton also acts and may hereafter act as counsel to Kelso and its affiliates, including ASI Partners. Certain legal matters in connection with the Offerings will be passed upon for the Underwriters by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York.

                                    EXPERTS

     The consolidated financial statements of the Company as of December 31, 1992 and 1993, and for each of the three years in the period ended December 31, 1993 appearing in this Prospectus and the Registration Statement and the consolidated financial statements of the Company appearing in the Company's Annual Report on Form 10-K for the year ended December 31, 1993 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein or included herein or incorporated herein by reference, and have been so included or incorporated by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.


     Certain information with respect to German tax matters has been included herein in reliance upon the authority of Meilicke & Partner as experts in German tax matters.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

===============================================================================

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR ANY OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Incorporation of Certain Documents by
Reference..............................    2
Available Information..................    2
Prospectus Summary.....................    3
Certain Investment Considerations......   10
The Company............................   17
The Acquisition........................   17
Use of Proceeds........................   17
Dividend Policy........................   18
Dilution...............................   19
Capitalization.........................   20
Pro Forma Financial Data...............   21
Selected Historical Consolidated
  Financial Data.......................   24
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................   26
Business...............................   44
Management.............................   58
Certain Transactions and
  Relationships........................   73
Security Ownership of Certain
  Beneficial Owners....................   75
Shares Eligible for Future Sale........   76
Description of Capital Stock...........   78
Certain Indebtedness...................   85
Certain United States Tax Consequences
  to Non-U.S. Holders..................   92
Underwriting...........................   94
Legal Matters..........................   96
Experts................................   96
Index to Consolidated Financial
  Statements and Supplementary Data....  F-1

                               14,500,000 SHARES


                               AMERICAN STANDARD
                                 COMPANIES INC.

                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)

                         ------------------------------

                       [AMERICAN STANDARD COMPANIES LOGO]

                         ------------------------------

                          GOLDMAN SACHS INTERNATIONAL

                             S.G.WARBURG SECURITIES

                            CS FIRST BOSTON LIMITED

                              MORGAN STANLEY & CO.
                                 INTERNATIONAL


                      REPRESENTATIVES OF THE UNDERWRITERS

===============================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     Registration fee.......................................................   $  126,515
     NASD fee...............................................................       30,500
     NYSE listing fee.......................................................      300,000
     Blue Sky fees and expenses.............................................       28,000
     Transfer agent's fees..................................................       10,000
     Printing and engraving expenses........................................      400,000
     Legal fees and expenses................................................      600,000
     Accounting fees and expenses...........................................      400,000
     Premium for directors and officers insurance...........................      200,000
     Miscellaneous..........................................................      804,985
                                                                               ----------
         Total..............................................................   $2,900,000
                                                                                =========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the General Corporation Law of the State of Delaware (the "Delaware Law") empowers a Delaware corporation to indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer or director of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such officer or director acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the corporation's best interests, and, for criminal proceedings, had no reasonable cause to believe his conduct was illegal. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation in the performance of his duty. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director actually and reasonably incurred.

     In accordance with the Delaware Law, the Restated Certificate of Incorporation of the Company contains a provision to limit the personal liability of the directors for violations of their fiduciary duty. This provision eliminates each director's liability to the Company or its respective stockholders for monetary damages except (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware Law providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions, or (iv) for any transaction from which a director derived an improper personal benefit. The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any such actions involving gross negligence.

     Subsection (b) of Article EIGHTH of the Company's Restated Certificate of Incorporation provides for indemnification of directors and officers as follows:

          (b) The Corporation shall indemnify, to the fullest extent now or hereafter permitted by the General Corporation Law of the State of Delaware, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was or has agreed to become a

     Director or officer of the Corporation, or is or was serving or has agreed to serve at the request of the Corporation as a Director or officer of another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to be taken or omitted in such capacity, and may to the same extent indemnify any person who was or is a party or is threatened to be made a party to such an action, suit or proceeding by reason of the fact that he or she is or was or has agreed to become an employee or agent of the Corporation, or is or was serving or has agreed to serve at the request of the Corporation as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with such action, suit or proceeding or any appeal therefrom.

     Article VI of the Amended By-Laws of the Company provides for indemnification of directors and officers as follows:

     Section 6.1. Nature of Indemnity. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was or has agreed to become a Director or officer of the Corporation, or is or was serving or has agreed to serve at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, and may indemnify any person who was or is a party or is threatened to be made a party to such an action, suit or proceeding by reason of the fact that he is or was or has agreed to become an employee or agent of the Corporation, or is or was serving or has agreed to serve at the request of the Corporation as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or on his behalf in connection with such action, suit or proceeding and any appeal therefrom, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding had no reasonable cause to believe his conduct was unlawful; except that in the case of an action or suit by or in the right of the Corporation to procure a judgment in its favor (1) such indemnification shall be limited to expenses (including attorneys' fees) actually and reasonably incurred by such person in the defense or settlement of such action or suit, and (2) no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

     The termination of any action, suit or proceeding by judgment, order settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

     Section 6.2. Successful Defense. To the extent that a Director, officer, employee or agent of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Section
6.1 hereof or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

     Section 6.3. Determination That Indemnification Is Proper. Any indemnification of a Director or officer of the Corporation under Section 6.1 hereof (unless ordered by a court) shall be made by the Corporation unless a determination is made that indemnification of the Director or officer is not proper in the circumstances because he has not met the applicable standard of conduct set forth in Section 6.1 hereof. Any indemnification of an employee or agent of the Corporation under Section 6.1 hereof (unless ordered by a court) may be made by the Corporation upon a determination that indemnification of the employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in Section 6.1 hereof. Any such determination shall be made (1) by a majority vote of the Directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) if there are no such Directors, or if such Directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders.

     Section 6.4. Advance Payment of Expenses. Expenses (including attorneys' fees) incurred by a Director or officer in defending any civil, criminal, administrative or investigative action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the Director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized in this Article. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the Board of Directors deems appropriate. The Board of Directors may authorize the Corporation's counsel to represent such Director, officer, employee or agent in any action, suit or proceeding, whether or not the Corporation is a party to such action, suit or proceeding.

     Section 6.5. Procedure for Indemnification of Directors and Officers. Any indemnification of a Director or officer of the Corporation under Sections 6.1 and 6.2, or advance of costs, charges and expenses to a Director or officer under Section 6.4 of this Article, shall be made promptly, and in any event within 30 days, upon the written request of the Director or officer. If a determination by the Corporation that the Director or officer is entitled to indemnification pursuant to this Article is required, and the Corporation fails to respond within sixty days to a written request for indemnity, the Corporation shall be deemed to have approved such request. If the Corporation denies a written request for indemnity or advancement of expenses, in whole or in part, or if payment in full pursuant to such request is not made within 30 days, the right to indemnification or advances as granted by this Article shall be enforceable by the Director or officer in any court of competent jurisdiction. Such person's costs and expenses incurred in connection with successfully establishing his right to indemnification, in whole or in part, in any such action shall also be indemnified by the Corporation. It shall be a defense to any such action (other than an action brought to enforce a claim for the advance of costs, charges and expenses under Section 6.4 of this Article where the required undertaking, if any, has been received by the Corporation) that the claimant has not met the standard of conduct set forth in Section 6.1 of this Article, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, its independent legal counsel, and its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in Section 6.1 of this Article, nor the fact that there has been an actual determination by the Corporation (including its Board of Directors, its independent legal counsel, and its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

     Section 6.6. Survival; Preservation of Other Rights. The foregoing indemnification provisions shall be deemed to be a contract between the Corporation and each Director, officer, employee and agent who serves in any such capacity at any time while these provisions as well as the relevant provisions of the General Corporation Law of the State of Delaware are in effect. Any repeal or modification of these indemnification provisions shall not affect any right or obligation then existing with respect to any state of facts then or previously existing or any action, suit or proceeding previously or thereafter brought or threatened based in whole or in part upon any such state of facts. Such a "contract right" may not be modified retroactively without the consent of such Director, officer, employee or agent.

     The indemnification provided by this Article VI shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any by-law, agreement, vote of stockholders or disinterested Directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a Director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

     Section 6.7. Insurance. The Corporation shall purchase and maintain insurance on behalf of any person who is or was or has agreed to become a Director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him or on his behalf in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Article, provided that such insurance is available on acceptable terms, which determination shall be made by a vote of a majority of the entire Board of Directors.

     Section 6.8. Severability. If this Article VI or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each Director or officer and may indemnify each employee or agent of the Corporation as to costs, charges and expenses (including attorneys' fees), judgments, fines and amounts paid in settlement with respect to any action, suit or proceeding, whether civil, criminal, administrative or investigative, including an action by or in the right of the Corporation, to the fullest extent permitted by any applicable portion of this Article that shall not have been invalidated and to the fullest extent permitted by applicable law.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     The File Number of American Standard Companies Inc., the Registrant, and for all Exhibits incorporated by reference is 33-23070, except those Exhibits incorporated by reference in filings made by American Standard Inc. ("American Standard Inc.") whose File Number is 1-470.

A. EXHIBITS


 EXHIBIT NO.                                      DESCRIPTION
- -------------   -------------------------------------------------------------------------------
  (1)           Form of U.S. Underwriting Agreement.+
  (3)      (i)  Form of Restated Certificate of Incorporation of American Standard Companies
                Inc. (the "Company").+
          (ii)  Form of Amended By-Laws of the Company.+
  (4)      (i)  Form of Common Stock Certificate.+
          (ii)  Indenture, dated as of November 1, 1986, between American Standard Inc. and
                Manufacturers Hanover Trust Company, Trustee, including the form of 9 1/4%
                Sinking Fund Debenture Due 2016 issued pursuant thereto on December 9, 1986, in the aggregate principal amount of $150,000,000; previously filed as Exhibit
                (4)(iii) by American Standard Inc. in its Form 10-K for the fiscal year ended
                December 31, 1986, and herein incorporated by reference.
         (iii)  Instrument of Resignation, Appointment and Acceptance, dated as of April 25,
                1988 among American Standard Inc., Manufacturers Hanover Trust Company (the
                "Resigning Trustee") and Wilmington Trust Company (the "Successor Trustee"),
                relating to resignation of the Resigning Trustee and appointment of the
                Successor Trustee, under the Indenture described in (4)(ii) above; previously filed as Exhibit (4)(ii) in Registration Statement No. 33-64450 of American
                Standard Inc. under the Securities Act of 1933, as amended, and herein incorporated by reference.


          (iv)  Indenture dated as of May 15, 1992, between American Standard Inc. and First
                Trust National Association, Trustee, relating to American Standard Inc.'s
                10 7/8% Senior Notes due 1999, in the aggregate principal amount of
                $150,000,000; previously filed as Exhibit (4)(i) by American Standard Inc. in its Form 10-Q for the quarter ended June 30, 1992, and herein incorporated by reference.
           (v)  Form of 10 7/8% Senior Notes due 1999 included as Exhibit A to the Indenture described in (4)(iv) above.
          (vi)  Indenture dated as of May 15, 1992, between American Standard Inc. and First
                Trust National Association, Trustee, relating to American Standard Inc.'s
                11 3/8% Senior Debentures due 2004, in the aggregate principal amount of
                $250,000,000; previously filed as Exhibit (4)(iii) by American Standard Inc. in its Form 10-Q for the quarter ended June 30, 1992, and herein incorporated by reference.

- ---------------
 + Previously filed

 EXHIBIT NO.                                      DESCRIPTION
- -------------   -------------------------------------------------------------------------------
         (vii)  Form of 11 3/8% Senior Debentures due 2004 included as Exhibit A to the
                Indenture described in (4)(vi) above.
        (viii)  Form of Indenture, dated as of June 1, 1993, between American Standard Inc. and
                United States Trust Company of New York, as Trustee, relating to American
                Standard Inc.'s 9 7/8% Senior Subordinated Notes Due 2001; previously filed as
                Exhibit (4) (xxxi) in Amendment No. 1 to Registration Statement No. 33-61130 of
                American Standard Inc. under the Securities Act of 1933, as amended, and herein incorporated by reference.
          (ix)  Form of Note evidencing the 9 7/8% Senior Subordinated Notes Due 2001 included as Exhibit A to the Form of Indenture referred to in 4(viii) above.
           (x)  Form of Indenture, dated as of June 1, 1993, between American Standard Inc. and
                United States Trust Company of New York, as Trustee, relating to American
                Standard Inc.'s 10 1/2% Senior Subordinated Discount Debentures Due 2005;
                previously filed as Exhibit (4) (xxxiii) in Amendment No. 1 to Registration
                Statement No. 33-61130 of American Standard Inc. under the Securities Act of
                1933, as amended, and herein incorporated by reference.
          (xi)  Form of Debenture evidencing the 10 1/2% Senior Subordinated Discount
                Debentures Due 2005 included as Exhibit A to the Form of Indenture referred to in 4 (x) above.
         (xii)  Assignment and Amendment Agreement, dated as of June 1, 1993, among American
                Standard Inc., the Company, certain subsidiaries of American Standard Inc.,
                Bankers Trust Company, as agent under the 1988 Credit Agreement, the financial institutions named as Lenders in the 1988 Credit Agreement and certain additional Lenders and Chemical Bank, as Administrative Agent and Arranger;
                previously filed as Exhibit (4)(xiii) in Amendment No. 1 to Registration
                Statement No. 33-64450 of American Standard Inc. under the Securities Act of
                1933, as amended, and herein incorporated by reference.
        (xiii)  Credit Agreement, dated as of June 1, 1993, among American Standard Inc., the
                Company, certain subsidiaries of American Standard Inc. and the lending institutions listed therein, Chemical Bank, as Administrative Agent and
                Arranger; Bankers Trust Company, The Bank of Nova Scotia, The Chase Manhattan
                Bank, N.A., Deutsche Bank AG, The Long-Term Credit Bank of Japan, Ltd., New
                York Branch, and NationsBank of North Carolina, N.A., as Managing Agents, and
                Banque Paribas, Citibank, N.A., and Compagnie Financiere de CIC et de l'Union
                Europeenne, New York Branch, as Co-Agents; previously filed as Exhibit (4)(xiv)
                in Amendment No. 1 to Registration Statement No. 33-64450 of American Standard
                Inc. under the Securities Act of 1933, as amended, and herein incorporated by reference.
         (xiv)  First Amendment, Consent and Waiver, dated as of February 10, 1994, to the
                Credit Agreement referred to in paragraph (4)(xiii) above; previously filed as
                Exhibit (4)(xvii) by American Standard Inc. in its Form 10-K for the year ended
                December 31, 1993, concurrently with the filing of the Company's Form 10-K for the same year, and herein incorporated by reference.
          (xv)  Second Amendment, dated as of October 21, 1994, to the Credit Agreement, referred to in paragraph (4)(xiii) above.+
         (xvi)  Stockholders Agreement, dated as of July 7, 1988, as amended as of August 1,
                1988, among the Company, Kelso ASI Partners, L.P., and the Management
                Stockholders named therein; previously filed as Exhibit 4.19 in Amendment No. 2 to Registration Statement No. 33-23070 of the Company under the Securities Act of 1933, as amended, and herein incorporated by reference.

- ---------------
 + Previously filed

 EXHIBIT NO.                                      DESCRIPTION
- -------------   -------------------------------------------------------------------------------
        (xvii)  Amendment to Section 2.1 of the Stockholders Agreement referred to in paragraph
                (4)(xvi) above, effective as of January 1, 1991; previously filed as Exhibit
                (4)(xxvii) by the Company in its Form 10-K for the year ended December 31,
                1992, and herein incorporated by reference.
       (xviii)  Supplement and Amendment, dated as of September 4, 1991, to the Stockholders
                Agreement, dated as of July 7, 1988, as amended, referred to in paragraph
                (4)(xvi) above; previously filed as Exhibit (4)(ii) by the Company in its Form
                10-Q for the quarter ended September 30, 1991, and herein incorporated by reference.
         (xix)  Revised Schedule of Priorities, effective as of September 5, 1991, as adopted by the Board of Directors of the Company, pursuant to the Stockholders
                Agreement dated as of July 7, 1988, as amended, referred to in paragraph
                (4)(xvi) above; previously filed as Exhibit (4)(iii) by the Company in its Form
                10-Q for the quarter ended September 30, 1991, and herein incorporated by reference.
          (xx)  Amended Paragraph 6.1 of the Stockholders Agreement referred to in paragraph
                (4)(xvi) above, effective as of September 2, 1993; previously filed as Exhibit
                (4)(xxi) by the Company in its Form 10-K for the fiscal year ended December 31,
                1993, and herein incorporated by reference.
         (xxi)  Amended and Restated Stockholders Agreement, dated as of December 2, 1994, among the Company, Kelso ASI Partners, L.P., and the Management Stockholders
                named therein.+
        (xxii)  Form of Rights Agreement, dated as of January 5, 1995 between the Company and
                Citibank, N.A. as Rights Agent.+
  (5)           Opinion of Debevoise & Plimpton regarding the legality of the securities being registered.+
 (10)      (i)  Agreement and Plan of Merger, dated as of March 16, 1988, among American
                Standard Inc., ASI Acquisition Company and the Company and Offer Letter, dated
                March 16, 1988, between the Company and Kelso & Company, L.P.; previously filed as Exhibit 2 to American Standard Inc.'s Schedule 14D-9 filed March 21, 1988, in connection with the offer for all of the shares of American Standard Inc.'s
                Common Stock by a corporation formed by Kelso & Company, L.P., and herein incorporated by reference.
          (ii)  Amendment, dated June 3, 1988, to Agreement and Plan of Merger referred to in paragraph (10)(i) above; previously filed as Exhibit 2.50 in Amendment No. 1 to the Registration Statement No. 33-22126 of American Standard Inc. under the
                Securities Act of 1933, as amended, and herein incorporated by reference.
         (iii)  American Standard Inc. Long-Term Incentive Compensation Plan, as amended through February 6, 1992; previously filed as Exhibit (10)(iv) by American
                Standard Inc. in its Form 10-K for the fiscal year ended December 31, 1992, and herein incorporated by reference.
          (iv)  Trust Agreement for American Standard Inc. Long-Term Incentive Compensation
                Plan; previously filed as Exhibit (10)(iv) by American Standard Inc. in its
                Form 10-K for the year ended December 31, 1993, concurrently with the filing of the Company's Form 10-K for the same year, and herein incorporated by reference.
           (v)  American Standard Inc. Annual Incentive Plan; previously filed as Exhibit
                (10)(vii) by American Standard Inc. in its Form 10-K for the fiscal year ended
                December 31, 1988, and herein incorporated by reference.
          (vi)  American Standard Inc. Management Partners' Bonus Plan, effective as of July 7,
                1988; previously filed as Exhibit (10)(i) by American Standard Inc. in its Form
                10-Q for the quarter ended September 30, 1988, and herein incorporated by reference; amendments to Plan adopted on June 7, 1990, previously filed as
                Exhibit (4)(ii) by American Standard Inc. in its Form 10-Q for the quarter ended June 30, 1990, and herein incorporated by reference.


- ---------------
 + Previously filed

 EXHIBIT NO.                                      DESCRIPTION
- -------------   -------------------------------------------------------------------------------
         (vii)  American Standard Inc. Executive Supplemental Retirement Benefit Program, as
                restated to include all amendments through December 31, 1993; previously filed as Exhibit (10)(vii) by American Standard Inc. in its Form 10-K for the fiscal year ended December 31, 1993, concurrently with the filings of the Company's
                Form 10-K for the same year, and herein incorporated by reference.
        (viii)  Form of Composite American-Standard Employee Stock Ownership Plan incorporating amendments through December 3, 1992; previously filed as Exhibit (10)(x) in
                Registration Statement No. 33-61130 of American Standard Inc. under the
                Securities Act of 1933, as amended, and herein incorporated by reference.
          (ix)  American-Standard Employee Stock Ownership Trust Agreement, dated as of
                December 1, 1991, between ASI Holding Corporation and Fidelity Management Trust
                Company (as successor to Citizens & Southern Trust Company (Georgia), N.A.), as
                trustee; previously filed as Exhibit (10)(xiv) by American Standard Inc. in its
                Form 10-K for the year ended December 31, 1991, and herein incorporated by reference.
           (x)  Consulting Agreement, made July 1, 1988, with Kelso & Company, L.P. concerning general management and financial consulting services to American Standard Inc.;
                previously filed as Exhibit (10)(xviii) by American Standard Inc. in its Form
                10-K for the fiscal year ended December 31, 1988, and herein incorporated by reference.
          (xi)  Agreement, dated as of December 2, 1994, among the Company, American Standard
                Inc. and Kelso & Company, L.P., amending the Consulting Agreement referred to in paragraph (10)(x) above.+
         (xii)  American Standard Inc. Supplemental Compensation Plan for Outside Director; as
                amended through September 1993; previously filed as Exhibit (10)(xv) by
                American Standard Inc. in its Form 10-K for the year ended December 31, 1993, and herein incorporated by reference.
        (xiii)  ASI Holding Corporation 1989 Stock Purchase Loan Program; previously filed as
                Exhibit 10(i) by the Company in its Form 10-Q for the quarter ended September
                30, 1989, and herein incorporated by reference.
         (xiv)  Corporate Officers Severance Plan adopted in December, 1990, effective April
                27, 1991; previously filed as Exhibit 10(xix) by American Standard Inc. in its
                Form 10-K for the fiscal year ended December 31, 1990, and herein incorporated by reference.
          (xv)  Estate Preservation Plan adopted by American Standard Inc. in December, 1990;
                previously filed as Exhibit (10)(xx) by American Standard Inc. in its Form 10-K
                for the fiscal year ended December 31, 1990, and herein incorporated by reference.
         (xvi)  Amendment adopted in March 1993 to Estate Preservation Plan referred to in paragraph (10)(xv) above; previously filed as Exhibit (10)(xix) by American
                Standard Inc. in its Form 10-K for the year ended December 31, 1993 concurrently with the filing of the Company's Form 10-K for the same year, and herein incorporated by reference.
        (xvii)  Summary of terms of Unfunded Deferred Compensation Plan adopted December 2,
                1993; previously filed as Exhibit (10)(xviii) by American Standard Inc. in its
                Form 10-K for the year ended December 31, 1993 concurrently with the filing of the Company's Form 10-K for the same year, and herein incorporated by reference.
       (xviii)  Retirement/Consulting Agreement, dated December 28, 1993, between H. Thompson
                Smith and American Standard Inc.; previously filed as Exhibit (10)(xix) by
                American Standard Inc. in its Form 10-K for the year ended December 31, 1993 concurrently with the filing of the Company's Form 10-K for the same year, and herein incorporated by reference.

- ---------------
 + Previously filed

 EXHIBIT NO.                                      DESCRIPTION
- -------------   -------------------------------------------------------------------------------
         (xix)  Summary of the TNE Incentive Plan of American Standard Inc. and subsidiaries previously filed as Exhibit (10)(i) by American Standard Inc. in its Form 10-Q
                for the quarter ended March 31, 1994 concurrently with the filing of the
                Company's Form 10-Q for the same period, and herein incorporated by reference.
          (xx)  American Standard Companies Inc. Stock Incentive Plan.+
         (xxi)  Form of Indemnification Agreement.+
 (23)      (i)  Consent of Ernst & Young LLP.+
          (ii)  Consent of Debevoise & Plimpton, included in the opinion of Debevoise &
                Plimpton filed as Exhibit (5).+
         (iii)  Consent of Meilicke & Partner.
 (24)           Powers of Attorney.+
 (27)           Financial Data Schedule.+


- ---------------

+ Previously filed

B. FINANCIAL STATEMENT SCHEDULES

     Financial statement schedules, years ended December 31, 1991, 1992 and 1993

     Report of Ernst & Young LLP, Independent Auditors

     III -- Condensed Financial Information of Registrant

     IX -- Short-Term Borrowings

ITEM 17.  UNDERTAKINGS.

     (A) The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     (B) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (C) The undersigned registrant hereby undertakes that:

          1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          2. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment No. 5 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Piscataway, State of New Jersey on February 2, 1995.


                                          AMERICAN STANDARD COMPANIES INC.

                                          By: /s/  EMMANUEL A. KAMPOURIS
                                          --------------------------------
                                                (Emmanuel A. Kampouris)
                                              Chairman, President and Chief
                                                    Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 5 to the Registration Statement has been signed below by the following persons in the capacities indicated on February 2, 1995.


    /s/  EMMANUEL A. KAMPOURIS         Chairman, President and Chief Executive Officer;
- -------------------------------------  Director (Principal Executive Officer)
       (Emmanuel A. Kampouris)

      /s/  FRED A. ALLARDYCE           Vice President and Chief Financial Officer
- -------------------------------------  (Principal Financial Officer)
         (Fred A. Allardyce)

        /s/  G. RONALD SIMON           Vice President and Controller (Principal Accounting
- -------------------------------------  Officer)
          (G. Ronald Simon)

       /s/  STEVEN E. ANDERSON*        Director
- -------------------------------------
        (Steven E. Anderson)

        /s/  HORST HINRICHS*           Director
- -------------------------------------
          (Horst Hinrichs)

      /s/  GEORGE H. KERCKHOVE*        Director
- -------------------------------------
        (George H. Kerckhove)

       /s/  SHIGERU MIZUSHIMA*         Director
- -------------------------------------
         (Shigeru Mizushima)

       /s/  FRANK T. NICKELL*          Director
- -------------------------------------
         (Frank T. Nickell)

       /s/  ROGER W. PARSONS*          Director
- -------------------------------------
         (Roger W. Parsons)

      /s/  J. DANFORTH QUAYLE*         Director
- -------------------------------------
        (J. Danforth Quayle)

      /s/  DAVID M. RODERICK*          Director
- -------------------------------------
         (David M. Roderick)

       /s/  JOHN RUTLEDGE*             Director
- -------------------------------------
           (John Rutledge)

     /s/  JOSEPH S. SCHUCHERT*         Director
- -------------------------------------
        (Joseph S. Schuchert)

   *By:  /s/  RICHARD A. KALAHER
- -------------------------------------
         (Richard A. Kalaher,
         as attorney-in-fact)

                         REPORT OF INDEPENDENT AUDITORS

Stockholders and Board of Directors
American Standard Companies Inc.


We have audited the consolidated financial statements of American Standard Companies Inc., (formerly ASI Holding Corporation), as of December 31, 1993 and 1992, and for each of the three years in the period ended December 31, 1993, and have issued our report thereon dated March 14, 1994 (included elsewhere in this Amendment No. 5 to the Registration Statement on Form S-2). Our audits also included the consolidated schedules listed in Item 16(b). These schedules are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.


In our opinion, the consolidated schedules referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information required to be stated therein.

                                                  ERNST & YOUNG LLP
                                                  New York, New York

March 14, 1994

         SCHEDULE III -- CONDENSED FINANCIAL INFORMATION OF REGISTRANT

              STATEMENTS OF OPERATIONS (PARENT COMPANY SEPARATELY)
                             (DOLLARS IN THOUSANDS)

                                                                            YEAR ENDED
                                                                   -----------------------------
                                                                   DECEMBER 31,     DECEMBER 31,
                                                                       1992             1993
                                                                   ------------     ------------
Interest income..................................................    $    273        $      188
Interest expense.................................................         273               188
Equity in net loss of subsidiary.................................     (57,238)         (208,567)
                                                                   ------------     ------------
     Net loss....................................................    $(57,238)       $ (208,567)
                                                                   ===========      ===========

                       See notes to financial statements.

                   BALANCE SHEET (PARENT COMPANY SEPARATELY)
                             (DOLLARS IN THOUSANDS)

                                                                          DECEMBER 31,
                                                                     -----------------------
                                                                       1992          1993
                                                                     ---------     ---------
                                    ASSETS
Investment in subsidiary...........................................  $(424,110)    $(695,287)
                                                                     ==========    ==========
                                 LIABILITIES
Loan payable to subsidiary.........................................      3,316         2,588
Stock repurchase obligation (Note C)...............................     21,138        24,938

                            STOCKHOLDERS' DEFICIT
Common stock, $.01 par, 200,000,000 shares authorized; shares
  issued and outstanding, 59,021,468 in 1992; 59,645,838 in 1993...        590           596
Capital surplus....................................................    191,997       188,387
Subscriptions receivable...........................................     (3,316)       (2,588)
ESOP shares........................................................     (9,527)       (4,331)
Accumulated deficit................................................   (541,436)     (750,003)
Foreign currency translation effects...............................    (86,872)     (149,220)
Minimum pension liability adjustment...............................         --        (5,654)
                                                                     ---------     ---------
          Total stockholders' deficit..............................   (448,564)     (722,813)
                                                                     ---------     ---------
                                                                     $(424,110)    $(695,287)
                                                                     ==========    ==========

                       See notes to financial statements.

         SCHEDULE III -- CONDENSED FINANCIAL INFORMATION OF REGISTRANT

              STATEMENT OF CASH FLOWS (PARENT COMPANY SEPARATELY)
                             (DOLLARS IN THOUSANDS)

                                                                      YEAR ENDED DECEMBER 31,
                                                                   -----------------------------
                                                                       1992             1993
                                                                   ------------     ------------
Cash flows from operating activities:
  Net loss.......................................................   $  (57,238)      $ (208,567)
  Adjustments to reconcile net loss to net cash provided by
     operating activities:
     Equity in net loss of subsidiary............................       57,238          208,567
                                                                   ------------     ------------
Net cash flow from operating activities..........................            0                0
                                                                   ------------     ------------

Cash provided (used) by investing activities:
  Investment in subsidiary.......................................       (3,103)          (4,585)
  Purchase of common stock by subsidiary.........................       10,950           12,194
                                                                   ------------     ------------
Net cash provided by investing activities........................        7,847            7,609
                                                                   ------------     ------------

Cash provided (used) by financing activities:
  Issuance of common stock.......................................        3,103            4,585
  Common stock repurchased.......................................      (10,950)         (12,194)
  Repayments on subscriptions receivable.........................          653              482
  Repayment of loan from subsidiary..............................         (653)            (482)
                                                                   ------------     ------------
Net cash used by financing activities............................       (7,847)          (7,609)
                                                                   ------------     ------------
Net change in cash and cash equivalents..........................   $        0       $        0
                                                                   ===========      ===========

                     See notes to the financial statements.

           NOTES TO FINANCIAL STATEMENTS (PARENT COMPANY SEPARATELY)

(A) The notes to the consolidated financial statements of American Standard Companies Inc., formerly ASI Holding Corporation (the "Parent Company"), are an integral part of these condensed financial statements.

(B) The Parent Company was organized by Kelso & Company,, L.P., a private merchant banking firm, to participate in the acquisition of American Standard Inc. American Standard Inc. is now a wholly owned subsidiary of the Parent Company. The Parent Company has no other investments or operations.

(C) The Parent Company has issued its Common Stock to numerous employees in connection with the Acquisition and various employee benefit and incentive plans including the ESOP. As no public market exists for the stock, the Parent Company, to provide liquidity to employees who have terminated employment, has made purchases of such employees' stock. Purchases are based upon fair value appraisals obtained in connection with the ESOP. The amount of such stock purchases is subject to annual limitations contained in American Standard Inc.'s lending arrangements and debt instruments. As the stock tendered for payment by terminated employees has exceeded the amount available to be paid under the borrowing agreements described previously, a liability for the unpaid tendered stock has been recorded on the financial statements of the Parent Company with a concomitant reduction in Common Stock and Capital Surplus.

                      SCHEDULE IX -- SHORT-TERM BORROWINGS

                 YEARS ENDED DECEMBER 31, 1991, 1992, AND 1993
                             (DOLLARS IN MILLIONS)

                                                               MAXIMUM         AVERAGE
                               BALANCE        WEIGHTED         AMOUNT          AMOUNT           WEIGHTED
                                 END           AVERAGE           AT          OUTSTANDING         AVERAGE
          CATEGORY            OF PERIOD     INTEREST RATE     MONTH END     DURING PERIOD     INTEREST RATE
- ----------------------------  ---------     -------------     ---------     -------------     -------------
1991:
  Payable to banks..........     $63            12.3%           $ 167           $ 104             11.2%
1992:
  Payable to banks..........     $99            12.5%           $ 119           $ 104             11.9%
1993:
  Payable to banks..........     $38            10.3%           $ 160           $ 118              8.97%

- ---------------
The weighted average interest rates for the period were computed by dividing the actual interest expense for the period by average short-term borrowings for the period.

                                 EXHIBIT INDEX


                                                                                       SEQUENTIALLY
                                                                                         NUMBERED
 EXHIBIT NO.                                 DESCRIPTION                                   PAGE
- -------------   ---------------------------------------------------------------------  ------------
  (1)           Form of U.S. Underwriting Agreement.+
  (3)      (i)  Form of Restated Certificate of Incorporation of American Standard
                Companies Inc. (the "Company").+.....................................
          (ii)  Form of Amended By-Laws of the Company.+
  (4)      (i)  Form of Common Stock Certificate.+...................................
          (ii)  Indenture, dated as of November 1, 1986, between American Standard
                Inc. and Manufacturers Hanover Trust Company, Trustee, including the form of 9 1/4% Sinking Fund Debenture Due 2016 issued pursuant thereto on December 9, 1986, in the aggregate principal amount of
                $150,000,000; previously filed as Exhibit (4)(iii) by American
                Standard Inc. in its Form 10-K for the fiscal year ended December 31,
                1986, and herein incorporated by reference...........................


         (iii)  Instrument of Resignation, Appointment and Acceptance, dated as of
                April 25, 1988 among American Standard Inc., Manufacturers Hanover
                Trust Company (the "Resigning Trustee") and Wilmington Trust Company
                (the "Successor Trustee"), relating to resignation of the Resigning
                Trustee and appointment of the Successor Trustee, under the Indenture described in (4)(ii) above; previously filed as Exhibit (4)(ii) in
                Registration Statement No. 33-64450 of American Standard Inc. under the Securities Act of 1933, as amended, and herein incorporated by reference............................................................
          (iv)  Indenture dated as of May 15, 1992, between American Standard Inc.
                and First Trust National Association, Trustee, relating to American
                Standard Inc.'s 10 7/8% Senior Notes due 1999, in the aggregate principal amount of $150,000,000; previously filed as Exhibit (4)(i)
                by American Standard Inc. in its Form 10-Q for the quarter ended June
                30, 1992, and herein incorporated by reference.......................
           (v)  Form of 10 7/8% Senior Notes due 1999 included as Exhibit A to the
                Indenture described in (4)(iv) above.................................
          (vi)  Indenture dated as of May 15, 1992, between American Standard Inc.
                and First Trust National Association, Trustee, relating to American
                Standard Inc.'s 11 3/8% Senior Debentures due 2004, in the aggregate principal amount of $250,000,000; previously filed as Exhibit
                (4)(iii) by American Standard Inc. in its Form 10-Q for the quarter ended June 30, 1992, and herein incorporated by reference............
         (vii)  Form of 11 3/8% Senior Debentures due 2004 included as Exhibit A to the Indenture described in (4)(vi) above.............................
        (viii)  Form of Indenture, dated as of June 1, 1993, between American
                Standard Inc. and United States Trust Company of New York, as
                Trustee, relating to American Standard Inc.'s 9 7/8% Senior
                Subordinated Notes Due 2001; previously filed as Exhibit (4) (xxxi)
                in Amendment No. 1 to Registration Statement No. 33-61130 of American
                Standard Inc. under the Securities Act of 1933, as amended, and herein incorporated by reference.....................................
          (ix)  Form of Note evidencing the 9 7/8% Senior Subordinated Notes Due 2001 included as Exhibit A to the Form of Indenture referred to in 4(viii)
                above................................................................

- ---------------
 + Previously filed

                                                                                       SEQUENTIALLY
                                                                                         NUMBERED
 EXHIBIT NO.                                 DESCRIPTION                                   PAGE
- -------------   ---------------------------------------------------------------------  ------------
           (x)  Form of Indenture, dated as of June 1, 1993, between American
                Standard Inc. and United States Trust Company of New York, as
                Trustee, relating to American Standard Inc.'s 10 1/2% Senior
                Subordinated Discount Debentures Due 2005; previously filed as
                Exhibit (4) (xxxiii) in Amendment No. 1 to Registration Statement No.
                33-61130 of American Standard Inc. under the Securities Act of 1933, as amended, and herein incorporated by reference.....................
          (xi)  Form of Debenture evidencing the 10 1/2% Senior Subordinated Discount
                Debentures Due 2005 included as Exhibit A to the Form of Indenture referred to in 4 (x) above...........................................
         (xii)  Assignment and Amendment Agreement, dated as of June 1, 1993, among
                American Standard Inc., the Company, certain subsidiaries of American
                Standard Inc., Bankers Trust Company, as agent under the 1988 Credit
                Agreement, the financial institutions named as Lenders in the 1988
                Credit Agreement and certain additional Lenders and Chemical Bank, as
                Administrative Agent and Arranger; previously filed as Exhibit
                (4)(xiii) in Amendment No. 1 to Registration Statement No. 33-64450
                of American Standard Inc. under the Securities Act of 1933, as amended, and herein incorporated by reference........................
        (xiii)  Credit Agreement, dated as of June 1, 1993, among American Standard
                Inc., the Company, certain subsidiaries of American Standard Inc. and the lending institutions listed therein, Chemical Bank, as
                Administrative Agent and Arranger; Bankers Trust Company, The Bank of
                Nova Scotia, The Chase Manhattan Bank, N.A., Deutsche Bank AG, The
                Long-Term Credit Bank of Japan, Ltd., New York Branch, and
                NationsBank of North Carolina, N.A., as Managing Agents, and Banque
                Paribas, Citibank, N.A., and Compagnie Financiere de CIC et de
                l'Union Europeenne, New York Branch, as Co-Agents; previously filed as Exhibit (4)(xiv) in Amendment No. 1 to Registration Statement No.
                33-64450 of American Standard Inc. under the Securities Act of 1933, as amended, and herein incorporated by reference.....................
         (xiv)  First Amendment, Consent and Waiver, dated as of February 10, 1994, to the Credit Agreement referred to in paragraph (4)(xiii) above;
                previously filed as Exhibit (4)(xvii) by American Standard Inc. in its Form 10-K for the year ended December 31, 1993, concurrently with the filing of the Company's Form 10-K for the same year, and herein incorporated by reference............................................
          (xv)  Second Amendment, dated as of October 21, 1994, to the Credit
                Agreement, referred to in paragraph (4)(xiii) above.+................
         (xvi)  Stockholders Agreement, dated as of July 7, 1988, as amended as of
                August 1, 1988, among the Company, Kelso ASI Partners, L.P., and the
                Management Stockholders named therein; previously filed as Exhibit
                4.19 in Amendment No. 2 to Registration Statement No. 33-23070 of the
                Company under the Securities Act of 1933, as amended, and herein incorporated by reference............................................
        (xvii)  Amendment to Section 2.1 of the Stockholders Agreement referred to in paragraph (4)(xvi) above, effective as of January 1, 1991; previously filed as Exhibit (4)(xxvii) by the Company in its Form 10-K for the year ended December 31, 1992, and herein incorporated by
                reference............................................................

- ---------------
 + Previously filed

                                                                                       SEQUENTIALLY
                                                                                         NUMBERED
 EXHIBIT NO.                                 DESCRIPTION                                   PAGE
- -------------   ---------------------------------------------------------------------  ------------
       (xviii)  Supplement and Amendment, dated as of September 4, 1991, to the
                Stockholders Agreement, dated as of July 7, 1988, as amended, referred to in paragraph (4)(xvi) above; previously filed as Exhibit
                (4)(ii) by the Company in its Form 10-Q for the quarter ended
                September 30, 1991, and herein incorporated by reference.............
         (xix)  Revised Schedule of Priorities, effective as of September 5, 1991, as adopted by the Board of Directors of the Company, pursuant to the
                Stockholders Agreement dated as of July 7, 1988, as amended, referred to in paragraph (4)(xvi) above; previously filed as Exhibit (4)(iii)
                by the Company in its Form 10-Q for the quarter ended September 30,
                1991, and herein incorporated by reference...........................
          (xx)  Amended Paragraph 6.1 of the Stockholders Agreement referred to in paragraph (4)(xvi) above, effective as of September 2, 1993;
                previously filed as Exhibit (4)(xxi) by the Company in its Form 10-K for the fiscal year ended December 31, 1993, and herein incorporated by reference.........................................................
         (xxi)  Amended and Restated Stockholders Agreement, dated as of December 2,
                1994, among the Company, Kelso ASI Partners, L.P., and the Management
                Stockholders named therein.+.........................................
        (xxii)  Form of Rights Agreement, dated as of January 5, 1995 between the
                Company and Citibank, N.A. as Rights Agent.+.........................
  (5)           Opinion of Debevoise & Plimpton regarding the legality of the securities being registered.+........................................
 (10)      (i)  Agreement and Plan of Merger, dated as of March 16, 1988, among
                American Standard Inc., ASI Acquisition Company and the Company and
                Offer Letter, dated March 16, 1988, between the Company and Kelso &
                Company, L.P.; previously filed as Exhibit 2 to American Standard
                Inc.'s Schedule 14D-9 filed March 21, 1988, in connection with the offer for all of the shares of American Standard Inc.'s Common Stock by a corporation formed by Kelso & Company, L.P., and herein incorporated by reference............................................
          (ii)  Amendment, dated June 3, 1988, to Agreement and Plan of Merger referred to in paragraph (10)(i) above; previously filed as Exhibit
                2.50 in Amendment No. 1 to the Registration Statement No. 33-22126 of
                American Standard Inc. under the Securities Act of 1933, as amended, and herein incorporated by reference.................................
         (iii)  American Standard Inc. Long-Term Incentive Compensation Plan, as
                amended through February 6, 1992; previously filed as Exhibit
                (10)(iv) by American Standard Inc. in its Form 10-K for the fiscal year ended December 31, 1992, and herein incorporated by
                reference............................................................
          (iv)  Trust Agreement for American Standard Inc. Long-Term Incentive
                Compensation Plan; previously filed as Exhibit (10)(iv) by American
                Standard Inc. in its Form 10-K for the year ended December 31, 1993, concurrently with the filing of the Company's Form 10-K for the same year, and herein incorporated by reference...........................


- ---------------
 + Previously filed

                                                                                       SEQUENTIALLY
                                                                                         NUMBERED
 EXHIBIT NO.                                 DESCRIPTION                                   PAGE
- -------------   ---------------------------------------------------------------------  ------------
           (v)  American Standard Inc. Annual Incentive Plan; previously filed as
                Exhibit (10)(vii) by American Standard Inc. in its Form 10-K for the
                fiscal year ended December 31, 1988, and herein incorporated by reference............................................................
          (vi)  American Standard Inc. Management Partners' Bonus Plan, effective as of July 7, 1988; previously filed as Exhibit (10)(i) by American
                Standard Inc. in its Form 10-Q for the quarter ended September 30,
                1988, and herein incorporated by reference; amendments to Plan adopted on June 7, 1990, previously filed as Exhibit (4)(ii) by
                American Standard Inc. in its Form 10-Q for the quarter ended June
                30, 1990, and herein incorporated by reference.......................
         (vii)  American Standard Inc. Executive Supplemental Retirement Benefit
                Program, as restated to include all amendments through December 31,
                1993; previously filed as Exhibit (10)(vii) by American Standard Inc.
                in its Form 10-K for the fiscal year ended December 31, 1993, concurrently with the filings of the Company's Form 10-K for the same year, and herein incorporated by reference...........................
        (viii)  Form of Composite American-Standard Employee Stock Ownership Plan
                incorporating amendments through December 3, 1992; previously filed as Exhibit (10)(x) in Registration Statement No. 33-61130 of American
                Standard Inc. under the Securities Act of 1933, as amended, and herein incorporated by reference.....................................
          (ix)  American-Standard Employee Stock Ownership Trust Agreement, dated as of December 1, 1991, between ASI Holding Corporation and Fidelity
                Management Trust Company (as successor to Citizens & Southern Trust
                Company (Georgia), N.A.), as trustee; previously filed as Exhibit
                (10)(xiv) by American Standard Inc. in its Form 10-K for the year ended December 31, 1991, and herein incorporated by reference........
           (x)  Consulting Agreement, made July 1, 1988, with Kelso & Company, L.P.
                concerning general management and financial consulting services to
                American Standard Inc.; previously filed as Exhibit (10)(xviii) by
                American Standard Inc. in its Form 10-K for the fiscal year ended
                December 31, 1988, and herein incorporated by reference..............
          (xi)  Agreement, dated as of December 2, 1994, among the Company, American
                Standard Inc. and Kelso & Company, L.P., amending the Consulting
                Agreement referred to in paragraph (10)(x) above.+...................
         (xii)  American Standard Inc. Supplemental Compensation Plan for Outside
                Director; as amended through September 1993; previously filed as
                Exhibit (10)(xv) by American Standard Inc. in its Form 10-K for the
                year ended December 31, 1993, and herein incorporated by
                reference............................................................
        (xiii)  ASI Holding Corporation 1989 Stock Purchase Loan Program; previously filed as Exhibit 10(i) by the Company in its Form 10-Q for the
                quarter ended September 30, 1989, and herein incorporated by reference............................................................
         (xiv)  Corporate Officers Severance Plan adopted in December, 1990, effective April 27, 1991; previously filed as Exhibit 10(xix) by
                American Standard Inc. in its Form 10-K for the fiscal year ended
                December 31, 1990, and herein incorporated by reference..............

- ---------------
 + Previously filed

                                                                                       SEQUENTIALLY
                                                                                         NUMBERED
 EXHIBIT NO.                                  DESCRIPTION                                  PAGE
- --------------    -------------------------------------------------------------------  ------------


           (xv)   Estate Preservation Plan adopted by American Standard Inc. in
                  December, 1990; previously filed as Exhibit (10)(xx) by American
                  Standard Inc. in its Form 10-K for the fiscal year ended December
                  31, 1990, and herein incorporated by reference.....................
          (xvi)   Amendment adopted in March 1993 to Estate Preservation Plan referred to in paragraph (10)(xv) above; previously filed as
                  Exhibit (10)(xix) by American Standard Inc. in its Form 10-K for
                  the year ended December 31, 1993 concurrently with the filing of the Company's Form 10-K for the same year, and herein incorporated by reference.......................................................
         (xvii)   Summary of terms of Unfunded Deferred Compensation Plan adopted
                  December 2, 1993; previously filed as Exhibit (10)(xviii) by
                  American Standard Inc. in its Form 10-K for the year ended December
                  31, 1993 concurrently with the filing of the Company's Form 10-K for the same year, and herein incorporated by reference............
        (xviii)   Retirement/Consulting Agreement, dated December 28, 1993, between
                  H. Thompson Smith and American Standard Inc.; previously filed as
                  Exhibit (10)(xix) by American Standard Inc. in its Form 10-K for
                  the year ended December 31, 1993 concurrently with the filing of the Company's Form 10-K for the same year, and herein incorporated by reference.......................................................
          (xix)   Summary of the TNE Incentive Plan of American Standard Inc. and
                  subsidiaries previously filed as Exhibit (10)(i) by American
                  Standard Inc. in its Form 10-Q for the quarter ended March 31, 1994 concurrently with the filing of the Company's Form 10-Q for the same period, and herein incorporated by reference..................
           (xx)   American Standard Companies Inc. Stock Incentive Plan.+............
          (xxi)   Form of Indemnification Agreement.+................................
 (23)       (i)   Consent of Ernst & Young LLP.+
           (ii)   Consent of Debevoise & Plimpton, included in the opinion of
                  Debevoise & Plimpton filed as Exhibit (5).+
          (iii)   Consent of Meilicke & Partner.
 (24)             Powers of Attorney.+
 (27)             Financial Data Schedule.+


- ---------------

+ Previously filed